UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF MICHIGAN

ROCKWELL MEDICAL, INC.,	Civil No. 17-cv-10757
Plaintiff,	Hon. Robert H. Cleland
-against-	
RICHMOND BROTHERS, INC., *et al*.,	
Defendant.	

CORRECTED
THE RICHMOND RAVICH DEFENDANTS'
MEMORANDUM IN OPPOSITION TO PLAINTIFF'S
MOTION FOR A PRELIMINARY INJUNCTION & OBJECTION
TO THE MARCH 24, 2017 ORDER DENYING EXPEDITED DISCOVERY

4096767-11

Table of Contents

i

Table of Authorities

ii

Table of Authorities
(continued)

iii

Table of Authorities
(continued)

iv

Table of Authorities
(continued)

v

Table of Authorities
(continued)

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UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF MICHIGAN

ROCKWELL MEDICAL, INC.,	Civil No. 17-cv-10757
Plaintiff,	Hon. Robert H. Cleland
-against-	
RICHMOND BROTHERS, INC., *et al*.,	
Defendant.	

THE RICHMOND RAVICH DEFENDANTS'
MEMORANDUM IN OPPOSITION TO PLAINTIFF'S
MOTION FOR A PRELIMINARY INJUNCTION & OBJECTION
TO THE MARCH 24, 2017 ORDER DENYING EXPEDITED DISCOVERY

Defendants David S. Richmond, Matthew J. Curfman, Richmond Brothers,

Inc., RBI Private Investment I, LLC, RBI PI Manager, LLC, Richmond Brothers

401(k) Profit Sharing Plan, Mark H. Ravich, Norman J. Ravich Irrevocable Trust,

Norman and Sally Ravich Family Trust, Alexander Coleman Ravich 1991

Irrevocable Trust, Alyssa Danielle Ravich 1991 Irrevocable Trust (collectively, the

"Richmond Ravich Defendants"), by their undersigned counsel, respectfully

submit this memorandum in opposition to Plaintiff's Motion for a Preliminary

Injunction and Objection to the March 24, 2017 Order Denying Expedited

Discovery.

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Preliminary Statement

On February 20, 2017, David Richmond and Mark Ravich filed a Schedule 13D regarding their investment in Rockwell Medical, Inc. ("Rockwell" or the "Company") disclosing their view that Rockwell was "significantly undervalued in large part due to the Issuer's poor corporate governance practices and operational missteps by the Issuer's management team and Board of Directors…" On March 1, Mr. Ravich nominated himself and David Richmond for seats on the Board of Directors, to be voted upon at Rockwell's 2017 Annual Meeting.

The next day, Rockwell filed this action asserting classic "sue first and ask questions later" claims. The lynchpin of Rockwell's Complaint, and the cornerstone of the relief now sought on its motion for a preliminary injunction, is the theory that Mr. Richmond and Mr. Ravich have secret agreements regarding their Rockwell shares with three other defendants, Christopher Paxos, Jay Joliat, and David Hagelstein. But recent events have confirmed that Mr. Hagelstein is voting with management. He has a *disagreement* with Messrs. Richmond and Ravich, not an agreement. Mr. Paxos has attested that he owns no Rockwell shares and, therefore, could not possibly have any agreement relating to their voting or disposition. Mr. Joliat had no communication with either Mr. Richmond or Mr. Ravich for over a year before this litigation brought them into contact. In short, Rockwell's speculation about a secret agreement has no basis in fact. Once this

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Court concludes that the current Schedule 13D, as amended, is accurate in all

material respects, Rockwell's motion must be denied. In *Rondeau v. Mosinee*

Paper Co., 422 U.S. 49 (1975), the Supreme Court held that the sole remedy, if

any, afforded an issuer such as Rockwell under Section 13(d) of Securities

Exchange Act of 1934, 15 U.S.C. §78m (d), was to obtain current compliance with

the statute. The Court observed that Congress "disclaimed an intention to provide

a weapon for management to discourage takeover bids or prevent large

accumulations of stock…"

In an attempt to nullify the limitations articulated in *Rondeau*, Rockwell

contends that the current Schedule 13D is deficient for not disclosing a series of

alleged past violations. The evidence demonstrates, however, that Messrs.

Richmond and Ravich have at all times complied with their disclosure obligations

under Section 13 of the Securities Exchange Act of 1934. More important, there is

no reason for the Court to explore these past events, or burden Messrs. Richmond

and Ravich with the extraordinary cost of discovery in doing so. No such

disclosure is called for in the SEC regulations implementing Section 13(d) under

Rondeau. Whether a filing was timely or not or whether an old filing was

complete or not, are issues that incumbent management may not pursue. In the

unlikely event that shareholders have an interest in these matters, Messrs.

Richmond and Ravich have amended their Schedule 13D to disclose Rockwell's

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claims and the emails from early 2016 upon which Rockwell relies. The exception

now advanced by Rockwell would swallow *Rondeau* in its entirety and tilt the

playing field of corporate control heavily in management's favor. Indeed,

Magistrate Judge Majzoub recognized the deficiencies in Rockwell's claims in

denying expansive expedited discovery.

Factual Background

The factual allegations herein are taken from the Declarations of David

Richmond ("Richmond Dec."), Mark Ravich ("Ravich Dec.") and exhibits thereto,

as well as the Declaration of Jay Joliat ("Joliat Dec."), and the previously

submitted Affidavit of Chris Paxos ("Paxos Aff.") and exhibits.

The Parties

Plaintiff Rockwell Medical, Inc., a Michigan corporation, is a

biopharmaceutical company based in Wixom. Rockwell's common stock has been

publicly traded on the NASDAQ over-the-counter market since 1998. Robert

Chioini is the founder and Chief Executive Officer of Rockwell and the Chairman

of its Board of Directors. (Chioini Dec. ¶ 1.)

Defendant David Richmond has worked as a financial planner since his

student years at Michigan State. He is Chairman of defendant Richmond Brothers,

Inc. ("Richmond Brothers"), and the manager of defendant RBI PI Manager LLC

("RBI PI"), both of which are registered investment advisors with the SEC.

4

(Richmond Dec. ¶ 2.) Defendant Matthew J. Curfman is the President of

Richmond Brothers. (*Id.* ¶ 3.) Mr. Richmond beneficially owns approximately

5,609,977 shares of Rockwell, representing 10.8% of the voting shares. (*Id.* ¶ 4.)

He is the Company's largest independent shareholder. (*Id.*)

Defendant Mark H. Ravich is a Minnesota resident and the trustee of the

four trusts which are named as defendants: Norman J. Ravich Irrevocable Trust,

Norman and Sally Ravich Family Trust, Alexander Coleman Ravich 1991

Irrevocable Trust, and Alyssa Danielle Ravich 1991 Irrevocable Trust. Mr. Ravich

beneficially owns 467,650 shares of Rockwell. (Ravich Dec. ¶ 3.)

Defendant Chris Paxos resides in Ohio and is alleged to be a current

shareholder of Rockwell. (Compl. ¶ 28.) In fact, Mr. Paxos is no longer a

shareholder of Rockwell. (Dkt. 24, Paxos Aff. ¶ 2.)

Defendant David Hagelstein resides in Michigan and is alleged to be a

current shareholder of Rockwell. (Compl. ¶ 30.) Rockwell dismissed

Mr. Hagelstein from this lawsuit with prejudice on April 5, 2016. (Dkt. 29)

Mr. Hagelstein has advised David Richmond that he voted in favor of Rockwell

management at the Company's 2016 annual meeting, and intends to do so again at

the 2017 annual meeting. (Richmond Dec. ¶ 22.)

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Defendant Jay Joliat is a Michigan resident and is also alleged to be a current shareholder of Rockwell. (Compl. ¶ 29.) Mr. Joliat is a builder, developer and restaurateur based in Birmingham, Michigan. (Joliat Dec. ¶ 2.)

Rockwell Medical

Rockwell is a biopharmaceutical company focused on treatments for renal and kidney disease. As recently as July 2015, its shares traded above $18 per share in hope that management would capitalize on their promises regarding Triferic, a treatment for dialysis patients, and other new drugs. (Richmond Dec. ¶ 5.) Rockwell's shares now trade between $5 and $6 per share, reflecting the market's assessment that management has not performed. For 2016, Rockwell had a net loss of $19.1 million on revenue of $53.3 million, reflecting a decrease in revenue and an increase in loss from the prior year. (Richmond Dec. Ex. B.) By any measure, Rockwell has underperformed. Over the past 5 years, investors have suffered a cumulative loss of 38%, while the NASDAQ Biopharmaceutical Index has delivered a return of 151%. (Richmond Dec. ¶ 29.)

The Company is led by Robert Chioini, who received annual compensation of $7.85 million in 2015 and $8.5 million in 2014, notwithstanding the Company's losses. (Richmond Dec. ¶ 8.) Mr. Chioini's compensation and corporate governance has led Institutional Shareholder Services ("ISS"), the nation's leading independent corporate governance advisor, to recommend voting *against* board

6

nominees, who ran unopposed, at the Annual Meetings for 2015 and 2016, and

against a proposed compensation plan for management in 2016. (Richmond Dec.

Exs. C and D.) Despite the Company's poor performance, according to ISS, Mr.

Chioini's pay was 5.49 times the median of Rockwell's peers in 2014 and 4.61

times the median of its peers in 2015. (*Id*.) At least for the past two years, ISS has

assigned Rockwell its worst score for corporate governance, ten on a scale from

one to ten, indicating the highest governance risks. (*Id*.)

<u>The Schedule 13D Filings in 2017</u>

On February 20, 2017, Messrs. Richmond, Curfman and Ravich,

individually and on behalf of their entities, entered into a Joint Solicitation and

Filing Agreement (the "Joint Solicitation Agreement") "for the purpose of (i)

engaging in discussions with [Rockwell] regarding means to enhance shareholder

value and corporate governance, (ii) taking all other action necessary to achieve the

foregoing and (iii) taking any other actions the Group determines to undertake in

connection with their respective investment in [Rockwell]." (Compl. Ex. P) The

Richmond Ravich Defendants then filed a Schedule 13D with the Securities and

Exchange Commission disclosing their agreement, share ownership and plans

regarding Rockwell. (*Id.*) Item 4 of the Schedule 13D disclosed that Richmond

Ravich Defendants, amongst other things, intended "to engage in discussions with

the Issuer's management team, the Board, stockholders of the Issuer and other

7

interested parties regarding the Issuer's capital allocation, corporate governance

(including Board composition), operations, strategic plans and other means to

enhance stockholder value." (*Id.*)

On March 1, 2017, Mark Ravich delivered a letter to Rockwell nominating

himself and David Richmond for election to the Board of Directors at the 2017

Annual Meeting. (Compl. Ex. Q.) The Richmond Ravich Defendants timely filed

Amendment No. 1 to the Schedule 13D disclosing the nomination letter. In the

amended Schedule 13D, the Richmond Ravich Defendants reported:

> After the Reporting Persons' efforts to engage in
> constructive dialogue with the Board and management
> team were repeatedly rebuffed, the Reporting Persons felt
> they were left with no choice other than to nominate the
> Nominees for election to the Board, who they believe
> will be strong voices in support of improved corporate
> governance, communication with shareholders and drive
> for increased shareholder value.

(Compl. Ex. R.)

On March 17, 2017, the Richmond Ravich Defendants filed a second

amendment to their Schedule 13D disclosing this litigation and annexing the

Complaint, along with the email and letters in 2016 upon which Rockwell relies

for its "group" theory. (Richmond Dec. Ex. J – Schedule 13D, Am. No. 2, dated

March 17, 2017.)

Rockwell has five directors on its Board, who hold staggered terms. The

Company has announced that there will be one seat for election at the 2017 Annual

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Meeting. At present, however, Rockwell has neither set a date for the Annual

Meeting, nor a record date to determine those eligible to vote at the meeting. Each

of Rockwell and the Richmond Ravich Defendants has filed preliminary proxy

materials with the SEC. (Richmond Dec. Exs. H & I.) These materials are subject

to review and comment by the SEC. It will likely take two to three weeks for them

to become definitive. Once definitive proxy statements are filed, each side may

solicit shareholders for proxies. The time and date of the annual meeting are

subject to the control of Mr. Chioini and the incumbent Board.

Communications with Rockwell in 2016

Both Mr. Richmond and Mr. Ravich are long term investors in Rockwell and

over the years have communicated with their fellow shareholders on matters of

common concern. Over the last five years, Rockwell approached Mr. Richmond

many times to ask him to speak to potential new shareholders. Mr. Richmond

routinely obliged. (Richmond Dec. ¶ 11.) In fact, defendant David Hagelstein was

introduced to Mr. Richmond through Rockwell's institutional relations

representative, Ron Aubrey, who facilitated and encouraged large shareholders to

discuss the Company amongst themselves. (Richmond Dec. ¶ 23.)

In February 2016—after Rockwell's shares had plummeted by

approximately 66% in seven months—Mr. Ravich sent three emails to the

Company's CEO, criticizing management and offering recommendations to

9

improve the Company and its relationship with many disappointed investors.

(Compl. Exs. A–C.) His emails were joined in by Mr. Richmond as well as

Messrs. Joliat, Hagelstein, and Paxos. Mr. Richmond followed with a letter and

some emails in March and April 2016, likewise expressing common concerns and

criticism. (Compl. Exs. D–K.) Both Mr. Richmond and Mr. Ravich cited the

collective ownership and common opinions of the other shareholders as factors for

the Rockwell management to weigh.

At no point did the shareholders who joined in this correspondence have any

agreement or understanding regarding the voting, holding or disposition of their

shares. Each remained the master of his own investment. Indeed, the Company

held its 2016 Annual Meeting several months later, without any opposition

candidate or non-management proxy solicitation. Just as significant, both Mr.

Richmond and Mr. Ravich ceased correspondence that referenced the other

shareholders in April 2016. (Richmond Dec. ¶ 15.) In October 2016, Mr.

Richmond went out of his way to dispel Rockwell's references to a "group,"

advising its CEO,

> I do not have a group. You keep mentioning a group.
> There is no group. I know your trying to pigeon hole
> me/us into a legal issue but we don't have a group. I
> can't stop other shareholders from calling me as the
> largest shareholder. I have always been supportive of
> management and the vision of the company. But being
> we are through the FDA process and the vision is now
> very limited and thus it is very difficult to support the

10

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> company. We have not called other shareholders. We
> didn't ask them to vote their shares against your comp
> plan [at the 2016 Annual Meeting] even though we were
> going to vote no. We never asked them to vote against
> your director in a protest vote. You simply have a lot of
> pissed off people who expressed that in the defeat of your
> comp plan and 12 million withhold votes of the director
> [at the 2016 Annual Meeting].

(Compl. Ex. N.)

Prior Proceedings

On March 8, 2017, Rockwell filed its Complaint for declaratory and

injunctive relief. (Dkt. 1.) The Complaint annexes emails and letters from Messrs.

Ravich or Richmond in early 2016 and alleges that these evidence a current

"group" for reporting purposes under Section 13(d) of the Securities Exchange Act

of 1934. This claim rests on the theory that *all* defendants today have an

agreement regarding the voting or disposition of their combined shares, as opposed

to a common perception regarding deficiencies in Rockwell's performance and

corporate governance. Rockwell asserts four counts, each arising under Section

13(d). Counts I and III assert claims against all defendants, with Count I alleging

that all defendants should be required to file a Schedule 13D and Count III alleging

that the Schedule 13D filed in February 2017 by the Richmond Ravich Defendants

is misleading for failing to disclose an alleged secret agreement with Messrs.

Paxos, Joliat and Hagelstein. Counts II and IV assert claims against the Richmond

Ravich Defendants, with Count II alleging, in the alternative, that Messrs.

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Richmond and Ravich have been in a group since February 2016 and Count IV

alleging that a Schedule 13G filed by David Richmond's firm in October 2016

should have been filed as a Schedule 13D. The former filing is reserved for

investment professionals who own in excess of 5% of a company's voting

securities and do not have current plans to seek to exert control over the company.

17 C.F.R. §§ 240.14a-3, 240.14a-6. The Complaint seeks broad relief, including

an injunction from "soliciting or contacting" other shareholders, one precluding the

voting of Rockwell shares, and an order requiring defendants "to divest their

Rockwell shares purchased since any one or more of them decided to act as a

group …"

On March 15, 2017, this Court filed a scheduling order, setting a hearing

date of May 3, 2017 for Rockwell's preliminary injunction motion (the "Motion").

(Dkt. 10.) The next day, Rockwell filed a Motion for Leave to Conducted Limited

Expedited Discovery with sweeping demands for documents and testimony,

requesting immediate review from the Court. (Dkt. 11.) As part of its motion for

expedited discovery, Rockwell indicated that it anticipated filing a notice of

dismissal relative to Defendant David Hagelstein "in short order" and would not be

seeking any discovery from Mr. Hagelstein. (*Id*.)

On March 22, 2017, the Court referred Rockwell's motion for expedited

discovery to Magistrate Judge Mona K. Majzoub for a hearing and determination.

(Dkt. 18.) The Richmond Ravich Defendants filed a memorandum in opposition

on March 23, 2017. (Dkt. No. 19) Later that day, Rockwell filed a reply in

support of its motion for expedited discovery, repeating many of the allegations

contained in its Preliminary Injunction motion. (Dkt. 22.) On March 24, 2017,

Magistrate Judge Majzoub denied Rockwell's motion, finding as follows:

> The Court finds Plaintiff has failed to show good cause to
> justify the ordering of Plaintiff's sweeping discovery
> requests in advance of the parties' Rule 26(f) conference
> or the preliminary injunction hearing. Plaintiff's requests
> for production of documents are not limited in any
> meaningful way; they seek documents far beyond those
> which would be relevant to the parties' claims and
> defenses and are not proportional to the needs of the case.
> Fed. R. Civ. P. 26(b)(1). The fact that Plaintiff asks that
> Defendants comply with such requests within 15 days of
> the filing of the motion is vexatious and harassing.

(Dkt. 23.)

On the same day as Magistrate Judge Majzoub's order (the "Discovery

Order"), Defendant Chris Paxos filed a concurrence to the Richmond Ravich

Defendants' opposition, declaring that he was never part of the shareholder group

alleged by Rockwell and further disclosing that he is no longer a Rockwell

shareholder. (Dkt. 24.) On March 27, 2017, Rockwell filed objections to

Magistrate Judge Majzoub's Order. (Dkt. 25.) Separately, on April 5, 2017,

Rockwell filed a voluntary dismissal with prejudice of Defendant Hagelstein.

(Dkt. 29.)

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For the Court's convenience, the Richmond Ravich Defendants submit their opposition to Rockwell's objection here along with their opposition to Rockwell's motion for a preliminary injunction.

<u>Argument</u>

I

<u>THE COURT SHOULD DENY ROCKWELL'S MOTION
FOR A PRELIMINARY INJUNCTION</u>

"[A] preliminary injunction is an extraordinary and drastic remedy, one that should not be granted unless the movant, by a clear showing, carries the burden of persuasion." *Mazurek v. Armstrong*, 520 U.S. 968, 972 (1997); *see also Serv. Employees Int'l Union Local 1 v. Husted*, 698 F.3d 341, 344 (6th Cir. 2012). In considering a motion for preliminary injunctive relief, courts must balance:

> (1) whether the movant has a strong likelihood of success on the merits; (2) whether the movant would suffer irreparable injury without the injunction; (3) whether issuance of the injunction would cause substantial harm to others; and (4) whether the public interest would be served by issuance of the injunction.

Tumblebus Inc. v. Cranmer, 399 F.3d 754, 760 (6th Cir. 2005) (citation omitted). Further, in the context of a contest for corporate control, courts must "guard against improvident or precipitous use of remedies that may have the effect of favoring one side or the other… when allegations of violation of the [Securities Exchange] Act, often made in the heat of the contest, may not be substantiated." *E.ON AG v. Acciona, S.A.*, 468 F. Supp. 2d 537, 557 (S.D.N.Y. 2006). In *Liberty*

14

National Insurance Holding Co. v. The Charter Company, 734 F.2d 545, 588 (11th

Cir. 1984), the Court observed,

> . . . it has been generally recognized that small
> shareholders in large publicly held companies have an
> insufficient incentive adequately to monitor the
> management of the firm. Nevertheless, these
> shareholders are not bereft of all relief from improper or
> inefficient management. Large shareholders, or outsiders
> who may challenge incumbent management, help protect
> the small shareholders' interest in monitoring—by
> possibly challenging—incumbent management. The
> more obstacles that are placed in the path of those who
> would acquire large holdings, and the more expensive
> and time consuming the take over process becomes, the
> less protection for the small shareholder.

A.   Rockwell Has Not Shown A Likelihood of Success on its Claims

Rockwell's primary claim is that the Richmond Ravich Defendants have

failed to disclose an alleged agreement regarding the voting, holding or disposition

of Rockwell shares, *i.e.* a "shareholder group agreement," with Messrs. Joliat,

Paxos and Hagelstein in violation of Section 13(d) of the Exchange Act. Pl. Br. at

21. For this reason, Rockwell claims, the current Schedule 13D, as amended, is

misleading. The evidence is clear that no such "group agreement" exists and

therefore no such disclosure is required.

A Section 13(d) "group" filing is required only when two or more

shareholders "[1] agree to act together [2] for the purpose of acquiring, holding,

voting or disposing of equity securities of an issuer." 17 C.F.R. § 240.13d-5(b)(1).

15

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The mere fact that shareholders have common positions, or even common goals, does not demonstrate an agreement within the statute's narrow requirements. *CSX Corp. v. Children's Inv. Fund Mgmt. (UK) LLP*, 654 F.3d 276, 284 (2d Cir. 2011) ("Even if many of the parties' 'activities' were the result of group action, two or more entities do not become a group within the meaning of section 13(d)(3) unless they 'act as a … group for *the purpose of acquiring … securities of an issuer*.'") (emphasis added); *see also Morales v. Quinetl Entm't, Inc.*, 249 F.3d 115, 123-24 (2d Cir. 2001) (The "key inquiry" for purposes of 13(d) is "whether [Defendants] agree[d] to act together for the purpose of acquiring, holding, voting, or disposing of [Plaintiff's] common stock."). Rather, "[w]hether a group exists under Section 13(d)(3) turns on 'whether there is sufficient direct or circumstantial evidence to support the inference of a formal or informal understanding between [the defendants]' for the purpose of *acquiring, holding, or disposing of securities*." *Forward Indus., Inc. v. Wise*, No. 14-CV-5365 JSR, 2014 WL 6901137, at *1 (S.D.N.Y. Sept. 23, 2014) (emphasis added).

The evidence establishes, overwhelmingly, that when Messrs. Richmond and Ravich filed a Schedule 13D in February 2017 they did not have any agreement with Messrs. Paxos, Hagelstein and/or Joliat regarding anything. Defendant Paxos does not even own any Rockwell shares. (Dkt. 24, Ex. A ¶ 3.) He sold the majority of his Rockwell holdings long ago, unbeknownst to the Richmond Ravich

16

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Defendants. (*Id.*) He has no shares to vote, sell, or hold and for this self-evident reason could not be a party to any agreement regarding Rockwell shares.

Defendant Hagelstein has advised David Richmond that he voted in favor of management at the June 2016 annual meeting and that he intends to do so again at the 2017 annual meeting. If anything, Mr. Hagelstein has a *disagreement* with Messrs. Richmond and Ravich. In apparent recognition of this fact, Rockwell has already dismissed Mr. Hagelstein with prejudice. (Dkt. 29.)

Finally, prior to being alerted to this lawsuit, Defendant Joliat had not spoken to Mr. Richmond or Mr. Ravich in nearly a year. (Joliat Dec. ¶¶ 7-8.) Throughout, Mr. Joliat has been purchasing and selling Rockwell shares based on his own financial needs, not any understanding or agreement with any of the other Defendants. (Joliat Aff. ¶ 9.) Mr. Joliat's declaration on this motion makes clear that he is an independent player, who will vote his shares as he deems prudent. Tellingly, Rockwell offers no motive or rationale for Mr. Joliat to have a secret agreement with anyone regarding his Rockwell shares.

Rockwell's claim to a *sub rosa* agreement rests entirely upon a handful of emails from February and March 2016. Current information regarding each of Messrs. Paxos, Hagelstein, and Joliat, confirms that reliance upon this outdated correspondence is not warranted. Two of these individuals are, beyond dispute, not part of any "group agreement" with Messrs. Richmond and Ravich. The third,

17

Mr. Joliat, has had no communication with either in the year before their nomination letter and of course, no involvement in either their nomination or proposed proxy solicitation.

As Rockwell itself acknowledges, moreover, only a current agreement is relevant—hence, Rockwell's assertion in Counts I and III that the Schedule 13D now on file is purportedly deficient for failing to disclose an alleged existing agreement with the other Defendants. *See Rondeau v. Mosinee Paper Co.*, 422 U.S. 47 (1975) (denying injunctive relief for alleged past Section 13(d) violation).

While not relevant to the motion, it bears mention that the earlier correspondence does not evidence the existence of a reporting group within the scope of Section 13(d) in February or March 2016. The mere fact that shareholders express common concern over corporate losses, a declining share price, and lackadaisical corporate governance, does not render them a reporting group. The four emails cited by Rockwell prove only that these individuals viewed the Company in the same light and thought a common voice might produce some common good. Most important, the fact that the six shareholders undertook no proxy solicitation or other joint activity demonstrates the absence of any agreement amongst them regarding the voting, holding or disposition of their Rockwell shares. The uncontroverted evidence demonstrates throughout that each bought

18

and sold as he deemed appropriate. *See meVC Draper Fisher Jurvetson Fund I, Inc. v. Millennium Partners, L.P.*, 260 F. Supp. 2d 616, 633 (S.D.N.Y. 2003).

The remainder of Rockwell's claims all suffer from two critical flaws. Each claim relies on the false premise that an alleged past Section 13(d) violation supports preliminary injunctive relief. Each claim is also unsupported by relevant evidence.

First, in Count IV, Rockwell alleges that Mr. Richmond violated Section 13(g) of the Securities Exchange Act of 1934, 15 U.S.C. §78m(g), by filing a Schedule 13G on May 7, 2016 and October 7, 2016, instead of Schedule 13D. (Compl ¶ 112.)   Section 13(g) permits certain five percent holders to report their holdings on a Schedule 13G, provided that they are, among other things, investors with no intent to exercise or seek control. Rockwell offers no evidence of any such intent beyond the correspondence in early 2016. The record demonstrates, however, that throughout 2016 Mr. Richmond offered advice from the sidelines. He did not undertake any actions to effect control of Richmond.

More important, Rockwell's request that the Court examine outdated events is in direct contravention of *Rondeau v. Mosinee Paper Co.* 422 U.S. 47 (1975). In *Rondeau*, the Supreme Court reviewed an award of injunctive relief based upon an alleged error, then corrected, in a Schedule 13D. The Court explained that a showing of irreparable harm was required to obtain injunctive relief and such harm

19

could not be established by showing an alleged past violation of the statute. As the

Rondeau Court explained, this limitation was especially appropriate in light of the

statutory scheme devised by Congress in the Williams Act. [1] The Court advised:

> The purpose of the Williams Act is to insure that public
> shareholders who are confronted by a cash tender offer
> for their stock will not be required to respond without
> adequate information regarding the qualifications and
> intentions of the offering party. By requiring disclosure
> of information to the target corporation as well as the
> Securities and Exchange Commission, Congress intended
> to do no more than give incumbent management an
> opportunity to express and explain its position. The
> Congress expressly disclaimed an intention to provide a
> weapon for management to discourage takeover bids or
> prevent large accumulations of stock which would create
> the potential for such attempts. Indeed, the Act's
> draftsmen commented upon the 'extreme care' which
> was taken 'to avoid tipping the balance of regulation
> either in favor of management or in favor of the person
> making the takeover bid.'

Rondeau, 422 U.S. at 58 (emphasis added). Thus the Supreme Court made clear

that management's remedies (if any) under Section 13(d) were limited to injunctive

relief requiring *current* filings under the statute.

Two years after *Rondeau*, in *Piper v. Chris-Craft Indus., Inc.*, 430 U.S. 1

(1977), the Supreme Court delved further into the legislative history and intent of

the Williams Act concluding, once again, the Act's sole purpose was to provide

shareholders with accurate information:

---

[1]   Passed in 1968, the Williams Act added Sections 13(d) and 14, regarding the regulation
of tender offers, to the Securities Exchange Act. Public Law 90-439 (1968), 82 Stat. 455.

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> The sponsors of this legislation were plainly sensitive to
> the suggestion that the measure would favor one side or
> the other in control contests; however, they made it clear
> that the legislation was designed solely to get needed
> information to the investor, the constant focal point of
> the committee hearings. Senator Williams articulated
> this singleness of purpose, even while advocating
> neutrality: "We have taken extreme care to avoid
> tipping the scales either in favor of management or in
> favor of the person making the takeover bids. S. 510 is
> designed solely to require full and fair disclosure for the
> benefit of investors." 113 Cong.Rec. 24664 (1967).
> (Emphasis supplied.).

Id. at 30–31. The Court held that a tender offeror had no private right of action

under Section 14(d) of the Securities Exchange Act, 15 U.S.C. §78n(d).

Since *Rondeau*, federal courts have adhered to its principles, noting that

awarding management any greater relief would contravene the legislative intent

underlying the Williams Act. *Treadway Companies, Inc., v. Care Corp.*, 638 F.2d

357 (2d Cir. 1980) (the interests protected by § 13(d) "are fully satisfied when the

shareholders receive the information required to be filed"); *E.ON AG. V. Zcciona,*

S.A., 468 F. Supp.2d 537 (S.D.N.Y. 2006) ("where a corrective Schedule 13D has

been filed and there is no reason to believe that the filer will fail to comply with

Section 13(d) in the future, there is no need to enter an injunction."). Under

Rondeau, Rockwell has no standing to pursue alleged past violations, only current

compliance.

21

In a bid to run an end around the *Rondeau* limitations, Rockwell argues the Richmond Ravich Defendants' Schedule 13D filing is misleading for failing to disclose alleged *past* Section 13(d) violations, all of which are hotly disputed and /or cured. (Pl. Br. 23-26) Thus, Rockwell seeks injunctive relief to compel disclosure on the existing Schedule 13D of the following: (i) that a Schedule 13D should have been filed in place of Schedule 13G in October 2016 and May 2016; (ii) that Messrs. Richmond and Ravich had a "group agreement" with the other Defendants in early 2016; and (iii) that Messrs. Richmond and Ravich agreed to act together earlier than February 2017. These arguments prove too much.

As an initial matter, there is no section of form Section 13D, the required form for 13D filings, that even includes space for such a disclosure of alleged past violations. Moreover, the evidence demonstrates that Rockwell is wrong on the facts as to each of these theories. More important, however, Rockwell's attempt to neutralize *Rondeau* and give management a new weapon to use in proxy contests should be rejected. Indeed, for this and other reasons, courts have routinely held that parties are not required to admit fault regarding past disputed matters. *Drobbin v. Nicolet Instrument Corp.*, 631 F. Supp. 860, 893-94 (S.D.N.Y. 1986) (filing party was not required to disclose alleged past violations); *see also Management Assistance Inc. v. Edelman*, 584 F.Supp. 1021 (S.D.N.Y. 1984) ("An admission of guilt as to a disputed fact is not required by the proxy rules.").

22

The Richmond Ravich Defendants have already disclosed the existence of this lawsuit in their amended 13D filing. Disclosure of the underlying claim, courts have recognized, is sufficient to permit investors to make an informed decision. *See Taro Pharm. Indus., Ltd. v. Sun Pharm. Indus., Ltd.*, No. 09 CIV. 8262 (PGG), 2010 WL 2835548, at *9 (S.D.N.Y. July 13, 2010) ("[w]here there exists a good faith dispute as to facts or an alleged legal violation, the Williams Act only requires disclosure of the dispute.") (quoting *City Capital Assoc. Ltd. P'ship v. Interco, Inc.*, 696 F. Supp. 1551, 1556 (D.Del.1988) (collecting cases).

The cases upon which Rockwell relies provide no support for its position. Each involved an alleged ongoing non-disclosure. *See, e.g., S.E.C. v. Sierra Brokerage Servs., Inc.*, 608 F. Supp. 2d 959 (S.D. Ohio 2009) (13(d) action against individuals who acted as a group by pooling their funds to "acquire and apportion among themselves the shares" without disclosing such *ongoing* group activity); *Hallwood Realty Partners, L.P. v. Gotham Partners, L.P.*, 95 F. Supp. 2d 169 (S.D.N.Y. 2000) (denying motion to dismiss 13(d) claims alleging existence of *ongoing* "group"). The *Sierra Brokerage* case, moreover, involved an enforcement action, not a suit by incumbent management.

Rockwell's final argument that the Richmond Ravich Defendants' February 21, 2017 Schedule 13D is inaccurate because it failed to disclose Messrs. Richmond and Ravich's intended nomination for board representation, which came

23

eight days later. (Pl. Br. 24) Rockwell argues that because Mr. Richmond "must

have" transferred shares into his own name "before or shortly after" the February

21 filing that fact establishes his intention to seek board nomination and should

have been contemporaneously disclosed. (Pl. Br. at 25) Such conjecture is

insufficient to show a Section 13(d) violation.

More important, on March 1, 2017, Mr. Ravich delivered a letter to

Rockwell nominating himself and David Richmond for election to the Board of

Directors at the 2017 Annual Meeting. (Compl. Ex. Q). The Richmond Ravich

Defendants timely filed an amended Schedule D on March 8, 2017, timely

disclosing their nomination letter. Once again, Rockwell's claim is moot. *See,*

e.g., Treadway Companies, Inc. v. Care Corp., 638 F.2d 357 (2d Cir. 1980)

(affirming dismissal of 13(d) claim where subsequent "amendment had cured any

deficiencies in the earlier filings"); *see also Vestcom Int'l, Inc. v. Chopra*, 114 F.

Supp. 2d 292 (D.N.J. 2000) ("where the informative purpose of section 13(d) is

served, further controversy over the alleged violations is moot") (collecting cases).

B.   Rockwell Cannot Demonstrate Irreparable Harm

To obtain an injunction, a movant must establish irreparable harm by

demonstrating "they will suffer 'actual and imminent' harm rather than harm that

is speculative or unsubstantiated. *Abney v. Amgen, Inc.*, 443 F.3d 540, 552 (6th

Cir. 2006) (citation omitted). Mere "possibility" of irreparable harm is not enough.

24

Winter v. Nat. Res. Def. Council, Inc., 555 U.S. 7, 22 (2008); *see also Ford Motor Co. v. Versata Software, Inc.*, No. 15-11624, 2016 WL 6650380, at *2 (E.D. Mich. Nov. 10, 2016) (same). Additionally, "unreasonable delay in filing for injunctive relief will weigh against a finding of irreparable harm." *Allied Erecting & Dismantling Co. v. Genesis Equip. & Mfg., Inc.*, 511 F. App'x 398, 405 (6th Cir. 2013). Rockwell has not met its burden.

Rockwell argues that *any* defect in a 13D filing necessarily satisfies the irreparable injury requirement. (Pl. Br. 27.) Rockwell is mistaken. The Supreme Court flatly rejected Rockwell's argument in *Rondeau,* holding the plaintiff must "satisfy the traditional prerequisites of extraordinary equitable relief . . ." *Rondeau v. Mosinee Paper Corp.*, 422 U.S. 49, 61 (1975). Accordingly, the materiality of any alleged undisclosed information remains a matter for judicial consideration for a court acting in equity. *OBNANCorp., Inc. v. Holtzman*, 956 F. Supp. 250, 256 (N.D.N.Y. 1997) (a moving party "cannot prove irreparable harm merely by showing a material false solicitation."). Here, the matters raised by Rockwell are trivial in relation to the issues now facing its shareholders. (Richmond Dec. ¶ 29.)

Moreover, pursuant to *Rondeau*, where corrective disclosure has issued, the showing of irreparable harm cannot be met. *Rondeau*, 422 U.S. at 59. ("The short of the matter is that none of the evils to which the Williams Act was directed has occurred or is threatened in this case . . ." and noting that defendant "has now filed

25

a proper Schedule 13D."). That is precisely the case here. Once the Court finds

that Messrs. Joliat, Paxos, and Hagelstein do not have a secret agreement, it

follows that the Richmond Ravich Defendants' existing Schedule 13D provides all

required disclosure to shareholders.

Indeed, Rockwell makes no effort to describe *how* it will suffer irreparable

harm absent an injunction. Instead, it claims, without explanation, that "in

deciding how to vote at the upcoming Shareholder Meeting, Rockwell's

shareholders will be irreparably harmed without the benefit of the complete and

accurate information." Pl. Br. at 28. But Rockwell makes no effort to explain

what "information" is necessary or material to a shareholder determination that is

not included in the Richmond Ravich Defendants' Schedule 13D filing, or how the

lack of such information will affect the proxy contest.

Finally, contrary to Rockwell's claim that irreparable injury will result if the

annual meeting goes forward, federal courts have repeatedly declined to intervene

with proxy contests by awarding injunctive relief. That is particularly true where,

as here, the only harm facing the issuer is the possibility that the results of a

contested election might be voided in the event that the Court ultimately rules in

favor of the issuer. *See, e.g.*, *Unicorp Fin. Corp. v. First Union Real Estate Equity

& Mortg. Investments*, 515 F. Supp. 249, 262 (S.D. Ohio 1981) ("The court

possesses the power, if necessary, to void the election, order resolicitation and

26

otherwise 'unscramble' this kind of transaction."); *see also Deborah G. Mallow IRA SEP Inv. Plan v. McClendon*, No. CIV-12-436-M, 2012 WL 2036748, at *3 (W.D. Okla. June 6, 2012) ("the Court can void the shareholders' vote on the voting items related to that material information and order that those voting items be resubmitted to the shareholders.").

The supposed threat of "unscrambling" the results of any shareholder meeting simply does not exist here, where a single board seat is at stake. The authority Rockwell relies on hardly proves otherwise. *See*, *e.g.*, *Sonesta Int'l Hotels Corp. v. Wellington Assocs.*, 483 F.2d 247, 250 (2d Cir. 1973) (preliminary injunction to prevent consummation of tender offer); *General Aircraft Corp. v. Lampert*, 556 F. 2d 90 (1977) (shareholders would be prejudiced in upcoming meeting, where generic "investment purpose" 13D filing was inaccurate in the face of concrete evidence filers' true purpose was to "acquire the power to direct or cause the direction of the management and policies of [the issuer]").

C.   The Balance of the Equities Favors The Richmond Ravich Defendants, Not Rockwell

Section 13(d) of the Securities Exchange Act of 1934, 15 U.S.C. § 78m(d), may not be used "merely as an eleventh-hour bludgeon for management embroiled in proxy contests." *meVC Draper Fisher Jurvetson Fund I, Inc. v. Millennium*

27

Partners, L.P., 260 F. Supp. 2d 616, 633 (S.D.N.Y. 2003).[2] That is precisely what

Rockwell seeks to achieve through this motion. This Court should not reward

Rockwell's conduct.

In this case, the certain injury to the Richmond Ravich Defendants far

outweighs any possible injury to Rockwell. Granting the requested relief negates

all of their rights as Rockwell shareholders under Michigan corporate and federal

securities laws. *See Mgmt. Assistance Inc. v. Edelman*, 584 F. Supp. 1021, 1025

(S.D.N.Y. 1984) ("A preliminary injunction enjoining defendants from voting any

shares of [plaintiff's] stock at the meeting of shareholders for the election of

directors would cause severe hardship to defendants and those shareholders whose

proxies defendants hold."). An injunction would also unfairly taint the Richmond

Ravich Defendants as "wrongdoers" in the eyes of Rockwell shareholders.

With respect to its request for divesture, Rockwell has offered no precedent

that would support such a grossly inequitable remedy, which was rejected by the

Court in *Rondeau.* As noted in *Hubco*, courts have refused to issue injunctive

relief even where a 13(d) violation was cured only *after* the issuer filed a

complaint. *See, e.g.*, *Chromalloy Am. Corp. v. Sun Chem. Corp.*, 611 F.2d 240,

---

[2]   Rather, "[t]he well-recognized purpose of Section 13(d) is to 'provide shareholders and potential investors with information about a change in ownership and control of the issuer to enable them to make informed investment decisions." *Steel Partners II, L.P. v. Aronson*, No. 5-CV-1983, 2006 WL 1044818, at *4 (D. N.J. April 19, 2006) (quoting *Jacobs v. Pabst Brewing Co.*, 549 F. Supp. 1050, 1057 (D. Del. 1982)).

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249 (8th Cir. 1979) (no justification for cooling-off period or stockholder mailing given curative filing). Courts have similarly refused to enjoin shares acquired in the period between a Section 13(d) violation and curative filing on the grounds that monetary damages are available to injured shareholders. *See, e.g.*, *Gearhart Indus., Inc. v. Smith Int'l, Inc.*, 741 F.2d 707, 715 (5th Cir. 1984) (denying injunctive relief even as to 500,000 shares acquired under cover of misleading filings where curative 13D had been filed).

Alternatively, Rockwell's purported injury, is at best hypothetical and the result of its own failures and delay. If no injunction issues here, the Richmond Ravich Defendants will vote their shares at the annual shareholders' meeting, will solicit proxies and nominate one candidate for election to Rockwell's board of directors. Taking all those statements as true, nothing guarantees or even ensures that the Richmond Ravich Defendants' nominees will be elected thereby causing a purported material change to Rockwell's management. The mere possibility of that occurring does not constitute a real injury to Rockwell.

For all these reasons, the Court should deny Rockwell's motion for a preliminary injunction in its entirety.

29

II

<u>ROCKWELL HAS NO RIGHT OF ACTION TO ASSERT A SECTION 13(d)
CLAIMS</u>

Rockwell's motion wrongly assumes that issuers enjoy a private right of

action against shareholders for past violations of Section 13(d), even where an

accurate Schedule 13D has been publicly filed with the SEC. While the Sixth

Circuit has never directly addressed this question, the Eleventh Circuit has

answered it in the negative. The Court should follow that persuasive authority here

and deny Rockwell's motion.[3]

In *Liberty Nat. Ins. Holding Co. v. Charter Co.*, 734 F.2d 545 (11th Cir.

1984), the Eleventh Circuit applied the four-factor test for determining whether a

federal statute implies a private remedy established by the Supreme Court in *Cort*

v. Ash, 422 U.S. 66 (1975) to Section 13(d). The court articulated the inquiry as

follows: (1) whether the plaintiff is a member of a class for whose especial benefit

the statute was enacted; (2) whether there is any explicit or implicit indication of

congressional intent to create or deny this private remedy for this plaintiff; (3)

whether this private remedy for this plaintiff would be consistent with the

underlying purpose of the legislative scheme; and (4) whether the cause of action is

---

[3]   There is a split in other Circuits as to whether *Rondeau* implicitly acknowledged such a
right. *See Hallwood Realty Partners, L.P. v. Gotham Partners, L.P.*, 286 F.3d 613, 621 (2d Cir.
2002).

4096767-11

one traditionally relegated to state law, so that it would be inappropriate to infer a

cause of action based solely on federal law. *Id.* at 561.

While the Court found the "relegation to state law" prong ((iv), above) non-

conclusive, it noted the congressional intent prong ((ii), above) weighed against a

private right of action given the clear lack of congressional intent to supply such a

remedy to management. *Id.*   The Court also held the "class benefit" prong ((i),

above) weighed against finding a private right of action, noting investors, not

issuers, are the intended beneficiaries of 13(d). *Id.*

Notably, the 11th Circuit found that the third prong of the *Cort* test – whether

the asserted private right is consistent with the underlying purpose of the statute –

was dispositive and also weighed against a private right of action. The Court

noted:

> The Williams Act dealt mainly with tender offers. It is
> clear from the legislative history that the framers of the
> Williams Act sought to "take extreme care to avoid
> tipping the balance of regulation either in favor of
> management or in favor of the person making the
> takeover bid," and that their goal was to promote "full
> and fair disclosure for the benefit of investors while at
> the same time providing the offeror and management
> equal opportunity to present their case." S.Rep. No. 550
> at 3.

The Court continued:

> To give [Issuer] the relief it asks would defeat this
> purpose. When an outsider acquires a large amount of
> stock in a publicly held company this creates at the very

31

least a nascent potential conflict between the outsider and management. To permit the issuer to oust the new stockholder simply because he made a false filing would tip the balance towards management, thereby injuring the existing investors. Moreover, incumbent management could solidify its position by subjecting to suit any outsider who accumulated more than 5% of the shares of the company, and thus discourage such accumulations. The threat of this sort of litigation might remove from the field a player whose self-interest is to monitor management, and who is poised to mount a proxy fight or a tender offer.

Liberty Nat'l, 734 F.2d at 566.

The facts presented by this case raise exactly the same concerns recognized in *Liberty Nat'l*: Rockwell's management has belatedly seized upon an allegedly false or misleading filing made months prior to the forthcoming proxy contest as a means to thwart opposition. Rockwell's claim is pretextual and inconsistent with the spirit and purpose of the Williams Act. The Court should not permit Rockwell access to the Courts under such false pretenses. It should follow the Eleventh Circuit's persuasive authority and deny Rockwell's motion accordingly.

III

THE COURT SHOULD CONFIRM THE MAGISTRATE JUDGE'S ORDER

As Rockwell concedes, a Magistrate Judge's factual finding on a non-dispositive motion is reviewed under the "clearly erroneous" standard and should be overturned "only when, after reviewing the evidence, the court 'is left with the definite and firm conviction that a mistake has been committed.'" *Luxottica Retail*

4096767-11

N. Am., Inc. v. Vision Serv. Plan, No. 1:14-CV-581, 2014 WL 4626015, at *3 (S.D.

Ohio Sept. 12, 2014) (internal citations omitted). Further, as Rockwell also

concedes, the Magistrate Judge's legal conclusions are reviewed under a "contrary

to law" standard and are only subject to revision where they "contradict or ignore

applicable precepts of law." *Encana Oil & Gas (USA) Inc. v. Zaremba Family

Farms, Inc.*, No. 12-CV-369, WL 12635878, at *1 (W.D. Mich. Mar. 6, 2014).

Magistrate Judge Majzoub's Decision is well-reasoned, supported by ample

precedent, and devoid of any errors of fact or law. Indeed, recent events only

reinforce the correctness of the Magistrate Judge's decision.

    A.   The Magistrate Judge Correctly Held Rockwell
             Has Not Shown Good Cause for Expedited Discovery

District Courts in this Circuit have consistently required a showing of good

cause before burdening defendants with expedited discovery. *Arista Records, LLC

v. Does 1-15*, No. 2:07-CCV-450, 2007 WL 5254326 (S.D. Ohio May 17, 2007);

Gen. Ret. Sys. of the City of Detroit v. Onyx Capital Advisors, LLC, No. 10-CV-

11941, 2010 WL 2231885 (E.D. Mich. June 4, 2010). "Good cause may be found

where the need for expedited discovery, in consideration of the administration of

justice, outweighs the prejudice to the responding party." *Arista Records,* 2007 WL

5254326, at *2 (*citing Semitool, Inc. v. Tokyo Electron Am., Inc.*, 208 F.R.D. 273,

276 (N.D.Cal.2002)). As Magistrate Judge Mazoub correctly held, Rockwell has

not met this standard.

33

Rockwell's discovery requests "are not limited in any meaningful way; they seek documents far beyond those which would be relevant… and are not proportional to the needs of the case." (*Id*. at 4.). Indeed, Rockwell seeks "All Documents and Communications" from Defendants that have anything to do with Rockwell or its shares. (*Id*. at 4.) Rockwell also seeks to take the depositions of four Defendants, and requested that all such discovery be conducted with 15 days of the motion for expedited discovery. (*Id.*) As the Richmond Ravich Defendants demonstrated previously, where, as here, a plaintiff merely seeks all information relevant to its cause of action through expedited discovery without establishing good cause or narrowly tailoring its requests, such request for expedited discovery should be denied. *Bug Juice Brands, Inc. v. Great Lakes Bottling Co.*, No. 1:10-CV-229, 2010 WL 1418032, at *2 (W.D. Mich. Apr. 6, 2010) (denying expedited discovery: "The discovery requests are not narrow in scope and are not limited to issues necessary for the resolution of the motion for injunctive relief. Rather, the discovery requests broadly seek any and all information necessary for Plaintiffs to establish their cause of action."). That remains the situation here.

Moreover, in denying Rockwell's motion, Magistrate Judge Majzoub held that seeking such sweeping relief under an unprecedented, 15 day timetable was "vexatious and harassing." (*Id.*) That decision was also proper, as the alleged emergency is a false alarm created by Rockwell. Rockwell has known of its

34

4096767-11

"group" theory for over a year but did nothing until March 2017. The urgency that requires expedited action cannot arise from a party's own delay. *See Hasan v. Sheldon*, No. 4:16CV02239, 2016 WL 4705397, at *2 (N.D. Ohio Sept. 8, 2016) (denying relief based in part on plaintiff's three week filing delay); *NACCO Indus., Inc. v. Applica Inc.*, No. 1:06-CV-3002, 2006 WL 3762090, at *9 (N.D. Ohio Dec. 20, 2006) (denying injunctive relief based on filing delay of less than two months to plaintiff alleging 13(d) violations). The Magistrate Judge's Decision was correct and should be confirmed on that basis as well.

    B.   <u>Rockwell's Claim for Expedited Discovery Has Only Grown Weaker</u>

Finally, recent events reinforce the wisdom of the Magistrate Judge's ruling. New evidence submitted by Defendants and Rockwell's own conduct establish that Rockwell's core claims in this case have no basis in fact. The lynchpin of Rockwell's discovery is meant to prove the existence of an undisclosed shareholders agreement to vote, acquire, hold, or dispossess Rockwell shares amongst Defendants in early 2016. But irrefutable evidence from Mr. Paxos disposes of that theory. Rockwell acknowledges that Defendant David Hagelstein was not a party to any such agreement, by virtue of its dismissal with prejudice. Rockwell's decision to dismiss Mr. Hagelstein makes abundant sense considering Mr. Hagelstein voted in favor of Rockwell management at the 2016 Annual

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Meeting and intends to do so again at the upcoming Meeting. (Richmond Dec. ¶ 24.)

In contrast, Rockwell offers no new theories, evidence or points of law to support a reversal of the Magistrate's decision, but rather presses forward with the same sweeping requests, under the same impossible timetable, notwithstanding the further deteriorated relevance of the discovery it seeks. There was no basis for that request previously, as the Magistrate Judge's Order held, and Rockwell's entitlement to such extraordinary relief has only weakened since then. The Magistrate Judge's Order should be confirmed.

Conclusion

Based on the foregoing, the Richmond Ravich Defendants respectfully request that the Court deny Rockwell's motion for a preliminary injunction and confirm the magistrate Judge's Decision.

Dated: April 10, 2017   /s/ Jeffrey G. Muth

Jeffrey G. Muth (P65041)
MILLER JOHNSON
45 Ottawa Avenue, SW, Suite 1100
Grand Rapids, MI 49503
(616) 831-1700
muthjg@millerjohnson.com

36

4096767-11

<u>CERTIFICATE OF SERVICE</u>

I hereby certify that on April 10, 2017, I electronically filed the foregoing paper with the Clerk of the Court using the ECF system which will send notification of such filing to counsel of record.

Dated: April 10, 2017   /s/ Jeffrey G. Muth
                               Jeffrey G. Muth (P65041)

37

4096767-11

UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF MICHIGAN

ROCKWELL MEDICAL, INC.,

        Plaintiff**,**

vs.

RICHMOND BROTHERS, INC., et al.,

        Defendants.

Case No. 17-CV-10757

Hon. Robert H. Cleland

Irina Kashcheyeva (P72575)	Jeffrey G. Muth (P65041)
Dean M. Jeske	Stephen J. van Stempvoort (P79828)
Phillip M. Goldberg	MILLER JOHNSON
FOLEY & LARDNER LLP	*Attorneys for Defendants Richmond Brothers,*
Attorneys for Plaintiff	*Inc.; RBI Private Investment I, LLC; RBI PI*
500 Woodward Avenue, Suite 2700	*Manager, LLC; Richmond Brothers 401(k)*
Detroit, MI 48306	*Profit Sharing Plan; David S. Richmond;*
313.234.7100	*Matthew J. Curfman; Norman J. Ravich*
ikashceyeva@foley.com	*Irrevocable Trust; Norman and Sally Ravich*
djeske@foley.com	*Family Trust; Alexander Coleman Ravich*
pgoldberg@foley.com	*1991 Irrevocable Trust; Alyssa Danielle*
	Ravich 1991 Irrevocable Trust; and Mark H.
	Ravich
	45 Ottawa Avenue, SW – Suite 1100
	Grand Rapids, MI 49503
	616.831.1700
	muthjg@millerjohnson.com
	vanstempvoorts@millerjohnson.com

INDEX OF ATTACHMENTS

1.   Declaration of David Richmond

2.   Declaration of Mark Ravich

3.   Declaration of Jay F. Joliat

EXHIBIT 1

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF MICHIGAN
SOUTHERN DIVISION

ROCKWELL MEDICAL, INC.,	Civil No. 17-cv-10757
Plaintiff,	Hon. Robert H. Cleland
-against-	
RICHMOND BROTHERS, INC., *et al.*,	
Defendant.	

DECLARATION OF DAVID RICHMOND

David Richmond declares under the penalty of perjury, pursuant to 28 U.S.C. § 1746, that:

1.   I am a Defendant in this case. I submit this Declaration on personal knowledge in opposition to the motion for a preliminary injunction by plaintiff Rockwell Medical, Inc. ("Rockwell" or the "Company").

Richmond Brothers

2.   I am a financial planner and currently serve as the Chairman of defendant Richmond Brothers, Inc. ("Richmond Brothers") and the manager of defendant RBI PI Manager, LLC ("RBI Manager"), which are based in Jackson, Michigan. I have worked as a financial planner since my student years at Michigan State. I formed Richmond Brothers in 1994 to offer portfolio

1

management and financial planning services based on my business philosophy and values, which emphasize gratitude, generosity, humility and service. Richmond Brothers and RBI Manager are investment advisors, registered with the SEC. Richmond Brothers is a Michigan corporation that manages a portfolio of securities for the benefit of outside investors. RBI Manager is a Delaware limited liability company that serves as the investment manager of defendant RBI Private Investment I, LLC ("RBI PI"), a Delaware limited liability company, and RBI Private Investment II, LLC, a Delaware limited liability company.

3.   Defendant Matthew Curfman is the President of Richmond Brothers. Mr. Curfman and I also serve as trustees of defendant Richmond Brothers 401(k) Profit Sharing Plan (the "RBI Plan"). Along with Mr. Curfman, Richmond Brothers, RBI Manager, RBI PI, the RBI Plan and myself shall be referred to in this declaration as the "Richmond Defendants".

<u>The Richmond Defendants' Investment In Rockwell</u>

4.   As of April 3, 2017, through the Richmond Defendants, I may be deemed to have beneficially owned 5,609,977 shares of Rockwell, representing approximately 10.8% of the Company's outstanding shares. As of that date, I directly beneficially owned approximately 176,412 shares of Rockwell. The Richmond Defendants are the largest independent shareholders in Rockwell.

4096359-7

5.   Personally, and through the various entities listed above, I have been a

shareholder of Rockwell for more than 15 years. I was initially attracted to

Rockwell because of the potential of its early-stage drugs, which ultimately

included Triferic, a treatment for dialysis patients.

6.   Over the years, I have continued to monitor the approval process for

Rockwell's drugs, as well as management's projections and performance. As a

financial manager, it is my responsibility to look out for my investors' interests,

and to ask questions of management and provide feedback where appropriate,

which I do on occasion. I have been patient and supportive of management until

very recently.

<u>Rockwell's Losses and Management Compensation</u>

7.   Rockwell has suffered significant losses on modest revenue, a

situation not unusual for a company at its stage of development. But in Rockwell's

case the inability to become profitable after more than 15 years is troubling. The

Company's press release issued February 29, 2016, for example, announced that

Rockwell had $55.3 million in revenue for 2015, an increase from $54.1 million in

the prior year. The Company suffered an operating loss of $15.1 million in 2015,

an improvement from the loss in 2014, $17.5 million. (<u>Ex. A</u> – Rockwell Press

Release dated Feb. 29, 2016)

4096359-7

8.   Notwithstanding Rockwell's significant losses, Rockwell management continued to earn significant compensation. Robert Chioini, Rockwell's CEO, received annual compensation of $7.85 million in 2015 and $8.5 million in 2014. These amounts are high by any standard, but especially so for a small company with a history of losses. (Ex. B – Excerpts from Rockwell's 2016 Proxy Statement)

9.   Mr. Chioini's compensation and corporate governance led Institutional Shareholder Services Inc. ("ISS"), the nation's leading independent corporate governance advisor, to recommend voting against board nominees, who ran unopposed, at the Annual Meetings for 2015 and 2016, and against a proposed compensation plan for management in 2016. (Ex. C – ISS Report dated May 17, 2016) Despite the Company's poor performance, according to ISS, Mr. Chioini's pay was 5.49 times the median of Rockwell's peers in 2014 and 4.61 times the median of its peers in 2015. (Ex. C; Ex. D – ISS Report dated May 8, 2015) At least for the past two years, ISS has assigned Rockwell its worst score for corporate governance, ten on a scale from one to ten, indicating the highest governance risks.

My Communications with Mr. Chioini in 2016

10.   In mid-2015, Rockwell shares traded above $18 per share, based largely on management's assurances regarding Triferic, which received FDA

4

4096359-7

approval in January 2015. Rockwell's CEO had advised investors that he expected

the drug to become an industry standard within 12-24 months. It took far longer

than anticipated to launch the drug and a year later, the Company's financials did

not show any positive results. By January 2016, Rockwell's shares had fallen to

around $7 per share, a decline that I believe reflected the market's lack of

confidence in Rockwell management. I became concerned about the strategic

direction of the Company, and thought that management could benefit from

constructive feedback on how it might capitalize on the drugs it was developing

and realize its potential.

11. In early 2016, I discussed my concerns over the performance of

Rockwell's management with other Rockwell shareholders, including Mark

Ravich, Chris Paxos, Jay Joliat, David Hagelstein, and Larry Hopfenspirger. In my

experience, it is common for shareholders to maintain a dialogue on such issues.

In fact, over the years, Rockwell management has asked me to speak with other

shareholders or potential shareholders to provide my perspective on Rockwell as

an investment opportunity. While the investors that I spoke to in early 2016

disagreed on certain issues regarding Rockwell, many of us felt the Company's

performance could be improved and believed that offering constructive feedback to

Mr. Chioini would help facilitate that. For example, some of us felt that Mr.

Chioini could improve Rockwell's communications with the public, in particular to

4096359-7

educate the public about Rockwell's drugs, and to promote them more effectively.

We also felt that Rockwell could benefit from greater planning and fresh

viewpoints from industry veterans. Of course, each individual shareholder always

maintained their autonomy regarding their respective investment.

12.   In February and March of 2016, I and Mr. Ravich separately

communicated on several occasions with Mr. Chioini over email, offering

constructive feedback on those topics and others. We proposed conference calls

and meetings to discuss the issues further and develop a broader dialogue. Messrs.

Joliat, Paxos, Hagelstein and Hopfenspirger were copied on some of these

communications and signed onto a letter from me, dated March 4, 2016, on these

points.

13.   At no time, however, did I, Mr. Ravich, Mr. Joliat, Mr. Paxos,

Mr. Hagelstein and Mr. Hopfenspirger have any agreement or understanding to act

together for purposes of acquiring, voting, holding or disposing of Rockwell

shares. We each made our own decision with respect to our respective investments

in Rockwell.

14.   I met with Mr. Chioini privately in late March 2016 to discuss

Rockwell's performance. I understand that Mr. Chioini met with Messrs.

Hagelstein and Joliat separately earlier that month.

6

15.   I ceased correspondence that referenced these other shareholders in

April 2016 and I am not aware of any communications with Rockwell management

by Messrs. Paxos, Joliat and Hagelstein after that time, if any. As explained

below, I later agreed to work with Mr. Ravich to try to improve Rockwell for the

benefit of all investors.

16.   Throughout 2016, I advised Mr. Chioini that each shareholder spoke

for himself. In October 2016, for example, I responded to an email from

Mr. Chioini as follows:

> I do not have a group. You keep mentioning a group.
> There is no group. I know your trying to pigeon hole me/us
> into a legal issue but we don't have a group. I can't stop
> other shareholders from calling me as the largest
> shareholder. I have always been supportive of management
> and the vision of the company. But being we are through
> the FDA process and the vision is now very limited and
> thus it is very difficult to support the company. We have
> not called other shareholders. We didn't ask them to vote
> their shares against your comp plan [at the 2016 annual
> meeting] even though we were going to vote no. We never
> asked them to vote against your director in a protest vote.
> You simply have a lot of pissed off people who expressed
> that in the defeat of your comp plan and 12 million
> withhold votes of the director [at the 2016 annual meeting].

The Nominations to the Board

17.   In November 2016, Rockwell reported on its financial results. (Ex. E

— Rockwell Press Release dated Nov. 7, 2016) The news was less than

encouraging. The Company had revenue of $39.9 million for the first nine months

7

4096359-7

of 2016, a decline from 2015 ($41.2 million). It suffered an operating loss of

$14.9 million, compared to a loss of $8.6 million for the same period in 2015.

18.   After some discussion, on February 20, 2017, I and Messrs. Curfman

and Ravich entered into a joint solicitation and filing agreement, (the "Joint

Solicitation Agreement") "for the purposes of (i) engaging in discussions with

[Rockwell] regarding means to enhance shareholder value and corporate

governance, (ii) taking all other action necessary to achieve the foregoing and (iii)

taking any other actions the [g]roup determines to undertake in connection with

their respective investment in [Rockwell]." The Joint Solicitation Agreement was

publicly filed with the SEC on February 21, 2017 as part of the Schedule 13D

annexed hereto as Exhibit F.

19.   Mr. Ravich and I later resolved to pursue board representation at

Rockwell. On March 1, 2017, Mr. Ravich delivered a letter to Rockwell

nominating himself and me for election to the Board of Directors at the 2017

annual meeting. (Compl. Ex. Q) We timely filed Amendment No. 1 to the

Schedule 13D disclosing the nomination letter, annexed as Exhibit G.

20.   Rockwell has five directors on its Board, who hold staggered terms.

Based on the Company's preliminary proxy statement, I believe that there is one

seat up for election at the 2017 annual meeting. At present, however, Rockwell

has not announced a date for the annual meeting, nor has it announced a record

4096359-7

date to determine those eligible to vote at the meeting. Each of Rockwell and the

Richmond Defendants have filed preliminary proxy materials with the SEC, copies

of which are annexed as Exhibits H and I. These materials are subject to review

and comment by the SEC and I am advised that it will take approximately two to

three weeks for them to become definitive. Once definitive proxy statements are

filed, each side may commence its solicitation. Rockwell's definitive statement

will include information about the date and location for the annual meeting, as well

as its record date. The timing of these matters, however, remains within the

control of Mr. Chioini and the incumbent Board.

Rockwell's Group Claim

21.   Rockwell's claim that I, along with Mark Ravich, have an agreement

with Messrs. Paxos, Joliat, and Hagelstein to vote or hold our Rockwell shares has

no basis in fact. Rockwell's assertion of this claim on the very day that Mr. Ravich

submitted our nomination letter is telling. The lawsuit has the earmarks of a heavy

handed tactic to stifle dissent--using shareholder money.

22.   I learned through Court filings in this case that Mr. Paxos sold nearly

all of his shares in 2016 and no longer owns any shares in Rockwell. I had no idea

that he was making such sales, nor would I have expected to know that at the time.

Neither I nor Mr. Ravich have, or ever had, any agreement with Mr. Paxos

regarding the voting, holding, purchase or sale of Rockwell shares.

9

23.   I was first introduced to Mr. Hagelstein a few years ago by a representative of Rockwell's investor relations group, Ron Aubrey. Mr. Aubrey asked if I, as one of Rockwell's largest shareholders and supporters, would speak with Mr. Hagelstein by phone about the Company, which I did. Rockwell encouraged communication between shareholders, and even requested that I speak with actual and potential investors, which I did from time to time.

24.   I also spoke with Mr. Hagelstein when this lawsuit was filed. I had not communicated with him for many months. Mr. Hagelstein told me that he voted in favor of management at the June 2016 annual meeting. He also told me that he intends to vote in favor of management at the June 2017 meeting. Neither I nor Mr. Ravich have, or ever had, any agreement with Mr. Hagelstein regarding the voting, holding, purchase or sale of Rockwell shares.

25.   Up until this lawsuit, I had not corresponded with Mr. Joliat in nearly a year. Neither I nor Mr. Ravich have, or ever had, any agreement with Mr. Joliat regarding the voting, holding, purchase or sale of Rockwell shares.

The Current Schedule 13D

26.   On March 17, 2017, Mr. Ravich and I filed a second amendment to their Schedule 13D disclosing this litigation, naming Mr. Ravich and myself as defendants and annexing the Complaint, along with the email and letters in 2016 upon which Rockwell relies for its "group" theory. (Ex. J – Schedule 13D, Am.

No. 2, dated March 17, 2017) The current Schedule 13D filed by Mr. Ravich and I

is accurate and complete in all material respects. There is no "group" or agreement

to vote, acquire, hold or sell shares of Rockwell, except as set forth in the Joint

Solicitation Agreement.

<p align="center">The Hardship of an Injunction</p>

27.   The proposal by Rockwell to enjoin the Richmond Defendants and

Mark Ravich from voting our shares, or to compel changes to our SEC filings,

would cause us extreme hardship and, if anything, harm the interests of Rockwell

shareholders. Any such relief, even on a minor point, would be fodder for

shareholder letters and other attacks, seeking to tilt the playing field even further in

favor of Rockwell management.

28.   While Mr. Chioini and the incumbent Board purport to be acting for

the benefit of shareholders, their true purpose appears to be protecting their own

jobs. This suit, and their proxy defense, is paid for by the shareholders. These

costs deplete the funds available to develop and promote Rockwell's drugs. The

outlandish claims asserted in this case underscore Mr. Chioini's self-preservation

priority. Rockwell's claim that we are in a group with Mr. Paxos, who is *not* a

shareholder, and Mr. Hagelstein, who is voting *against* us, can only be explained

by a program to stifle dissent. To reward such conduct with an injunction would

cause serious harm to all shareholders, discouraging investors from holding or

<p align="center">11</p>

buying Rockwell shares. In fact, we promptly disclosed Rockwell's claims in a

Schedule 13D amendment to allow shareholders to make up their own minds about

the allegations, including whether the charges were material at all.

29.   The claims raised by Rockwell, in my opinion, are trivial in relation to

the matters at stake in the proxy contest. Our preliminary proxy material makes

clear that the core issues raised in this contest are the performance of the Company

and its corporate governance. Rockwell's cumulative five-year return is minus

38%, compared to a positive 151% for the comparable index. Three of the current

Board have held their seats for 17 years and a fourth, for 11 years. Their personal

relationships may explain Mr. Chioini's ultra-rich compensation package. In

addition to a board seat, shareholders will also have another opportunity to vote at

the 2017 Annual meeting on a proposed incentive compensation plan for senior

management. The plan just announced by Rockwell is, in my experience,

staggering and inappropriate. Rockwell is asking its shareholders to reward

management with a plan potentially funded by over fifty percent of its outstanding

shares. There is no reason for shareholders to give the current management team

one-half of the Company. The Company's 2016 financial results, announced

March 15, 2017, underscore the gravity of the problems that investors in Rockwell

now confront. For 2016, the Company reported $53.3 million in revenue, a decline from 2015 ($55.4 million), while losses surged to $19.8 million from $14.4 million

in the prior year. (Ex. K – Rockwell Press Release dated March 15, 2017)

30.   I urge the Court to let shareholders address these matters at the

annual meeting, on a level playing field, and deny Rockwell's effort to stifle a

different point of view from its largest shareholder.

I declare under penalty of perjury that the foregoing is true and correct.

Executed on April 10 , 2017.



DAVID RICHMOND

13

EXHIBIT A



February 29, 2016

Rockwell Medical Reports Fourth Quarter and Fiscal 2015 Results

WIXOM, Mich., Feb. 29, 2016 (GLOBE NEWSWIRE) -- Rockwell Medical, Inc. (NASDAQ:RMTI), a fully-integrated biopharmaceutical company targeting end-stage renal disease (ESRD) and chronic kidney disease (CKD) with innovative products and services for the treatment of iron replacement, secondary hyperparathyroidism and hemodialysis, reported results for the fourth quarter of 2015 and total 2015 year results.

Q4 2015 Financial Highlights

- Sales were $14.1 million, compared to $14.4 million in Q4 2014.
- Gross profit was $2.1 million, 3.3 % less than Q4 2014.
- Gross profit margins were 14.5%, compared to 17.8% in Q4 2014.
- SG&A expense was $6.1 million, compared $5.9 million in Q4 2014.
- R&D expense was $2.0 million compared to $1.7 million in Q4 2014.
- Net loss was ($5.8) million or ($0.12) per share, compared to ($6.4) million or ($0.14) per share in Q4 2014.
- Cash and investments were $70.7 million as of December 31, 2015 and in February 2016 we received a $4 million milestone payment under our license agreement with Wanbang Biopharmaceutical Co., Ltd.

2015 Financial Highlights

- Sales for 2015 were $55.4 million a 2.1% increase compared to $54.2 million in 2014.
- Gross profit increased to $8.9 million, a 4.6% increase over 2014.
- Gross profit margins increased to 16.1% compared to 15.8% in 2014.
- SG&A expense was $19.1 million, an increase of $0.8 million or 4.1% over 2014.
- R&D expense decreased to $5.0 million compared to $7.8 million in 2014.
- Net loss was ($14.4) million or ($0.29) per share, compared to ($21.3) million or ($0.52) per share in 2014.

2016 YTD Corporate Highlights

- Signed exclusive licensing and manufacturing supply agreements with Wanbang Biopharmaceutical Co., Ltd. for the rights to commercialize Triferic and Calcitriol in the People's Republic of China.
- Filed an IND to investigate Triferic as a potential treatment for patients with iron-refractory, iron-deficiency anemia (IRIDA).

"We had an exceptional year in 2015," stated Mr. Robert L. Chioini, Chairman and CEO of Rockwell. "We obtained FDA approval for Triferic, scaled-up manufacturing and launched our novel iron replacement drug in September. We have been educating customers large and small about Triferic's clinical and cost-saving benefits and its convenient in-center use. We have also strengthened the foundation for the drug's commercial success by developing new packaging, which provides economic benefit to our customers and Rockwell, and it should be commercially available in about 8 weeks. Importantly, we are working with CMS to obtain transitional add-on payment for Triferic which, if obtained, should have a positive impact on market adoption. We expect Triferic sales to grow considerably in 2016. Additionally, in advancing our global licensing strategy, we recently secured what we believe to be the best positioned pharmaceutical partner in China to commercialize Triferic for both hemodialysis and future therapeutic indications, along with Calcitriol, in what will become the single largest dialysis market in the world." Mr. Chioini also stated, "We expect to have Calcitriol commercially available to customers in the U.S. near the end of April and we expect our product sales to start generating profits in 2016."

Conference Call Information
Rockwell Medical will be hosting a conference call to review its fourth quarter 2015 results on Monday, February 29, 2016 at 4:30 pm ET. Investors are encouraged to call a few minutes in advance at (888) 500-6973, or for international callers (719) 457-2642, passcode # 4378039 or to listen to the call via webcast at the Rockwell Medical IR web page: http://ir.rockwellmed.com/

About Triferic
Triferic is a unique iron replacement product that is delivered to hemodialysis patients via dialysate, replacing the ongoing iron loss that occurs during their dialysis treatment. Triferic is added to the bicarbonate concentrate on-site at the dialysis clinic. Once in dialysate, Triferic crosses the dialyzer membrane and enters the blood where it immediately binds to transferrin and is transported to the erythroid precursor cells to be incorporated into hemoglobin. In completed clinical trials,

Triferic has demonstrated that it can effectively deliver sufficient iron to the bone marrow and maintain hemoglobin, without increasing iron stores (ferritin). Please visit www.triferic.com or call Rockwell Medical at 800-449-3353 for more information.

About Rockwell Medical
Rockwell Medical is a fully-integrated biopharmaceutical company targeting end-stage renal disease (ESRD) and chronic kidney disease (CKD) with innovative products and services for the treatment of iron replacement, secondary hyperparathyroidism and hemodialysis.

Rockwell's recent FDA approved drug Triferic is indicated for iron replacement and maintenance of hemoglobin in hemodialysis patients. Triferic delivers iron to patients during their regular dialysis treatment, using dialysate as the delivery mechanism. In completed clinical trials, Triferic has demonstrated that it safely and effectively delivers sufficient iron to the bone marrow and maintains hemoglobin, without increasing iron stores (ferritin). Rockwell intends to market Triferic to hemodialysis patients in the U.S. dialysis market.

Rockwell's FDA approved generic drug Calcitriol is for treating secondary hyperparathyroidism in dialysis patients. Calcitriol (active vitamin D) injection is indicated in the management of hypocalcemia in patients undergoing chronic renal dialysis. It has been shown to significantly reduce elevated parathyroid hormone levels. Reduction of PTH has been shown to result in an improvement in renal osteodystrophy. Rockwell intends to market Calcitriol to hemodialysis patients in the U.S. dialysis market.

Rockwell is also an established manufacturer and leader in delivering high-quality hemodialysis concentrates/dialysates to dialysis providers and distributors in the U.S. and abroad. As one of the two major suppliers in the U.S., Rockwell's products are used to maintain human life by removing toxins and replacing critical nutrients in the dialysis patient's bloodstream. Rockwell has three manufacturing/distribution facilities located in the U.S.

Rockwell's exclusive renal drug therapies support disease management initiatives to improve the quality of life and care of dialysis patients and are intended to deliver safe and effective therapy, while decreasing drug administration costs and improving patient convenience. Rockwell Medical is developing a pipeline of drug therapies, including extensions of Triferic for indications outside of hemodialysis. Please visit www.rockwellmed.com for more information.

Certain statements in this press release constitute "forward-looking statements" within the meaning of the federal securities laws, including, but not limited to, Rockwell's intention to launch Calcitriol and Triferic following FDA approval. Words such as "may," "might," "will," "should," "believe," "expect," "anticipate," "estimate," "continue," "predict," "forecast," "project," "plan", "intend" or similar expressions, or statements regarding intent, belief, or current expectations, are forward-looking statements. While Rockwell Medical believes these forward-looking statements are reasonable, undue reliance should not be placed on any such forward-looking statements, which are based on information available to us on the date of this release. These forward looking statements are based upon current estimates and assumptions and are subject to various risks and uncertainties, including without limitation those set forth in Rockwell Medical's SEC filings. Thus, actual results could be materially different. Rockwell Medical expressly disclaims any obligation to update or alter statements whether as a result of new information, future events or otherwise, except as required by law.

Triferic® is a registered trademark of Rockwell Medical, Inc.

ROCKWELL MEDICAL, INC. AND SUBSIDIARY
CONSOLIDATED INCOME STATEMENTS
For the three months and twelve months ended December 31, 2015 and 2014
(Unaudited)

	Three Months Ended December 30, 2015	Three Months Ended December 31, 2014	Twelve Months Ended December 30, 2015	Twelve Months Ended December 31, 2014
Sales	$ 14,132,637	$ 14,447,653	$ 55,350,702	$ 54,188,444
Cost of Sales	12,076,489	11,871,106	46,412,848	45,643,231
Gross Profit	**2,056,148**	**2,576,547**	**8,937,854**	**8,545,213**
Selling, General and Administrative	6,089,606	5,917,480	19,078,867	18,320,720
Research and Product Development	2,029,736	1,679,878	4,961,313	7,783,594
Operating Income (Loss)	**(6,063,194)**	**(5,020,811)**	**(15,102,326)**	**(17,559,101)**
Interest and Investment Income, net	293,238	187,144	681,876	386,257
Interest Expense	-	1,549,980	-	4,154,313
Income (Loss) Before Income Taxes	(5,769,956)	(6,383,647)	(14,420,450)	(21,327,157)
Income Tax Expense	-	-	-	-

Net Income (Loss)	$	(5,769,956)	$	(6,383,647)	$	(14,420,450) $	(21,327,157)
Basic Earnings (Loss) per Share	($	0.12)	($	0.14)	($	0.29) ($	0.52)

ROCKWELL MEDICAL, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
As of December 31, 2015 and 2014

	December 31, 2015	December 31, 2014
ASSETS		
Cash and Cash Equivalents	$ 31,198,182	$ 65,800,451
Investments Available for Sale	39,482,732	19,927,310
Accounts Receivable, net of a reserve of $75,000 in 2015 and $52,000 in 2014	5,046,733	4,472,002
Inventory	7,871,780	3,920,185
Other Current Assets	1,026,889	587,201
Total Current Assets	84,626,316	94,707,149
Property and Equipment, net	1,646,568	1,496,912
Intangible Assets	165,657	332,686
Goodwill	920,745	920,745
Other Non-current Assets	462,839	542,224
Total Assets	$ 87,822,125	$ 97,999,716
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts Payable	$ 3,995,216	$ 5,294,515
Accrued Liabilities	3,831,356	4,325,997
Customer Deposits	264,879	183,890
Total Current Liabilities	8,091,451	9,804,402
Deferred License Revenue	17,410,852	19,492,520
Shareholders' Equity:		
Common Shares, no par value, 51,501,877 and 50,284,007 shares issued and outstanding	257,773,494	249,018,189
Accumulated Deficit	(194,538,176)	(180,117,726)
Accumulated Other Comprehensive Income	(915,496)	(197,669)
Total Shareholders' Equity	62,319,822	68,702,794
Total Liabilities And Shareholders' Equity	$ 87,822,125	$ 97,999,716

ROCKWELL MEDICAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2015, 2014 and 2013

	2015	2014	2013
Cash Flows From Operating Activities:			
Net (Loss)	$ (14,420,450)	$ (21,327,157)	$ (48,783,312)
Adjustments To Reconcile Net Loss To Net Cash Used In Operating Activities:			
Depreciation and Amortization	822,294	996,321	1,007,411
Share Based Compensation - Non-employee	-	-	1,862,874
Share Based Compensation- Employees	8,887,977	10,094,685	5,849,196

Restricted Stock Retained in Satisfaction of Tax Liabilities	(2,912,859)	-	-
Loss on Disposal of Assets	5,281	7,338	16,410
Loss on Sale of Investments Available for Sale	58,095	1,223	-
Amortization of Debt Issuance Costs	-	882,716	227,059
Non-Cash Interest Expense	-	874,942	225,059
Changes in Assets and Liabilities:			
(Increase) Decrease in Accounts Receivable	(574,731)	106,317	(146,387)
(Increase) in Inventory	(3,951,595)	(1,120,537)	(150,009)
(Increase) Decrease in Other Assets	(360,303)	(13,466)	669,896
(Decrease) in Accounts Payable	(1,299,299)	(3,391,638)	(6,147,412)
(Decrease) in Other Liabilities	(413,652)	(2,345,486)	(5,295,738)
Deferred Distribution Agreement Income	-	20,000,000	-
Recognized Distribution Agreement Income	(2,081,668)	(507,480)	-
Changes in Assets and Liabilities	(8,681,248)	12,727,710	(11,069,650)
Cash (Used In) Provided By Operating Activities	**(16,240,910)**	**4,257,778**	**(50,664,953)**
Cash Flows From Investing Activities:			
Purchase of Investments Available for Sale	(21,800,000)	(13,100,000)	(12,002,203)
Sale of Investments Available for Sale	1,468,656	4,976,000	-
Purchase of Equipment	(815,002)	(684,593)	(654,197)
Proceeds on Sale of Assets	4,800	-	6,898
Cash (Used In Investing Activities	**(21,141,546)**	**(8,808,593)**	**(12,649,502)**
Cash Flows From Financing Activities:			
Proceeds from Issuance of Common Shares and Purchase Warrants	2,780,187	79,569,815	51,596,232
Proceeds from the Issuance of Notes Payable	-	-	20,000,000
Debt Issuance Costs	-	-	(1,109,776)
Payments on Notes Payable and Capital Lease Obligations	-	(21,100,000)	(2,280)
Cash Provided By Financing Activities	**2,780,187**	**58,469,815**	**70,484,176**
(Decrease) Increase In Cash	(34,602,269)	53,919,000	7,169,721
Cash At Beginning Of Period	65,800,451	11,881,451	4,711,730
Cash At End Of Period	$ **31,198,182** $	**65,800,451** $	**11,881,451**

Michael Rice, Investor Relations; 646-597-6979

 Primary Logo

Source: Rockwell Medical, Inc.

News Provided by Acquire Media

EXHIBIT B



ROCKWELL MEDICAL, INC.
30142 Wixom Road Wixom, Michigan 48393

Dear Shareholder:

You are cordially invited to attend the 2016 annual meeting of shareholders of Rockwell Medical, Inc. (the "Company"), on Thursday, June 2, 2016 at 11:00 a.m. at the Wixom Community Center, 49015 Pontiac Trail, Wixom, Michigan. We look forward to greeting personally those shareholders who are able to attend.

The attached notice and proxy statement describe the items of business to be transacted at the meeting and should be reviewed carefully by shareholders. A copy of the 2015 Annual Report is also enclosed.

Your vote is important, regardless of the number of shares you own. I urge you to vote now, even if you plan to attend the annual meeting. Please sign, date and mail the enclosed proxy card at your earliest convenience. If you receive more than one proxy card, please return each card. Remember, you can always vote in person at the annual meeting even if you vote by proxy, provided you are a shareholder of record or have a legal proxy from a shareholder of record.

Your continued interest and participation in the affairs of the Company are greatly appreciated.

Sincerely,

Robert L. Chioini
President and CEO

Wixom, Michigan
April 18, 2016

ROCKWELL MEDICAL, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held June 2, 2016

To the Shareholders of Rockwell Medical, Inc.:

Notice is hereby given that the 2016 annual meeting of shareholders of Rockwell Medical, Inc. (the "Company") will be held at the Wixom Community Center, 49015 Pontiac Trail, Wixom, Michigan, on June 2, 2016, at 11:00 a m., to consider and take action upon the following matters:

(1)   the election of one director for a term expiring in 2019;

(2)   a proposal to approve the 2016 Long Term Incentive Plan;

(3)   a proposal to ratify the selection of Plante & Moran, PLLC as the Company's independent registered public accounting firm for 2016;

(4)   such other business as may properly come before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on April 4, 2016 will be entitled to notice of, and to vote at, the meeting or any adjournment or postponement of the meeting.

All shareholders as of the record date are cordially invited to attend the meeting. Whether or not you intend to be present, please complete, date, sign and return the enclosed proxy card in the stamped and addressed envelope enclosed for your convenience. Shareholders can help the Company avoid unnecessary expense and delay by promptly returning the enclosed proxy card. The business of the meeting to be acted upon by the shareholders cannot be transacted unless a majority of the outstanding common shares of the Company is represented at the meeting.

By Order of the Board of Directors,

THOMAS E. KLEMA
Secretary

Wixom, Michigan
April 18, 2016

Summary Compensation Table

Name and Principal Position	Year	Salary($)	Bonus($)(a)	Stock Awards($)(b)	Option Awards($)(c)	All Other Compensation($)(d)	Total($)
Robert L. Chioini	2015	847,584	805,205	2,674,750	3,504,628	22,566	7,854,733
Chairman, President							
and	2014	706,320	635,688	2,786,000	4,363,500	20,131	8,511,639
Chief Executive							
Officer	2013	588,600	353,160	394,000	898,800	21,000	2,255,560
Thomas E. Klema	2015	416,988	166,795	1,234,500	972,252	—	2,790,535
Secretary, Treasurer							
and	2014	386,100	115,830	1,328,600	1,427,676	—	3,258,206
Chief Financial Officer	2013	351,000	105,300	236,400	359,520	—	1,052,220
Dr. Ajay Gupta	2015	486,938	146,081	1,357,950	972,252	—	2,963,220
Chief Scientific Officer	2014	450,868	135,260	1,423,500	1,228,925	—	3,238,553
	2013	413,640	115,819	295,500	539,280	—	1,364,239
Dr. Raymond D. Pratt	2015	442,648	154,927	1,357,950	972,252	—	2,927,778
Chief Medical Officer	2014	409,860	131,155	1,423,500	1,228,925	—	3,193,440
	2013	391,795	108,054	295,500	539,280	—	1,334,629

(a)   These bonus amounts were approved by the Compensation Committee following the year end, but constitute compensation earned for services rendered in the year shown.

(b)   The amounts reported in this column represent grant date fair values of restricted stock awards computed in accordance with FASB ASC Topic 718. These restricted stock awards were valued at the closing market price on the date of grant, or $8.23 per share for the October 2015 grant, $8.88 per share for the October 2014 grant, $10.10 per share for the January 2014 grant and $3.94 per share for the 2013 grant.

(c)   The amounts reported in this column represent grant date fair values of stock option grants made during such year determined using the Black Scholes option pricing model, excluding any forfeiture reserves, in accordance with FASB ASC Topic 718. The assumptions used to determine fair value are set forth in the table below:

Year	Dividend Yield	Risk Free Rate	Volatility	Expected Life
2015	0.0%	1.5%	59%	6 years
2014	0.0%	1.9%	69%	6 years
2013	0.0%	1.1%	65%	6 years

(d)   For Mr. Chioini, the amounts reported reflect payments made by the Company under its lease car program of $18,439, $16,004 and $17,092, and premiums for long-term disability insurance of $4,127, $4,127 and $3,908 in 2015, 2014 and 2013, respectively. The incremental cost to the Company of perquisites provided to the other NEOs did not exceed $10,000 and, therefore, has been excluded pursuant to applicable SEC rules.

Grants of Plan-Based Awards

The NEOs received the equity-based awards set forth in the table below under the 2007 LTIP during 2015.

17

Pages 69 through 109 redacted for the following reasons:
- -
Copyrighted Material Omitted

EXHIBIT E



November 7, 2016

Rockwell Medical Reports Third Quarter Results

WIXOM, Mich., Nov. 07, 2016 (GLOBE NEWSWIRE) -- Rockwell Medical, Inc. (NASDAQ:RMTI), a fully-integrated biopharmaceutical company targeting end-stage renal disease (ESRD) and chronic kidney disease (CKD) with innovative products and services for the treatment of iron replacement, secondary hyperparathyroidism and hemodialysis, reported results for the third quarter of 2016.

Q3 2016 Financial Highlights

- Sales were $12.8 million, or $1.6 million lower than Q3 2015, primarily due to lower contract manufacturing sales.
- Gross profit was $1.6 million compared to $2.5 million in Q3 2015, due to lower contract manufacturing revenue and due to an increase in manufacturing and costs related to our drug products.
- SG&A expense was $5.1 million compared $3.8 million in Q3 2015.
- R&D expense was $1.3 million and at the same level as in Q3 2015.
- Net loss was $4.5 million or ($0.09) per share compared to a $2.4 million loss or ($0.05) per share in Q3 2015.
- Net loss in Q3 was lower sequentially by $0.8 million compared to Q2 2016 due to lower R&D expenses.
- Cash and investments were $57.7 million as of September 30, 2016.
- Net working capital was $72.5 million as of September 30, 2016.

YTD 2016 Financial Highlights

- Sales were $39.9 million, compared to $41.2 million in the first nine months of 2015.
- Gross profit was $4.8 million compared to $6.9 million in the first nine months of 2015.
- Gross profit was impacted by higher drug manufacturing costs, a value add tax paid on the $4.0 million payment received from Wanbang Biopharma and lower third party contract manufacturing revenue.
- SG&A expense was $15.1 million compared $13.0 million in the first nine months of 2015.
- R&D expense was $4.6 million compared to $2.9 million in the first nine months of 2015.
- Net loss was $14.7 million or ($0.29) per share versus $8.7 million or ($0.17) per share in 2015.

YTD Corporate Highlights

- Triferic Phase-1 Healthy Volunteer Intravenous (IV) Pharmacokinetic Study published in the September 2016 edition of the Journal of Clinical Pharmacology.
- Entered into license agreement with ARAM Medical to market Triferic in Saudi Arabia and other middle eastern countries.
- Received FDA approval to market Triferic powder packet.
- Partnered with Wanbang Biopharma to commercialize Triferic and Calcitriol in the People's Republic of China, receiving up to $39 million in milestone payments and ongoing profit on commercial product sales in China.

Mr. Robert L. Chioini, Chairman and Chief Executive Officer of Rockwell stated, "We continue to make solid progress in our efforts to obtain transitional add-on reimbursement for Triferic. We believe we are moving closer to our goal of securing it. Multiple stakeholders have aided us and support add-on reimbursement for Triferic. Concurrently, we have been educating our customers and patients about Triferic and its unique benefits. We also have advanced Triferic clinical development work for the renal application outside the U.S. as well as additional therapeutic indications. Overall, we are pleased with our progress, which includes ensuring we have redundancy in our manufacturing and supply capability."

Conference Call Information

Rockwell Medical will be hosting a conference call to review its second quarter 2016 results on Monday, November 7, 2016 at 4:30 pm ET. Investors are encouraged to call a few minutes in advance at (877)-857-6150, or for international callers (719)325-4825, passcode # 8926063 or to listen to the call via webcast at the Rockwell Medical IR web page: http://ir.rockwellmed.com/

About Triferic

Triferic is the only FDA approved drug indicated to replace iron and maintain hemoglobin in hemodialysis patients suffering from anemia. Via dialysate during each dialysis treatment, Triferic replaces the 5-7 mg iron loss that occurs in all patients, effectively maintaining their iron balance. Unlike IV iron products, Triferic binds iron immediately and completely to transferrin (carrier of iron in the body) upon entering the blood and it is then transported directly to the bone marrow to be incorporated into hemoglobin, with no increase in ferritin (stored iron and inflammation) and no anaphylaxis, addressing a significant unmet need in overcoming Functional Iron Deficiency (FID) in ESRD patients. Please visit www.triferic.com to view the Triferic mode-of-action (MOA) video and for more information.

About Rockwell Medical
Rockwell Medical is a fully-integrated biopharmaceutical company targeting end-stage renal disease (ESRD) and chronic kidney disease (CKD) with innovative products and services for the treatment of iron replacement, secondary hyperparathyroidism and hemodialysis.

Rockwell's recent FDA approved drug Triferic is indicated for iron replacement and maintenance of hemoglobin in hemodialysis patients. Triferic delivers iron to patients during their regular dialysis treatment, using dialysate as the delivery mechanism. Triferic has demonstrated that it safely and effectively delivers sufficient iron to the bone marrow and maintains hemoglobin, without increasing iron stores (ferritin). Rockwell intends to market Triferic to hemodialysis patients in the U.S. dialysis market and globally.

Rockwell's FDA approved generic drug Calcitriol is for treating secondary hyperparathyroidism in dialysis patients. Calcitriol (active vitamin D) injection is indicated in the management of hypocalcemia in patients undergoing chronic renal dialysis. It has been shown to significantly reduce elevated parathyroid hormone levels. Reduction of PTH has been shown to result in an improvement in renal osteodystrophy. Rockwell intends to market Calcitriol to hemodialysis patients in the U.S. dialysis market.

Rockwell is also an established manufacturer and leader in delivering high-quality hemodialysis concentrates/dialysates to dialysis providers and distributors in the U.S. and abroad. As one of the two major suppliers in the U.S., Rockwell's products are used to maintain human life by removing toxins and replacing critical nutrients in the dialysis patient's bloodstream. Rockwell has three U.S. manufacturing/distribution facilities.

Rockwell's exclusive renal drug therapies support disease management initiatives to improve the quality of life and care of dialysis patients and are intended to deliver safe and effective therapy, while decreasing drug administration costs and improving patient convenience. Rockwell Medical is developing a pipeline of drug therapies, including extensions of Triferic for indications outside of hemodialysis. Please visit www.rockwellmed.com for more information.

Certain statements in this press release constitute "forward-looking statements" within the meaning of the federal securities laws, including, but not limited to, Rockwell's intention to sell and market Calcitriol and Triferic. Words such as "may," "might," "will," "should," "believe," "expect," "anticipate," "estimate," "continue," "predict," "forecast," "project," "plan", "intend" or similar expressions, or statements regarding intent, belief, or current expectations, are forward-looking statements. While Rockwell Medical believes these forward-looking statements are reasonable, undue reliance should not be placed on any such forward-looking statements, which are based on information available to us on the date of this release. These forward looking statements are based upon current estimates and assumptions and are subject to various risks and uncertainties, including without limitation those set forth in Rockwell Medical's SEC filings. Thus, actual results could be materially different. Rockwell Medical expressly disclaims any obligation to update or alter statements whether as a result of new information, future events or otherwise, except as required by law.

Triferic® is a registered trademark of Rockwell Medical, Inc.

ROCKWELL MEDICAL, INC. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENTS
For the three and nine months ended September 30, 2016 and September 30, 2015
(Unaudited)

	Three Months Ended September 30, 2016	Three Months Ended September 30, 2015	Nine Months Ended September 30, 2016	Nine Months Ended September 30, 2015
Sales	$ 12,814,815	$ 14,378,528	$ 39,894,380	$ 41,218,065
Rebates	—	—	—	—
Cost of Sales	11,234,934	11,875,122	35,130,045	34,336,359
Gross Profit	1,579,881	2,503,406	4,764,335	6,881,706
Selling, General and Administrative	5,070,127	3,827,904	15,071,238	12,989,261
Research and Product Development	1,261,863	1,246,727	4,639,617	2,931,577
Operating Income (Loss)	(4,752,109)	(2,571,225)	(14,946,520)	(9,039,132)
Interest and Investment Income	188,847	156,672	602,429	388,638
Interest (Expense)	—	—	—	—
Income (Loss) Before Income Taxes	(4,563,262)	(2,414,553)	(14,344,091)	(8,650,494)

Income Tax Expense	—	—	(404,527)	—
Net Income (Loss)	$ (4,563,262) $	(2,414,553) $	(14,748,618) $	(8,650,494)
Basic Earnings (Loss) per Share	$ (0.09) $	(0.05) $	(0.29) $	(0.17)
Diluted Earnings (Loss) per Share	$ (0.09) $	(0.05) $	(0.29) $	(0.17)

ROCKWELL MEDICAL, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of September 30, 2016 and December 31, 2015
(Unaudited)

	September 30 2016	December 31, 2015
ASSETS		
Cash and Cash Equivalents	$ 19,293,454 $	31,198,182
Investments Available for Sale	38,434,312	39,482,732
Accounts Receivable, net of a reserve of $39,000 in 2016 and $75,000 in 2015	8,031,196	5,046,733
Inventory	11,760,269	7,871,780
Other Current Assets	2,264,583	1,026,889
Total Current Assets	79,783,814	84,626,316
Property and Equipment, net	1,506,155	1,646,568
Intangible Assets	42,555	165,657
Goodwill	920,745	920,745
Other Non-current Assets	601,187	462,839
Total Assets	$ 82,854,456 $	87,822,125
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts Payable	$ 3,396,789 $	3,995,216
Accrued Liabilities	3,825,374	3,831,356
Customer Deposits	91,005	264,879
Total Current Liabilities	7,313,168	8,091,451
Deferred License Revenue	19,783,978	17,410,852
Shareholders' Equity:		
Common Shares, no par value, 51,527,711 and 51,501,877 shares issued and outstanding	265,648,345	257,773,494
Accumulated Deficit	(209,286,794)	(194,538,176)
Accumulated Other Comprehensive Income	(604,241)	(915,496)
Total Shareholders' Equity	55,757,310	62,319,822
Total Liabilities And Shareholders' Equity	$ 82,854,456 $	87,822,125

ROCKWELL MEDICAL, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine months ended September 30, 2016 and September 30, 2015
(Unaudited)

	2016	2015
Cash Flows From Operating Activities:		
Net (Loss)	$ (14,748,618) $	(8,650,494)
Adjustments To Reconcile Net Loss To Net Cash Used In Operating Activities:		
Depreciation and Amortization	583,501	608,152
Share Based Compensation—Employees	7,794,690	6,097,122
Restricted Stock Retained in Satisfaction of Tax Liabilities	—	(2,912,859)
Loss on Disposal of Assets	7,340	4,292
Loss on Sale of Investments Available for Sale	26,820	58,095
Changes in Assets and Liabilities:		

(Increase) in Accounts Receivable	(2,984,463)	(1,424,485)
(Increase) in Inventory	(3,888,489)	(3,495,096)
(Increase) in Other Assets	(1,376,042)	(1,014,009)
(Decrease) in Accounts Payable	(598,427)	(71,121)
(Decrease) in Other Liabilities	(179,856)	(1,259,560)
Increase (decrease) in Deferred License Revenue	2,373,126	(1,479,681)
Changes in Assets and Liabilities	(6,654,151)	(8,743,952)
Cash (Used) In Provided By Operating Activities	**(12,990,418)**	**(13,539,644)**
Cash Flows From Investing Activities:		
Purchase of Investments Available for Sale	(23,158,809)	(21,800,000)
Sale of Investments Available for Sale	24,491,678	1,468,656
Purchase of Equipment	(328,322)	(336,856)
Proceeds on Sale of Assets	1,000	4,800
Cash (Used In) Investing Activities	**1,005,547**	**(20,663,400)**
Cash Flows From Financing Activities:		
Proceeds from Issuance of Common Shares and Purchase Warrants	80,161	1,575,333
Cash Provided By Financing Activities	**80,161**	**1,575,333**
Effects of exchange rate changes	(18)	—
(Decrease) Increase In Cash	(11,904,728)	(32,627,711)
Cash At Beginning Of Period	31,198,182	65,800,451
Cash At End Of Period	**$ 19,293,454**	**$ 33,172,740**

Michael Rice,

Investor Relations;

646-597-6979

Primary Logo

Source: Rockwell Medical, Inc.

News Provided by Acquire Media

EXHIBIT F

SC 13D 1 sc13d11265002_02172017 htm SCHEDULE 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.   )[1]

Rockwell Medical, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

774374102
(CUSIP Number)

DAVID S. RICHMOND
RICHMOND BROTHERS, INC.
3568 Wildwood Avenue
Jackson, Michigan 49202
(517) 435-4040

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 20, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box x.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

_____
[1]   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Richmond Brothers, Inc.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) o
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,183,152	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 5,183,152	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,183,152		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%		
14	TYPE OF REPORTING PERSON IA, CO		

2

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON RBI Private Investment I, LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) x (b) o
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,841
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 164,841
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,841	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON OO	

3

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON RBI PI Manager, LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) o
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,841	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 164,841	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,841		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON OO		

4

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Richmond Brothers 401(k) Profit Sharing Plan		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) o
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,087	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 34,087	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,087		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON EP		

5

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON David S. Richmond	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) x (b) o
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO, PF	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 341,253
	8	SHARED VOTING POWER 5,245,489
	9	SOLE DISPOSITIVE POWER 341,253
	10	SHARED DISPOSITIVE POWER 5,245,489
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,586,742	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%	
14	TYPE OF REPORTING PERSON IN	

6

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Matthew J. Curfman	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) x (b) o
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO, PF	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,684
	8	SHARED VOTING POWER 5,251,624
	9	SOLE DISPOSITIVE POWER 40,684
	10	SHARED DISPOSITIVE POWER 5,251,624
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,292,308	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%	
14	TYPE OF REPORTING PERSON IN	

7

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Norman J. Ravich Irrevocable Trust	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) x (b) o
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,400
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 44,400
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,400	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON OO	

8

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Norman and Sally Ravich Family Trust		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) o
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,500*	
	8	SHARED VOTING POWER -0-	
	9	SOLE DISPOSITIVE POWER 18,500*	
	10	SHARED DISPOSITIVE POWER -0-	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,500*		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON OO		

*Consisting of 18,500 Shares underlying certain call options.

9

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Alexander Coleman Ravich 1991 Irrevocable Trust		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) o
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 25,000	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON OO		

10

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Alyssa Danielle Ravich 1991 Irrevocable Trust		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) o
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 25,000	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON OO		

11

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Mark H. Ravich		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) o
3	SEC USE ONLY		
4	SOURCE OF FUNDS PF, AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 467,650*	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 467,650*	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 467,650*		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*		
14	TYPE OF REPORTING PERSON IN		

* Includes 88,500 Shares underlying certain call options.

12

CUSIP NO. 774374102

The following constitutes the Schedule 13D filed by the undersigned (the "Schedule 13D").

Item 1.   Security and Issuer.

This statement relates to the common stock, no par value (the "Shares"), of Rockwell Medical, Inc., a Michigan corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 30142 Wixom Road, Wixom, Michigan 48393.

Item 2.   Identity and Background.

(a)   This statement is filed by:

(i)   Richmond Brothers, Inc., a Michigan corporation ("Richmond Brothers"), which serves as the investment advisor to certain managed accounts (the "Separately Managed Accounts");

(ii)   RBI Private Investment I, LLC, a Delaware limited liability company ("RBI PI");

(iii)   RBI PI Manager, LLC, a Delaware limited liability company ("RBI Manager"), which serves as the manager of RBI PI;

(iv)   Richmond Brothers 401(k) Profit Sharing Plan, an employee benefit plan organized under the laws of Michigan (the "RBI Plan");

(v)   David S. Richmond, who serves as Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan;

(vi)   Matthew J. Curfman, who serves as President of Richmond Brothers and a trustee of the RBI Plan;

(vii)   Norman J. Ravich Irrevocable Trust, a Minnesota trust (the "NJR Trust");

(viii)   Norman and Sally Ravich Family Trust, a Minnesota trust (the "NSR Trust");

(ix)   Alexander Coleman Ravich 1991 Irrevocable Trust, a Minnesota trust (the "ACR Trust");

(x)   Alyssa Danielle Ravich 1991 Irrevocable Trust, a Minnesota trust (the "ADR Trust" and together with the NJR Trust, NSR Trust and ACR Trust, the "Ravich Trusts"); and

(xi)   Mark H. Ravich, who serves as the trustee of each of the Ravich Trusts.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Group Agreement, as defined and described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)   The address of the principal office of each of Richmond Brothers, RBI PI, RBI Manager, the RBI Plan and Messrs. Richmond and Curfman is 3568 Wildwood Avenue, Jackson, Michigan 49202. The address of the principal office of each of Mr. Ravich and the Ravich Trusts is 600 South Highway 169, Suite 1660, St. Louis Park, Minnesota 55426.

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CUSIP NO. 774374102

(c)   The principal business of Richmond Brothers is serving as a registered investment advisor and is the investment advisor to the Separately Managed Accounts. The principal business of RBI PI is investing in securities. The principal business of RBI Manager is serving as the manager of RBI PI. The principal business of the RBI Plan is investing in securities. The principal occupation of Mr. Richmond is serving as Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan. The principal occupation of Mr. Curfman is serving as President of Richmond Brothers and a trustee of the RBI Plan. The principal business of the Ravich Trusts are holding, managing and distributing the property of the respective trusts and the proceeds therefrom. Mr. Ravich serves as the trustee of the Ravich Trusts and is the President of TriStar Management, Inc. Messrs. Richmond and Curfman constitute the sole executive officers, directors and stockholders of Richmond Brothers.

(d)   No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)   Messrs. Richmond, Curfman and Ravich are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

The Shares held in the Separately Managed Accounts and purchased by each of RBI PI, the RBI Plan, the NJR Trust, the ACR Trust and the ADR Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 5,183,152 Shares held by the Separately Managed Accounts is approximately $30,834,159, excluding brokerage commissions. The aggregate purchase price of the 164,841 Shares owned directly by RBI PI is approximately $1,099,401, excluding brokerage commissions. The aggregate purchase price of the 34,087 Shares owned directly by the RBI Plan is approximately $239,020, excluding brokerage commissions. The aggregate purchase price of the 44,400 Shares owned directly by the NJR Trust is approximately $239,316, excluding brokerage commissions. The aggregate purchase price of the 25,000 Shares owned directly by the ACR Trust is approximately $181,750, excluding brokerage commissions.   The aggregate purchase price of the 25,000 Shares owned directly by the ADR Trust is approximately $183,000, excluding brokerage commissions.

The Shares purchased by Mr. Richmond were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 204,662 Shares beneficially owned by Mr. Richmond, including 28,096 Shares directly owned by his spouse, 147 Shares directly owned by his daughter and 7 Shares directly owned by his son, is approximately $890,826, excluding brokerage commissions.

The Shares purchased by Mr. Curfman were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 75,069 Shares beneficially owned by Mr. Curfman, including the 34,385 Shares directly owned by his spouse, is approximately $466,289, excluding brokerage commissions.

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CUSIP NO. 774374102

The Shares and call options purchased by Mr. Ravich were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 284,750 Shares owned directly by Mr. Ravich is approximately $2,056,400, excluding brokerage commissions. The aggregate purchase price of the call options exercisable into 70,000 Shares owned directly by Mr. Ravich is approximately $85,000, excluding brokerage commissions.

The call options purchased by the NSR Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the call options exercisable into 18,500 Shares owned directly by the NSR Trust is approximately $23,775, excluding brokerage commissions.

Item 4.   Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons believe that the Issuer remains significantly undervalued in large part due to the Issuer's poor corporate governance practices and operational missteps by the Issuer's management team and Board of Directors (the "Board"). The Reporting Persons believe that the Issuer has a significant opportunity to capitalize upon Triferic, the Issuer's revolutionary FDA approved iron maintenance drug; however, the Reporting Persons are concerned that stockholders' ability to profit from such opportunity may be jeopardized by the Issuer's incumbent leadership team. The Reporting Persons intend to engage in discussions with the Issuer's management team, the Board, stockholders of the Issuer and other interested parties regarding the Issuer's capital allocation, corporate governance (including Board composition), operations, strategic plans and other means to enhance stockholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

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CUSIP NO. 774374102

Item 5.   Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 51,527,711 Shares outstanding as of October 28, 2016, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2016.

A.   Richmond Brothers

(a)   As of the close of business on February 20, 2017, 5,183,152 Shares were held in the Separately Managed Accounts. As the investment advisor to the Separately Managed Accounts, Richmond Brothers may be deemed the beneficial owner of the 5,183,152 Shares held in the Separately Managed Accounts.

Percentage: Approximately 10.1%

(b)   1. Sole power to vote or direct vote: 5,183,152
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,183,152
4. Shared power to dispose or direct the disposition: 0

(c)   The transactions in the securities of the Issuer by Richmond Brothers through the Separately Managed Accounts during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.   RBI PI

(a)   As of the close of business on February 20, 2017, RBI PI beneficially owned 164,841 Shares.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 164,841
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 164,841
4. Shared power to dispose or direct the disposition: 0

(c)   RBI PI has not entered into any transactions in the securities of the Issuer during the past sixty days.

C.   RBI Manager

(a)   As the manager of RBI PI, RBI Manager may be deemed the beneficial owner of the 164,841 Shares owned by RBI PI.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 164,841
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 164,841
4. Shared power to dispose or direct the disposition: 0

(c)   RBI Manager has not entered into any transactions in the securities of the Issuer during the past sixty days.

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CUSIP NO. 774374102

D.   RBI Plan

(a)   As of the close of business on February 20, 2017, the RBI Plan beneficially owned 34,087 Shares.

        Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 34,087
        2. Shared power to vote or direct vote: 0
        3. Sole power to dispose or direct the disposition: 34,087
        4. Shared power to dispose or direct the disposition: 0

(c)   The transactions in the securities of the Issuer by the RBI Plan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.   Mr. Richmond

(a)   As of the close of business on February 20, 2017, Mr. Richmond beneficially owned 204,662 Shares, including 28,096 Shares directly owned by his spouse, 147 Shares directly owned by his daughter and 7 Shares directly owned by his son. As the Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan, Mr. Richmond may also be deemed the beneficial owner of the (i) 5,183,152 Shares held in the Separately Managed Accounts, (ii) 164,841 Shares owned by RBI PI and (iii) 34,087 Shares owned by the RBI Plan.

        Percentage: Approximately 10.8%

(b)   1. Sole power to vote or direct vote: 341,253
        2. Shared power to vote or direct vote: 5,245,489
        3. Sole power to dispose or direct the disposition: 341,253
        4. Shared power to dispose or direct the disposition: 5,245,489

(c)   Mr. Richmond has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer through the Separately Managed Accounts and by the RBI Plan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.   Mr. Curfman

(a)   As of the close of business on February 20, 2017, Mr. Curfman beneficially owned 75,069 Shares, including 34,385 Shares directly owned by his spouse. As the President of Richmond Brothers and a trustee of the RBI Plan, Mr. Curfman may also be deemed the beneficial owner of the (i) 5,183,152 Shares held in the Separately Managed Accounts and (ii) 34,087 Shares owned by the RBI Plan.

        Percentage: Approximately 10.3%

(b)   1. Sole power to vote or direct vote: 40,684
        2. Shared power to vote or direct vote: 5,251,624
        3. Sole power to dispose or direct the disposition: 40,684
        4. Shared power to dispose or direct the disposition: 5,251,624

(c)   Mr. Curfman has not entered into any transactions in the securities of the Issuer during the past sixty days. The transactions in the securities of the Issuer through the Separately Managed Accounts and by the RBI Plan during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

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CUSIP NO. 774374102

G.   NJR Trust

(a)   As of the close of business on February 20, 2017, the NJR Trust beneficially owned 44,400 Shares.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 44,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 44,400
4. Shared power to dispose or direct the disposition: 0

(c)   The NJR Trust has not entered into any transactions in the securities of the Issuer during the past sixty days.

H.   NSR Trust

(a)   As of the close of business on February 20, 2017, the NSR Trust beneficially owned 18,500 Shares, representing Shares underlying certain call options.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 18,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,500
4. Shared power to dispose or direct the disposition: 0

(c)   The NSR Trust has not entered into any transactions in the securities of the Issuer during the past sixty days.

I.   ACR Trust

(a)   As of the close of business on February 20, 2017, the ACR Trust beneficially owned 25,000 Shares.

Percentage: Less than 1%

(b)   1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 0

(c)   The ACR Trust has not entered into any transactions in the securities of the Issuer during the past sixty days.

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CUSIP NO. 774374102

J.   ADR Trust

     (a)   As of the close of business on February 20, 2017, the ADR Trust beneficially owned 25,000 Shares.

          Percentage: Less than 1%

     (b)   1. Sole power to vote or direct vote: 25,000
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 25,000
          4. Shared power to dispose or direct the disposition: 0

     (c)   The ADR Trust has not entered into any transactions in the securities of the Issuer during the past sixty days.

K.   Mr. Ravich

     (a)   As of the close of business on February 20, 2017, Mr. Ravich directly beneficially owned 354,750 Shares, including 70,000 Shares underlying certain call options. In addition, as the trustee of each of the Ravich Trusts, Mr. Ravich may be deemed the beneficial owner of the (i) 44,400 Shares owned by the NJR Trust, (ii) 18,500 Shares beneficially owned by the NSR Trust, (iii) 25,000 Shares owned by the ACR Trust and (iv) 25,000 Shares owned by the ADR Trust.

          Percentage: Less than 1%

     (b)   1. Sole power to vote or direct vote: 467,650
          2. Shared power to vote or direct vote: 0
          3. Sole power to dispose or direct the disposition: 467,650
          4. Shared power to dispose or direct the disposition: 0

     (c)   The transactions in the securities of the Issuer by Mr. Ravich during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

          Each of the Reporting Persons, as a member of a "group" with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may be deemed to beneficially own the Shares owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

     (d)   Other than the clients of the Separately Managed Accounts for which Richmond Brothers acts as the investment advisor, no person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

     (e)   Not applicable.

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CUSIP NO. 774374102

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 20, 2017, the Reporting Persons entered into a Group Agreement (the "Group Agreement") pursuant to which the Reporting Persons agreed, among other things, to (i) engage in discussions with the Issuer regarding means to enhance stockholder value and the corporate governance of the Issuer and (ii) the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

NSR Trust has purchased exchange-listed call options referencing an aggregate of 10,000 Shares, which have an exercise price of $6.00 per Share and expire on May 19, 2017.

NSR Trust has purchased exchange-listed call options referencing an aggregate of 8,500 Shares, which have an exercise price of $7.00 per Share and expire on May 19, 2017.

Mr. Ravich has purchased exchange-listed call options referencing an aggregate of 30,000 Shares, which have an exercise price of $6.00 per Share and expire on May 19, 2017.

Mr. Ravich has purchased exchange-listed call options referencing an aggregate of 20,000 Shares, which have an exercise price of $7.00 per Share and expire on May 19, 2017.

Mr. Ravich has purchased exchange-listed call options referencing an aggregate of 20,000 Shares, which have an exercise price of $8.00 per Share and expire on May 19, 2017.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.   Material to be Filed as Exhibits.

99.1   Group Agreement, dated February 20, 2016.

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CUSIP NO. 774374102

SIGNATURES

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2017


Richmond Brothers, Inc.

By: /s/ David S. Richmond
_____
       Name: David S. Richmond
       Title: Chairman

RBI Private Investment I, LLC

By: RBI PI Manager, LLC
       Manager

By: /s/ David S. Richmond
_____
       Name: David S. Richmond
       Title: Manager

By: RBI PI Manager, LLC

By: /s/ David S. Richmond
_____
       Name: David S. Richmond
       Title: Manager

By: Richmond Brothers 401(k) Profit Sharing Plan

By: /s/ David S. Richmond
_____
       Name: David S. Richmond
       Title: Trustee

/s/ David S. Richmond
_____
David S. Richmond

/s/ Matthew J. Curfman
_____
Matthew J. Curfman


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2:17-cv-10757-RHC-MKM   Doc # 32-2   Filed 04/10/17   Pg 92 of 305   Pg ID 1407

CUSIP NO. 774374102

Norman J. Ravich Irrevocable Trust

By: /s/ Mark H. Ravich
        Name: Mark H. Ravich
        Title: Trustee

Alexander Coleman Ravich 1991 Irrevocable Trust

By: /s/ Mark H. Ravich
        Name: Mark H. Ravich
        Title: Trustee

Alyssa Danielle Ravich 1991 Irrevocable Trust

By: /s/ Mark H. Ravich
        Name: Mark H. Ravich
        Title: Trustee

Norman and Sally Ravich Family Trust

By: /s/ Mark H. Ravich
        Name: Mark H. Ravich
        Title: Trustee

/s/ Mark H. Ravich
Mark H. Ravich

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CUSIP NO. 774374102

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of Transaction	Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase / Sale
RICHMOND BROTHERS, INC.			
(Through the Separately Managed Accounts)			
Sale of Common Stock	(63)	6.5310	12/19/2016
Sale of Common Stock	(206)	6.4701	12/20/2016
Purchase of Common Stock	300	6.5833	12/20/2016
Sale of Common Stock	(74)	6.2670	12/21/2016
Purchase of Common Stock	1,592	6.2792	12/21/2016
Purchase of Common Stock	764	6.2915	12/21/2016
Purchase of Common Stock	955	6.2989	12/21/2016
Sale of Common Stock	(14)	6.2536	12/22/2016
Purchase of Common Stock	140	6.3500	12/22/2016
Sale of Common Stock	(46)	6.3959	12/23/2016
Sale of Common Stock	(71)	6.3985	12/23/2016
Purchase of Common Stock	759	6.5801	12/23/2016
Purchase of Common Stock	30	6.5900	12/23/2016
Purchase of Common Stock	789	6.3380	12/28/2016
Purchase of Common Stock	940	6.3396	12/28/2016
Purchase of Common Stock	58	6.5869	12/29/2016
Purchase of Common Stock	64	6.5900	12/29/2016
Purchase of Common Stock	2,137	6.5419	12/30/2016
Sale of Common Stock	(448)	6.4038	01/03/2017
Purchase of Common Stock	303	6.6000	01/05/2017
Purchase of Common Stock	759	6.6023	01/05/2017
Purchase of Common Stock	893	6.7277	01/06/2017
Purchase of Common Stock	155	6.4425	01/09/2017
Purchase of Common Stock	155	6.4520	01/09/2017
Sale of Common Stock	(285)	6.2721	01/13/2017
Purchase of Common Stock	518	5.7959	01/17/2017
Sale of Common Stock	(1,090)	5.8037	01/17/2017
Sale of Common Stock	(93)	5.8540	01/17/2017
Purchase of Common Stock	833	6.0084	01/17/2017
Purchase of Common Stock	696	5.7561	01/18/2017
Purchase of Common Stock	347	5.7813	01/18/2017
Purchase of Common Stock	523	5.7272	01/19/2017
Purchase of Common Stock	853	5.8512	01/19/2017
Purchase of Common Stock	906	5.5215	01/20/2017
Purchase of Common Stock	901	5.5725	01/20/2017
Purchase of Common Stock	450	5.5799	01/20/2017
Purchase of Common Stock	179	5.5853	01/20/2017
Purchase of Common Stock	662	5.2558	01/23/2017
Purchase of Common Stock	1,521	5.2673	01/23/2017
Purchase of Common Stock	387	5.1600	01/24/2017

CUSIP NO. 774374102

Purchase of Common Stock	388	5.1621	01/24/2017
Purchase of Common Stock	306	5.5566	01/25/2017
Sale of Common Stock	(1,615)	5.5700	01/25/2017
Purchase of Common Stock	401	5.6016	01/25/2017
Purchase of Common Stock	73	5.6268	01/25/2017
Purchase of Common Stock	474	5.4900	01/26/2017
Purchase of Common Stock	474	5.4917	01/26/2017
Purchase of Common Stock	361	5.5381	01/26/2017
Sale of Common Stock	(227)	5.3688	01/27/2017
Purchase of Common Stock	275	5.4618	01/27/2017
Purchase of Common Stock	912	5.4835	01/27/2017
Purchase of Common Stock	272	5.5122	01/27/2017
Purchase of Common Stock	931	5.3569	01/30/2017
Purchase of Common Stock	186	5.3621	01/30/2017
Purchase of Common Stock	1,013	5.3982	01/30/2017
Sale of Common Stock	(80)	5.4480	01/30/2017
Purchase of Common Stock	100	5.4560	01/30/2017
Purchase of Common Stock	362	5.5317	01/30/2017
Purchase of Common Stock	1,000	5.5867	01/31/2017
Purchase of Common Stock	528	5.7014	01/31/2017
Purchase of Common Stock	182	5.7183	01/31/2017
Purchase of Common Stock	235	5.7325	01/31/2017
Purchase of Common Stock	175	5.7331	01/31/2017
Purchase of Common Stock	5,102	5.9401	02/01/2017
Purchase of Common Stock	4,166	5.9463	02/03/2017
Purchase of Common Stock	3,305	5.9865	02/03/2017
Purchase of Common Stock	7,335	5.9948	02/03/2017
Purchase of Common Stock	58	6.0040	02/03/2017
Sale of Common Stock	(270)	6.1178	02/03/2017
Purchase of Common Stock	880	6.1250	02/03/2017
Purchase of Common Stock	800	6.1250	02/03/2017
Purchase of Common Stock	339	6.1399	02/03/2017
Purchase of Common Stock	1,661	6.0578	02/06/2017
Sale of Common Stock	(200)	6.0581	02/06/2017
Purchase of Common Stock	1,000	6.1822	02/06/2017
Purchase of Common Stock	327	6.1060	02/07/2017
Purchase of Common Stock	2,258	6.1250	02/07/2017
Purchase of Common Stock	164	6.0814	02/08/2017
Purchase of Common Stock	812	6.1633	02/08/2017
Sale of Common Stock	(287)	6.1350	02/09/2017
Purchase of Common Stock	159	6.1427	02/09/2017
Purchase of Common Stock	154	6.1690	02/09/2017
Purchase of Common Stock	259	5.8103	02/10/2017
Purchase of Common Stock	370	5.8308	02/10/2017
Purchase of Common Stock	84	5.8499	02/10/2017
Purchase of Common Stock	170	5.8702	02/10/2017
Purchase of Common Stock	95	5.9000	02/10/2017
Purchase of Common Stock	48	5.9000	02/10/2017
Purchase of Common Stock	845	5.9226	02/10/2017
Purchase of Common Stock	339	5.9301	02/10/2017
Purchase of Common Stock	338	5.9022	02/13/2017

CUSIP NO. 774374102

RICHMOND BROTHERS 401(K) PROFIT SHARING PLAN

Sale of Common Stock	(56)	6.5305	12/19/2016
Purchase of Common Stock	247	5.3168	01/23/2017
Purchase of Common Stock	248	5.3168	01/23/2017
Purchase of Common Stock	267	5.3168	01/23/2017
Purchase of Common Stock	268	5.3168	01/23/2017
Purchase of Common Stock	123	5.9000	02/09/2017
Purchase of Common Stock	152	5.9000	02/09/2017
Purchase of Common Stock	2,338	5.8911	02/13/2017
Purchase of Common Stock	1,105	5.8911	02/13/2017

MARK H. RAVICH

Purchase of Common Stock	850	6.0100	01/13/2017
Purchase of Common Stock	470	5.9700	02/09/2017

EX-99.1 2 ex991sc13d11265002_02172017 htm GROUP AGREEMENT

Exhibit 99.1

GROUP AGREEMENT

This Agreement (this "Agreement") is made and entered into as of February 20, 2017, by and among (i) Richmond Brothers, Inc., RBI Private Investment I, LLC, RBI PI Manager, LLC, Richmond Brothers 401(k) Profit Sharing Plan, Matthew J. Curfman and David S. Richmond (collectively, "Richmond"), and (ii) Norman J. Ravich Irrevocable Trust, Alexander Coleman Ravich 1991 Irrevocable Trust, Alyssa Danielle Ravich 1991 Irrevocable Trust, Norman and Sally Ravich Family Trust and Mark H. Ravich (collectively, "Ravich" and together with Richmond, each a "Party", and collectively, the "Parties" or the "Group").

WHEREAS, certain of the undersigned are shareholders, direct or beneficial, of Rockwell Medical, Inc., a Michigan corporation (the "Company");

WHEREAS, the Parties desire to form the Group for the purpose of (i) engaging in discussions with the Company regarding means to enhance shareholder value and corporate governance, (ii) taking all other action necessary to achieve the foregoing and (iii) taking any other actions the Group determines to undertake in connection with their respective investment in the Company.

NOW, IT IS AGREED, this 20th day of February 2017 by the Parties hereto:

1.   In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each of the undersigned agrees to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company to the extent required by applicable law. Each member of the Group shall be responsible for the accuracy and completeness of its own disclosure therein, and is not responsible for the accuracy and completeness of the information concerning the other members of the Group, unless such member knows or has reason to know that such information is inaccurate.

2.   So long as this Agreement is in effect, each of the undersigned shall provide written notice to Olshan Frome Wolosky LLP ("Olshan"), such notice to be given no later than 24 hours after each such transaction, of (i) any of their purchases or sales of securities of the Company, or (ii) any securities of the Company over which they acquire or dispose of beneficial ownership; *provided*, *however*, that each Party agrees not to purchase or sell securities of the Company or otherwise increase or decrease its economic exposure to or beneficial ownership over the securities of the Company if it reasonably believes that, as a result of such action, the Group or any member thereof would be likely to be required to make any regulatory filing (including, but not limited to, a Schedule 13D amendment, Form 3 or Form 4 with the Securities and Exchange Commission (the "SEC")) without using its reasonable efforts to give the other members of the Group at least 24 hours prior written notice. For purposes of this Agreement, the term "beneficial ownership" shall have the meaning of such term set forth in Rule 13d-3 under the Exchange Act.

3.   Each of the undersigned agrees to form the Group for the purpose of (i) engaging in discussions with the Company regarding means to enhance shareholder value and corporate governance, (ii) taking all other action necessary to achieve the foregoing and (iii) taking any other actions the Group determines to undertake in connection with their respective investment in the Company.

4.   Richmond and Ravich shall have the right to pre-approve all expenses and costs (including all legal fees) incurred in connection with the Group's activities (the "Expenses") and each of Richmond and Ravich agrees to pay directly all such pre-approved Expenses on a percentage basis as follows (i) Richmond: 66 2/3% of the Expenses, (ii) Ravich: 33 1/3% of the Expenses. Any reimbursement from the Company regarding the Expenses paid pursuant to this Section 4 shall be split by Richmond and Ravich in proportion to the Expenses paid pursuant to this Section 4.

5.   Each of the Parties hereto agrees that any SEC filing, press release, Company communication or shareholder communication proposed to be made or issued by the Group or any member of the Group in connection with the Group's activities shall be as directed jointly by all the members of the Group, and each member of the Group shall be provided written notice of and a reasonable opportunity to review and comment upon any SEC filing, press release, Company communication, shareholder communication, or any proposed agreement or negotiating position with respect to the Company. The Parties hereby agree to work in good faith to resolve any disagreement that may arise between or among any of the members of the Group concerning decisions to be made, actions to be taken or statements to be made in connection with the Group's activities. Should any disagreement arise that cannot be resolved between any of the members of the Group concerning decisions to be made or actions to be taken or statements to be made in connection with the Group's activities, any dissatisfied member shall have a 24-hour opportunity to withdraw from the Group prior to making further public or private communications on behalf of the Group. In the absence of disagreement, all members of the Group shall have joint discretion over the content and timing of public or private communications and negotiating positions taken on behalf of the Group.

6.   The relationship of the Parties hereto shall be limited to carrying on the business of the Group in accordance with the terms of this Agreement. Such relationship shall be construed and deemed to be for the sole and limited purpose of carrying on such business as described herein. Nothing herein shall be construed to authorize any Party to act as an agent for any other party, or to create a joint venture or partnership, or to constitute an indemnification. Each Party agrees to use its reasonable efforts to avoid taking any action that may cause any other person or entity to be deemed to be a member of the Group without the prior consent of each of the other Parties. Nothing herein shall restrict any Party's right to purchase or sell securities of the Company, as it deems appropriate, in its sole discretion, provided that all such purchases and sales are made in compliance with all applicable securities laws and the provisions of this Agreement.

7.   This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which, taken together, shall constitute but one and the same instrument, which may be sufficiently evidenced by one counterpart.

8.   This Agreement is governed by and will be construed in accordance with the laws of the State of New York. In the event of any dispute arising out of the provisions of this Agreement or their investment in the Company, the Parties hereto consent and submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York located in the Borough of Manhattan or the courts of the State of New York located in the County of New York.

9.   The Parties' rights and obligations under this Agreement (other than the rights and obligations set forth in Section 4 (solely with respect to Expenses incurred prior to the termination of the Agreement) and Section 8 which shall survive any termination of this Agreement) shall terminate immediately after the conclusion of the activities set forth in Section 3 or as otherwise agreed to by the Parties. Notwithstanding the foregoing, any Party hereto may terminate his/its obligations under this Agreement on 24 hours' written notice to all other Parties, with a copy by fax to Steve Wolosky at Olshan, Fax No. (212) 451-2222.

10.   Each Party acknowledges that Olshan shall act as counsel for the Group and each of Richmond and Ravich relating to their investment in the Company.

2

      11.   Each of the undersigned Parties hereby agrees that this Agreement shall be filed as an exhibit to any Schedule 13D required to be filed under applicable law pursuant to Rule 13d-1(k)(1)(iii) under the Exchange Act.

[Signature page follows]

3

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the day and year first above written.

Richmond Brothers, Inc.

By: /s/ David S. Richmond
        Name: David S. Richmond
        Title: Chairman

RBI Private Investment I, LLC

By: RBI PI Manager, LLC
        Manager

By: /s/ David S. Richmond
        Name: David S. Richmond
        Title: Manager

By: RBI PI Manager, LLC

By: /s/ David S. Richmond
        Name: David S. Richmond
        Title: Manager

By: Richmond Brothers 401(k) Profit Sharing Plan

By: /s/ David S. Richmond
        Name: David S. Richmond
        Title: Trustee

/s/ David S. Richmond
David S. Richmond

/s/ Matthew J. Curfman
Matthew J. Curfman

4

Norman J. Ravich Irrevocable Trust

By: /s/ Mark H. Ravich
         Name: Mark H. Ravich
         Title: Trustee

Alexander Coleman Ravich 1991 Irrevocable Trust

By: /s/ Mark H. Ravich
         Name: Mark H. Ravich
         Title: Trustee

Alyssa Danielle Ravich 1991 Irrevocable Trust

By: /s/ Mark H. Ravich
         Name: Mark H. Ravich
         Title: Trustee

Norman and Sally Ravich Family Trust

By: /s/ Mark H. Ravich
         Name: Mark H. Ravich
         Title: Trustee

/s/ Mark H. Ravich
Mark H. Ravich

5

EXHIBIT G

SC 13D/A 1 sc13da111265002_03022017 htm AMENDMENT NO. 1 TO THE SCHEDULE 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)[1]

Rockwell Medical, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

774374102
(CUSIP Number)

DAVID S. RICHMOND
RICHMOND BROTHERS, INC.
3568 Wildwood Avenue
Jackson, Michigan 49202
(517) 435-4040

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box x.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

_____

[1]   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Richmond Brothers, Inc.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) o
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,183,152	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 5,183,152	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,183,152		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%		
14	TYPE OF REPORTING PERSON IA, CO		

2

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON RBI Private Investment I, LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) x (b) o
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,841
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 164,841
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,841	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON OO	

3

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON RBI PI Manager, LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) x (b) o
3	SEC USE ONLY	
4	SOURCE OF FUNDS AF	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,841
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 164,841
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,841	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON OO	

4

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Richmond Brothers 401(k) Profit Sharing Plan	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) x (b) o
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,087
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 34,087
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,087	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON EP	

5

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON David S. Richmond	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) x (b) o
3	SEC USE ONLY	
4	SOURCE OF FUNDS OO, PF	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 341,253
	8	SHARED VOTING POWER 5,245,489
	9	SOLE DISPOSITIVE POWER 341,253
	10	SHARED DISPOSITIVE POWER 5,245,489

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,586,742	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%	
14	TYPE OF REPORTING PERSON IN	

6

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Matthew J. Curfman		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) o
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO, PF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,684	
	8	SHARED VOTING POWER 5,251,624	
	9	SOLE DISPOSITIVE POWER 40,684	
	10	SHARED DISPOSITIVE POWER 5,251,624	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,292,308		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%		
14	TYPE OF REPORTING PERSON IN		

7

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Norman J. Ravich Irrevocable Trust	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) x (b) o
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,400
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 44,400
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,400	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON OO	

8

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Norman and Sally Ravich Family Trust		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) o
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,500*	
	8	SHARED VOTING POWER -0-	
	9	SOLE DISPOSITIVE POWER 18,500*	
	10	SHARED DISPOSITIVE POWER -0-	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,500*		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON OO		

_____
* Consisting of 18,500 Shares underlying certain call options.

9

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Alexander Coleman Ravich 1991 Irrevocable Trust	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) x (b) o
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON OO	

10

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Alyssa Danielle Ravich 1991 Irrevocable Trust	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) x (b) o
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON OO	

11

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Mark H. Ravich		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) o
3	SEC USE ONLY		
4	SOURCE OF FUNDS PF, AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 467,650*	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 467,650*	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 467,650*		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*		
14	TYPE OF REPORTING PERSON IN		

_____

* Includes 88,500 Shares underlying certain call options.

12

CUSIP NO. 774374102

         The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1"). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.   Purpose of Transaction.

         Item 4 is hereby amended to add the following:

         On March 1, 2017, Mark H. Ravich and the other Reporting Persons delivered a letter (the "Nomination Letter") to the Issuer nominating Mark H. Ravich and David S. Richmond (the "Nominees") for election to the Board of Directors of the Issuer (the "Board") at the 2017 annual meeting of shareholders (the "Annual Meeting"). In the Nomination Letter, the Reporting Persons stated that they believe the terms of at least one, and as many as two, Class II directors currently serving on the Board expire at the Annual Meeting following the Issuer's appointment of Dr. Robin L. Smith to the Board in June 2016. To the extent that only one seat is up for election at the Annual Meeting, the Reporting Persons will withdraw one of the Nominees.

         On March 2, 2017, the Reporting Persons issued a press release announcing the nomination of the Nominees. In the press release, the Reporting Persons expressed their belief that the Issuer's continuous strategic and execution failures and weak corporate governance have led to years of underperformance. The Reporting Persons noted that the Issuer has failed to monetize its promising drugs Triferic and Calcitriol and expressed their concerns that the incumbent Board and management team continue to ignore the best interests of shareholders. After the Reporting Persons' efforts to engage in constructive dialogue with the Board and management team were repeatedly rebuffed, the Reporting Persons felt they were left with no choice other than to nominate the Nominees for election to the Board, who they believe will be strong voices in support of improved corporate governance, communication with shareholders and drive for increased shareholder value. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

         Item 7 is hereby amended to add the following exhibit:

         99.1   Press Release, dated March 2, 2017.

13

CUSIP NO. 774374102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2017

Richmond Brothers, Inc.

By: /s/ David S. Richmond
_____
        Name: David S. Richmond
        Title: Chairman

RBI Private Investment I, LLC

By: RBI PI Manager, LLC
    Manager

By: /s/ David S. Richmond
_____
        Name: David S. Richmond
        Title: Manager

By: RBI PI Manager, LLC

By: /s/ David S. Richmond
_____
        Name: David S. Richmond
        Title: Manager

By: Richmond Brothers 401(k) Profit Sharing Plan

By: /s/ David S. Richmond
_____
        Name: David S. Richmond
        Title: Trustee

/s/ David S. Richmond
_____
David S. Richmond

/s/ Matthew J. Curfman
_____
Matthew J. Curfman

14

CUSIP NO. 774374102

Norman J. Ravich Irrevocable Trust

By: /s/ Mark H. Ravich
       Name: Mark H. Ravich
       Title: Trustee

Alexander Coleman Ravich 1991 Irrevocable Trust

By: /s/ Mark H. Ravich
       Name: Mark H. Ravich
       Title: Trustee

Alyssa Danielle Ravich 1991 Irrevocable Trust

By: /s/ Mark H. Ravich
       Name: Mark H. Ravich
       Title: Trustee

Norman and Sally Ravich Family Trust

By: /s/ Mark H. Ravich
       Name: Mark H. Ravich
       Title: Trustee

/s/ Mark H. Ravich
Mark H. Ravich

15

EX-99.1 2 ex991to13da111265002_030217.htm PRESS RELEASE

Exhibit 99.1

Richmond Brothers and Mark Ravich Announce Nomination of Two Highly-Qualified Candidates for Board of Rockwell Medical, Inc.

Believe Continual Strategic and Execution Failures and Weak Corporate Governance Have Led to Years of Underperformance at Rockwell

Company Has Failed to Monetize Promising Drugs Triferic and Calcitriol

Current Board and Management Have Ignored the Best Interests of Shareholders and Repeatedly Rebuffed Attempts at Constructive Dialogue

Mark Ravich and David Richmond Would Be Strong Voices in Support of Improved Corporate Governance, Communication with Shareholders and Drive for Increased Shareholder Value

JACKSON, MI and ST. LOUIS PARK, MN (March 2, 2017) – Richmond Brothers, Inc., a Michigan-based SEC registered investment advisor and wealth management firm that is the largest beneficial owner of Rockwell Medical, Inc. (NASDAQ: RMTI) ("Rockwell" or the "Company"), and Mark H. Ravich, who together with their affiliates beneficially own over 6.1 million shares, or 11.9% of the Company's outstanding common stock, today announced the nomination of David S. Richmond and Mark H. Ravich for election to the Company's Board of Directors (the "Board") at the upcoming 2017 Annual Meeting of Shareholders (the "Annual Meeting").

David S. Richmond, Chairman of Richmond Brothers, Inc., and Mark H. Ravich issued the following statement:

"As long-term holders of Rockwell Medical stock, we have been disappointed time and time again by the current Board and management's repeated strategic failures and the poor corporate governance that we believe have plagued the Company for years. We have made multiple attempts over several years to engage constructively with Rockwell to discuss improvements to the Company's strategic approach, execution and corporate governance – but we have been repeatedly rebuffed. Management and the Board have proven themselves to be strongly averse to shareholder friendly actions, have failed dismally to communicate with shareholders in a transparent and constructive manner and have been unable to effectively execute on strategies that would drive shareholder value.

The fact that the Company's compensation plan was voted down by shareholders at the 2016 Annual Meeting, coupled with the nearly 11 million votes withheld from the director then running for reelection, demonstrates, in our view, shareholders' frustration. Unfortunately, management and the Board have failed to heed these signals of shareholder discontent and have persisted in running Rockwell as if it were a private company not accountable to the interests of public shareholders.

Furthermore, we believe that with the right strategy and proper execution, Rockwell has the potential to increase significantly in value, especially if its new FDA-approved iron maintenance drug Triferic becomes the standard of care iron maintenance therapy for hemodialysis patients. In our view, the market does not yet understand Triferic's opportunity worldwide for hemodialysis or the potential to develop Triferic as a platform drug for numerous other indications. Based on a model focused on just the dialysis market in the U.S. alone (i.e. not even the best case scenario), a recent analyst note from Craig-Hallum Capital Group suggests: 'On a longer term basis, if Triferic advances towards a full commercial launch, we believe that revenue can exceed $300 million given the expected ramp in Triferic and Calcitriol. Applying a 7x revenue multiple would produce a ~$42 stock price.'[1]

The following represent some of the strategic missteps and corporate governance issues that have plagued Rockwell in recent years:

- **The Company has failed to monetize its promising drug candidates.** It has now been over two years since the approval of Triferic and more than three years since the approval of Calcitriol, the Company's vitamin D drug, and Rockwell has failed to generate revenue from either. We believe this clearly calls into question management's strategy and competency to successfully build shareholder value.

  o   In the most recent example of this, in February 2017 the Company announced that once again it had failed to get FDA approval to manufacture Calcitriol (a drug that has already been approved) and would have to start that process over, which will cause a delay of at least four to six months.

  o   Furthermore, the Company has not aggressively developed opportunities for licensing Triferic throughout the world or been sufficiently proactive in developing Triferic for other indications.

- **Management has continually left investors in the dark.** Rockwell's management has been running the Company in an opaque manner that makes it extremely difficult to recognize the Company's true potential. They have never publicly defined the size of the markets of other indications for which Triferic can be used. Additionally, they have failed to put forth a plan and timeline for achieving success in these markets.

- **Rockwell has repeatedly disappointed investors with its performance.** Management has consistently disappointed its investor and analyst base through lack of performance, poor guidance and a lack of effective communications with its shareholders. A good example of this was the Q4 2015 earnings conference call during which the Company announced without any advance modification to its guidance that it effectively priced Triferic out of the market in order to seek higher reimbursement. Many analysts dropped their coverage of the Company at that time.

- **The Company has been characterized by dismal corporate governance.** Leading proxy advisory firm ISS has assigned Rockwell a QualityScore of 10, the worst possible score on a scale of 1 to 10, indicating the highest governance risks. Some of the ways in which the incumbent directors have utilized the Company's corporate machinery to insulate themselves from stockholders include the classified structure of the Board, requiring action by written consent to be unanimous unless the proposed action is pre-approved by the Board and permitting shareholders to call special meetings only upon the request of a majority of the outstanding shares. The Board's apparent attempt to insulate itself appears to be working given that out of the Company's five directors, three have been on the Board for 17 years and a fourth has been a member for more than 11 years. Meanwhile, ISS takes the position that tenure of more than nine years is considered to potentially compromise a director's independence. These, and other governance shortcomings at Rockwell, have caused ISS to recommend a WITHHOLD vote with respect to Rockwell's directors standing for reelection at its past two annual meetings.

_____

[1] Craig-Hallum Capital Group LLC Research Note dated November 8, 2016.

- **The Company suffers from poor compensation practices.** Chairman and CEO Robert Chioini's compensation is significantly above industry standards and he has been granted excessive short-dated stock options – taking advantage of the low stock price we believe he helped create – despite his poor performance. While public shareholders were significantly diluted by the Company's botched financing in 2013, Mr. Chioini has managed to more than make up for this dilution via his excessive option grants. Shareholders rightfully defeated the Company's compensation plan at the 2016 Annual Meeting – given that it lacked any merit-based structure and essentially rewarded management simply for occupying their positions – and the Company has operated without a compensation plan since May 2016.

Given this litany of issues, we believe that Rockwell is in desperate need of Board members who have the best interests of ALL of the Company's shareholders at heart and who will be responsible stewards of shareholder value. We believe fresh, independent voices at the Board level would disrupt the culture of entrenchment and inaction that has characterized the Company's governance to date and would have the potential to lead to further Board refreshment in the future. As large, long-term holders of Rockwell stock, we believe that we are very well-qualified to bring a truly shareholder-friendly perspective to the Company's Board and push for the real change that is needed at the Company.

We would also note that because the Company did not disclose which class recently-appointed director Robin L. Smith belongs to, it is unclear at this time whether one or two Board seats are up for election at the upcoming Annual Meeting. This ambiguity is yet another example of Rockwell's failure to communicate transparently with shareholders.

Our nominees are:

- **Mark H. Ravich** – Mr. Ravich currently serves as President of Tri-Star Management, Inc., a commercial real estate management and syndication company that he co-founded in 1998. He is also a director of Orchids Paper Products Company, (NYSEMKT:TIS), a national supplier of high quality consumer tissue products, where he serves as Chairman of its Governance Committee and a member of its Audit Committee. Previously, from 1990 until its sale in 1998, Mr. Ravich served as the Chief Executive Officer and a director of Universal International, Inc., a wholesale retail company, where he also led its IPO. Mr. Ravich's additional Board experience includes serving as a director on the boards of MR Instruments, Inc., and Dilon Technologies Inc., as well as a Board advisor to Scidera Inc. From 1978 to 1990, Mr. Ravich was a developer of commercial real estate where he was involved with all aspects of development, finance, construction, marketing, leasing and management of various commercial, industrial, office and multi-family real estate projects, and he currently serves as the chief manager of various real estate entities. Mr. Ravich graduated Magna Cum Laude from the Wharton School of the University of Pennsylvania with a BSE and an MBA degree with a major in finance. *We believe that Mr. Ravich's prior board experience coupled with his financial expertise will make him a valuable addition to the Board.*

- **David S. Richmond** – Mr. Richmond currently serves as the Chairman of Richmond Brothers, Inc., an SEC registered investment advisor and wealth management firm that he co-founded in 1994. At Richmond Brothers, where Mr. Richmond also previously served as President, he handles strategic planning and is responsible for client investment planning, research, investment recommendations, allocations and implementation. Mr. Richmond also served as a registered representative at various independent firms from 1992 to 2011. He is a Chartered Financial Consultant (ChFC) and a Chartered Advisor in Philanthropy (CAP), and currently serves as a director of The Lingap Children's Foundation, a 501(c)(3) organization focused on charitable efforts to help children in the Philippines. Mr. Richmond earned his Master of Science in Financial Services (MSFS) from American College and graduated with a BBA from Michigan State University. *We believe that Mr. Richmond's financial expertise and business acumen, along with his firm's position as the largest shareholder of Rockwell Medical will make him a valuable addition to the Board and a true representative of shareholders' best interests."*

About Richmond Brothers, Inc.

Richmond Brothers, Inc. is an SEC registered investment advisor and wealth management firm founded in 1994.

About Mark H. Ravich

Mark Ravich is a private investor and currently serves as President of Tri-Star Management, Inc., a commercial real estate management and syndication company that he co-founded in 1998.

Media Contact
Sloane & Company
Joe Germani / Jaimee Pavia, 212-486-9500
jgermani@sloanepr.com / jpavia@sloanepr.com


CERTAIN INFORMATION CONCERNING THE PARTICIPANTS


Richmond Brothers, Inc. ("Richmond Brothers") and Mark H. Ravich, together with the other participants named herein, intend to file a preliminary proxy statement and accompanying proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of their slate of highly-qualified director nominees at the 2017 annual meeting of shareholders of Rockwell Medical, Inc., a Michigan corporation (the "Company").

RICHMOND BROTHERS STRONGLY ADVISES ALL SHAREHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST.

The participants in the proxy solicitation are Norman J. Ravich Irrevocable Trust ("NJR Trust"), Norman and Sally Ravich Family Trust ("NSR Trust"), Alexander Coleman Ravich 1991 Irrevocable Trust ("ACR Trust"), Alyssa Danielle Ravich 1991 Irrevocable Trust ("ADR Trust"), Mark H. Ravich, Richmond Brothers, RBI Private Investment I, LLC ("RBI PI"), RBI PI Manager, LLC ("RBI Manager"), Richmond Brothers 401(k) Profit Sharing Plan ("RBI Plan"), David S. Richmond and Matthew J. Curfman.

As of the date hereof, NJR Trust beneficially owned 44,400 shares of common stock, no par value per share (the "Common Stock"). As of the date hereof, NSR Trust beneficially owned 18,500 shares of Common Stock, consisting of shares underlying certain call options. As of the date hereof, ACR Trust beneficially owned 25,000 shares of Common Stock. As of the date hereof, ADR Trust beneficially owned 25,000 shares of Common Stock. As of the date hereof, Mr. Ravich directly beneficially owned 354,750 shares of Common Stock, including 70,000 shares underlying certain call options. Mr. Ravich, as the trustee of each of NJR Trust, NSR Trust, ACR Trust and ADR Trust, may be deemed to beneficially own the 112,900 shares beneficially owned in the aggregate by such trusts. As of the date hereof, 5,183,152 shares of Common Stock were held in certain accounts managed by Richmond Brothers (the "Separately Managed Accounts"). Richmond Brothers, as the investment advisor to the Separately Managed Accounts, may be deemed to beneficially own the 5,183,152 shares held in the Separately Managed Accounts. As of the date hereof, RBI PI beneficially owned 164,841 shares of Common Stock. RBI Manager, as the manager of RBI PI, may be deemed to beneficially own the 164,841 shares owned by RBI PI. As of the date hereof, RBI Plan beneficially owned 34,087 shares of Common Stock. As of the date hereof, Mr. Richmond beneficially owned directly 176,412 shares of Common Stock. Mr. Richmond, as Chairman of Richmond Brothers, manager of RBI Manager and a trustee of RBI Plan, may also be deemed to beneficially own the 5,183,152 shares held in the Separately Managed Accounts, 164,841 shares owned by RBI PI and 34,087 Shares owned by RBI Plan. Mr. Richmond may also be deemed to beneficially own the 28,096 shares owned directly by his spouse, 147 shares owned directly by his daughter and 7 shares owned directly by his son. As of the date hereof, Mr. Curfman beneficially owned directly 40,684 shares of Common Stock. Mr. Curfman, as President of Richmond Brothers and a trustee of RBI Plan, may also be deemed to beneficially own the 5,183,152 shares held in the Separately Managed Accounts and 34,087 Shares owned by RBI Plan. Mr. Curfman may also be deemed to beneficially own the 34,385 shares owned directly by his spouse.

EXHIBIT H

PREC14A 1 a17-10221_1prec14a.htm PREC14A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:
- ☒   Preliminary Proxy Statement
- ☐   **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**
- ☐   Definitive Proxy Statement
- ☐   Definitive Additional Materials
- ☐   Soliciting Material under §240.14a-12

Rockwell Medical, Inc.
(Name of Registrant as Specified In Its Charter)

_____

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
- ☒   No fee required.
- ☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.
  - (1)   Title of each class of securities to which transaction applies:
  - (2)   Aggregate number of securities to which transaction applies:
  - (3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):
  - (4)   Proposed maximum aggregate value of transaction:
  - (5)   Total fee paid:
- ☐   Fee paid previously with preliminary materials.
- ☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
  - (1)   Amount Previously Paid:
  - (2)   Form, Schedule or Registration Statement No.:
  - (3)   Filing Party:
  - (4)   Date Filed:

ROCKWELL MEDICAL, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held [ ], 2017

To the Shareholders of Rockwell Medical, Inc.:

Notice is hereby given that the 2017 annual meeting of shareholders of Rockwell Medical, Inc. (the "Company") will be held at [ ], on [ ], 2017, at [ ], to consider and take action upon the following matters:

(1)   the election of one director for a term expiring in 2020;

(2)   a non-binding proposal to approve the compensation of the named executive officers;

(3)   a non-binding proposal to recommend the frequency of shareholder advisory votes on the compensation of the named executive officers;

(4)   a proposal to approve the 2017 Long Term Incentive Plan;

(5)   a proposal to ratify the selection of Plante & Moran, PLLC as the Company's independent registered public accounting firm for 2017; and

(6)   such other business as may properly come before the meeting or any adjournment thereof.

Only shareholders of record at the close of business on [ ], 2017 will be entitled to notice of, and to vote at, the meeting or any adjournment or postponement of the meeting.

All shareholders as of the record date are cordially invited to attend the meeting. WHETHER OR NOT YOU INTEND TO BE PRESENT, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED **WHITE** PROXY CARD IN THE STAMPED AND ADDRESSED ENVELOPE ENCLOSED FOR YOUR CONVENIENCE. Shareholders can help the Company avoid unnecessary expense and delay by promptly returning the enclosed proxy card. The business of the meeting to be acted upon by the shareholders cannot be transacted unless a majority of the outstanding common shares of the Company is represented at the meeting.

By Order of the Board of Directors,

THOMAS E. KLEMA
Secretary

Wixom, Michigan
[ ], 2017

**Important Notice Regarding the Availability of Proxy Materials for
the Annual Meeting of Shareholders to Be Held on [ ], 2017**

This proxy statement, the WHITE proxy card and the Company's 2016 Annual Report to Shareholders, which includes the Annual Report on Form 10-K, are available on the internet at http://www.rockwellmed.com/invest.htm. Directions to attend the meeting in person may be obtained by contacting Thomas E. Klema, Secretary, at (248) 960-9009. Shareholders may request a copy of the proxy statement, WHITE proxy card and 2016 Annual Report to Shareholders by sending an e-mail to invest@rockwellmed.com, calling (800) 449-3353 or by internet at http://www.rockwellmed.com.

ROCKWELL MEDICAL, INC.
30142 Wixom Road Wixom, Michigan 48393

PROXY STATEMENT
ANNUAL MEETING OF SHAREHOLDERS
[ ], 2017

INTRODUCTION

General

The annual meeting of shareholders of Rockwell Medical, Inc. will be held at [ ] on [ ], 2017, at [ ], [ ] Time, for the purposes set forth in the accompanying notice of annual meeting of shareholders. These proxy materials are first being sent or made available to shareholders on or about [ ], 2017. References in this proxy statement to the "Company," "we," "our" and "us" are references to Rockwell Medical, Inc.

It is important that your shares are represented at the annual meeting. This annual meeting will be particularly important given the stated intent of Mark H. Ravich to have his own nominee elected to the Board of Directors. The Board of Directors of Rockwell Medical, Inc. strongly urges you to reject the nominee proposed by Mr. Ravich, and to vote for the Board's nominee. Accordingly, whether or not you plan to attend the annual meeting, please sign and date the enclosed **WHITE** proxy card and return it to us. If you own your shares through a broker, bank or other nominee, please return your voting instruction form to your broker, bank or nominee, or use the electronic voting means described below to vote your shares.

The Board of Directors of the Company is soliciting these proxies. We will bear the expense of preparing, assembling, printing and mailing this proxy statement and the material used in the solicitation of proxies for the annual meeting. We have retained the firm of D.F. King & Co., Inc., specialists in proxy solicitation, to solicit proxies on its behalf from brokers, bank nominees, and other holders of its stock at an anticipated cost of $[ ] plus certain out-of-pocket expenses. D.F. King & Co., Inc. expects that approximately [ ] of its employees will assist in the solicitation. Proxies may also be solicited by our directors and employees personally, and by telephone, facsimile, or other means. No additional compensation will be paid to these individuals for proxy solicitation nor is it expected to result in more than a minimal cost to us. This proxy statement, the form of proxy and the 2016 Annual Report are being furnished to banks, brokers and other nominees who hold our common stock on behalf of beneficial owners and if asked, we will reimburse banks, brokers and other nominees for their out-of-pocket expenses in forwarding proxy materials to beneficial owners. Our expenses related to the solicitation in excess of those normally spent for an annual shareholders meeting as a result of the proxy contest and excluding salaries and wages of our regular employees and officers are expected to be approximately $[ ], of which approximately $[ ] has been spent to date. Appendix I sets forth information relating to the Company's directors, officers, and employees who are considered "participants" in our solicitation under the rules of the Securities and Exchange Commission, or SEC, by reason of their position as directors or officers, or because they may be soliciting proxies on our behalf.

Corporate Governance Highlights

Our Board of Directors carefully considers our corporate governance structure as well as corporate governance practices that it believes may be in the best interests of the Company and its shareholders. Consistent with our Board's ongoing assessment of our corporate governance practices, we recently implemented the following enhancements:

- Appointment of a **Lead Independent Director** by the independent directors of the Board. See "Election of Director - Board Leadership Structure and Risk Oversight."
- Adoption of **principles of corporate governance**. See "Election of Director — Principles of Corporate Governance."
- Formation of a **governance and nominating committee**, comprised entirely of independent directors. See "Election of Director — Meetings and Committees of the Board of Directors — Governance and Nominating Committee."
- Adoption of a **majority voting policy**. See "Election of Director — Majority Voting Policy."
- Adoption of an **anti-pledging and anti-hedging policy**. See "Compensation of Executive Officers and Directors — Compensation Discussion and Analysis."
- Adoption of a **clawback policy**. See "Compensation of Executive Officers and Directors — Compensation Discussion and Analysis."

- Approval of **director stock ownership guidelines**. See "Compensation of Executive Officers and Directors — Director Compensation."
- Approval of **management stock ownership guidelines**. See "Compensation of Executive Officers and Directors — Compensation Discussion and Analysis."

Voting Rights and Outstanding Shares

Only shareholders of record of our common stock, no par value, which we refer to as our common shares, at the close of business on [   ], 2017, the record date for the annual meeting, will be entitled to notice of, and to vote at, the annual meeting or any adjournment or postponement thereof. As of the close of business on the record date, we had 52,057,711 outstanding common shares, the only class of stock outstanding and entitled to vote. Each common share is entitled to one vote on each matter submitted for a vote at the annual meeting. The presence, in person or by proxy, of the holders of record of a majority of the outstanding common shares entitled to vote is necessary to constitute a quorum for the transaction of business at the annual meeting or any adjournment or postponement thereof. Abstentions and votes withheld from the election of the director nominee will be treated as shares present at the meeting for purposes of determining the presence of a quorum.

Valid proxies in the enclosed form which are timely returned and executed and dated in accordance with the instructions on the proxy will be voted as specified in the proxy. If no specification is made, the proxies will be voted **FOR** the election of the director-nominee listed below, **FOR** approval of the Board proposals listed in this proxy statement and **FOR** holding the "say on pay" advisory vote on executive compensation every **THREE** years.

How Do I Vote If I Am A Shareholder of Record?

You are considered a shareholder of record if your shares are registered directly in your name with our transfer agent. If you are a shareholder of record, you may vote your shares in either of the following ways:

- By signing and dating each **WHITE** proxy card you received and returning it in the envelope provided; or

- By attending the annual meeting, presenting a valid government-issued photo identification such as a driver's license or passport, and voting in person. If you vote in person at the annual meeting, you will revoke any prior proxy you may have submitted.

How Do I Vote If I Hold My Shares in Street Name?

If your shares are held in a stock brokerage account or by a bank or other nominee, then you are **not** legally a shareholder of record but, rather, are considered to own your shares in "street name" and you will need to direct your broker, bank or nominee, who is considered the shareholder of record of your shares, how to vote your shares.

If you hold your shares in street name as of the record date, the proxy statement, the 2016 annual report and a voting instruction form have been forwarded to you by your broker, bank or nominee. As the beneficial or "street name" owner, you have the right to direct your broker, bank or nominee how to vote your shares by using the voting instruction form included in the mailing. In accordance with applicable regulations, unless you provide your broker, bank or nominee with instructions on how to vote your shares, your shares will not be voted by the broker, bank or nominee on any matter listed in this proxy statement other than the proposal to ratify the Company's independent auditors for 2017. Therefore, if you want the shares you beneficially own to be voted, you should return your voting instruction form or otherwise vote your shares as set forth below.

A *street name holder* may provide instructions to their broker, bank or nominee on how to vote their shares in any of the following ways:

- By completing, signing and dating each voting instruction form received and returning it in the envelope provided; or

2

- By Internet at www.proxyvote.com and following the instructions outlined on the secure website (have the 12 digit control number available).

If you wish to attend and vote at the meeting and you are a street name holder, you must request and obtain a legal proxy or power of attorney from your bank, broker or nominee, bring it to the meeting with you and attach it to the ballot you vote at the meeting. Please follow the instructions from your bank, broker or nominee, or contact your bank, broker or nominee to request a power of attorney or other proxy authority. You will also need to present valid government-issued photo identification such as a driver's license or passport. Ballots of street name holders that are not accompanied by a legal proxy or power of attorney from the record holder of their shares will not be counted. If you follow the procedures and vote in person at the annual meeting, you will revoke any prior proxy you may have submitted.

If you are a street name holder and wish to attend the meeting but do not wish to vote at the meeting, you must present a legal proxy or power of attorney from your bank, broker or nominee or other reasonably acceptable proof that you beneficially owned your shares on the record date for the annual meeting, along with a valid government-issued photo identification such as a driver's license or passport.

Vote Required and Board Recommendation

The vote required to approve each of the proposals listed in this proxy statement other than the election of a director is a majority of the votes cast on the proposal. Abstentions and broker non-votes will not be considered votes cast and will have no effect on the outcome of the vote on these proposals. The election of the director-nominee requires a plurality of the votes cast in the election. Withheld votes and broker non-votes will not be considered votes cast and will have no effect on the election. **The Board recommends a vote FOR the director-nominee as set forth on the Company's WHITE proxy card, FOR each of the proposals listed in this proxy statement and FOR holding the "say on pay" advisory vote on executive compensation every THREE years.**

Revocability of Proxies

A shareholder giving a proxy may revoke it at any time before it is voted at the annual meeting by giving written notice of such revocation to our Secretary or by executing and delivering to the Secretary a later dated proxy. Attendance at the annual meeting by a shareholder who has given a proxy will not have the effect of revoking it unless such shareholder votes at the meeting or gives written notice of revocation to the Company's Secretary before the proxy is voted. Any written notice revoking a proxy, and any later dated proxy, must be received by the Company prior to the date of the annual meeting (unless delivered directly to the Company's Secretary at the annual meeting) and should be sent to Rockwell Medical, Inc., 30142 Wixom Road, Wixom, Michigan 48393, Attention: Thomas E. Klema, Secretary.

VOTING SECURITIES AND PRINCIPAL HOLDERS

The following table sets forth information regarding the ownership of the common shares as of the record date (unless otherwise indicated) with respect to

- each current director and nominee,
- each of the officers named in the Summary Compensation Table,
- all current directors and executive officers as a group, and
- each person known to us to be the beneficial owner of more than five percent of the common shares outstanding on the record date.

The number of shares beneficially owned is determined under rules of the SEC and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire on the record date or within 60 days thereafter through the exercise of any stock option or other right. The persons named in the table have sole voting power and sole dispositive power with respect to the common shares beneficially owned, except as otherwise noted below.

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Name of Beneficial Owner	Amount and Nature of Beneficial Ownership (a)	Percent of Class
Patrick J. Bagley (b)	547,749	1.0
Ronald D. Boyd	287,299	*
Robert L. Chioini (c)	5,230,598	9.6
Ajay Gupta	1,587,167	3.0
Kenneth L. Holt	307,629	*
Thomas E. Klema	1,495,108	2.8
Raymond D. Pratt	949,200	1.8
Robin L. Smith	9,800	*
David T. Domzalski	—	—
All directors and current executive officers as a group (8 persons)	10,414,550	18.0
Richmond Brothers, Inc. et al. (d)	6,129,461	11.8

BlackRock Inc. (e)	3,028,058	5.8

---

* Less than 1%.

(a) Includes restricted shares subject to forfeiture to us under certain circumstances and shares that may be acquired upon exercise of stock options as set forth in the table below. Also includes 202,950 shares owned by Mr. Bagley that are pledged as collateral under a standard margin loan arrangement.

Name	Restricted Shares	Option Shares
Patrick J. Bagley	24,800	319,999
Ronald D. Boyd	24,800	244,999
Robert L. Chioini	570,000	2,566,665
Ajay Gupta	233,500	1,027,000
Kenneth L. Holt	15,000	294,999
Thomas E. Klema	218,600	771,668
Raymond D. Pratt	233,500	555,000
Robin L. Smith	9,800	—
David T. Domzalski	—	—
All directors and current executive officers as a group	1,330,000	5,780,330

(b) 97,200 of these shares are owned by Mr. Bagley's spouse and 15,000 shares are owned by Bagley & Langan, PLLC, of which Mr. Bagley is the sole member. Mr. Bagley disclaims beneficial ownership of the shares owned by his spouse and Bagley & Langan, PLLC.

(c) The address for Mr. Chioini is 30142 Wixom Road, Wixom, Michigan 48393.

(d) Based on the amended Schedule 13D filed on March 23, 2017 reflecting ownership as of that date. By virtue of their Group Agreement, dated February 20, 2017, as amended, the persons and entities affirm their membership in a group under SEC Rule 13d-5(b) and the group is deemed to beneficially own all of the shares beneficially owned by the group members. The beneficial ownership of each of the group members was disclosed as follows:

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	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Total
Richmond Brothers, Inc. (1)	5,172,452		5,172,452		5,172,452
RBI Private Investment I, LLC	164,841		164,841		164,841
RBI Private Investment II, LLC	29,802		29,802		29,802
RBI PI Manager, LLC (2)	194,643		194,643		194,643
Richmond Brothers 401(k) Profit Sharing Plan	41,495		41,495		41,495
David S. Richmond (3)	371,055	5,242,197	371,055	5,242,197	5,613,252
Matthew J. Curfman (4)	40,684	5,248,332	40,684	5,248,332	5,289,016
Norman J. Ravich Irrevocable Trust	44,400		44,400		44,400
Norman and Sally Ravich Family Trust (5)	18,500		18,500		18,500
Alexander Coleman Ravich 1991 Irrevocable Trust	25,000		25,000		25,000
Alyssa Danielle Ravich 1991 Irrevocable Trust	25,000		25,000		25,000
Mark H. Ravich (6)	467,650		467,650		467,650

---

(1) Held as investment advisor to certain separately managed accounts.
(2) Includes the shares owned by RBI Private Investment I, LLC and RBI Private Investment II, LLC.
(3) Sole voting and dispositive power includes shares owned by Mr. Richmond directly and by RBI Private Investment I, LLC and RBI Private Investment II, LLC. Shared voting and dispositive power includes shares owned by Richmond Brothers, Inc., the Profit Sharing Plan, and his spouse, daughter and son.

(4) Sole voting and dispositive power includes shares owned by Mr. Curfman. Shared voting and dispositive power includes shares owned by Richmond Brothers, Inc., the Profit Sharing Plan and his spouse.

(5) Represents shares the trust has the right to acquire upon exercise of call options.

(6) Includes 284,750 shares owned by Mr. Ravich directly, 88,500 shares which he has the right to acquire upon exercise of call options and the shares owned by the four trusts.

The address for Richmond Brothers, Inc., RBI Private Investment I, LLC, RBI Private Investment II, LLC, RBI PI Manager, LLC, Richmond Brothers 401(k) Profit Sharing Plan, David S. Richmond and Matthew J. Curfman is 3568 Wildwood Avenue, Jackson, Michigan 49202. The address for Mark Ravich and the trusts is 600 South Highway 169, Suite 1660, St. Louis Park, Minnesota 55426.

(e) Based on the Schedule 13G filed by BlackRock, Inc. reporting ownership as of December 31, 2016. BlackRock, Inc. has sole dispositive power over the reported common shares and sole voting power over 2,941,284 common shares. The address for BlackRock, Inc. is 55 East 52nd Street, New York, NY 10055.

ELECTION OF DIRECTOR

Background

The Company's Restated Articles of Incorporation divide the directors into three classes, designated Class I, Class II and Class III. Each year, on a rotating basis, the terms of office of the directors in one of the three classes expire. Successors to the class of directors whose terms have expired will be elected for a three-year term. The term for Kenneth Holt, the Class II director, is expiring at the 2017 annual meeting. David Domzalski is nominated by the Board for election at the annual meeting to replace Mr. Holt. If elected, Mr. Domzalski's term will expire at the 2020 annual meeting of shareholders and upon the election and qualification of his successor. If for any reason the nominee becomes unavailable for election, the proxies solicited will be voted for a replacement nominee selected by the other directors. Management has no reason to believe that the nominee named below is not available or will not serve if elected. Officers serve as such at the pleasure of the Board of Directors. Mr. Chioini's term of office as an officer is unaffected by his term of office as a director.

Majority Voting Policy

Under our Principles of Corporate Governance, in any uncontested election, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" his or her election is expected to tender his or her resignation to the Chairman of the Board promptly following certification of the shareholder vote, which resignation shall be effective only upon acceptance by the Board of Directors. In that event, within 90 days following certification of the voting

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results on the election, the Governance and Nominating Committee will determine whether to recommend acceptance of the director's resignation and will submit such recommendation for prompt consideration by the Board, and the Board will act on the Governance and Nominating Committee's recommendation not later than its next regularly scheduled meeting following receipt of such recommendation. The Governance and Nominating Committee and the Board may consider any factors they deem relevant in deciding whether to accept a director's resignation. The Company will promptly disclose the Board's decision-making process and decision regarding whether to accept the director's resignation offer in a Current Report on Form 8-K furnished to the Securities and Exchange Commission. The director in question generally will not participate in the Governance and Nominating Committee's or the Board's considerations of the appropriateness of his or her continued service, but may otherwise remain active and engaged in all other Board-related activities, deliberations and decisions while consideration of the director's resignation is ongoing. The Majority Voting Policy will not apply at the 2017 annual meeting because the election is being contested.

Class II Nominee For Term Expiring In 2020

David Domzalski is an accomplished healthcare and pharmaceutical executive with strategic and operational experience across key functional disciplines, including commercial operations, clinical development, manufacturing and product development, corporate financing, and business development. He has extensive experience in building and restructuring commercial organizations. He has a record of achievement in new product launches and life-cycle management across multiple therapeutic classes. He has been successful in forming external partnerships and strategic alliances. Mr. Domzalski has more than 20 years of industry experience.

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Mr. Domzalski, age 50, currently serves as President of the U.S. subsidiary of Foamix Pharmaceuticals Inc., a position he has held since April 2014.　Prior to his tenure at Foamix, Mr. Domzalski was Vice President of Sales & Marketing at Leo Pharma, Inc. from 2009 to July 2013 where he led the efforts to design and build-out the U.S. commercial operations, overseeing approximately 200 employees across multiple functional areas, and successfully managing the turnaround of its psoriasis drug Taclonex® from a 2-year prescription decline to a 26% increase in prescription growth within the first year of re-launch. He was responsible for the strategic re-launch of Taclonex® Topical Suspension, which resulted in Taclonex® being reestablished as the number one brand in the category. Mr. Domzalski was the Senior Vice President and General Manager of the Women's Health & Urology division of Azur Pharma from 2008 to 2009, where he had full profit and loss responsibility for a start-up business unit.　From 2003 to 2008, he served as the Vice President of Sales & Marketing for Warner Chilcott, where he directed all commercial efforts for in-line brands focused on therapeutic areas of dermatology, women's health and urology.　His achievements at Warner Chilcott included the launch of four products within a twelve month period, including Taclonex® for psoriasis, Doryx® Tablets for acne and Loestrin 24® for women's health. He led the structural design, development and growth of the commercial team at Warner Chilcott from 150 to 500 employees.　Earlier in his career, Mr. Domzalski, held senior sales and marketing positions at Sanofi-Synthelabo, Pharmacia, Dendrite International and Parke-Davis.　Mr. Domzalski was nominated due to his extensive experience in building commercial organizations and launching products, which the Board believes will be helpful to the Company as it commercializes Triferic® globally.

THE BOARD RECOMMENDS THE FOREGOING NOMINEE FOR ELECTION AS A DIRECTOR AND URGES EACH SHAREHOLDER TO VOTE "FOR" SUCH NOMINEE ON THE ENCLOSED <u>WHITE</u> PROXY CARD.

Other Information Relating to Directors

Class I Directors

Ronald D. Boyd, age 54, has been a director since March 2000. Mr. Boyd has over 27 years of experience in the dialysis industry, including the ownership and operation of dialysis clinics and a dialysis products distribution company as well as experience in dialysis product design, product development, regulatory approval and marketing. He has also been a private investor for many years. He currently is an owner and managing partner of Southeast Acute Services, LLC and Southern Renal Administrations, LLC, which is primarily in the business of acute dialysis services, since 2001. He was a founder and Managing Partner of East Georgia Regional Dialysis Center, an outpatient, freestanding dialysis center located in southern Georgia from 2001 until 2005. He was a founder of Diatek, Inc. in 2001 where he developed, designed and holds the patent to the Cannon Cath., the first "retrograde" dual lumen dialysis catheter in the market. The company has since been sold. He was a founder and co-owner of Classic Medical, Inc., a dialysis and medical products company, and served as the Executive Vice President of Classic Medical, Inc. from its inception in November 1993 until April 2007 when he sold his interest in that company. From May 1993 to November 1993, Mr. Boyd served as a consultant for Dial Medical of Florida, Inc., a manufacturer and distributor of

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dialysis products. From 1990 to 1993, Mr. Boyd served as a Regional Sales Manager for Future Tech, Inc., a dialysis products distributor. With his extensive experience in the dialysis industry, Mr. Boyd brings to the Board entrepreneurial experience and expertise in marketing, product development and strategy. Mr. Boyd's term as a director will expire at the 2019 annual meeting of shareholders and upon the election and qualification of his successor.

Dr. Robin L. Smith, age 52, has been a director since June 2016.　Dr. Smith currently serves as the president and chairman of the board of The Stem for Life Foundation.　From June 2006 to December 2014, Dr. Smith, served as Chief Executive Officer of Caladrius Biosciences, Inc. (formerly NeoStem, Inc.). She also served as Chairman of the Board of Caladrius Biosciences, Inc. during that tenure and until December 2015. During her tenure at Caladrius, she pioneered the company's innovative business model, combining proprietary cell therapy development with a successful contract development and manufacturing organization, while leading the company's successful capital raising and acquisition efforts.　Dr. Smith's previous work experience includes serving as President and Chief Executive Officer of IP2M, a multi-platform media company specializing in healthcare, from 2000 to 2003.　She also previously held the position of Executive Vice President and Chief Medical Officer for HealthHelp, Inc., a national radiology management company, from 1998 to 2000.　Dr. Smith earned her M.D. from Yale University and her M.B.A. from the Wharton School of Business. She currently serves as chairman of the board of directors of MYnd Analytics, Inc. and serves on the board of directors of other privately owned biotech companies, hospitals and foundations. She previously served on the board of directors of Miragen Therapeutics, Inc. (formerly Signal Genetics, Inc.).　Dr. Smith was added to the Company's board due to her entrepreneurial skills and her extensive experience serving in executive and board level capacities for various medical enterprises and healthcare-based entities.　Dr. Smith's term as a director will expire at the 2019 annual meeting of shareholders and upon the election and qualification of her successor.

Class III Directors

Robert L. Chioini, age 52, is a founder of the Company, has served as our Chairman of the Board since March 2000, has served as our President and Chief Executive Officer since February 1997, has been one of our directors since our formation in October 1996 and served as President of the Company's predecessor, which he founded in January 1995. Mr. Chioini has over 20 years of operational and sales experience in the dialysis industry. Mr. Chioini, as our current Chief Executive Officer, brings to the Board extensive knowledge regarding the Company, the dialysis industry, product development, sales, marketing, operations and the current environment in which we operate, allowing him to provide critical insight into overall strategic planning, sales and marketing strategy and operational requirements. In that position, he is also able to promote the flow of information between the Board and management and provide management's perspective on issues facing the Board. Mr. Chioini's term as a director will expire at the 2018 annual meeting of shareholders and upon the election and qualification of his successor.

Patrick J. Bagley, age 52, has been a director since July 2005 and our Lead Independent Director since March 2017. Mr. Bagley is Senior Partner of the law firm Bagley and Langan, P.L.L.C. and has been a practicing attorney since 1995, with a focus on general legal matters and litigation. Since 1987, Mr. Bagley has also been a licensed insurance agent licensed and certified in property and casualty insurance as well as life, accident and health insurance. Mr. Bagley has started and managed numerous businesses, including three different national franchises of retail service businesses. In addition, since 1988, Mr. Bagley has been a licensed real estate agent, real estate developer and real estate investor. Mr. Bagley brings strong risk management skills, substantial entrepreneurial experience and keen analytical abilities to the Board. His background as a lawyer provides a valuable perspective to the Board on legal, litigation and risk management matters. Mr. Bagley's term as a director will expire at the 2018 annual meeting of shareholders and upon the election and qualification of his successor.

Background of Consent Solicitation

On March 1, 2017, the Company received notice from Mark H. Ravich and, on March 2, 2017, Mr. Ravich and others filed a Schedule 14A, in each case stating Mr. Ravich's intent to nominate each of David S. Richmond and Mark H. Ravich at the 2017 annual meeting for election to the Board of Directors. The other participants with Mr. Ravich are Richmond Brothers, Inc. ("Richmond Brothers"), Norman J. Ravich Irrevocable Trust, Norman and Sally Ravich Family Trust, Alexander Coleman Ravich 1991 Irrevocable Trust, Alyssa Danielle Ravich 1991 Irrevocable Trust, RBI Private Investment I, LLC, RBI Private Investment II, LLC, RBI PI Manager, LLC, Richmond Brothers 401(k) Profit Sharing Plan, David S. Richmond and Matthew J. Curfman (collectively, the "Richmond Brothers Group"). The Richmond Brothers Group has indicated that it will withdraw one of its nominees if only one Board position is up for election, as is the case.

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Beginning in February 2016, Mr. Richmond, Matthew J. Curfman, Richmond Brothers, RBI Private Investment I, LLC, RBI PI Manager, LLC and Richmond Brothers 401(k) Profit Sharing Plan; Mark H. Ravich, Norman J. Ravich Irrevocable Trust, Norman and Sally Ravich Family Trust, Alexander Coleman Ravich 1991 Irrevocable Trust and Alyssa Danielle Ravich 1991 Irrevocable Trust; Jay F. Joliat; and two other shareholders began communicating collectively with the Company. Specifically, on February 4, 2016, the above-referenced persons (collectively, the "Shareholder Group") sent an email communication to Robert Chioini, our Chairman and Chief Executive Officer, outlining concerns and recommendations and demands regarding the Company.

Thereafter, on February 22, 2016, the Shareholder Group sent another email communication to Mr. Chioini reiterating their concerns and demands regarding the Company.

Despite having received a lengthy email from Mr. Chioini addressing the "concerns" they had raised, on February 25, 2016, the Shareholder Group sent yet another email communication to Mr. Chioini to request a group call.

On March 4, 2016, the Shareholder Group sent another email communication to Mr. Chioini detailing their concerns and demands and requesting a conference call.

On March 14, 2016, Mr. Richmond sent an email communication to the Company in response to Mr. Chioini's offer to meet with him individually. The offer to meet individually with Mr. Richmond was based on Mr. Chioini advising Mr. Richmond that Mr. Chioini had met individually in the recent past with other members of the Shareholder Group.

On March 16, 2016, Mr. Richmond sent another email communication to Mr. Chioini, in response to Mr. Chioini renewing his offer to meet with Mr. Richmond individually.

Thereafter, on or about March 24, 2016, Mr. Chioini met with Mr. Richmond for approximately two hours at the Company's headquarters.

On April 1, 2016, Mr. Richmond sent another email communication to Mr. Chioini stating that the Shareholder Group desired to have a Board seat and would submit two to four names for the Company's consideration.

Mr. Chioini responded to the Shareholder Group indicating that the Company would consider any Board candidates they proposed. In response to Mr. Chioini's offer, Mr. Richmond sent another email communication dated April 5, 2016, reiterating his demand for a Board seat.

Thereafter, on April 9, 2016, Mr. Richmond sent an email communication to Mr. Chioini again stating his demand for a Board seat.

On April 28, 2016, Mr. Richmond sent an email communication to Mr. Chioini renewing his demand for a Board seat. Mr. Chioini responded to the email by stating that the Company would review and consider the candidates proposed by the Shareholder Group.

On May 6, 2016, Richmond Brothers filed an amended Schedule 13G disclosing its holdings of the Company's common stock and containing a certification that, "to the best of [its] knowledge and belief, the securities [disclosed as beneficially owned] were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect." This certification was made even though the Shareholder Group had engaged in the communications outlined above, and Richmond Brothers was part of those communications.

Prior to the communications from the Shareholder Group, the Company's Board of Directors had requested its consultant, Life Sci Advisors, to identify potential director candidates in the life science field who could be complementary to the current Board composition in terms of skill sets, experience and diversity. Several candidates were discussed with members of the Board. The Board reviewed their background and experience with the intent to expand the Board with directors having complementary skill sets and experience in publicly traded life science companies. Ultimately, in June 2016, the Board approved the appointment of a highly qualified new director for the Board, Dr. Robin L. Smith, M.D.

In the fall of 2016, Mr. Richmond renewed his communications with the Company. On September 19, 2016,

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Mr. Richmond emailed Mr. Chioini requesting another meeting.

On September 22, 2016, Mr. Richmond sent another email communication to Mr. Chioini complaining that he had not yet responded to the request for a joint meeting with Mr. Richmond and Mr. Ravich.

On October 3, 2016, Mr. Chioini responded to both of the recent email communications from Messrs. Richmond and Ravich. After advising them that he had been traveling and had extremely limited time to respond to their request, Mr. Chioini indicated that, given that he had met with them recently to address their purported concerns, and given the important priorities facing the Company, a further meeting was not appropriate at that time. Nonetheless, Mr. Chioini invited Messrs. Richmond and Ravich to communicate any additional concerns in writing so that he could consider a response.

Within a few hours of Mr. Chioini's communication, Mr. Richmond responded with another email communication setting forth his concerns regarding Board representation.

On October 7, 2016, Richmond Brothers filed an amended Schedule 13G regarding its holdings of the Company's common stock, again certifying that, "to the best of [its] knowledge and belief, the securities [disclosed as beneficially owned] were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect." This certification was made even though the Shareholder Group had engaged in the communications outlined above, and Richmond Brothers was part of those communications.

On February 20, 2017, the Richmond Brothers Group filed a Schedule 13D with the SEC disclosing its combined holdings and certain related information.

On March 1, 2017, Mr. Ravich delivered to the Company a Notice of Shareholder Nominations of Individuals for Election as Directors at the 2017 Annual Meeting of Shareholders of Rockwell Medical, Inc. (the "Notice"). In the Notice, Mr. Ravich notified the Company that he was purporting to nominate himself and Mr. Richmond for election to the Company's Board at the 2017 annual meeting.

Thereafter, on March 2, 2017, the Richmond Brothers Group filed with the SEC an amended Schedule 13D disclosing that they had delivered the Notice to the Company.

On March 8, 2017, the Company filed suit in the Eastern District of Michigan against Mr. Richmond, Mr. Ravich and the other members of the Shareholder Group, alleging violations of the Securities Exchange Act of 1934, and the rules promulgated thereunder.

On March 9, 2017, March 16, 2017, and March 22, 2017, the Richmond Brothers Group filed press releases regarding the lawsuit, on Schedule 14A. On March 17, 2017, the Richmond Brothers Group filed an amended Schedule 13D attaching the lawsuit complaint as an exhibit. On March 23, 2017, the Richmond Brothers Group filed an amended Schedule 13D disclosing, among other things, that RBI Private Investment II, LLC was added as a member of the Richmond Brothers Group.

Independence

Based on the absence of any material relationship between them and us, other than in their capacities as directors and shareholders, the Board of Directors has determined that each of Messrs. Bagley, Boyd, Holt and Domzalski and Dr. Smith are independent as independence is defined in the applicable Nasdaq Stock Market and SEC rules. In March 2017, Mr. Bagley was chosen by the independent directors to serve as the Lead Independent Director.

Executive Officers

The executive officers of the Company are elected or appointed annually and serve as executive officers of the Company at the pleasure of the Board of Directors. The Company's current executive officers are described below.

Robert L. Chioini's business experience is described above under "Other Information Relating to Directors - Class III Directors."

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Thomas E. Klema, CPA/MBA, age 63, has served as the Company's Vice President, Chief Financial Officer, Treasurer and Secretary since January 1999. Prior to joining the Company, Mr. Klema was employed as Vice President of Finance and Administration at a specialty products division of Whistler Corporation from 1997 to 1998 and, from 1980 to 1996, held several management positions in the areas of finance, accounting, human resources, business planning, customer service and operations, including from 1993 to 1996 as a vice president, at Diversey Corporation, a subsidiary of the Molson Companies, Ltd., until it was acquired by Unilever. Prior to 1980, Mr. Klema was employed as a certified public accountant. Mr. Klema holds both an MBA in finance and a BA in accounting from Michigan State University.

Ajay Gupta M.D., age 59, joined the Company as Chief Scientific Officer in June 2009. Before joining the Company, Dr. Gupta spent the prior seven years as an Associate Professor of Medicine at UCLA and Charles Drew University Schools of Medicine, Los Angeles, CA, where he had an active nephrology practice. Prior to that, Dr. Gupta served on the faculties of Henry Ford Hospital, Detroit, MI, University of Alabama, Birmingham, State University of New York, Syracuse and Washington University, St. Louis. Dr. Gupta also completed a clinical fellowship in Nephrology from Wayne State University, Detroit, Michigan and a research fellowship in Nephrology from Washington University, St. Louis, Missouri. Dr. Gupta, who is the Founder and Chairman of the Indian Society for Bone and Mineral Research, earned his MBBS degree and completed his residency in Internal Medicine from All India Institute of Medical Sciences, New Delhi. Dr. Gupta is the inventor of Triferic® (Ferric Pyrophosphate Citrate), our FDA-approved iron maintenance therapy drug for dialysis patients. He has filed a number of patents in the areas of drugs, medical devices and diagnostic tests.

Raymond D. Pratt M.D., age 66, joined the Company in April 2012 as its Chief Medical Officer. Prior to joining the Company, Dr. Pratt worked at Shire PLLC from 2003 to 2010 as Vice President Research and Development and as the scientific leader in its Emerging Business Unit and Renal Business Unit. Previous roles at Shire included Vice President Global Clinical Medicine and Global Clinical Affairs and head of US Clinical Development. Dr. Pratt served in a consulting role at Quintiles, a global biopharmaceutical services company, as a vice president of strategic drug development innovation from August 2011 until joining the Company, and as an industry consultant during 2011 after leaving Shire. Prior to working at Shire, he was Senior Director, Clinical Research and Development at Eisai Medical Research from 1994 to 2003, where he was head of Central Nervous System and

Internal Medicine clinical development. Dr. Pratt is a graduate of the University of Illinois College of Medicine and completed his nephrology fellowship at the Walter Reed Army Medical Center where he practiced nephrology and served as the Assistant Chief of Nephrology Services and Director of Dialysis Services from 1983 to 1985. Dr. Pratt was the recipient of a physician scientist training grant at Johns Hopkins School of Medicine and the recipient of a James Shannon New Investigator award from the NIH. He served as an Assistant Professor in the John Hopkins Department of Medicine and Nephrology from 1989 to 1993.

Meetings and Committees of the Board of Directors

During 2016, the Board of Directors held three meetings. Each director attended 100% of the total number of meetings of the Board and committees of which he or she was a member in 2016. We encourage all of our directors to attend the annual meeting of shareholders, if possible, but have no formal policy on such attendance. One director attended the 2016 annual meeting. In addition to formal Board meetings, the Board members have frequent informal discussions and conferences with management throughout the year.

Audit Committee

We have an Audit Committee comprised of Messrs. Holt, Bagley and Boyd. The Board has determined that Kenneth L. Holt, who is the Chairman of the Audit Committee, is an "audit committee financial expert," as defined by applicable SEC rules. In addition, the Board has determined that each member of the Audit Committee is independent as independence for audit committee members is defined in applicable Nasdaq Stock Market and SEC rules. During 2016, the Audit Committee held four meetings. The Board of Directors has adopted a written charter for the Audit Committee, a copy of which is posted on our website at www.rockwellmed.com. Pursuant to its charter, the purpose of the Audit Committee is to assist the Board in its oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the Company. The functions of the Audit Committee include, among other things, (1) monitoring the adequacy of the Company's internal controls; (2) engaging and overseeing the work of the registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for us, including the conduct of the annual audit and overseeing the independence of such firm; (3) overseeing our independent accountants' relationship with the Company; (4) reviewing the audited financial statements and the matters required to be discussed by Auditing Standard No. 1301 with management and the independent accountants, including their judgments about the quality of our accounting principles,

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applications and practices; (5) recommending to the Board whether the audited financial statements should be included in our Annual Report on Form 10-K; (6) reviewing with management and the independent accountants the quarterly financial information before we file our Forms 10-Q; (7) reviewing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters; (8) reviewing related party transactions required to be disclosed in our proxy statement for potential conflict of interest situations and, where appropriate, approving such transactions; and (9) monitoring with management the status of pending litigation.

Audit Committee Report

Our Audit Committee has:

- Reviewed and discussed our audited financial statements for the fiscal year ended December 31, 2016 with management;
- Discussed with our independent accountants the matters required to be discussed by Auditing Standard No. 1301, "Communications with Audit Committees" issued by the Public Company Accounting Oversight Board;
- Received the written disclosures and the letter from our independent accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence; and
- Discussed with our independent accountants the independent accountants' independence.

Based on the review and discussions described above, the Audit Committee recommended to our Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2016 as filed with the SEC.

Management is responsible for our financial reporting process, including its system of internal control, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Our independent accountants are responsible for auditing those financial statements. The Audit Committee's responsibility is to monitor and review these processes. The Audit Committee has relied, without independent verification, on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States of America and on the representations of the independent accountants included in their report on our financial statements.

By the Audit Committee:
Kenneth L. Holt
Patrick J. Bagley
Ronald D. Boyd

Compensation Committee

We have a Compensation Committee composed of Messrs. Boyd (chairman), Holt and Bagley. The Compensation Committee has a written charter setting forth the responsibilities of the Committee, a copy of which is posted on our website at www.rockwellmed.com. The charter provides that the Compensation Committee will oversee, review and approve all compensation and benefits for executive officers and make recommendations to the Board for director compensation. The Compensation Committee is also responsible for administering the stock compensation program, overseeing the development of our compensation and employee benefit plans and discharging its responsibilities under such plans, reporting to the Board on compensation policies, programs and plans, and approving other employee compensation and benefit programs where Board action is necessary or appropriate. The Compensation Committee held two meetings in 2016. Except to the extent prohibited by Nasdaq Stock Market rules and state law, the Compensation Committee may delegate its authority to subcommittees when it deems appropriate and in the best interests of the Company.

Governance and Nominating Committee

The Board formed the Governance and Nominating Committee in March 2017. The current members of the committee are Messrs. Bagley and Holt and Dr. Smith, with Mr. Bagley serving as Chair. The Governance and Nominating Committee has

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a written charter setting forth the responsibilities of the Committee, a copy of which is posted on our website at www.rockwellmed.com. The charter provides that the Governance and Nominating Committee is generally responsible for (1) oversight of the corporate governance of the Company; (2) recommending appropriate corporate governance practices; (3) identifying individuals qualified to become directors and selecting, or recommending that the Board of Directors select, the candidates for all directorships to be filled by the Board of Directors or by the shareholders; (4) oversight and review of potential risks and risk mitigation strategies; and (5) recommending appropriate risk mitigation strategies. In identifying candidates for director, the Governance and Nominating Committee will consider suggestions from incumbent directors, management or others, including shareholders. The Committee may retain the services of a consultant from time to time to identify qualified candidates for director. The Committee reviews all candidates in the same manner without regard to who suggested the candidate.

In selecting candidates, the Committee will consider all factors it believes appropriate, which may include (1) ensuring that the Board of Directors, as a whole, is diverse and consists of individuals with various and relevant career experience, technical skill, industry knowledge and experience, financial expertise, local or community ties, and (2) individual qualifications, including strength of character, mature judgment, familiarity with our business and industry, independence of thought and an ability to work collegially. Although it has no formal policy with regard to diversity, the charter states that the committee should, with respect to diversity, consider such factors as differences of viewpoint, education, skill and other individual qualities and attributes that contribute to board heterogeneity, including characteristics such as race, gender and national origin. The Committee is committed to seeking highly qualified candidates inclusive of all national origins, races and genders to include in the pool from which director nominees are chosen.

Until March 2017, our Board of Directors did not have a standing nominating committee or a nominating committee charter. Instead, the full Board of Directors, a majority of the members of which are independent (as defined under applicable Nasdaq Stock Market rules), performed the function of a nominating committee. The entire Board of Directors identified the individuals to become Board members, but the recommendation of a majority of our independent directors (by a vote without the participation of any directors who are not independent) was necessary to nominate directors to be presented for shareholder approval at the annual meeting of shareholders or to fill any vacancies.

Nominating and Advance Notice Procedures

Nominees for director that are proposed by shareholders must be proposed pursuant to timely notice in writing to our Secretary, at Rockwell Medical, Inc., 30142 Wixom Road, Wixom, Michigan 48393, as provided in our bylaws. The requirements for proposing director candidates, set forth in Section 2.5 of our bylaws, are described below.

Shareholders proposing director nominees for election at the 2018 annual meeting of shareholders must provide written notice of such intention, along with the other information required by Section 2.5 of our bylaws, to our Secretary at our principal executive offices no earlier than the close of business on [ ], 2018 and no later than the close of business on [ ], 2018. If the 2018 annual meeting date is significantly advanced or delayed from the first anniversary of the date of the 2017 annual meeting, then the notice and information must be given not later than the 90th day before the meeting or, if later, the 10th day after the first public disclosure of the date of the annual meeting. With respect to an election to be held at a special meeting of shareholders, such notice must be given in accordance with the procedures set forth in our bylaws no earlier than the close of business on the 120th day before and not later than the close of business on the 90th day before the date of such special meeting or, if later, the 10th day after the first public disclosure of the date of such special meeting. Notwithstanding the foregoing, if the number of directors to be elected is increased and there is no public disclosure regarding such increase or naming all of the nominees for director at least 100 days prior to the first anniversary of the prior year's annual meeting, then shareholder notice with regard to nomination of directors shall be considered timely if received by our Corporate Secretary no later than the tenth day following public disclosure of the increase in the number of directors to be elected. A proponent must also update the information provided in or with the notice at the times specified by our bylaws. Nominees for director pursuant to a notice which is not timely given or does not contain the information required by our bylaws or which is not delivered in compliance with the procedure set forth in our bylaws will not be considered at the shareholders meeting.

Only persons who are shareholders both as of the giving of notice and the date of the shareholders meeting and who are eligible to vote at the shareholders meeting are eligible to nominate directors. The nominating shareholder (or his qualified representative) must attend the shareholders meeting in person and present the proposed nominee in order for the proposed nominee to be considered.

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The Board of Directors has not established specific, minimum qualifications for recommended nominees or specific qualities or skills for one or more of our directors to possess. The Board of Directors uses a subjective process for identifying and evaluating candidates for nomination as a director, based on the information available to, and the subjective judgments of, the members of the Board of Directors and our then current needs. The Board does not believe there would be any difference in the manner in which it evaluates candidates based on whether the candidate is recommended by a shareholder.

Board Leadership Structure and Risk Oversight

The Board believes that Mr. Chioini, the Company's Chief Executive Officer, is best situated to serve as Chairman of the Board because he is ultimately responsible for overseeing the business operation of the Company, identifying Company priorities and opportunities, and executing the Company's strategic plan. The Board also believes having Mr. Chioini as Chairman better promotes the flow of information between management and the Board than would a chairman who was an outside director.

The small size of the Board promotes a close working relationship among all of the directors and requires all of the independent directors to be closely involved in oversight. As an additional protection to help ensure independent oversight of management, our independent directors believe it is appropriate to select one independent director to serve as a "Lead Independent Director." The Lead Independent Director serves a one-year term, which is renewable. Our Lead Independent Director is responsible for chairing executive sessions of the Board and consulting with the Chairman and Chief Executive Officer on Board agendas and other Board related topics. A more detailed description of the roles and responsibilities of our Lead Independent Director is available on our website at website at www.rockwellmed.com. Our current Lead Independent Director is Patrick Bagley, who was selected by our independent directors to serve a one-year term that commenced in March 2017.

The Board believes the combined role of Chairman and Chief Executive Officer, together with a Lead Independent Director, is appropriate and in the best interest of shareholders because it provides the appropriate balance between Company-specific expertise and independent management and risk oversight.

The Board has an active role, as a whole and also at the committee level, in overseeing management of the Company's risks. While the Board oversees the Company's risk management and establishes policies, Company management is responsible for day-to-day risk management processes. The Board and its committees administer their risk oversight function through regular, periodic reporting from and discussions with management appropriate to the nature and magnitude of the particular risk. The Audit Committee oversees management of financial risks and risks associated with conflicts of interest. The Compensation Committee oversees management of risks relating to executive compensation plans and arrangements. While each committee is responsible for evaluating certain risks and overseeing management of those risks, the entire Board is regularly informed about those risks. In addition, management's role is to evaluate and assess business risks and to inform the Board of its evaluation of such business risks periodically.

Code of Business Conduct and Ethics

Our Board of Directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including our principal executive officer, principal financial officer and principal accounting officer or controller. Our Code of Business Conduct and Ethics contains written standards that we believe are reasonably designed to deter wrongdoing and to promote:

- Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships,
- Full, fair, accurate, timely and understandable disclosure in reports and documents that we file with, or submit to, the SEC and in other public communications we make,
- Compliance with applicable governmental laws, rules and regulations,
- The prompt internal reporting of violations of the Code of Business Conduct and Ethics to the appropriate person or persons, and
- Accountability for adherence to the Code of Business Conduct and Ethics.

Our Code of Business Conduct and Ethics is posted on our website at www.rockwellmed.com and is an exhibit to our

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Annual Report on Form 10-K. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any amendments to, or a waiver from, a provision of the Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions and that relates to any element of the code of ethics definition enumerated in the applicable SEC rule by posting such information on our website at www.rockwellmed.com within four business days following the date of the amendment or waiver.

Principles of Corporate Governance

The Board has adopted and annually reviews our Principles of Corporate Governance. These governance principles, along with the charters of the Board's committees and our Articles of Incorporation and Bylaws, form the framework for the governance of the Company. These principles include principal board responsibilities, our Majority Voting Policy, Clawback Policy, Lead Independent Director Charter, the Board's policy regarding hedging and pledging, and stock ownership guidelines. The Principles of Corporate Governance, as currently in effect, are available on our website at www.rockwellmed.com through the "Investors" page.

Shareholder Communications with the Board

The Board of Directors has a process for shareholders to send communications to our Board of Directors or Audit Committee, including complaints regarding accounting, internal accounting controls or auditing matters. Communications may be sent to our Board of Directors, our Audit Committee or specific directors by regular mail to the attention of our Board of Directors, our Audit Committee or specific directors, at our principal executive offices at 30142 Wixom Road, Wixom, Michigan 48393. All of these communications will be initially reviewed by our Secretary (1) to filter out communications that the Secretary deems are not appropriate for the directors, such as communications offering to buy or sell products or services, and (2) to sort and relay the remainder (unedited) to the appropriate directors.

Related Party Transactions

Pursuant to its charter, the Audit Committee is charged with monitoring and reviewing transactions and relationships involving independence and potential conflicts of interest with respect to our directors and executive officers. To the extent any such transactions are proposed, they would be subject to approval by the Audit Committee in accordance with applicable law and the Nasdaq Stock Market rules, which require that any such transactions required to be disclosed in our proxy statement be approved by a committee of independent directors of our Board of Directors. In addition, our Code of Business Conduct and Ethics generally requires directors and employees to avoid conflicts of interest. There were no transactions since January 1, 2016, and there is no currently proposed transaction, in which the Company was or is to be a participant, the amount involved exceeded or will exceed

$120,000, and in which any director, executive officer, 5% shareholder of the Company or any immediate family member of any of such persons had or will have a direct or indirect material interest, except as described below.

Triferic® License

We are party to a license agreement, dated January 7, 2002, with Charak LLC and its owner, Dr. Ajay Gupta, for our Triferic® product that covers issued patents in the United States, the European Union and Japan, as well as patent and pending patent applications in other foreign jurisdictions. Dr. Gupta joined us as our Chief Scientific Officer in 2009. The license agreement, which was negotiated on an arm's length basis before Dr. Gupta had any employment relationship with us, continues for the duration of the underlying patents in each country. We are obligated under the license agreement to make certain milestone payments and to pay ongoing royalties upon successful introduction of the product. No royalties were accrued and payable pursuant to the license agreement for 2016. In addition to previous payments made to Dr. Gupta, the milestone payments include a payment in 2016 of $175,000 following issuance of a Medicare reimbursement code covering the product. There are no further milestone payments to be made under the license agreement.

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COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS


Compensation Discussion and Analysis

This Compensation Discussion and Analysis describes our executive compensation philosophy and the pay programs provided to our named executive officers, or NEOs for 2016. Our NEOs for 2016 were:

- Robert L. Chioini, our Chairman, President and Chief Executive Officer;
- Thomas E. Klema, our Secretary, Treasurer and Chief Financial Officer;
- Dr. Ajay Gupta, our Chief Scientific Officer; and
- Dr. Raymond D. Pratt, our Chief Medical Officer.

Executive Summary

During 2016, our Compensation Committee, which we also refer to in this section as our Committee, reviewed our executive compensation strategy and determined that, in general, the elements of our compensation program continue to align our executives' incentives with the Company's overall strategy and shareholders' interests in light of the Company's unique opportunities and challenges as a developing specialty bio-pharmaceutical company. However, in recognition of the challenges we faced in 2016 and our shareholders' decision not to approve our proposed 2016 Long-Term Incentive Plan at our 2016 annual meeting, our Committee froze our NEOs' base salaries and annual bonus targets for 2016 at their 2015 levels and did not grant any equity-based awards to our NEOs during 2016. Following the end of 2016, our Committee approved bonuses for our NEOs in the amount of 95% of base salary for our Chief Executive Officer and 30% - 40% of base salary for the other executive officers based on the progress made by our NEOs toward our business objectives during 2016. Our Committee also adopted a number of new compensation governance features beginning in 2017, which are discussed below under the heading "Changes To Our Compensation Program For 2017."

Changes To Our Compensation Program For 2017

As part of our commitment to monitor and update our pay practices, our Committee has adopted several new executive compensation governance practices for 2017:

- Management share ownership guidelines, helping to align management incentives and with the long-term interests of our shareholders
- An anti-pledging policy, ensuring that management's economic alignment through their ownership of our shares will be maintained
- An anti-hedging policy, helping to ensure that our executives remain focused on long-term value creation
- A clawback policy, reducing incentives for excessive risk-taking
- A cap on potential annual bonus payouts to encourage long-term performance
- Engagement of an independent compensation consultant to provide outside guidance to our Committee concerning our compensation levels and our compensation program design

In addition to the changes described above, our Committee intends to modify the structure of our annual bonus program for 2017 to make it less discretionary and more transparent. More details regarding our planned changes to our annual bonus program are below under the heading "Key Elements of Compensation for 2016—Bonuses."

Our Leading Pay Practices

WHAT WE DO	WHAT WE DON'T DO
☑ Engage an Independent Compensation Consultant	☒ No Excise Tax Gross-Ups
☑ Maintain Share Ownership Guidelines	☒ No Severance Benefits
☑ Maintain a Compensation Recoupment Policy	☒ No Hedging/Pledging of our Common Stock
☑ Limit Perquisites	☒ No Guaranteed Bonuses or Salary Increases
☑ Prohibit Hedging and Pledging Transactions	☒ No Liberal Definition of Change In Control in proposed 2017 Long Term Incentive Plan
☑ Have Compensation Objectives Promoting Shareholder Value	☒ No Supplemental Employee Retirement Plan (SERP)

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Compensation Oversight and Objectives

Our Committee is responsible for establishing and administering the policies governing compensation for our executive officers. Our Committee's evaluation of compensation is multi-dimensional as it considers the potential to create and build shareholder value. The Committee factors in a wide range of considerations including the balance of short and long term compensation, the opportunities and progress toward building long term shareholder value, alignment of shareholder and management interests, competitive considerations, performance, retention and progress toward achieving development objectives.

The key objectives established by our Committee for our compensation program are to:

- Attract and retain superior caliber key executive personnel;
- Motivate and reward executives who are critical to our success; and
- Provide a competitive compensation package that aligns the interests of our management with the interests of our shareholders and encourages the creation of shareholder value.

To position the Company for its development as a specialty bio-pharmaceutical company and to meet the foregoing objectives, our Committee provides the executive officers with competitive short term cash compensation in the form of salary and bonus to attract and retain key personnel. Although we did not make any equity-based awards to our NEOs in 2016, we have historically provided appropriate long-term compensation through equity-based compensation awards intended to align shareholder and management interests to motivate management to optimize shareholder value, and we intend to do so in the future if our shareholders approve a new long-term incentive plan as described below under the heading "Proposal To Approve 2017 Long Term Incentive Plan."

In setting compensation for our NEOs, our Committee relies on input from our chief executive officer regarding the individual performance of the other NEOs and its own assessment of our chief executive officer's performance in determining his pay. Our chief executive officer was not present for the deliberations or voting by the Compensation Committee on the determination of his own compensation.

In addition to considering individual performance, our Committee also takes into account our progress towards achieving company goals and, beginning in 2017, the advice of our independent compensation consultant. Historically, we have also considered the practices of our peers and market pay practice when setting compensation for our NEOs. However, we have not historically engaged in benchmarking and, in 2016, because we froze our NEOs' base salaries and annual bonus targets and did not grant any equity-based awards, our Committee did not consider data relating to peer company or market practices.

Our Committee also considers the most recent advisory shareholder vote on the compensation of our executive officers. At the time our Committee set 2016 compensation for our NEOs, the most recent advisory shareholder vote was in 2014, when our shareholders strongly supported our executive compensation practices. We are again seeking shareholder approval of our executive compensation practices at the 2017 annual meeting, and our Committee intends to consider the results of that vote in its future decisions concerning compensation for our executive officers.

Independent Compensation Consultant

Our Committee has engaged Cannae HR Solutions as its compensation consultant to provide information regarding market trends and guidance on our executive pay practices. In connection with its engagement of Cannae HR Solutions, our Committee considered Cannae HR Solutions' independence from management under the standards required by the Nasdaq listing rules. Cannae HR Solutions is directly accountable to our Committee, and currently has no business or personal relationship with any of our executive officers. Accordingly, our Committee concluded that the engagement did not raise any conflict of interest.

Key Elements of Compensation for 2016

Our compensation package for our NEOs during 2016 consisted of three key elements. These three elements, and our reasons for paying each, are described in the chart below.

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ELEMENT	FORM OF COMPENSATION	PRIMARY OBJECTIVES
Base Salary	Cash	• Help attract and retain executive talent. • Provide stable source of income. • Recognize day-to-day role and scope of responsibility.
Bonus	Cash	• Motivate high performance over the one-year performance period. • Reward individual performance. • Retain key talent.
Other Compensation	Employee benefit plans; perquisites	• Provide competitive compensation at an actual cost to the Company lower than the perceived value to the executives.

In addition to the three elements in the table above, in years prior to 2016 we generally provided appropriate long-term compensation through equity-based compensation awards intended to align shareholder and management interests to motivate management to optimize shareholder value. We intend to do so again in 2017 and future years if our shareholders approve a new long-term incentive plan as described below under the heading "Proposal To Approve 2017 Long Term Incentive Plan."

Salaries. Our Committee froze the base salaries for our NEOs in 2016 at their 2015 levels in recognition of the challenges facing our business. The salaries paid to our NEOs for 2016 are shown below in the "Salary" column of the Summary Compensation Table.

Bonuses. Our Committee believes that annual bonuses are an important tool to encourage our executive team to meet near-term strategic objectives and create value for our shareholders.

For 2016, as in past years, we set a target cash bonus level for each of our NEOs at 100% of base salary, but left the ultimate decision whether to pay bonuses, and the amount of any bonuses, to the discretion of our Committee. We have historically made annual cash bonuses discretionary to preserve our Committee's latitude to recognize achievement of business development goals and objectives, exceptional performance and value creation.

Our Committee approved a bonus to Mr. Chioini for 2016 equal to 95% of his base salary in recognition of his leadership in our effort to secure transitional add-on reimbursement for Triferic®, our lead drug, his instrumental role in cultivating customer relationships and preparing the dialysis chains to adopt Triferic®, substantial progress on international licensing of our products, including major license agreements for China and the Middle East and significant progress in clinical development of additional indications for Triferic®. Our Committee also approved bonuses for Mr. Klema and Drs. Gupta and Pratt for 2016 equal to 40%, 30% and 35% of base salary, respectively, reflecting their contributions during 2016 to business development, new product development, building our product supply network, cultivating customer relationships, and preparing the dialysis chains to pilot Triferic®. The bonuses paid to our NEOs with respect to 2016 are shown in the "Bonus" column of the Summary Compensation Table.

Our Committee intends to implement a number of changes to our annual bonus program. Under the modified program, our Committee will set one or more performance goals at the beginning of the year, and annual bonuses will be contingent on the achievement of such goals by year end. Starting in 2017, our Committee has also approved a cap on annual bonus payouts under the annual bonus program of two times base salary.

Other Compensation. The other aspects of our compensation program reflect our preference to keep operating expenses to a minimum to conserve cash resources. The Company offers a 401(k) plan for individual retirement savings opportunities available to all of our salaried employees on a non-discriminatory basis. The plan is non-contributory by the Company and we have no other pension or retirement plan or deferred compensation arrangement for our NEOs. Personal savings and assets realized from long term equity incentives are expected to be the primary sources of assets to fund post retirement income for the management team.

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The perquisites we offer our NEOs are modest, as we believe our NEOs are fairly compensated through the other parts of the compensation package. We provide long term disability insurance for the NEOs at a nominal cost. In addition, Mr. Chioini receives a vehicle allowance consistent with our historical practice since the Company's inception. The Committee believes this element helps to make his compensation package overall more competitive. The aggregate incremental costs of these benefits, to the extent they exceed $10,000 in the aggregate for each NEO, are included in the "All Other Compensation" column of the Summary Compensation Table.

Share Ownership Guidelines

In early 2017, to further align management and shareholder interests and discourage inappropriate or excessive risk-taking, our Board established formal share ownership guidelines that apply to our management team, including our NEOs. Under the guidelines, our chief executive officer, other NEOs and any vice presidents will be required to maintain the following ownership levels:

CEO	4x base salary
All other NEOs	2x base salary
Vice Presidents	1x base salary

Each covered executive has the goal of meeting the guidelines by the later of the fifth anniversary of the date the guidelines became effective or the fifth anniversary of the executive's first designation as an executive subject to the guidelines. A covered executive will be deemed to be in compliance with the guidelines if the value of shares held by the executive on any date during the calendar year equals or exceeds the applicable multiple of his or her base salary. After meeting the ownership guidelines, any subsequent decreases in the market value of shares will not be considered, as long as the executive remains at the same salary and/or title level and holds at least the same number of shares as they did when they met or exceeded the guidelines.

For purposes of the guidelines, the following securities will be counted in determining whether an executive owns the requisite number of shares: shares of common stock purchased by the executive, shares owned jointly with or separately by a member of the executive's immediate family, shares held indirectly by entities formed for the benefit of the executive or his or her immediate family members or over which the executive has the ability to influence or direct investment decisions, outstanding shares held through the Company's equity plans (other than performance shares which have not yet vested), shares issuable upon vesting of time-vested restricted share units settleable in common stock, whether vested or unvested, and shares issuable upon exercise of vested stock options assuming a net exercise of such options.

Each of our NEOs was in compliance with the share ownership requirements as of the record date for our 2017 annual meeting, due to owning the required number of shares or having more time to do so before the target date.

Anti-Hedging and Anti-Pledging Policy

Our Board has established an anti-hedging and anti-pledging policy as part of the Principles of Corporate Governance, which as of the effective date, prohibits any of our executive officers from pledging as security shares of our common stock that he or she directly or indirectly owns or from engaging in any short sale or hedging transaction. This policy does not apply to pledge arrangements entered into prior to the effective date of the policy by a current director or executive officer and in effect on the effective date. The Board is able to grant an exception to allow a stock pledge if (a) the arrangement is not a margin loan and the borrower clearly demonstrates the financial capacity to repay the loan without resort to the pledged shares, or (b) withholding taxes have become due in connection with the exercise of a stock option within 90 days of its expiration or in connection with the vesting of an equity award and the Board determines that sales by executive officers at such time would not be in the Company's or the shareholders' best interests and use of a cashless methodology involving the use of the Company's cash resources would not be in the Company's best interests.

Clawback Policy

The Board has adopted a recoupment policy applicable to our executive officers. Under the policy, in the event of a material restatement of our consolidated financial statements due to material noncompliance with any financial reporting requirement, the Board or our Committee shall, to the extent permitted by law and not impracticable, recoup compensation that is "erroneously awarded" during the three completed years (and any transition period from a change in fiscal year) prior to the date on which the Company determines that its financial statements contain a material error or the date on which the Company is ordered by a court or regulatory body to restate its financial statements. Erroneously awarded compensation is the amount of incentive based compensation received that exceeds the amount of such compensation that would have been received had it been determined based on the accounting restatement, without regard to taxes paid. The amount of erroneously awarded incentive compensation based on stock price or total shareholder return will be based on a reasonable estimate of the effect of the restatement on the stock price.

Employment Agreements and Change In Control Arrangements

Each of our NEOs is employed at will, and we have no employment, termination, severance or change in control agreements or arrangements with our NEOs at this time. We believe the equity-based awards held by the NEOs, which will vest upon a change in control, provide sufficient incentive for our executives to remain engaged should the Company in the event of a potential change in control. Our Committee may determine in the future that it is appropriate to enter into such agreements with the NEOs. The value of the accelerated vesting of equity awards for each of our NEOs upon a change in control is presented in the "Potential Payments upon Change In Control as of 2016 Fiscal Year End" table below.

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, restricts the deductibility of executive compensation paid to our chief executive officer and certain other executive officers at the end of any fiscal year to not more than $1 million in annual compensation (including gains from the exercise of certain stock option grants). Qualifying performance-based compensation, including gains from certain option exercises, is exempt from this limitation if it complies with the various conditions described in Section 162(m) and the accompanying regulations.

Our compensation program has resulted in the past, and may result in the future, in payments and awards that are subject to these restrictions on deductibility, but we do not believe the effect of these restrictions on us is material in view of our substantial net operating loss carryforwards. Our Committee may continue to deem it appropriate to exceed the individual limitation on deductibility or to make equity-based awards that will not otherwise be exempt from the limitation on deductibility to ensure that executive officers are compensated in a manner that is consistent with our best interests, the best interests of our shareholders and our executive compensation philosophy and objectives, and reserves the authority to approve non-deductible compensation in appropriate circumstances.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis contained in this proxy statement with management. Based on the Committee's review of, and the discussions with management with respect to, the Compensation Discussion and Analysis, the Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement, and in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

By the Compensation Committee:
Ronald D. Boyd
Patrick J. Bagley
Kenneth L. Holt

Summary Compensation Table

The following table sets forth the total compensation paid to or earned by our NEOs during each of the last three years.

Summary Compensation Table

Name and Principal Position	Year	Salary($)	Bonus($)(a)	Stock Awards($)(b)	Option Awards($)(c)	All Other Compensation($)(d)	Total($)
Robert L. Chioini	2016	847,584	805,205	—	—	23,759	1,676,548
Chairman and	2015	847,584	805,205	2,674,750	3,504,628	22,566	7,854,733
Chief Executive Officer	2014	706,320	635,688	2,786,000	4,363,500	20,131	8,511,639
Thomas E. Klema	2016	416,988	166,795	—	—	—	583,783
Secretary, Treasurer and	2015	416,988	166,795	1,234,500	972,252	—	2,790,535
Chief Financial Officer	2014	386,100	115,830	1,328,600	1,427,676	—	3,258,206
Dr. Ajay Gupta	2016	486,938	146,081	—	—	—	633,019
Chief Scientific Officer	2015	486,938	146,081	1,357,950	972,252	—	2,963,221
	2014	450,868	135,260	1,423,500	1,228,925	—	3,238,553
Dr. Raymond D. Pratt	2016	442,648	154,927	—	—	—	597,575
Chief Medical Officer	2015	442,648	154,927	1,357,950	972,252	—	2,927,777
	2014	409,860	131,155	1,423,500	1,228,925	—	3,193,440

(a) These bonus amounts were approved by our Committee following the year end, but constitute compensation earned for services rendered in the year shown.

(b) The amounts reported in this column represent grant date fair values of restricted stock awards computed in accordance with FASB ASC Topic 718. These restricted stock awards were valued at the closing market price on the date of grant, or $8.23 per share for the October 2015 grant, $8.88 per share for the October 2014 grant and $10.10 per share for the January 2014 grant. No stock awards were made to our NEOs during 2016.

(c) The amounts reported in this column represent grant date fair values of stock option grants made during 2015 and 2014 determined using the Black Scholes option pricing model, excluding any forfeiture reserves, in accordance with FASB ASC Topic 718. The assumptions used to determine fair value are set forth in the table below:

Year	Dividend Yield	Risk Free Rate	Volatility	Expected Life
2015	0.0%	1.5%	59%	6 years
2014	0.0%	1.9%	69%	6 years

(d) For Mr. Chioini, the amounts reported reflect payments made by the Company under its lease car program of $19,976, $18,439 and $16,004, and premiums for long-term disability insurance of $3,783, $4,127 and $4,127 in 2016, 2015 and 2014, respectively. The incremental cost to the Company of perquisites provided to the other NEOs did not exceed $10,000 and, therefore, has been excluded pursuant to applicable SEC rules.

Grants of Plan-Based Awards In 2016

None of our NEOs received non-equity incentive or equity-based awards during 2016.

Outstanding Equity Awards At 2016 Fiscal Year-End

The following table shows certain information regarding outstanding equity awards at December 31, 2016 for the NEOs.

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Outstanding Equity Awards at Fiscal Year-End

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (a)	Option Exercise Price ($)	Option Expiration Date	Number of Shares That Have Not Vested (#)(c)	Market Value of Shares That Have Not Vested ($)(b)

Robert Chioini	250,000		6.50	12/17/2017			
	75,000		6.50	4/3/2018			
	175,000		3.09	11/19/2018			
	225,000		6.74	6/18/2019			
	150,000		7.13	1/15/2020			
	100,000		5.8618	8/13/2020			
	250,000		8.47	1/11/2021			
	225,000		10.04	1/5/2022			
	25,000		8.73	6/4/2022			
	250,000		6.12	1/31/2023			
	166,666	83,334	10.10	1/13/2024			
	333,333	166,667	8.88	10/1/2024			
	258,332	516,668	8.23	10/2/2025			
						325,000	2,128,750
Thomas Klema	87,500		6.50	12/17/2017			
	40,000		3.09	11/19/2018			
	62,500		6.74	6/18/2019			
	30,000		7.13	1/15/2020			
	30,000		5.8618	8/13/2020			
	66,667		8.47	1/11/2021			
	62,500		10.04	1/5/2022			
	20,834		8.73	6/4/2022			
	100,000		6.12	1/31/2023			
	80,000	40,000	10.10	1/13/2024			
	80,000	40,000	8.88	10/1/2024			
	71,667	143,333	8.23	10/2/2025			
						150,000	982,500
Ajay Gupta	187,000		6.74	6/18/2019			
	60,000		7.13	1/15/2020			
	75,000		5.8618	8/13/2020			
	150,000		8.47	1/11/2021			
	125,000		10.04	1/5/2022			
	25,000		8.73	6/4/2022			
	150,000		6.12	1/31/2023			
	100,000	50,000	10.10	1/13/2024			
	33,333	16,667	8.88	10/1/2024			
	71,667	143,333	8.23	10/2/2025			
						165,000	1,080,750
Raymond Pratt	150,000		8.93	5/1/2022			
	150,000		6.12	1/31/2023			
	100,000	50,000	10.10	1/13/2024			
	33,333	16,667	8.88	10/1/2024			
	71,667	143,333	8.23	10/2/2025			
						165,000	1,080,750

(a) Unvested options vest in three equal annual installments beginning one year after the grant date or immediately upon death, disability or a change in control.

(b) Value was determined by multiplying the number of shares that have not vested by the closing price of our common shares as of December 31, 2016 ($6.55).

(c) Restricted shares vest on May 10, 2017 or immediately upon a change in control.

Option Exercises and Stock Vested During 2016

No options were exercised by the NEOs and no restricted stock held by NEOs became vested during 2016.

Payments Upon Termination or Change in Control

None of our NEOs has an employment contract or severance agreement in place that provides for special benefits upon retirement, resignation, or any other termination of employment. The only benefits that our executives would receive upon

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termination of employment are those provided to all salaried employees on a nondiscriminatory basis and accelerated vesting of options granted pursuant to our 2007 Long-Term Incentive Plan, or 2007 LTIP, if the NEO's termination is due to death or permanent disability.

In the event of a change in control, all unvested options granted pursuant to the 2007 LTIP become fully exercisable and all restricted stock awards will be deemed fully vested. We do not provide any additional benefits to our executives in the event of a change in control. A "change in control" is generally defined in the 2007 LTIP as any of the following events:

- If the Company consolidates with or merges into any other corporation or other entity and is not the continuing or surviving entity of such consolidation or merger;
- If the Company permits any other corporation or other entity to consolidate with or merge into the Company and the Company is the continuing or surviving entity but, in connection with such consolidation or merger, the common shares are changed into or exchanged for stock or other securities of any other corporation or other entity or cash or any other assets;
- If the Company dissolves or liquidates;
- If the Company effects a share exchange, capital reorganization or reclassification in such a way that holders of common shares shall be entitled to receive stock, securities, cash or other assets with respect to or in exchange for the common shares;
- If any one person, or more than one person acting as a group, acquires ownership of common shares possessing 35% or more of the total voting power of the common shares;
- If a majority of members on the Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or
- If there is a change in the ownership of a substantial portion of the Company's assets, which shall occur on the date that any one person, or more than one person acting as a group acquires assets from the Company that have a total gross fair market value equal to or more than 40% of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions.

The table below shows the value of the unvested equity awards that would have become vested for each NEO upon a change in control or the options that would become exercisable upon the NEO's death or disability, assuming the relevant event took place on December 31, 2016. Such values are based on the closing price of our stock on December 30, 2016, the last trading day of the year ($6.55 per share). Specifically, the value of restricted stock is calculated by multiplying such closing price by the number of unvested shares held by the NEO at year end, and the value of options is calculated by multiplying the spread between the closing market price on December 30, 2016 and the exercise price times the number of shares with respect to which the options would have become exercisable.

Potential Payments Upon Death, Disability or Change in Control as of 2016 Fiscal Year-End

Name	Benefit	Change in Control ($)	Death or Disability ($)
Robert Chioini	Value of accelerated stock options	0	0
	Value of accelerated restricted stock	2,128,750	0
	Total:	2,128,750	0
Thomas Klema	Value of accelerated stock options	0	0
	Value of accelerated restricted stock	982,500	0
	Total:	982,500	0
Ajay Gupta	Value of accelerated stock options	0	0
	Value of accelerated restricted stock	1,080,750	0
	Total:	1,080,750	0
Raymond Pratt	Value of accelerated stock options	0	0
	Value of accelerated restricted stock	1,080,750	0
	Total:	1,080,750	0

Director Compensation

In 2016, the Compensation Committee modified the standard director compensation plan to reflect a combination of

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director fees and equity compensation. The Committee modified its strategy following a review of director compensation and determined that it should include a cash component in the form of director fees and equity awards with an overall compensation target. No fees are paid for attendance at any Board or committee meetings, but the non-employee directors are reimbursed for their expenses incurred in attending Board and committee meetings in accordance with Company policy. Directors who are employed by the Company do not receive separate compensation for their service as a director.

Due to the small number of shares remaining available under the 2007 LTIP and the failure of the proposed 2016 Long Term Incentive Plan to be approved by the shareholders, we did not award any equity compensation to our directors during 2016 other than 25,000 options awarded to Dr. Smith following her appointment to the Board.

2016 Director Compensation

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (a)	Total ($)
Patrick J. Bagley	60,000	—	60,000
Ronald D. Boyd	60,000	—	60,000
Kenneth L. Holt	60,000	—	60,000
Robin L. Smith	25,000	96,595	121,595

(a) The amount in the table represents the grant date fair value of such grant determined in accordance with FASB ASC Topic 718 using the Black Scholes option pricing model, excluding any forfeiture reserves. We assumed a dividend yield of 0.0%, risk free interest rate of 1.3%, volatility of 65% and expected lives of 6 years. The following table shows the number of unexercised options and the number of shares of unvested restricted stock held by each of the non-employee directors at December 31, 2016.

Name	Options Held	Restricted Stock Held
Patrick Bagley	355,000	15,000
Ronald Boyd	280,000	15,000
Kenneth Holt	330,000	15,000
Robin Smith	25,000	—

We have stock ownership guidelines that apply to our non-employee directors. Under these guidelines, directors must meet the applicable stock ownership guidelines of the Company by the later of the fifth anniversary of when they joined the Board or the fifth anniversary of when the guidelines were adopted. The guidelines require ownership of shares of our common stock valued at one times their annual director compensation. Shares are counted toward the guideline in the same manner as described under "Compensation Discussion and Analysis — Share Ownership Guidelines."

NON-BINDING PROPOSAL TO APPROVE EXECUTIVE COMPENSATION

In accordance with Section 14A of the Securities Exchange Act and related rules of the SEC, we are providing shareholders with an opportunity to vote on an advisory or non-binding resolution to approve the compensation of our NEOs as described in this proxy statement (sometimes referred to as "say on pay"). Consistent with the advisory vote of the shareholders in 2011, the Board has determined that the opportunity for such a vote will occur at every third annual meeting of shareholders.

The Compensation Committee, comprised solely of independent directors, is responsible for our compensation policies and practices and has established a process for the review and approval of compensation programs and amounts awarded to our executive officers without encouraging excessive risk-taking. One of the key principles underlying our Compensation Committee's compensation philosophy is pay for performance. We will continue to emphasize compensation arrangements that align the financial interests of our executives with the interests of long-term shareholders. We urge you to read the section of this proxy statement entitled "Compensation of Executive Officers and Directors" for a detailed discussion of our executive compensation practices and philosophy.

The Compensation Committee believes that the policies and procedures described in that section are effective in implementing our compensation philosophy. Therefore, we ask that you indicate your support for our executive compensation policies and practices as described in the Company's Compensation Discussion and Analysis, accompanying

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tables and related narrative contained in this proxy statement by voting FOR the following resolution:

> Resolved, that the shareholders approve, on an advisory basis, the compensation paid to the Company's NEOs as disclosed in "Compensation of Executive Officers and Directors," including the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure in this proxy statement.

Your vote is advisory and so will not be binding on the Board. However, the Board and the Compensation Committee value the opinion of shareholders and expect to take into account the outcome of the vote when considering future executive compensation decisions to the extent they can determine the cause or causes of a negative vote.


NON-BINDING ADVISORY VOTE ON THE FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION


In accordance with Section 14A of the Securities Exchange Act and related rules of the SEC, shareholders of the Company also have the opportunity every six years to advise the Compensation Committee and the Board of Directors regarding how frequently to conduct the advisory vote on executive compensation, commonly known as "Say on Pay." Shareholders may indicate their preference on whether the advisory vote on executive compensation should be held every one, two or three years, or may abstain. The Company currently provides shareholders an opportunity for a "Say on Pay" voted every three years. Although the Board continues to recommend that shareholders choose to hold the "Say on Pay" vote every three years, the **WHITE** proxy card will include all four of these choices and shareholders will not be voting to approve or disapprove the Board's recommendation.

After careful consideration of the frequency alternatives, the Board continues to believe that conducting the advisory vote on executive compensation every three years is appropriate. The Board believes that holding this vote every three years will be the most effective timeframe because it will provide our Board of Directors and Compensation Committee with sufficient time to engage with our shareholders following each such vote, to understand any concerns our shareholders may have regarding our compensation policies and practices, and to implement any changes the Board deems appropriate in response to the vote results. In addition, one aspect of our executive compensation philosophy is the alignment of our executive officers' long-term interests with those of our shareholders, and a vote every three years will provide shareholders with additional time to evaluate the effectiveness of our executive compensation philosophy as it relates to our performance.

Although this advisory vote on the frequency of the "Say on Pay" vote is nonbinding, the Board will consider the outcome of the vote when determining the frequency of future advisory votes on executive compensation. The Board may decide that it is in the best interests of our shareholders and the Company to hold an advisory vote on executive compensation more or less frequently than the frequency receiving the most votes cast by our shareholders. The next "Say on Pay" advisory vote will be at the 2020 annual meeting unless the Board changes the frequency following the advisory vote on the proposal relating to the frequency of the "Say on Pay" vote.


PROPOSAL TO APPROVE 2017 LONG TERM INCENTIVE PLAN


On March 1, 2017, our Board of Directors adopted the Rockwell Medical, Inc. 2017 Long Term Incentive Plan, which we refer to as the 2017 LTIP, subject to shareholder approval at the 2017 annual meeting.

Background and Reasons for the Proposal

Our current equity-based compensation plan, the 2007 Long Term Incentive Plan, as amended, which we refer to as the 2007 LTIP, expired on April 11, 2017. Like many biopharmaceutical companies, our executive compensation tends to be heavily weighted towards at-risk equity-based awards, rather than cash-based compensation, as a means of encouraging efforts to improve the value of our common shares. It is also important for us to use equity-based compensation to attract new, top-level executives to our management team as our Company grows. Equity-based compensation is particularly appealing to management talent in the biopharma space who may be enticed to work for companies that have products with significant upside potential, such as our drug Triferic®. We have also used equity-based compensation as a means of conserving our cash resources until the Company's operations begin generating positive net cash flows. We believe that the equity compensation component of our compensation program is fundamental to the Company's success and that adoption and implementation of the 2017 LTIP is critical. We also believe that the 2017 LTIP reflects an appropriate and

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judicious use of equity for compensation purposes and is not inconsistent with equity compensation practices in the biopharmaceutical industry.

If the 2017 LTIP is not approved by shareholders, we will have no ability to use equity-based compensation to attract, motivate and retain highly qualified executive talent. As a result, we will be forced to use significantly more of our cash resources to compensate our management team and to attract new talent, diminishing the cash we have available for strategic purposes, reducing our ability to use available cash to expand our product offerings and increasing the possibility that the Company will need to raise additional equity capital to replenish its cash reserves.

Following the 2016 annual meeting of shareholders, management and the Board of Directors assessed the overall proxy process and the relatively low voting response, along with the reasons for why the 2016 Long Term Incentive Plan proposal was not approved by a narrow margin by the votes cast. The Board concluded that the number of shares reserved for issuance should be reduced to address any concerns that the amount initially reserved was too high. As a result, the Board determined to substantially reduce the number of common shares initially reserved for issuance under the 2017 LTIP. The 2017 LTIP also contains a "double trigger" change in control provision for employee grants. If our shareholders approve the 2017 LTIP, we will be able to grant awards under that plan through March 1, 2027, but only to the extent shares remain available for issuance.

We believe that the 2017 LTIP will support our ability to attract, motivate and retain key employees, directors and consultants, encourage strong performance by our executives and help us continue to align the interests of our directors and management with the interests of our shareholders. Given the importance of equity compensation to our compensation program, and our inability to use the now-expired 2007 LTIP, the Board is asking shareholders to approve the 2017 LTIP and unanimously recommends that you vote FOR the proposal to approve the 2017 LTIP.

A copy of the 2017 LTIP was filed electronically with the SEC as an appendix to this proxy statement. We suggest that you read the 2017 LTIP in its entirety for a more complete understanding of its terms.

Key Features of the 2017 LTIP

- The Compensation Committee of the Board of Directors, referred to in this section of the proxy statement as the Committee, will administer the 2017 LTIP, determine who will receive awards and determine the terms of awards subject to the restrictions in the 2017 LTIP.
- The number of shares reserved for issuance under the 2017 LTIP is 5.0 million, with an annual increase at the Committee's discretion not to exceed 4% of the outstanding shares of common stock.
- All directors and employees, as well as certain consultants, are eligible to receive awards as determined from time to time by the Committee.
- Awards may be in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and incentive awards, and may be paid in cash, stock or, in some cases, other property.
- Stock options and stock appreciation rights that are "underwater" may not be repriced without shareholder approval.
- Stock options and stock appreciation rights may not be granted with an exercise price below fair market value at the date of grant and may not be exercised more than 10 years after the grant date.
- Unless otherwise provided in the grant agreement or elsewhere, accelerated vesting of awards held by employees will occur upon a termination of employment in connection with a change in control of the Company. Vesting of awards held by directors or consultants will accelerate upon a change in control.

Vote Required

We are seeking shareholder approval of this proposal to comply with applicable rules of the Nasdaq Stock Market, to satisfy the requirements for deductibility of certain executive compensation that may be paid pursuant to the 2017 LTIP under Section 162(m) of the Code and to qualify certain potential awards as incentive stock options under Code Section 422.

Approval of the proposal to approve the 2017 LTIP requires the affirmative vote of a majority of the votes cast by the holders of common shares entitled to vote on the proposal. Abstentions and broker non-votes will not be deemed votes cast in determining approval of this proposal and will not have the effect of a vote for or against the proposal.

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The Board recommends a vote "for" the proposal to approve the 2017 Long Term Incentive Plan.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes our compensation plans, including individual compensation arrangements, under which our equity securities are authorized for issuance as of December 31, 2016:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	7,691,501	$ 7.83	545,694
Equity compensation plans not approved by security holders	—	—	—
Total	7,691,501	$ 7.83	545,694

Grants Made Under 2017 LTIP

On March 15, 2017, the Compensation Committee approved option grants to NEOs and directors as of March 21, 2017 that are contingent upon shareholder approval of this proposal to approve the 2017 LTIP. The options have an exercise price of $5.70, the fair market value on March 21, 2017, and have the terms summarized below. The contingent grants are set forth in the table below:


NEW PLAN BENEFITS


Name and Position	Number of Options
Robert Chioini	775,000
Thomas Klema	215,000
Ajay Gupta	215,000
Raymond Pratt	215,000
All executive officers as a group	1,420,000
All directors who are not executive officers as a group	105,000
All other employees as a group	—

The options fully vest upon the earliest to occur of any of the following performance conditions: (a) reported net sales of the Company in any four consecutive calendar quarters equals or exceeds $100,000,000, (b) the market capitalization of the Company is greater than $600,000,000 for ten consecutive trading days, and (c) one year following the date the Centers for Medicare & Medicaid Services assign the Company transitional add on reimbursement payment status for the drug product, Triferic®. If the vesting date occurs during a trading blackout period, vesting will be delayed until the second day after the blackout trading period is no longer in effect. Options granted to the non-employee directors would also fully vest immediately upon a "change in control" while options granted to the executive officers would vest upon a "change in control termination". All options would also vest upon the death or disability of the holder. The Compensation Committee has the right to accelerate vesting or extend the time for exercise until not later than the end of the 10 year term.

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The grantee may pay the exercise price in cash or using a variety of cashless methods. The stock options will expire 10 years after the grant date and will immediately terminate to the extent not yet exercisable if the grantee's employment with us is terminated for any reason other than death or disability. If the grantee's employment is terminated other than due to death or disability on or after the date the options first become exercisable, then the grantee has the right to exercise the option for three months after termination of employment to the extent exercisable on the date of termination. If the grantee's employment terminates due to death or disability, the grantee or the grantee's estate has the right to exercise the option at any time during the remaining term to the extent it was not previously exercised. The option agreement also provides that options issued to the grantee may not be transferred by the grantee except pursuant to a will or the applicable laws of descent and distribution or transfers to which the Compensation Committee has given prior written consent. Until the issuance of common shares pursuant to the exercise of stock options, holders of stock options have no rights as shareholders

If the proposal to approve the 2017 LTIP is approved, any other future benefits or amounts that would be received under the 2017 LTIP are discretionary and are therefore not determinable at this time. While additional awards may be made during 2017, no specific awards are planned or contemplated under the 2017 LTIP at this time.

Description of the 2017 LTIP

Shares Subject to the 2017 LTIP

We have reserved an aggregate of 5,000,000 shares of our common stock to be awarded under the 2017 LTIP. Up to 1,000,000 of these shares may be granted as incentive stock options under Code Section 422. The reserve of shares of common stock to be awarded under the 2017 LTIP will automatically increase on January 1 of each year for a period of not more than ten years, commencing with January 1, 2018, in an amount equal to the lesser of (i) four percent of the total number of shares of common stock outstanding on December 31 of the preceding calendar year, and (ii) such number of shares of common stock (if any) as the Committee may earlier designate in writing. The 2017 LTIP includes a provision that none of the following may be added back to the plan limit for future awards: (i) the full number of shares not issued or delivered as a result of the net settlement of an outstanding option, stock appreciation right or restricted stock unit, regardless of the number of shares actually used to make such settlement; (ii) shares used to pay the exercise price or for settlement of any award; (iii) shares used to satisfy withholding taxes related to the vesting, exercise or settlement of any award; (iv) shares repurchased on the open market by the Company with the proceeds of the option exercise price; and (v) outstanding shares subject to a restricted stock award or performance share awards that have been forfeited. If any shares awarded under the 2017 LTIP are forfeited, cancelled, expire or otherwise terminate without issuance of such shares, the underlying common shares become available again under the 2017 LTIP and are not counted against the other grant limitations described above. To prevent dilution or enlargement of the rights of participants under the 2017 LTIP, appropriate adjustments will be made by the Committee if any change is made to our outstanding common shares by reason of any merger, statutory share exchange, reorganization, consolidation, recapitalization, dividend or distribution, stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting our common stock or its value.

Participants

All employees, directors and certain consultants who are selected by the Committee in its sole discretion from time to time are eligible to participate in the 2017 LTIP. Approximately 300 employees, 4 non-employee directors and 3 consultants would be eligible to participate in the 2017 LTIP if it were currently in place. The Committee may condition the grant of an award to an individual under the 2017 LTIP by requiring that the individual become an employee, director or consultant; provided, however, that the award is deemed granted as of the date that the individual becomes an employee, director or consultant.

Administration

The 2017 LTIP will be administered by the Committee, or any other committee or sub-committee of the Board designated by the Board from time to time. The Committee has the power to select participants who will receive awards, to make awards under the 2017 LTIP, to determine the terms and conditions of awards (subject to the limitations in the 2017 LTIP) and to determine whether such terms and conditions have been satisfied. The Committee also has broad power to, among other things, interpret the terms of the 2017 LTIP and establish rules and regulations for the administration of the 2017 LTIP. In the case of awards designated as awards under Section 162(m) of the Code, the Committee's power to take certain actions will be limited by Section 162(m).

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Except in connection with certain corporate transactions involving a change in control, the Committee and the Board are not permitted to cancel outstanding options or stock appreciation rights and grant new awards as substitutes under the 2017 LTIP, amend outstanding options or stock appreciation rights to reduce the exercise price below the fair market value of the common shares on the original grant date or exchange outstanding options or stock appreciation rights for cash or other awards if the exercise price per share of such options or stock appreciation rights is greater than the fair market value per share as of the date of exchange, in each case without shareholder approval.

Types of Plan Awards and Limits

The Committee may grant stock options, stock appreciation rights, restricted stock, restricted stock units and performance- based cash or stock awards under the 2017 LTIP. The terms of each award will be set forth in a written agreement with the recipient.

Stock Options. The Committee may grant incentive stock options and nonqualified stock options. No option may be exercised after the tenth anniversary of the date the option was granted. The exercise price of any option granted under the 2017 LTIP may not be less than the fair market value of our common shares on the grant date. As of the record date, the closing sale price per share of our common shares was $[ ]. Payment upon exercise may be made (1) by cash or check, (2) by tendering shares of common stock to the Company, which are withheld from the shares that would otherwise be issued upon exercise of the option being exercised or are freely owned and held by the participant, (3) pursuant to a broker assisted cashless exercise, (4) by delivery of other consideration approved by the Committee with a fair market value equal to the exercise price or (5) by other means determined by the Committee. A payment method involving delivery or withholding of common shares may not be used if it would violate applicable law or would result in adverse accounting consequences for the Company. Options constituting incentive stock options may be granted only to employees of the Company and are subject to additional limitations imposed by the Code.

Stock Appreciation Rights. The Committee may grant stock appreciation rights pursuant to such terms and conditions as the Committee determines. No stock appreciation right may be granted with a term of more than ten years from the grant date. The exercise price may not be less than the fair market value of the common shares on the grant date. Upon exercise of a stock appreciation right, the participant will have the right to receive the excess of the aggregate fair market value of the underlying shares on the exercise date over the aggregate exercise price for the portion of the right being exercised, payable by the Company in cash or common shares.

Restricted Stock and Restricted Stock Units. The Committee may grant shares of restricted stock and restricted stock units pursuant to such terms and conditions as the Committee determines. The restricted stock and restricted stock units will be subject to such restrictions on transferability and alienation and other restrictions as the Committee may impose. The Committee may require payment of consideration for restricted stock granted under the 2017 LTIP, which payment may be made by the same methods permitted for stock option exercises discussed above as specified in the grant agreement. Recipients of issued and outstanding restricted stock otherwise have the same rights as other shareholders, including all voting and dividend rights. Recipients of restricted stock units may receive dividend equivalent rights at the Committee's discretion. Restricted stock units are payable in common stock or cash as of the vesting date and must be paid no later than two and a half months after the end of the year in which the vesting date occurs in accordance with applicable tax rules.

Performance Awards. The Committee may grant performance awards on terms and conditions that the Committee determines. Performance awards consist of the right to receive cash, common shares or other property. The written agreement for each grant will specify the performance goals, the period over which the goals are to be attained, the payment schedule if the goals are attained and other terms as the Committee determines. In the case of performance shares, the participant will have the right to receive legended stock certificates subject to restrictions on transferability (or the shares may be issued in equivalent book value form). To the extent these shares are issued and outstanding, a participant will be entitled to vote those shares prior to satisfaction of the performance goals, and any dividends received may be (1) reinvested in additional performance shares, subject to the same goals and restrictions as the underlying award, (2) payable in cash upon satisfaction of the performance goals, subject to the same goals and restrictions as the underlying award, or (3) a combination thereof. In the case of performance units, the participant will receive an agreement that specifies the performance goals that must be satisfied prior to the Company issuing payment, which may be cash, common shares or other property. Recipients of performance units may receive dividend equivalent rights at the Committee's discretion. Performance awards must be paid no later than two and a half months after the end of the year in which vesting occurs in accordance with applicable tax rules.

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Incentive Awards. The Committee may grant incentive awards on terms and conditions that the Committee determines. The determination for granting incentive awards may be based on the attainment of performance levels of the Company as established by the Committee. Incentive awards will be paid in cash, common shares or other property and will be based upon a percentage of the participant's base salary for the fiscal year, a fixed dollar amount or some other formula determined by the Committee. Payments will be made within two and a half months after the end of the fiscal year in which the award is no longer subject to a substantial risk of forfeiture, but only after the Committee determines that the performance goals were attained.

Code Section 162(m) Performance Measure Awards. Options and stock appreciation rights granted to employees under the 2017 LTIP are intended to satisfy the requirements of Code Section 162(m) and are deemed to have been designated by the Committee as Code Section 162(m) awards unless the award agreement specifies otherwise. Any other award granted to an employee participating in the 2017 LTIP vesting for which is based on one or more of the performance criteria in the 2017 LTIP and that complies with certain additional requirements intended to satisfy the exemption for performance-based compensation under Section 162(m) shall be deemed to have been designated by the Committee as a Code Section 162(m) award unless the grant agreement specifies otherwise.

The performance criteria will be one or more of the following objective performance goals, either individually, alternatively or in any combination, applied to either the Company as a whole or to a subsidiary, either individually, alternatively, or in any combination, and measured over a designated performance period, in each case as specified by the Committee in the grant agreement: earnings (as measured by net income, gross profit, operating income, operating income before interest, EBIT, EBITA, EBITDA, pretax income, or cash earnings, or earnings as adjusted by excluding one or more components of earnings, including each of the above on a per share and/or segment basis); sales/net sales; return on net sales (as measured by net income, gross profit, operating income, operating income before interest, EBIT, EBITA, EBITDA, pre-tax income, operating cash flow or cash earnings as a percentage of net sales); sales growth; gross profit margins; cash flow; operating cash flow; free cash flow; discounted cash flow; working capital; market capitalization; cash return on investment; return on capital; return on cost of capital; shareholder value; return on equity; total shareholder return; return on investment; economic value added; return on assets/net assets; stock trading multiples (as measured against investment, net income, gross profit, operating income, operating income before interest, EBIT, EBITA, EBITDA, pre-tax income, cash earnings or operating cash flow); stock price; total stock market capitalization; attainment of strategic or operational initiatives; and achievement of operational goals, including but not limited to obtaining FDA approval to market new products, obtaining reimbursement status or add-on reimbursement status from the Centers for Medicare & Medicaid Services, development of new markets or market segments, implementation of infrastructure improvements and increasing the Company's portfolio of intellectual property.

Subject to the adjustment provisions described above, with respect to awards designated or deemed designated as Code Section 162(m) awards, the 2017 LTIP limits grants to any one employee participant in any one fiscal year to 600,000 options, 600,000 stock appreciation rights, 400,000 restricted shares, 400,000 restricted stock units, 200,000 performance awards and 200,000 incentive awards. The 2017 LTIP further limits, with respect to awards designated or deemed designated as Code 162(m) awards, the dollar value payable to any one participant in any one fiscal year on restricted stock units, performance awards or incentive awards valued in property other than common shares to the lesser of $2 million or four times the participant's base salary in the fiscal year. These limitations are included for the sole purpose of qualifying the compensation for the exemption from the $1 million cap on deductibility under Section 162(m) of the Code and do not apply to the extent the Committee determines not to structure the grant to comply with the exemption.

Termination of Employment or Services

Options and Stock Appreciation Rights. Unless otherwise provided in the related grant agreement, if a participant's employment or services are terminated for any reason prior to the date that an option or stock appreciation right becomes vested, the right to exercise the option or stock appreciation right terminates and all rights cease unless otherwise provided in the grant agreement. If an option or stock appreciation right becomes vested prior to termination of employment or services for any reason other than the participant's death or disability, then the participant has the right to exercise the option or stock appreciation right to the extent it was exercisable upon termination before the earlier of three months after termination or the expiration of the option or stock appreciation right unless otherwise provided in the related grant agreement. If termination is due to the participant's death or disability, then the participant or his or her estate may exercise the option or stock appreciation right to the extent it was exercisable upon termination until its expiration date, subject to any limitations in the grant agreement. The Committee may, in its discretion, accelerate the participant's right to exercise an option or stock

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appreciation right, or extend the term of the option or stock appreciation right, subject to any other limitations.

Restricted Stock, Restricted Stock Units, Performance Awards and Incentive Awards. Unless otherwise provided in the related grant agreement, if a participant terminates employment or services for any reason, any portion of a restricted stock award, restricted stock unit award, performance award or incentive award that is not yet vested is generally forfeited to the Company (subject to a refund by the Company of any purchase price paid by the participant). Subject to Code Section 409A, the Committee may also waive or change the remaining conditions, goals or restrictions, or add additional conditions, goals or restrictions, with respect to such award except for restrictions on a Code Section 162(m) award. The Committee may, for Code Section 162(m) awards, provide that upon the participant's termination of employment prior to vesting due to death, disability or a change in control termination, that the award shall be deemed to have been vested on the terms determined by the Committee.

Limitations on Transfer of Awards

In general, no award under the 2017 LTIP is transferable other than by will or the laws of descent and distribution. Stock options and stock appreciation rights may only be exercised by the participant during his or her lifetime. However, a participant may assign or transfer an award, other than an incentive stock option, with the consent of the Committee. All common shares subject to an award will contain a legend restricting the transferability of the shares pursuant to the terms of the 2017 LTIP, which can be removed when the restrictions have terminated, lapsed or been satisfied. If the shares are issued in book entry form, a notation to the same restrictive effect as the legend will be placed on the transfer agent's books.

Termination and Amendment

No new awards may be granted under the 2017 LTIP on or after March 1, 2027. The Board may terminate or amend the 2017 LTIP or the granting of any awards under the 2017 LTIP at any time and the Committee may amend the terms of outstanding awards, but shareholder approval will be required for any amendment that materially increases benefits under the 2017 LTIP, increases the common shares available under the 2017 LTIP (except pursuant to the adjustment provisions of the 2017 LTIP), changes the eligibility provisions or modifies the 2017 LTIP in a manner requiring shareholder approval under any applicable stock exchange rule. An amendment to the 2017 LTIP will not, without the consent of the participant, materially and adversely affect the participant's outstanding awards except to qualify the awards for exemption under Section 409A of the Code, bring the 2017 LTIP into compliance with Section 409A of the Code, or as provided in the grant agreement.

Change in Control of the Company

Awards under the 2017 LTIP are generally subject to special provisions upon the occurrence of a change in control transaction of the kind described in the 2017 LTIP. Unless otherwise provided in the grant agreement or elsewhere, upon a "change in control termination" for employee participants and upon a change in control transaction for other participants, (i) all outstanding options or stock appreciation rights immediately become fully vested and exercisable; (ii) any restriction period on any common shares immediately lapse and the shares become freely transferable; (iii) all performance goals are deemed to have been satisfied and any restrictions on any performance award immediately lapse and the awards become immediately payable; (iv) all performance measures are deemed to have been satisfied for any outstanding incentive award, which immediately become payable. The Committee may determine that upon a change in control, any outstanding option or stock appreciation right be cancelled in exchange for payment in cash, stock or other property for each vested share in an amount equal to the excess of the fair market value of the consideration to be paid in the change in control transaction over the exercise price.

Change in Control is defined in the 2017 LTIP to mean any of the following events:

- A merger or consolidation with another entity that is not controlled by the Company and the Company is not the surviving corporation;
- A merger or consolidation with another entity that is not controlled by the Company and the Company is the surviving corporation but its common shares are exchanged for cash, assets or securities of another entity;
- A dissolution or liquidation of the Company;

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- A share exchange, reorganization or reclassification involving the Company resulting in holders of its common shares being entitled to receive stock, securities, cash or other assets with respect to or in exchange for their common shares of the Company and either (a) a majority of the Company's Board members are replaced following the transaction or (b) neither the Company's common shares or any securities received in the transaction are registered under Section 12 of the Securities Exchange Act of 1934 following the termination;
- If any person, entity or group acquires (or has acquired during the 12 month period ending on the date of the most recent acquisition by such person, entity or group) ownership of the common shares possessing 35% or more of the total voting power;
- If a majority of the members of the Company's Board are replaced during any 12 month period by directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; and
- Certain changes in ownership of a substantial portion of the Company's assets.

Change in Control Termination is defined in the 2017 LTIP to mean a termination of an employee participant's employment by the Company without "cause" or, if the employee is a party to a written employment agreement with the Company, by the employee for "good reason" (as defined in such agreement as in effect from time to time), which termination occurs after:

- the execution of an agreement to which the Company is a party pursuant to which a Change in Control has occurred or will occur (upon consummation of the transactions contemplated by such agreement) but, if a Change in Control has occurred pursuant thereto, not more than two years after such Change in Control, and if a Change in Control has not yet occurred pursuant thereto, while such agreement remains executory; or
- (ii) the occurrence of a Change in Control not pursuant to an agreement with the Company, but not more than two years thereafter.

United States Federal Income Tax Consequences

The following discussion is a summary of the federal income tax consequences relating to the grant and exercise of awards under the 2017 LTIP and the subsequent sale of common shares that will be acquired under the 2017 LTIP. Federal income tax laws and regulations are technical in nature and their application may vary in individual circumstances.

Nonqualified Stock Options

There will be no federal income tax consequences to a participant or to the Company upon the grant of a nonqualified stock option. When the participant exercises a nonqualified option, he or she will recognize ordinary income in an amount equal to the excess of the fair market value of the option shares on the date of exercise over the exercise price, and we will be allowed a corresponding tax deduction subject to any applicable limitations under Section 162(m) of the Code. Any gain that a participant realizes when the participant later sells or disposes of the option shares will be short-term or long-term capital gain, depending on how long the participant held the shares.

Incentive Stock Options

There will be no federal income tax consequences to a participant or to the Company upon the grant of an incentive stock option. If the participant holds the option shares for the required holding period of at least two years after the date the option was granted and one year after exercise of the option, the difference between the exercise price and the amount realized upon sale or disposition of the option shares will be long-term capital gain or loss, and we will not be entitled to a federal income tax deduction. If the participant disposes of the option shares in a sale, exchange, or other disqualifying disposition before the required holding period ends, the participant will recognize taxable ordinary income in an amount equal to the difference between the exercise price and the lesser of the fair market value of the shares on the date of exercise or the disposition price, and we will be allowed a federal income tax deduction equal to such amount, subject to any applicable limitations under Section 162(m) of the Code. Any amount received by the participant in excess of the fair market value on the exercise date will be taxed to the participant as capital gain, and we will receive no corresponding deduction. While the exercise of an incentive stock option does not result in current taxable income, the excess of the fair market value of the option shares at the time of exercise over the exercise price will be a tax preference item that could subject a participant to alternative minimum tax in the year of exercise.

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Stock Appreciation Rights

The participant will not recognize income, and we will not be allowed a tax deduction, at the time a stock appreciation right is granted. When the participant exercises the stock appreciation right, the cash or fair market value of any common shares received will be taxable to the participant as ordinary income, and we will be allowed a federal income tax deduction equal to such amount, subject to any applicable limitations under Section 162(m) of the Code.

Restricted Stock Awards

Unless a participant makes an election to accelerate recognition of income to the grant date as described below, the participant will not recognize income, and we will not be allowed a tax deduction, at the time a restricted stock award is granted. When the restrictions lapse, the participant will recognize ordinary income equal to the fair market value of the common shares as of that date, less any amount paid for the stock, and we will be allowed a corresponding tax deduction, subject to any applicable limitations under Section 162(m) of the Code. Any future appreciation in the stock will be taxable to the participant at capital gains rates upon disposition of the shares.

If the participant files an election under Section 83(b) of the Code within 30 days after the grant date, the participant will recognize ordinary income as of the grant date equal to the fair market value of the stock as of that date, less any amount paid for the stock, and we will be allowed a corresponding tax deduction at that time, subject to any applicable limitations under Section 162(m) of the Code. Any future appreciation in the stock will be taxable to the participant at capital gains rates upon disposition of the shares. However, if the stock is later forfeited, such participant will not be able to recover the tax previously paid pursuant to the Section 83(b) election.

Restricted Stock Unit Awards, Performance Awards and Incentive Awards

A participant will not recognize income, and we will not be allowed a tax deduction, at the time a restricted stock unit award, performance award or incentive award is granted. When a participant receives payment under any such award, the amount of cash received and the fair market value of any shares of stock received will be ordinary income to the participant, and we will be allowed a corresponding tax deduction at that time, subject to any applicable limitations under Section 162(m) of the Code.

Code Section 409A

Section 409A of the Code has implications that affect traditional deferred compensation plans, as well as certain equity-based awards. Section 409A requires compliance with specific rules regarding the timing of exercise or settlement of equity-based awards. Individuals who hold awards are subject to the following penalties if the terms of such awards are not exempted from or do not comply with the requirements of Section 409A: (i) appreciation is includible in the participant's gross income for tax purposes once the awards are no longer subject to a "substantial risk of forfeiture" (e.g., upon vesting), (ii) the participant is required to pay interest at the IRS underpayment rate plus one percentage point commencing on the date an award subject to Section 409A is no longer subject to a substantial risk of forfeiture, and (iii) the participant incurs a 20% penalty tax on the amount required to be included in income. The 2017 LTIP and the awards granted thereunder are intended to be exempt from or conform to the requirements of Section 409A.

PROPOSAL TO RATIFY SELECTION OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2017

Proposal to Ratify Selection of Auditors for 2017

The Audit Committee of our Board of Directors has engaged Plante & Moran, PLLC as our independent registered public accounting firm for the fiscal year ending December 31, 2017, and is seeking ratification of such selection by our shareholders at the annual meeting. Plante & Moran, PLLC has audited our financial statements since 1998. Representatives of Plante & Moran, PLLC are expected to be present at the annual meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Neither our Bylaws nor other governing documents or law require ratification of the selection of our independent registered public accounting firm. However, the Audit Committee is submitting its selection of Plante & Moran, PLLC to our

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shareholders for ratification as a matter of good corporate practice and to help ensure that we will have the necessary quorum at our annual meeting. If our shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain Plante & Moran, PLLC. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the best interests of the Company and our shareholders.

Independent Accountants

The following table presents aggregate fees billed for each of the years ended December 31, 2016 and 2015 for professional services rendered by Plante & Moran, PLLC in the following categories:

	2016	2015
Audit Fees (a)	$ 236,511	$ 214,724
Audit-Related Fees (b)	30,200	13,560
Tax Fees (c)	93,275	126,153
All Other Fees	—	—

(a) Consists of fees for the audit of our annual financial statements, review of our Form 10-K, review of our quarterly financial statements included in our Forms 10-Q, services provided in connection with our proxy statement and services in connection with other regulatory filings, including our registration statements filed with the SEC under the Securities Act of 1933 and our recent equity financing. Fees also include work in connection with Plante & Moran, PLLC's audit of our internal control over financial reporting.

(b) Represents consultation on financial accounting and reporting matters.

(c) Consists of tax return preparation and consulting fees.

The Audit Committee of the Board does not consider the provision of the services described above by Plante & Moran, PLLC to be incompatible with the maintenance of Plante & Moran, PLLC's independence.

Before Plante & Moran, PLLC is engaged by us to render audit or non-audit services, the engagement is approved by our Audit Committee. All of the services performed by Plante & Moran, PLLC for the Company during 2016 were pre-approved by the Audit Committee.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than ten percent shareholders are required by regulation of the SEC to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of the Forms 3, 4 and 5 and any amendments thereto received by us, or written representations from certain reporting persons that no Forms 5 were required for those persons, we believe that, since January 1, 2016, our officers and directors and persons who own more than ten percent of a registered class of our equity securities have timely complied with all filing requirements under Section 16(a) of the Exchange Act except that Mr. Holt, a director, filed a late Form 4 disclosing two late transactions.

OTHER MATTERS

Annual Report

A copy of the Annual Report to Shareholders for the year ended December 31, 2016, which includes our Annual Report Form 10-K, accompanies this proxy statement. We have filed an Annual Report on Form 10-K with the SEC. We will provide, without charge, to each person being solicited by this proxy statement, upon the written request of any such person, a copy of our Annual Report on Form 10-K for the year ended December 31, 2016. All such requests should be directed to

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Investor Relations, Rockwell Medical, Inc., 30142 Wixom Road, Wixom, Michigan 48393.

Shareholder Proposals

Any proposal by a shareholder of the Company to be considered for inclusion in the proxy statement for the 2018 annual meeting must be received by Thomas E. Klema, our Secretary, by the close of business on [ ], 2017. Such proposals should be addressed to him at our principal executive offices and should satisfy the informational requirements applicable to shareholder proposals contained in the relevant SEC rules. If the date for the 2018 annual meeting is significantly different than the first anniversary of the 2017 annual meeting, Rule 14a-8 of the SEC provides for an adjustment to the notice period described above.

For shareholder proposals not sought to be included in our proxy statement, Section 2.5 of our bylaws provides that, in order to be properly brought before the 2018 annual meeting, written notice of such proposal, along with the information required by Section 2.5, must be received by our Secretary at our principal executive offices no earlier than the close of business on [ ], 2018 and no later than [ ], 2018. If the 2018 annual meeting date has been significantly advanced or delayed from the first anniversary of the date of the 2017 annual meeting, then notice of such proposal must be given not later than the 90th day before the meeting or, if later, the 10th day after the first public disclosure of the date of the annual meeting. A proponent must also update the information provided in or with the notice at the times specified in our bylaws.

Only persons who are shareholders both as of the giving of notice and the date of the shareholders meeting and who are eligible to vote at the shareholders meeting are eligible to propose business to be brought before a shareholders meeting. The proposing shareholder (or the shareholder's qualified representative) must attend the shareholders meeting in person and present the proposed business in order for the proposed business to be considered.

Householding

We have adopted a procedure approved by the SEC called "householding." Under this procedure, certain shareholders of record who have the same address and last name will receive only one copy of our notice of annual meeting of shareholders, proxy statement, and accompanying documents, unless one or more of these shareholders notifies us that they wish to continue receiving individual copies. This procedure is intended to reduce our printing costs and postage fees.

Shareholders who participate in householding will continue to receive separate proxy cards. Also, householding will not in any way affect other mailings.

If you are eligible for householding, but you and other shareholders of record with whom you share an address currently receive multiple copies of the notice of annual meeting of shareholders, proxy statement and accompanying documents, or if you hold common shares in more than one account, and in either case you wish to receive only a single copy of each of these documents for your household, please contact the Company's Secretary at 30142 Wixom Road, Wixom, Michigan 48393, or by telephone at (248) 960-9009.

If you participate in householding and wish to receive a separate copy of the notice of annual meeting of shareholders, proxy statement and the accompanying documents, or if you do not wish to participate in householding and prefer to receive separate copies of these documents in the future, please contact the Company's Secretary as indicated above.

Beneficial owners can request information about householding from their banks, brokers or other holders of record.

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Other Business

Neither we nor the members of our Board of Directors intend to bring before the annual meeting any matters other than those set forth in the notice of annual meeting of shareholders, and we and they have no present knowledge that any other matters will be presented for action at the meeting by others. If any other matters properly come before such meeting in accordance with our bylaws, however, it is the intention of the persons named in the enclosed form of proxy to vote in accordance with their best judgment.

By Order of the Board of Directors,

Thomas E. Klema
Secretary

Wixom, Michigan
[   ], 2017

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APPENDIX I


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PARTICIPANT INFORMATION

</center>

Rockwell Medical, Inc. (the "Company"), its directors, the nominee for director and certain of the officers of the Company are "Participants," as such term is defined under applicable SEC rules, in a solicitation of proxies in connection with the Company's 2017 annual meeting of shareholders. Each of the Participants in the solicitation are listed below, together with the number of shares of Company common stock beneficially owned by each of these persons as of [   ], 2017. Except as indicated below, none of the persons listed below owns any shares of Company common stock of record that such person does not own beneficially.

Name	Title	Shares of Common Stock Owned*(a)
Patrick J. Bagley	Director	547,749
Ronald D. Boyd	Director	287,299
Robert L. Chioini	Chairman of the Board and Chief Executive Officer	5,230,598
Ajay Gupta	Chief Scientific Officer	1,587,167
Kenneth L. Holt	Director	307,629
Thomas E. Klema	Vice President, Chief Financial Officer, Treasurer and Secretary	1,495,108
Raymond D. Pratt	Chief Medical Officer	949,200
Robin L. Smith	Director	9,800
David T. Domzalski	Director Nominee	—

* If applicable, shares of common stock owned includes shares owned by the spouse, children and certain other relatives of the director, officer or employee, as well as shares held by trusts of which the person is a trustee or in which he or she has a beneficial interest and shares acquirable pursuant to options which are presently or will become exercisable within 60 days after [   ], 2017.

   (a) Includes restricted shares subject to forfeiture to us under certain circumstances and shares that may be acquired upon exercise of stock options as set forth in the table below. Also includes 2,093,933 shares owned by Mr. Chioini, 504,840 shares owned by Mr. Klema and 202,950 shares owned by Mr. Bagley that are pledged as collateral under standard margin loan arrangements.

Name	Restricted Shares	Option Shares
Patrick J. Bagley	24,800	319,999
Ronald D. Boyd	24,800	244,999
Robert L. Chioini	570,000	2,566,665
Ajay Gupta	233,500	1,027,000
Kenneth L. Holt	15,000	294,999
Thomas E. Klema	218,600	771,668
Raymond D. Pratt	233,500	555,000
Robin L. Smith	9,800	—
David T. Domzalski	—	—
All directors and current executive officers as a group	1,330,000	5,780,330

INFORMATION REGARDING TRANSACTIONS IN OUR SECURITIES BY PARTICIPANTS

The following table sets forth information regarding purchases and sales during the past two years of shares of Company common stock by the Participants. No part of the purchase price or market value of those shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities:

Name	Date of Transaction	Transaction Type	Number of Shares
Patrick J. Bagley	03/21/2017	Restricted Stock Grant	9,800
Ronald D. Boyd	03/21/2017	Restricted Stock Grant	9,800
Robin L. Smith	03/21/2017	Restricted Stock Grant	9,800
Raymond D. Pratt	03/21/2017	Restricted Stock Grant	68,500
Ajay Gupta	03/21/2017	Restricted Stock Grant	68,500
Robert L. Chioini	03/21/2017	Restricted Stock Grant	245,000
Thomas E. Kelma	03/21/2017	Restricted Stock Grant	68,600
Kenneth L. Holt	03/16/2017	Sale	6,000

I-1

Kenneth L. Holt	11/11/2016	Sale	13,725
Kenneth L. Holt	11/09/2016	Sale	6,000

Kenneth L. Holt	11/01/2016	Sale	1,400
Kenneth L. Holt	10/21/2016	Sale	1,583
Kenneth L. Holt	10/19/2016	Sale	950
Robin L. Smith	09/21/2016	Option Grant	25,000
Kenneth L. Holt	09/19/2016	Sale	4,750
Kenneth L. Holt	09/16/2016	Sale	3,505
Kenneth L. Holt	08/25/2016	Sale	1,135
Kenneth L. Holt	08/16/2016	Sale	1,362
Kenneth L. Holt	08/12/2016	Sale	2,330
Kenneth L. Holt	02/12/2016	Sale	4,550
Kenneth L. Holt	02/09/2016	Sale	3,835
Kenneth L. Holt	01/15/2016	Option Exercise	25,000
Thomas E. Klema	12/15/2015	Option Exercise	93,750
Thomas E. Klema	12/15/2015	Payment of exercise price/tax liability by delivering/withholding securities	61,250
Robert L. Chioini	12/11/2015	Option Exercise	375,000
Robert L. Chioini	12/11/2015	Payment of exercise price/tax liability by delivering/withholding securities	75,000
Patrick J. Bagley	12/11/2015	Option Exercise	25,000
Ronald D. Boyd	12/04/2015	Option Exercise	12,500
Ronald D. Boyd	12/04/2015	Sale	12,500
Kenneth L. Holt	11/11/2015	Option Exercise	25,000
Kenneth L. Holt	10/15/2015	Sale	470
Kenneth L. Holt	10/09/2015	Sale	2,007
Kenneth L. Holt	10/02/2015	Sale	1,430
Kenneth L. Holt	10/02/2015	Restricted Stock Grant	15,000
Kenneth L. Holt	10/02/2015	Option Grant	35,000
Patrick J. Bagley	10/02/2015	Restricted Stock Grant	15,000
Patrick J. Bagley	10/02/2015	Option Grant	35,000
Ronald D. Boyd	10/02/2015	Restricted Stock Grant	15,000
Ronald D. Boyd	10/02/2015	Option Grant	35,000
Thomas E. Klema	10/02/2015	Restricted Stock Grant	150,000
Thomas E. Klema	10/02/2015	Option Grant	215,000
Robert L. Chioini	10/02/2015	Restricted Stock Grant	325,000
Robert L. Chioini	10/02/2015	Option Grant	775,000
Ajay Gupta	10/02/2015	Restricted Stock Grant	165,000
Ajay Gupta	10/02/2015	Option Grant	215,000
Raymond D. Pratt	10/02/2015	Restricted Stock Grant	165,000
Raymond D. Pratt	10/02/2015	Option Grant	215,000
Kenneth L. Holt	09/01/2015	Sale	2,192
Kenneth L. Holt	08/24/2015	Sale	510
Robert L. Chioini	08/14/2015	Purchase	4,910
Ajay Gupta	08/13/2015	Purchase	5,000
Raymond D. Pratt	08/13/2015	Purchase	5,000
Robert L. Chioini	08/13/2015	Purchase	5,090
Ajay Gupta	07/07/2015	Gift	10,000
Ajay Gupta	06/12/2015	Gift	15,000
Raymond D. Pratt	05/01/2015	Shares surrendered to the Company in order to satisfy withholding tax obligations	34,650
Thomas E. Klema	05/01/2015	Shares surrendered to the Company in order to satisfy withholding tax obligations	27,440
Ajay Gupta	05/01/2015	Shares surrendered to the Company in order to satisfy withholding tax obligations	15,048
Robert L. Chioini	05/01/2015	Shares surrendered to the Company in order to satisfy withholding tax obligations	73,200
Raymond D. Pratt	03/02/2015	Shares surrendered to the Company in order to satisfy withholding tax obligations	34,650

I-2

Thomas E. Klema		Shares surrendered to the Company in order to	
	03/02/2015	satisfy withholding tax obligations	27,440
Ajay Gupta		Shares surrendered to the Company in order to	
	03/02/2015	satisfy withholding tax obligations	31,500
Robert L. Chioini		Shares surrendered to the Company in order to	
	03/02/2015	satisfy withholding tax obligations	46,200

MISCELLANEOUS INFORMATION CONCERNING PARTICIPANTS

Except as described in this Appendix I or otherwise disclosed in this proxy statement, to the best of the Company's knowledge, no "associate," as such term is defined under Rule 14a-1(a) of the Securities Exchange Act of 1934, of any Participant beneficially owns any shares of common stock or other securities of the Company. Furthermore, except as described under the heading "Related Party Transactions" in this proxy statement, to the best of the Company's knowledge, no Participant or any of his or her associates, is either a party to any transactions or series of similar transactions since the beginning of the Company's last fiscal year, or any currently proposed transaction or series of similar transactions (i) in which the Company was or is to be a party, (ii) in which the amount involved exceeds $120,000, and (iii) in which any such person or any of his or her associates had or will have, a direct or indirect material interest.

To the best of the Company's knowledge, except as described in this Appendix I or as otherwise disclosed in this proxy statement, no Participant, or any of his or her associates has entered into any agreement or understanding with any person respecting any future employment by the Company or any future transactions to which the Company will or may be a party. Except as described under the headings "Related Party Transactions" and "Compensation of Executive Officers and Directors" in this proxy statement, to the best of the Company's knowledge, no Participant is a party to (i) any transaction that may create a conflict of interest, or (ii) any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

Except as described in this Appendix I or as otherwise disclosed in this proxy statement, to the best of the Company's knowledge, no Participant has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the annual meeting.

No Participant has during the last ten years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

I-3

ROCKWELL MEDICAL, INC.
2017 LONG TERM INCENTIVE PLAN

I. GENERAL PROVISIONS

1.1 **Establishment**. On March 1, 2017, the Board adopted the Plan, subject to the approval of shareholders at the Corporation's 2017 annual meeting of shareholders.

1.2 **Purpose**. The purpose of the Plan is to (a) promote the best interests of the Corporation and its shareholders by encouraging Employees, Directors and Consultants of the Corporation and its Subsidiaries to acquire an ownership interest in the Corporation by granting stock-based Awards, thus aligning their interests with those of shareholders, and (b) enhance the ability of the Corporation and its Subsidiaries to attract, motivate and retain qualified Employees, Directors and Consultants. It is the further purpose of the Plan to authorize certain Awards that will constitute performance based compensation, as described in Code Section 162(m) and regulations thereunder.

1.3 **Plan Duration**. Subject to shareholder approval, the Plan shall become effective on March 1, 2017 and shall continue in effect until its termination by the Board; provided, however, that no new Awards may be granted on or after March 1, 2027.

1.4 **Definitions and Interpretations**. Whenever the words "include," "includes" or "including" are used, they shall be understood to be followed by the words "without limitation." Article and Section references in the Plan shall be to Articles and

Sections of the Plan unless otherwise noted. As used in this Plan, the following terms have the meaning described below:

(a) "**Agreement**" means the written document that sets forth the terms of a Participant's Award.

(b) "**Award**" means any form of Option, Stock Appreciation Right, Restricted Stock Award, Restricted Stock Unit Award, Performance Award, Incentive Award or other award granted under the Plan.

(c) "**Board**" means the Board of Directors of the Corporation.

(d) "**Cause**" means (i) if a Participant is a party to a written employment agreement with the Corporation or a Subsidiary, "Cause" as defined in such agreement, as in effect from time to time, and (ii) in all other cases, (A) a Participant's continued failure substantially to perform Participant's duties to the Corporation or its affiliates (other than as a result of total or partial incapacity due to physical or mental illness) for a period of 10 days following written notice by the Corporation to Participant of such failure, (B) dishonesty in the performance of Participant's duties, (C) Participant's conviction of, or plea of nolo contendere to a crime constituting (x) a felony under the laws of the United States or any state thereof, or (y) a misdemeanor involving moral turpitude, (D) Participant's willful malfeasance or willful misconduct in connection with Participant's duties or any act or omission which is injurious to the financial condition or business reputation of the Corporation or its affiliates, or (E) Participant's breach of any non-compete or confidentiality obligations to the Corporation or its affiliates.

1

(e) "**Change in Control**" means the occurrence of any of the following events:

(i) If the Corporation consolidates with or merges into any other corporation or other entity that is not controlled by or under common control with the Corporation, and the Corporation is not the continuing or surviving entity of such consolidation or merger;

(ii) If the Corporation permits any other corporation or other entity that is not controlled by or under common control with the Corporation to consolidate with or merge into the Corporation and the Corporation is the continuing or surviving entity but, in connection with such consolidation or merger, the Common Stock is changed into or exchanged for stock or other securities of any other corporation or other entity or cash or any other assets;

(iii) If the Corporation dissolves or liquidates;

(iv) If the Corporation effects a share exchange, capital reorganization or reclassification transaction in such a way that (A) holders of Common Stock shall be entitled to receive stock, securities, cash or other assets with respect to or in exchange for the Common Stock, and (B) (x) neither the Common Stock nor the consideration received in such transaction is a class of equity securities registered under Section 12 of the Exchange Act following such transaction or (y) a majority of members on the Corporation's Board are replaced in connection with such transaction;

(v) If any one person, or more than one person acting as a group (as determined in accordance with Code Section 409A and regulations thereunder), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of Common Stock possessing 35 percent or more of the total voting power of the Common Stock;

(vi) If a majority of members on the Corporation's Board are replaced during any 12-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election (provided that for purposes of this paragraph, the term Corporation refers solely to the "relevant" corporation, as defined in Code Section 409A and regulations thereunder, for which no other corporation is a majority shareholder); or

(vii) If there is a change in the ownership of a substantial portion of the Corporation's assets, which shall occur on the date that any one person, or more than one person acting as a group (within the meaning of Code Section 409A and regulations thereunder) acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Corporation that have a total gross fair market value equal to or more than 40 percent of the total gross fair market value of all of the assets of the Corporation immediately prior to such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of the Corporation, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

As used in this paragraph, the term "person" shall include individuals and entities.

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(f) **"Change in Control Termination"** means a termination of an Employee Participant's employment by the Corporation without "Cause" or, if the Employee is a party to a written employment agreement with the Corporation, by Employee for "good reason" (as defined in such agreement as in effect from time to time), which termination occurs after:

(i) the execution of an agreement to which the Corporation is a party pursuant to which a Change in Control has occurred or will occur (upon consummation of the transactions contemplated by such agreement) but, if a Change in Control has occurred pursuant thereto, not more than two years after such Change in Control, and if a Change in Control has not yet occurred pursuant thereto, while such agreement remains executory; or

(ii) the occurrence of a Change in Control not pursuant to an agreement with the Corporation, but not more than two years thereafter.

(g) **"Code"** means the Internal Revenue Code of 1986, as amended.

(h) **"Code Section 162(m) Award"** means an Award which is designated (or deemed designated) by the Committee pursuant to Section 7.1 to satisfy the requirements of Code Section 162(m) and regulations thereunder (to the extent applicable) for exemption from the limitation on compensation expense deductions.

(i) **"Committee"** means the Compensation Committee of the Board, or any other committee or sub-committee of the Board, designated by the Board from time to time, comprised solely of two or more Directors who are "non-employee directors," as defined in Rule 16b-3 of the Exchange Act, "outside directors" as defined in Code Section 162(m) and regulations thereunder, and "independent directors" for purposes of the rules and regulations of the Stock Exchange. However, the fact that a Committee member shall fail to qualify under any of these requirements shall not invalidate any Award made by the Committee if the Award is otherwise validly made under the Plan. The members of the Committee shall be appointed by, and may be changed at any time and from time to time, at the discretion of the Board.

(j) **"Common Stock"** means shares of the Corporation's authorized common stock.

(k) **"Consultant"** means a consultant or advisor (other than as an Employee or Director) to the Corporation or a Subsidiary; provided that such person is an individual who (1) renders bona fide services that are not in connection with the offer and sale of the Corporation's securities in a capital-raising transaction, and (2) does not promote or maintain a market for the Corporation's securities.

(l) **"Corporation"** means Rockwell Medical, Inc., a Michigan corporation.

(m) **"Director"** means an individual, other than an Employee, who has been elected or appointed to serve as a member of the Board.

(n) **"Disability"** means total and permanent disability, as defined in Code Section 22(e); provided, however, that for purposes of a Code Section 409A distribution event, "disability" shall be defined under Code Section 409A and regulations thereunder.

3

(o) **"Dividend Equivalent"** means a credit, made at the discretion of the Committee or as otherwise provided by the Plan, to the account of a Participant in an amount equal to the cash dividend paid on one share of Common Stock for each share of Common Stock represented by an Award held by such Participant. Dividend Equivalents shall not be paid on Option or Stock Appreciation Right Awards.

(p) **"Employee"** means an individual who has an "employment relationship" with the Corporation or a Subsidiary, as defined in Treasury Regulation 1.421-1(h), and the term "employment" means employment with the Corporation or a Subsidiary.

(q) "**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.

(r) "**Fair Market Value**" means for purposes of determining the value of Common Stock on the Grant Date, the closing price per share of the Common Stock on the Stock Exchange on the Grant Date. In the event that there are no Common Stock transactions on such date, the Fair Market Value shall be determined as of the immediately preceding date on which there were Common Stock transactions. Unless otherwise specified in the Plan, "Fair Market Value" for purposes of determining the value of Common Stock on the date of exercise or Vesting means the closing price of the Common Stock on the Stock Exchange on the last date preceding the date of exercise or Vesting on which there were Common Stock transactions. If the Common Stock is not listed on a Stock Exchange on the relevant date, the Fair Market Value shall be determined by the Committee in good faith and in accordance with Code Section 409A and regulations thereunder.

(s) "**Grant Date**" means the date on which the Committee authorizes an Award, or such later date as shall be designated by the Committee.

(t) "**Incentive Award**" means an Award that is granted in accordance with Article VI.

(u) "**Incentive Stock Option**" means an Option granted pursuant to Article II that is intended to meet the requirements of Code Section 422.

(v) "**Nonqualified Stock Option**" means an Option granted pursuant to Article II that is not an Incentive Stock Option.

(w) "**Option**" means either an Incentive Stock Option or a Nonqualified Stock Option.

(x) "**Participant**" means an Employee, Director or Consultant who is designated by the Committee to participate in the Plan or otherwise receives an Award.

(y) "**Performance Award**" means any Award of Performance Shares or Performance Units granted pursuant to Article V.

(z) "**Performance Measures**" means the measures of performance of the Corporation and its Subsidiaries used to determine a Participant's entitlement to an Award under

4

the Plan. Such performance measures shall have the same meanings as used in the Corporation's financial statements, or, if such terms are not used in the Corporation's financial statements, they shall have the meaning applied pursuant to generally accepted accounting principles, or as used generally in the Corporation's industry. Performance Measures shall be calculated with respect to the Corporation and each Subsidiary consolidated therewith for financial reporting purposes or such division or other business unit as may be selected by the Committee. For purposes of the Plan, the Performance Measures shall be calculated in accordance with generally accepted accounting principles, but, unless otherwise determined by the Committee, prior to the accrual or payment of any Award under this Plan for the same performance period and excluding the effect (whether positive or negative) of any change in accounting standards or any extraordinary, unusual or nonrecurring item, as determined by the Committee, occurring after the establishment of the performance goals. Performance Measures shall be one or more of the following, or a combination of any of the following, on an absolute or peer group comparison, as determined by the Committee:

- earnings (as measured by net income, gross profit, operating income, operating income before interest, EBIT, EBITA, EBITDA, pre-tax income, or cash earnings, or earnings as adjusted by excluding one or more components of earnings, including each of the above on a per share and/or segment basis);

- sales/net sales;

- return on net sales (as measured by net income, gross profit, operating income, operating income before interest, EBIT, EBITA, EBITDA, pre-tax income, operating cash flow or cash earnings as a percentage of net sales);

- sales growth;

- gross profit margins;

- cash flow;

- operating cash flow;

- free cash flow;

- discounted cash flow;

- working capital;

- market capitalization;

- cash return on investment;

- return on capital;

- return on cost of capital;

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- shareholder value;

- return on equity;

- total shareholder return;

- return on investment;

- economic value added;

- return on assets/net assets;

- stock trading multiples (as measured against investment, net income, gross profit, operating income, operating income before interest, EBIT, EBITA, EBITDA, pre-tax income, cash earnings or operating cash flow);

- stock price;

- total stock market capitalization;

- attainment of strategic or operational initiatives;

- achievement of operational goals, including obtaining federal Food and Drug Administration approval to market new products, obtaining reimbursement status or add-on reimbursement status from the Centers for Medicare & Medicaid Services, development of new markets or market segments, implementation of infrastructure improvements and increasing the Corporation's portfolio of intellectual property.

(aa) "**Performance Share**" means any grant pursuant to Article V and Section 5.2(b)(i).

(bb) "**Performance Unit**" means any grant pursuant to Article V and Section 5.2(b)(ii).

(cc) "**Plan**" means the Rockwell Medical, Inc. 2017 Long Term Incentive Plan, the terms of which are set forth herein, and any amendments thereto.

(dd) "**Restriction Period**" means the period of time during which a Participant's Restricted Stock or Restricted Stock Unit is subject to restrictions and is nontransferable.

(ee) "**Restricted Stock**" means Common Stock granted pursuant to Article IV that is subject to a Restriction Period.

(ff) "**Restricted Stock Unit**" means a right granted pursuant to Article IV to receive Restricted Stock, Common Stock or cash.

(gg) "**Securities Act**" means the Securities Act of 1933, as amended.

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(hh) "**Stock Appreciation Right**" means the right to receive a cash or Common Stock payment from the Corporation, in accordance with Article III of the Plan.

(ii) "**Stock Exchange**" means the principal national securities exchange on which the Common Stock is listed for trading, or, if the Common Stock is not listed for trading on a national securities exchange, such other recognized trading market upon which the largest number of shares of Common Stock has been traded in the aggregate during the last 20 days before the applicable date.

(jj) "**Subsidiary**" means a corporation or other entity defined in Code Section 424(f).

(kk) "**Substitute Awards**" shall mean Awards granted or shares issued by the Corporation in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, by a company acquired by the Corporation or any Subsidiary or with which the Corporation or any Subsidiary combines.

(ll) "**Vested**" or "**Vesting**" means the extent to which an Award granted or issued hereunder has become exercisable or any applicable Restriction Period has terminated or lapsed in accordance with the Plan and the terms of any respective Agreement pursuant to which such Award was granted or issued, or has become payable in whole or in part due to the satisfaction of performance goal(s) set forth in the respective Agreement pursuant to which such Award was granted or issued.

1.5 **Administration**.

(a) The Plan shall be administered by the Committee. The Committee shall interpret the Plan, prescribe, amend, and rescind rules and regulations relating to the Plan, and make all other determinations necessary or advisable for its administration. The decision of the Committee on any question concerning the interpretation of the Plan or its administration with respect to any Award granted under the Plan shall be final and binding upon all Participants. No member of the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any Award hereunder.

(b) In addition to any other powers set forth in the Plan and subject to Code Section 409A and the provisions of the Plan (and in the case of any Code Section 162(m) Awards, subject to the requirements of Code Section 162(m) and regulations thereunder), the Committee shall have the full and final power and authority, in its discretion to:

(i) Amend, modify, or cancel any Award, or to waive any restrictions or conditions applicable to any Award or any shares acquired pursuant thereto;

(ii) Accelerate, continue, or defer the exercisability or Vesting of any Award or any shares acquired pursuant thereto;

(iii) Authorize, in conjunction with any applicable deferred compensation plan of the Corporation, that the receipt of cash or Common Stock subject to any Award under this Plan may be deferred under the terms and conditions of such deferred compensation plan;

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(iv) Determine the terms and conditions of Awards granted to Participants and whether such terms and conditions have been satisfied, including as required in Section 7.2; and

(v) Establish such other Awards, besides those specifically enumerated in the Plan, which the Committee determines are consistent with the Plan's purposes.

1.6 **Participants**. Participants in the Plan shall be such Employees, Directors and Consultants of the Corporation and its Subsidiaries as the Committee in its sole discretion may select from time to time. The Committee may grant Awards to an individual upon the condition that the individual become an Employee, Director or Consultant of the Corporation or of a Subsidiary, provided that the Award shall be deemed to be granted only on the date that the individual becomes an Employee, Director or Consultant, as applicable.

1.7 **Stock**.

(a) The Corporation has reserved 5,000,000 shares of the Corporation's Common Stock for issuance pursuant to stock-based Awards. The foregoing reserve of shares of Common Stock will automatically increase on January 1 of each year for a period of not more than ten years, commencing with January 1, 2018, in an amount equal to the lesser of (i) four percent of the total number of shares of Common Stock outstanding on December 31 of the preceding calendar year, and (ii) such number of shares of Common Stock (if any) as the Committee may earlier designate in writing. Up to 1,000,000 of the reserved shares may be granted as Incentive Stock Options under the Plan. All amounts in this Section 1.7 shall be adjusted, as applicable, in accordance with Article IX. Each share of Common Stock subject to any Award shall be counted against the aggregate reserved share limit as one share.

(b) The shares subject to any portion of an Award that is forfeited, cancelled, or expires or otherwise terminates without issuance of such shares, or is settled for cash or otherwise does not result in the issuance of all or a portion of the shares subject to such Award shall, to the extent of such forfeiture, cancellation, expiration, termination, cash settlement or non-issuance, again be available for issuance pursuant to Awards under the Plan and shall not be counted against the other limitations in Section 1.7(a).

(c) For the avoidance of doubt, the following shares of Common Stock, however, may not again be made available for issuance as Awards under the Plan: (i) the full number of shares not issued or delivered as a result of the net settlement of an outstanding Option, Stock Appreciation Right or Restricted Stock Unit, regardless of the number of shares actually used to make such settlement; (ii) shares used to pay the exercise price or for settlement of any Award; (iii) shares used to satisfy withholding taxes related to the Vesting, exercise or settlement of any Award; (iv) shares repurchased on the open market by the Corporation with the proceeds of the option exercise price; and (v) outstanding shares subject to a Restricted Stock Award or Performance Share Award that have been forfeited or cancelled.

(d) Substitute Awards shall not reduce the shares reserved for issuance under the Plan or authorized for grant to a Participant in any fiscal year. Additionally, in the event that a company acquired by the Corporation or any Subsidiary or with which the Corporation or any

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Subsidiary combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio or formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the shares authorized for issuance under the Plan; provided that Awards using such available shares shall not be made after the date awards or grants could no longer have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Employees or Directors or an affiliate of the Corporation or its Subsidiaries prior to such acquisition or combination.

1.8 **Repricing**. Except as provided in Section 9.1, without the affirmative vote of holders of a majority of the shares of Common Stock cast in person or by proxy at a meeting of the shareholders of the Corporation at which a quorum representing a majority of all outstanding shares is present or represented by proxy, neither the Board nor the Committee shall approve a program providing for (a) the cancellation of outstanding Options and/or Stock Appreciation Rights and the grant in substitution therefor of any new Options and/or Stock Appreciation Rights under the Plan having a lower exercise price than the Fair Market Value of the underlying Common Stock on the original Grant Date, (b) the amendment of outstanding Options and/or Stock Appreciation Rights to reduce the exercise price thereof below the Fair Market Value of the underlying Common Stock on the original Grant Date, or (c) the exchange of outstanding Options or Stock Appreciation Rights for cash or other Awards if the exercise price per share of such Options or Stock Appreciation Rights is greater than the Fair Market Value per share as of the date of exchange. This Section shall not be construed to apply to "issuing or assuming a stock option in a transaction to which section 424(a) applies," within the meaning of Code Section 424.

II. STOCK OPTIONS

2.1 Grant of Options. The Committee, at any time and from time to time, subject to the terms and conditions of the Plan, may grant Options to such Participants and for such number of shares of Common Stock as it shall designate, and shall determine the general terms and conditions, which shall be set forth in a Participant's Agreement. Any Participant may hold more than one Option under the Plan and any other plan of the Corporation or Subsidiary. No Option granted hereunder may be exercised after the tenth anniversary of the Grant Date. The Committee may designate any Option granted as either an Incentive Stock Option or a Nonqualified Stock Option, or the Committee may designate a portion of an Option as an Incentive Stock Option or a Nonqualified Stock Option. Unless otherwise provided in a Participant's Agreement, any Options granted pursuant to the Plan to an Employee Participant are intended to satisfy the requirements of Code Section 162(m) and regulations thereunder (to the extent applicable) and shall be deemed to have been designated by the Committee as Code Section 162(m) Awards.

2.2 Incentive Stock Options. Any Option intended to constitute an Incentive Stock Option shall comply with the requirements of this Section 2.2. An Incentive Stock Option may only be granted to an Employee. No Incentive Stock Option shall be granted with an exercise

<center>9</center>

price below the Fair Market Value of Common Stock on the Grant Date nor with an exercise term that extends beyond ten years from the Grant Date. An Incentive Stock Option shall not be granted to any Participant who owns (within the meaning of Code Section 424(d)) stock of the Corporation or any Subsidiary possessing more than 10% of the total combined voting power of all classes of stock of the Corporation or a Subsidiary unless, at the Grant Date, the exercise price for the Option is at least 110% of the Fair Market Value of the shares subject to the Option and the Option, by its terms, is not exercisable more than five years after the Grant Date. The aggregate Fair Market Value of the underlying Common Stock (determined at the Grant Date) as to which Incentive Stock Options granted under the Plan (including a plan of a Subsidiary) may first be exercised by a Participant in any one calendar year shall not exceed $100,000. To the extent that an Option intended to constitute an Incentive Stock Option shall violate the foregoing $100,000 limitation (or any other limitation set forth in Code Section 422), the portion of the Option that exceeds the $100,000 limitation (or violates any other Code Section 422 limitation) shall be deemed to constitute a Nonqualified Stock Option.

2.3 Exercise Price. The Committee shall determine the per share exercise price for each Option granted under the Plan. No Option may be granted with an exercise price below 100% of the Fair Market Value of Common Stock on the Grant Date.

2.4 Payment for Option Shares.

(a) The purchase price for shares of Common Stock to be acquired upon exercise of an Option granted hereunder shall be paid in full in cash or by personal check, bank draft or money order at the time of exercise; provided, however, that in lieu of such form of payment, unless otherwise provided in a Participant's Agreement, payment may be made by (i) tendering shares of Common Stock to the Corporation, which are withheld from the Option being exercised in a "net exercise" transaction, or are freely owned and held by the Participant independent of any restrictions or hypothecations; (ii) delivery to the Corporation of a properly executed exercise notice, acceptable to the Corporation, together with irrevocable instructions to the Participant's broker to deliver to the Corporation sufficient cash to pay the exercise price and any applicable income and employment withholding taxes, in accordance with a written agreement between the Corporation and the brokerage firm; (iii) delivery of other consideration approved by the Committee having a Fair Market Value on the exercise date equal to the total purchase price; (iv) other means determined by the Committee; or (v) any combination of the foregoing.

(b) "Net exercise," as such term is used in the Plan, shall mean an exercise of an Option pursuant to which, upon delivery to the Corporation of written notice of exercise, the consideration received in payment for the exercise of the Option shall be the cancellation of a portion of the Option and the Corporation shall become obligated to issue the "net number" of shares of Common Stock determined according to the following formula:

$$\frac{((A \times B) - (A \times C))}{B}$$

For purposes of the foregoing formula:

A = the total number of shares with respect to which such Option is then being exercised (which, for the avoidance of doubt, shall include both the number of shares to be issued to the exercising Participant and the number of shares subject to the portion of the Option to be cancelled in payment of the exercise price).

B= the Stock Exchange closing price for the Common Stock on the last date on which there were Common Stock transactions preceding the date of the Corporation's receipt of the exercise notice.

C= the exercise price in effect at the time of such exercise.

If the foregoing formula would yield a number of shares to be issued that is not a whole number, any such fraction shall be rounded down and disregarded. The shares underlying the exercised portion of the Option that are not issued pursuant to the foregoing formula, along with the corresponding portion of the Option, shall be considered cancelled and no longer subject to exercise.

(c) Notwithstanding the foregoing, an Option may not be exercised by delivery to or withholding by the Corporation of shares of Common Stock to the extent that such delivery or withholding (i) would constitute a violation of the provisions of any law or regulation (including the Sarbanes-Oxley Act of 2002), or (ii) if there is a substantial likelihood that the use of such form of payment would result in adverse accounting treatment to the Corporation under generally accepted accounting principles. Until a Participant has been issued a certificate or certificates for the shares of Common Stock so purchased (or the book entry representing such shares has been made and such shares have been deposited with the appropriate registered book-entry custodian), he or she shall possess no rights as a record holder with respect to any such shares.

III. STOCK APPRECIATION RIGHTS

3.1 **Grant of Stock Appreciation Rights**. Stock Appreciation Rights may be granted, held and exercised in such form and upon such general terms and conditions as determined by the Committee. A Stock Appreciation Right may be granted to a Participant with respect to such number of shares of Common Stock of the Corporation as the Committee may determine. No Stock Appreciation Right shall be granted with an exercise term that extends beyond ten years from the Grant Date. Unless otherwise provided in a Participant's Agreement, Stock Appreciation Rights granted pursuant to the Plan to an Employee Participant are intended to satisfy the requirements of Code Section 162(m) and regulations thereunder (to the extent applicable) and shall be deemed to have been designated by the Committee as Code Section 162(m) Awards.

3.2 **Exercise Price**. The Committee shall determine the per share exercise price for each Stock Appreciation Right granted under the Plan; provided, however, that the exercise price of a Stock Appreciation Right shall not be less than 100% of the Fair Market Value of the shares of Common Stock covered by the Stock Appreciation Right on the Grant Date.

3.3 **Exercise of Stock Appreciation Rights**. A Stock Appreciation Right shall be deemed exercised upon receipt by the Corporation of written notice of exercise from the Participant.

3.4 **Stock Appreciation Right Payment**. Upon exercise of a Stock Appreciation Right, a Participant shall be entitled to payment from the Corporation, in cash, shares, or partly in each (as determined by the Committee in accordance with any applicable terms of the Agreement), of an amount equal to the difference between (a) the aggregate Fair Market Value on the exercise date for the specified number of shares being exercised, and (b) the aggregate exercise price for the specified number of shares being exercised.

3.5 **Maximum Stock Appreciation Right Amount Per Share**. The Committee may, at its sole discretion, establish (at the time of grant) a maximum amount per share which shall be payable upon the exercise of a Stock Appreciation Right, expressed as a dollar amount.

IV. RESTRICTED STOCK AND RESTRICTED STOCK UNITS

4.1 **Grant of Restricted Stock and Restricted Stock Units**. Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Awards of Restricted Stock and Restricted Stock Units under the Plan to such Participants and in such amounts as it shall determine.

4.2 **Terms of Awards**. Each Award of Restricted Stock or Restricted Stock Units shall be evidenced by an Agreement that shall specify the terms of the restrictions, including the Restriction Period, the number of shares of Common Stock or units subject to the Award, the purchase price for the shares of Restricted Stock, if any, the form of consideration that may be used to pay the purchase price of the Restricted Stock, including those specified in Section 2.4, and such other general terms and conditions, including performance goal(s), as the Committee shall determine.

4.3 **Transferability**. Except as provided in this Article IV and Section 10.3 of the Plan, the shares of Common Stock subject to an Award of Restricted Stock or Restricted Stock Units granted hereunder may not be transferred, pledged, assigned, or otherwise alienated or hypothecated until the termination of the applicable Restriction Period or for such period of time as shall be established by the Committee and specified in the applicable Agreement, or upon the earlier satisfaction of other conditions as specified by the Committee in its sole discretion and as set forth in the applicable Agreement.

4.4 **Other Restrictions**. The Committee shall impose such other restrictions on any shares of Common Stock subject to an Award of Restricted Stock or Restricted Stock Units under the Plan as it may deem advisable including restrictions under applicable federal or state securities laws, and the issuance of a legended certificate of Common Stock representing such shares to give appropriate notice of such restrictions (or, if issued in book entry form, a notation with similar restrictive effect with respect to the book entry representing such shares). Subject to Code Section 409A, the Committee shall have the discretion to waive the applicable Restriction Period with respect to all or any part of the Common Stock subject to an Award of Restricted

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Stock or Restricted Stock Units that has not been designated (or deemed designated) a Code Section 162(m) Award.

4.5 **Voting Rights**. During the Restriction Period, Participants holding issued and outstanding shares of Common Stock subject to an Award of Restricted Stock may exercise full voting rights with respect to the Restricted Stock while such Award remains outstanding.

4.6 **Dividends and Dividend Equivalents**.

(a) Except as set forth below or in a Participant's Agreement, a Participant shall be entitled to receive all dividends and other distributions paid with respect to issued and outstanding shares of Common Stock subject to an Award of Restricted Stock, while such Award remains outstanding. If any dividends or distributions are paid in shares of Common Stock during the Restriction Period applicable to an Award of Restricted Stock, the dividend or other distribution shares shall be subject to the same restrictions on transferability as the shares of Common Stock with respect to which they were paid.

(b) The Committee, in its discretion, may provide in the Agreement evidencing any Restricted Stock Unit Award that the Participant shall be entitled to receive Dividend Equivalents with respect to the payment of cash dividends on Common Stock having a record date prior to the date on which Restricted Stock Units held by such Participant are settled. Such Dividend Equivalents, if any, shall be paid by crediting the Participant with additional Restricted Stock Units as of the date of payment of such cash dividends on Common Stock. The number of additional Restricted Stock Units to be so credited shall be determined by dividing (i) the amount of cash dividends paid on such date with respect to the number of shares of Common Stock represented by the unvested Restricted Stock Units subject to the Award as of the record date of such dividend (excluding prior Dividend Equivalents paid on such Award other Dividend Equivalents than with respect to extraordinary dividends), by (ii) the Fair Market Value per share of Common Stock on such date. Such additional Restricted Stock Units shall be subject to the same terms and conditions and shall be settled in the same manner and at the same time or times (or as soon thereafter as practicable) as the corresponding Restricted Stock Units on which the Dividend Equivalent was paid. In the event of a dividend or distribution paid in shares of Common Stock or any other adjustment made upon a change in the capital structure of the Corporation as described in Article IX, appropriate adjustments shall be made in the Participant's Restricted Stock Unit Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than normal cash dividends) to which the Participant would be entitled by reason of the shares of Common Stock issuable upon settlement of the Restricted Stock Unit Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same restrictions as are applicable to the Restricted Stock Unit Award.

4.7 **Settlement of Restricted Stock Unit Awards**. If a Restricted Stock Unit Award is payable in Common Stock, the Corporation shall issue to a Participant on the date on which Restricted Stock Units subject to the Participant's Award Vest or on such other date determined by the Committee, in its discretion, and set forth in the Agreement, one share of Common Stock and/or any other new, substituted or additional securities or other property pursuant to an adjustment described in Section 9.1 for each Restricted Stock Unit then becoming Vested or

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otherwise to be settled on such date, subject to the withholding of applicable taxes. Notwithstanding any other provision in this Plan to the contrary, any Restricted Stock Unit Award, whether settled in Common Stock, cash or other property, shall be paid no later than two and a half months after the later of the end of the fiscal or calendar year in which the Award Vests.

V. PERFORMANCE AWARDS

5.1 **Grant of Performance Awards**. The Committee, in its discretion, may grant Performance Awards to Participants and may determine, on an individual or group basis, the performance goal(s) to be attained pursuant to each Performance Award.

5.2 **Terms of Performance Awards**.

(a) Performance Awards shall consist of rights to receive cash, Common Stock, other property or a combination thereof, if designated performance goal(s) are achieved. The terms of a Participant's Performance Award shall be set forth in a Participant's Agreement. Each Agreement shall specify the performance goal(s), which may include the Performance Measures, applicable to a particular Participant or group of Participants, the period over which the targeted goal(s) are to be attained, the payment schedule if the goal(s) are attained, and any other terms as the Committee shall determine and conditions applicable to an individual Performance Award. Subject to Code Section 409A, the Committee, in its discretion, may waive all or part of the conditions, goals and restrictions applicable to the receipt of full or partial payment of a Performance Award that has not been designated (or deemed designated) a Code Section 162(m) Award.

(b) Performance Awards may be granted as Performance Shares or Performance Units, at the discretion of the Committee. Performance Awards shall be paid no later than two and a half months after the later of the end of the fiscal or calendar year in which the Performance Award is no longer subject to a substantial risk of forfeiture.

(i) In the case of Performance Shares, a legended certificate of Common Stock shall be issued in the Participant's name, restricted from transfer prior to the satisfaction of the designated performance goal(s) and restrictions (or shares may be issued in book entry form with a notation having similar restrictive effect with respect to the book entry representing such shares), as determined by the Committee and specified in the Participant's Agreement. Prior to satisfaction of the performance goal(s) and restrictions, the Participant shall be entitled to vote the Performance Shares to the extent such shares are issued and outstanding. Further, any dividends paid on such shares during the performance period shall, as provided in the Participant's Agreement, (A) be reinvested on behalf of the Participant in additional Performance Shares under the Plan, and such additional shares shall be subject to the same performance goal(s) and restrictions as the other shares under the Performance Share Award; (B) be payable in cash upon satisfaction of, and subject to the same performance goal(s) and restrictions as the underlying shares for the Performance Share Award; or (C) be provided in a combination thereof.

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(ii) In the case of Performance Units, the Participant shall receive an Agreement from the Committee that specifies the performance goal(s) and restrictions that must be satisfied before the Corporation shall issue the payment, which may be cash, a designated number of shares of Common Stock, other property, or a combination thereof. If provided in the Participant's Agreement, the Participant may receive Dividend Equivalents, which shall (A) be reinvested on behalf of the Participant in additional Performance Units (based on the Fair Market Value per share of Common Stock on the record date of the corresponding dividend) subject to the same performance goal(s) and restrictions as the underlying Performance Units on which the Dividend Equivalents were paid; (B) be payable in cash upon satisfaction of, and subject to the same performance goal(s) and restrictions as the underlying shares for the Performance Share Award; or (C) be provided in a combination thereof. In the event of a dividend or distribution paid in shares of Common Stock or any other event described in Article IX, appropriate adjustments shall be made in the Participant's Performance Unit Award so that it represents the right to receive upon settlement any and all new, substituted or additional securities or other property (other than normal cash dividends) to which the Participant would be entitled by reason of the shares of Common Stock issuable upon settlement of the Performance Unit Award, and all such new, substituted or additional securities or other property shall be immediately subject to the same restrictions as are applicable to the Performance Unit Award.

VI. INCENTIVE AWARDS

6.1 Grant of Incentive Awards.

(a) The Committee, at its discretion, may grant Incentive Awards to such Participants as it may designate from time to time. The terms of a Participant's Incentive Award shall be set forth in the Participant's individual Agreement and/or in any separate program(s) authorized by the Committee. Each Agreement and/or separate program shall specify such other terms and conditions as the Committee shall determine.

(b) The determination of Incentive Awards for a given year or years may be based upon the attainment of specified levels of Corporation or Subsidiary performance as measured by pre-established, objective performance criteria determined at the discretion of the Committee, including any or all of the Performance Measures.

(c) The Committee shall (i) select those Participants who shall be eligible to receive an Incentive Award, (ii) determine the performance period, (iii) determine target levels of performance, and (iv) determine the level of Incentive Award to be paid to each selected Participant upon the achievement of each performance level. The Committee generally shall make the foregoing determinations prior to the commencement of services to which an Incentive Award relates (or by such later date as may be permitted under the deduction limitation exemption provisions of Code Section 162(m) and regulations thereunder), to the extent applicable, and while the outcome of the performance goals and targets is uncertain.

6.2 Payment of Incentive Awards.

(a) Incentive Awards shall be paid in cash, shares of Common Stock or other property, at the discretion of the Committee. Payments shall be made following a determination by the

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Committee that the performance targets were attained and shall be made no later than two and a half months after the later of the end of the fiscal or calendar year in which the Incentive Award is no longer subject to a substantial risk of forfeiture.

(b) The amount of an Incentive Award to be paid upon the attainment of each targeted level of performance shall equal a percentage of a Participant's base salary for the fiscal year, a fixed dollar amount, or such other formula, as determined by the Committee.

VII. CODE SECTION 162(M) AWARDS

7.1 Awards Granted Under Code Section 162(m).

(a) Unless otherwise provided in a Participant's Agreement, any Options or Stock Appreciation Rights granted to an Employee Participant pursuant to the Plan are intended to satisfy the performance based compensation requirements of Code Section 162(m) and regulations thereunder (to the extent applicable), and shall be deemed to have been designated by the Committee as Code Section 162(m) Awards.

(b) Unless otherwise provided in a Participant's Agreement, any Award granted to an Employee Participant pursuant to the Plan, other than an Option or Stock Appreciation Right, which otherwise complies with the applicable requirements set forth in this Article VII shall be deemed to have been designated by the Committee as a Code Section 162(m) Award that satisfy the performance based compensation requirements of Code Section 162(m) and regulations thereunder (to the extent applicable). Such an Award must comply with the following additional requirements, which shall control over any other provision that pertains to such Award under Articles IV, V and VI:

(i) Each such Code Section 162(m) Award shall be based upon the attainment of specified levels of pre-established, objective Performance Measures that are intended to satisfy the performance based compensation requirements of Code Section 162(m) and regulations thereunder. Further, at the discretion of the Committee, such an Award also may be subject to goals and restrictions in addition to the Performance Measures.

(ii) For each such Code Section 162(m) Award, the Committee shall (A) select the Participant who shall be eligible to receive a Code Section 162 (m) Award, (B) determine the applicable performance period, (C) determine the target levels of the Corporation or Subsidiary Performance Measures, and (D) determine the number of shares of Common Stock or cash or other property (or combination thereof) subject to an Award to be paid to each selected Participant. The Committee shall make the foregoing determinations prior to the commencement of services to which such an Award relates (or by such later date permitted under the deduction limitation exemption provisions of Code Section 162(m) and regulations thereunder) and while the outcome of the performance goals and targets is uncertain.

       7.2 **Attainment of Code Section 162(m) Goals**.

       (a) With respect to each Award designated (or deemed designated) as a Code Section 162(m) Award pursuant to Section 7.1(b), after each performance period, the Committee shall certify, in writing (which may include the written minutes for any meeting of the

16

Committee): (i) if the Corporation has attained the performance targets, and (ii) the number of shares pursuant to the Award that are to become freely transferable, if applicable, or the cash or other property payable under the Award. The Committee shall have no discretion to waive all or part of the conditions, goals and restrictions applicable to the receipt of full or partial payment or to accelerate payment of such an Award except in the case of the death or Disability of a Participant, or upon a Change in Control Termination.

       (b) Notwithstanding the foregoing, the Committee may, in its discretion, reduce any Award based on such factors as may be determined by the Committee, including a determination by the Committee that such a reduction is appropriate in light of pay practices of competitors, or the performance of the Corporation, a Subsidiary or a Participant relative to the performance of competitors, or performance with respect to the Corporation's strategic business goals.

       7.3 **Individual Participant Limitations**. Subject to adjustment as provided in Section 9.1, with respect to those Awards which are designated (or deemed designated) by the Committee to be Code Section 162(m) Awards:

       (a) no Employee Participant in any one fiscal year of the Corporation may be granted:

       (i) Options with respect to more than 600,000 shares of Common Stock;

       (ii) Stock Appreciation Rights with respect to more than 600,000 shares of Common Stock;

       (iii) Restricted Stock with respect to more than 400,000 shares of Common Stock;

       (iv) Restricted Stock Units that are denominated in shares of Common Stock with respect to more than 400,000 shares of Common Stock;

       (v) Performance Awards that are denominated in shares of Common Stock with respect to more than 200,000 shares; and

       (vi) Incentive Awards denominated in shares of Common Stock with respect to more than 200,000 shares.

       (b) The maximum dollar value payable to any Employee Participant in any one fiscal year of the Corporation with respect to Restricted Stock Units, Performance Awards or Incentive Awards that are valued in cash or property other than Common Stock shall be limited to the lesser of $2,000,000 or four times the Participant's base salary for the fiscal year.

       (c) If an Award is cancelled, the cancelled Award shall continue to be counted towards the applicable limitations set forth above.

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**VIII. TERMINATION OF EMPLOYMENT OR SERVICES**

       8.1 **Options and Stock Appreciation Rights**. Unless otherwise provided in a Participant's Agreement:

(a) If, prior to the date when an Option or Stock Appreciation Right first becomes Vested, a Participant's employment or services are terminated for any reason, the Participant's right to exercise the Option or Stock Appreciation Right shall terminate and all rights thereunder shall cease.

(b) If, on or after the date when an Option or Stock Appreciation Right first becomes Vested, a Participant's employment or services are terminated for any reason other than death or Disability, the Participant shall have the right, within the earlier of (i) the expiration of the Option or Stock Appreciation Right, and (ii) three (3) months after termination of employment or services, as applicable, to exercise the Option or Stock Appreciation Right to the extent that it was exercisable and unexercised on the date of the Participant's termination of employment or services, subject to any other limitation on the exercise of the Option or Stock Appreciation Right in effect on the date of exercise.

(c) If, on or after the date when an Option or Stock Appreciation Right first becomes Vested, a Participant's employment or services are terminated due to the Participant's death while the Option or Stock Appreciation Right is still exercisable, the person or persons to whom the Option or Stock Appreciation Right shall have been transferred by will or the laws of descent and distribution, shall have the right within the exercise period specified in the Participant's Agreement to exercise the Option or Stock Appreciation Right to the extent that it was exercisable and unexercised on the Participant's date of death, subject to any other limitation on exercise in effect on the date of exercise. The beneficial tax treatment of an Incentive Stock Option may be forfeited if the Option is exercised more than one year after a Participant's date of death.

(d) If, on or after the date when an Option or Stock Appreciation Right first becomes Vested, a Participant's employment or services are terminated due to the Participant's Disability, the Participant shall have the right, within the exercise period specified in the Participant's Agreement, to exercise the Option or Stock Appreciation Right to the extent that it was exercisable and unexercised on the date of the Participant's termination of employment or services due to Disability, subject to any other limitation on the exercise of the Option or Stock Appreciation Right in effect on the date of exercise. If the Participant dies after termination of employment or services, as applicable, while the Option or Stock Appreciation Right is still exercisable, the Option or Stock Appreciation Right shall be exercisable in accordance with the terms of Section 8.1(c).

(e) For the avoidance of doubt, the Committee, at the time of a Participant's termination of employment or services, may accelerate the Participant's right to exercise an Option or Stock Appreciation Right or, subject to Sections 2.1 and 3.1 and Code Section 409A, may extend the term of the Option or Stock Appreciation Right.

(f) Shares subject to Options and Stock Appreciation Rights that are not exercised in accordance with the provisions of (a) through (e) above shall expire and be forfeited by the Participant as of their expiration date.

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8.2 **Restricted Stock Awards, Restricted Stock Unit Awards, Performance Awards and Incentive Awards**. With respect to any Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Incentive Award, unless otherwise provided in a Participant's Agreement:

(a) If a Participant's employment or services are terminated for any reason, any portion of such Award that is not yet Vested shall terminate and be forfeited by the Participant.

(b) If, with respect to a Restricted Stock Award or Restricted Stock Unit Award, the terminated Participant was required to pay a purchase price for any Restricted Stock subject to such Award, other than the performance of services, the Corporation shall have the option to repurchase any shares acquired by the Participant which are still subject to the Restriction Period for the purchase price paid by the Participant.

(c) For the avoidance of doubt, the Committee, in its discretion, may provide in a Participant's Agreement for the continuation of any such Award after a Participant's employment or services are terminated or, subject to Code Section 409A, may waive or change the remaining conditions, goals or restrictions, or add additional conditions, goals or restrictions, with respect to such Award as it deems appropriate. Notwithstanding the foregoing, the Committee shall not waive any restrictions on any such Award that is designated (or deemed designated) as a Code Section 162(m) Award, but the Committee may provide in the Participant's Agreement or otherwise that, upon the Participant's termination of employment due to death or Disability or a Change in Control Termination prior to Vesting of such Award, the Award shall be deemed to have been Vested on terms determined by the Committee.

8.3 **Other Provisions**. The transfer of an Employee from one corporation to another among the Corporation and any of its Subsidiaries, or a leave of absence under the leave policy of the Corporation or any of its Subsidiaries shall not be a termination of employment for purposes of the Plan, unless a provision to the contrary is expressly stated by the Committee in a Participant's Agreement issued under the Plan.

IX. ADJUSTMENTS AND CHANGE IN CONTROL

9.1 **Adjustments**. In the event of a merger, statutory share exchange, reorganization, consolidation, recapitalization, dividend or distribution (whether in cash, shares or other property), stock split, reverse stock split, spin-off or similar transaction or other change in corporate structure affecting the Common Stock or the value thereof, such adjustments and other substitutions shall be made to the Plan and Awards as the Committee, in its sole discretion, deems equitable or appropriate, including adjustments in the aggregate number, class and kind of securities that may be delivered under the Plan and, in the aggregate or to any one Participant, in the number, class, kind and option or exercise price of securities subject to outstanding Awards granted under the Plan (including, if the Committee deems appropriate, the substitution of cash, similar options to purchase the shares of, or other awards denominated in the shares of, another company, or other property, as the Committee may determine to be appropriate in its sole discretion). Any of the foregoing adjustments may provide for the elimination of any fractional share which might otherwise become subject to any Award.

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9.2 **Change in Control**.

(a) With respect to an Employee Participant and notwithstanding anything contained herein to the contrary, unless otherwise provided in such Employee Participant's Agreement or elsewhere, upon a Change in Control Termination, the following shall occur: (i) any outstanding Option or Stock Appreciation Right granted hereunder immediately shall become fully Vested and exercisable, regardless of any installment provision applicable to such Option or Stock Appreciation Right; (ii) the remaining Restriction Period on any shares of Common Stock subject to a Restricted Stock or Restricted Stock Unit Award granted hereunder immediately shall lapse and the shares shall become fully transferable, subject to any applicable federal or state securities laws; (iii) all performance goals and conditions shall be deemed to have been satisfied and all restrictions shall lapse on any outstanding Performance Awards, which immediately shall become payable (either in full or pro-rata based on the portion of the applicable performance period completed as of the Change in Control Termination); and (iv) all performance targets and performance levels shall be deemed to have been satisfied for any outstanding Incentive Awards, which immediately shall become payable (either in full or pro-rata based on the portion of the applicable performance period completed as of the Change in Control Termination).

(b) With respect to a Participant other than an Employee Participant and notwithstanding anything contained herein to the contrary, unless otherwise provided in such Participant's Agreement or elsewhere, upon a Change in Control, the following shall occur: (i) any outstanding Option or Stock Appreciation Right granted hereunder immediately shall become fully Vested and exercisable, regardless of any installment provision applicable to such Option or Stock Appreciation Right; (ii) the remaining Restriction Period on any shares of Common Stock subject to a Restricted Stock or Restricted Stock Unit Award granted hereunder immediately shall lapse and the shares shall become fully transferable, subject to any applicable federal or state securities laws; (iii) all performance goals and conditions shall be deemed to have been satisfied and all restrictions shall lapse on any outstanding Performance Awards, which immediately shall become payable (either in full or pro-rata based on the portion of the applicable performance period completed as of the Change in Control); and (iv) all performance targets and performance levels shall be deemed to have been satisfied for any outstanding Incentive Awards, which immediately shall become payable (either in full or pro-rata based on the portion of the applicable performance period completed as of the Change in Control).

(c) The Committee may, in its sole discretion and without the consent of any Participant, determine that, upon the occurrence of a Change in Control, each or any Option or Stock Appreciation Right outstanding immediately prior to the Change in Control shall be cancelled in exchange for a payment with respect to each Vested share of Common Stock subject to such cancelled Option or Stock Appreciation Right in (i) cash, (ii) Common Stock, (iii) common stock of a corporation or other business entity that is a party to the Change in Control, or (iv) other property which, in any such case, shall be in an amount having a Fair Market Value equal to the excess of the Fair Market Value of the consideration to be paid per share of Common Stock in the Change in Control transaction over the exercise price per share under such Option or Stock Appreciation Right (the "Spread"). In the event such determination is made by the Committee, the Spread (reduced by applicable withholding taxes, if any) shall be paid to a

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Participant in respect of the Participant's cancelled Options and Stock Appreciation Rights on or as soon as practicable following the date of the Change in Control.

X. MISCELLANEOUS

10.1 **Partial Exercise/Fractional Shares**. The Committee may permit, and shall establish procedures for, the partial exercise of Options and Stock Appreciation Rights granted under the Plan. No fractional shares shall be issued in connection with the exercise of an Option or Stock Appreciation Right or payment of a Performance Award, Restricted Stock Award, Restricted Stock Unit Award, or Incentive Award (including associated Dividend Equivalents); instead, the Fair Market Value of the fractional shares shall be paid in cash, or at the discretion of the Committee, the number of shares shall be rounded down to the nearest whole number of shares and any fractional shares shall be disregarded.

10.2 **Rights Prior to Issuance of Shares**. No Participant shall have any rights as a shareholder with respect to shares covered by an Award until the issuance of a stock certificate for such shares or electronic transfer to the Participant (or book entry representing such shares has been made and such shares have been deposited with the appropriate registered book-entry custodian). No adjustment shall be made for dividends or other rights with respect to such shares for which the record date is prior to the date the certificate is issued or the shares are electronically delivered to the Participant's brokerage account (or book entry is made), except as otherwise provided in the Plan or a Participant's Agreement or by the Committee.

10.3 **Non Assignability; Certificate Legend; Removal**.

(a) Except as described below or as otherwise determined by the Committee in a Participant's Agreement, no Award shall be transferable by a Participant except by will or the laws of descent and distribution, and an Option or Stock Appreciation Right shall be exercised only by a Participant during the lifetime of the Participant. Notwithstanding the foregoing, a Participant may assign or transfer an Award that is not an Incentive Stock Option with the consent of the Committee (each transferee thereof, a "Permitted Assignee"); provided that such Permitted Assignee shall be bound by and subject to all of the terms and conditions of the Plan and any Agreement relating to the transferred Award and shall execute an agreement satisfactory to the Corporation evidencing such obligations; and provided further that such Participant shall remain bound by the terms and conditions of the Plan.

(b) Each certificate representing shares of Common Stock subject to an Award, to the extent a certificate is issued, shall bear the following legend:

> The sale or other transfer of the shares of stock represented by this certificate, whether voluntary, involuntary or by operation of law, is subject to certain restrictions on transfer set forth in the Rockwell Medical, Inc. 2017 Long Term Incentive Plan ("Plan"), rules and administrative guidelines adopted pursuant to such Plan and an Agreement dated _____ , _____ . A copy of the Plan, such rules and such Agreement may be obtained from the Secretary of Rockwell Medical, Inc.

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If shares are issued in book entry form, a notation to the same restrictive effect as the legend above shall be placed on the transfer agent's books in connection with such shares.

(c) Subject to applicable federal and state securities laws, issued shares of Common Stock subject to an Award shall become freely transferable by the Participant after all applicable restrictions, limitations, performance requirements or other conditions have terminated, expired, lapsed or been satisfied. Once such issued shares of Common Stock are released from such restrictions, limitations, performance requirements or other conditions, the Participant shall be entitled to have the legend required by this Section 10.3 removed from the applicable Common Stock certificate (or notation removed from such book entry).

10.4 **Securities Laws**.

(a) Anything to the contrary herein notwithstanding, the Corporation's obligation to sell and deliver Common Stock pursuant to the exercise of an Option or Stock Appreciation Right or deliver Common Stock pursuant to a Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Incentive Award is subject to such compliance with federal and state laws, rules and regulations applying to the authorization, issuance or sale of securities as the Corporation deems necessary or advisable. The Corporation shall not be required to sell and deliver or issue Common Stock unless and until it receives satisfactory assurance that the issuance or transfer of such shares shall not violate any of the provisions of the Securities Act or the Exchange Act, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder or those of the Stock Exchange or any stock exchange on which the Common Stock may be listed, the provisions of any other applicable laws governing the sale of securities, or that there has been compliance with the provisions of such acts, rules, regulations and laws.

(b) The Committee may impose such restrictions on any shares of Common Stock acquired pursuant to the exercise of an Option or Stock Appreciation Right or the grant of Restricted Stock or Restricted Stock Units or the payment of a Performance Award or Incentive Award under the Plan as it may deem advisable, including restrictions (i) under applicable federal securities laws; (ii) under the requirements of the Stock Exchange or any other securities exchange or recognized trading market upon which such shares of Common Stock are then listed or traded; and (iii) under any blue sky or other applicable securities laws.

10.5 **Withholding Taxes**.

(a) The Corporation shall have the right to withhold from a Participant's compensation or require a Participant to remit sufficient funds to satisfy applicable withholding for income and employment taxes upon the exercise of an Option or Stock Appreciation Right or the Vesting or payment of a Restricted Stock Award, Restricted Stock Unit Award, Performance Award or Incentive Award. A Participant may, in order to fulfill the withholding obligation, tender shares of Common Stock or have shares of stock withheld from the exercise or Vested portion of the Award, provided that the shares tendered or withheld have an aggregate Fair Market Value sufficient to satisfy in whole or in part the applicable withholding taxes. Other payment methods set forth in Sections 2.4 may also be utilized to satisfy any applicable

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withholding requirements. The Corporation may not withhold from the exercise of an Option more shares than are necessary to meet tax withholding obligations owed by Participant.

(b) Notwithstanding the foregoing, a Participant may not use shares of Common Stock to satisfy the withholding requirements to the extent that (i) there is a substantial likelihood that the use of such form of payment or the timing of such form of payment would subject the Participant to a substantial risk of liability under Section 16 of the Exchange Act; (ii) such withholding would constitute a violation of the provisions of any law or regulation (including the Sarbanes-Oxley Act of 2002); or (iii) there is a substantial likelihood that the use of such form of payment would result in adverse accounting treatment to the Corporation under generally accepted accounting principles.

10.6 **Termination and Amendment**.

(a) The Board may terminate the Plan, or the granting of Awards under the Plan, at any time.

(b) The Board may amend or modify the Plan at any time and from time to time, and the Committee may amend or modify the terms of an outstanding Agreement at any time and from time to time, but no amendment or modification, without the approval of the shareholders of the Corporation, shall (i) materially increase the benefits accruing to Participants under the Plan; (ii) increase the amount of Common Stock for which Awards may be made under the Plan, except as permitted under Sections 1.7 and Article IX; or (iii) change the provisions relating to the eligibility of individuals to whom Awards may be made under the Plan. In addition, if the Corporation's Common Stock is listed on a Stock Exchange, the Board may not amend the Plan in a manner requiring approval of the shareholders of the Corporation under the rules of the Stock Exchange without obtaining the approval of the shareholders.

(c) No amendment, modification, or termination of the Plan or an outstanding Agreement shall in any manner materially and adversely affect any then outstanding Award under the Plan without the consent of the Participant holding such Award, except as set forth in any Agreement relating to the Award, as set forth in Sections 9.2 or 10.10, or to bring the Plan and/or an Award into compliance with the requirements of Code Section 409A or to qualify for an exemption under Code Section 409A.

10.7 **Code Section 409A**. It is intended that Awards granted under the Plan shall be exempt from or in compliance with Code Section 409A, and the provisions of the Plan are to be construed accordingly. The Board reserves the right to amend the terms of the Plan and the Committee reserves the right to amend any outstanding Agreement if necessary either to exempt such Award from Code Section 409A or comply with the requirements of Code Section 409A, as applicable. However, unless otherwise specified herein or in a Participant's Agreement, in no event shall the Corporation or a Subsidiary be responsible for any tax or penalty owed by a Participant or beneficiary with regard to an Award payment. Notwithstanding anything in the Plan to the contrary, all or part of an Award payment to a Participant who is determined to constitute a "specified employee" (as defined in Code Section 409A and regulations thereunder) at the time of separation from service, shall be delayed (if then required) under Code Section 409A, and paid in an aggregated lump sum on the first business day following the date that is six

23

months after the date of the Participant's separation from service, or the date of the Participant's death, if earlier; any remaining payments shall be paid on their regularly scheduled payment dates. For purposes of the Plan and any Agreement, the terms "separation from service" or "termination of employment" (or variations thereof) shall be synonymous with the meaning given to the term "separation from service" as defined in Code Section 409A and regulations thereunder.

      10.8 **Effect on Employment or Services**. Neither the adoption of the Plan nor the granting of any Award pursuant to the Plan shall be deemed to create any right in any individual to be retained or continued in the employment or services of the Corporation or a Subsidiary.

      10.9 **Use of Proceeds**. The proceeds received from the sale of Common Stock pursuant to the Plan shall be used for general corporate purposes of the Corporation.

      10.10 **Severability**. If any one or more of the provisions (or any part thereof) of this Plan or of any Agreement issued hereunder, shall be held to be invalid, illegal or unenforceable in any respect, such provision shall be modified so as to make it valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions (or any part thereof) of the Plan or of any Agreement shall not in any way be affected or impaired thereby. The Board may, without the consent of any Participant, and in a manner determined necessary solely in the discretion of the Board, amend the Plan and any outstanding Agreement as the Corporation deems necessary to ensure the Plan and all Awards remain valid, legal or enforceable in all respects.

      10.11 **Beneficiary Designation**. Except as otherwise designated in a Participant's Agreement, and subject to local laws and procedures, each Participant may file a written beneficiary designation with the Corporation stating who is to receive any benefit under the Plan to which the Participant is entitled in the event of such Participant's death before receipt of any or all of a Plan benefit. Each designation shall revoke all prior designations by the same Participant, be in a form prescribed by the Corporation, and become effective only when filed by the Participant in writing with the Corporation during the Participant's lifetime. If a Participant dies without an effective beneficiary designation for a beneficiary who is living at the time of the Participant's death, the Corporation shall pay any remaining unpaid benefits to the Participant's legal representative.

      10.12 **Unfunded Obligation**. A Participant shall have the status of a general unsecured creditor of the Corporation. Any amounts payable to a Participant pursuant to the Plan shall be unfunded and unsecured obligations for all purposes. The Corporation shall not be required to segregate any monies from its general funds, or to create any trusts, or establish any special accounts with respect to such obligations. The Corporation shall retain at all times beneficial ownership of any investments, including trust investments, which the Corporation may make to fulfill its payment obligations hereunder. Any investments or the creation or maintenance of any trust or any Participant account shall not create or constitute a trust or fiduciary relationship between the Committee or the Corporation and a Participant, or otherwise create any Vested or beneficial interest in any Participant or the Participant's creditors in any assets of the Corporation. A Participant shall have no claim against the Corporation for any changes in the

24

value of any assets which may be invested or reinvested by the Corporation with respect to the Plan.

      10.13 **Approval of Plan**. The Plan shall be subject to the approval of the holders of at least a majority of the votes cast on a proposal to approve the Plan at a duly held meeting of shareholders of the Corporation held within 12 months after adoption of the Plan by the Board. No Award granted under the Plan may be exercised or paid in whole or in part unless the Plan has been approved by the shareholders as provided herein. If not approved by shareholders within such 12 month period, the Plan and any Awards granted under the Plan shall be null and void, with no further force or effect.

      10.14 **Governing Law**. Except to the extent governed by applicable federal law, the validity, interpretation, construction and performance of the Plan and Agreements under the Plan, shall be governed by the laws of the State of Michigan, without regard to its conflict of law rules.

IN WITNESS WHEREOF, this Rockwell Medical, Inc. 2017 Long Term Incentive Plan has been executed on behalf of the Corporation as of this 1st day of March, 2017.

ROCKWELL MEDICAL, INC.

By: /s/ Robert L. Chioini
Its: Chief Executive Officer

Board Approval: March 1, 2017
Shareholder Approval: , 2017

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ANNUAL MEETING OF SHAREHOLDERS OF ROCKWELL MEDICAL, INC.
[   ], 2017

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL


The Notice of Meeting, proxy statement, proxy card and 2016 annual report to shareholders are available at
http://www.rockwellmed.com/invest htm
Please sign, date and mail your **WHITE** proxy card in the envelope provided as soon as possible.

Please detach along perforated line and mail the **WHITE** proxy card in the envelope provided.

This Proxy is solicited on behalf of our Board of Directors. The Board recommends a vote "FOR" the nominee in Proposal 1, "FOR" Proposals 2, 4 and 5, and for the "3 YEAR" choice on Proposal 3. PLEASE SIGN, DATE AND RETURN THE WHITE PROXY CARD PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.   Election of Class II Director.

NOMINEE:	FOR	WITHHOLD		
David T. Domzalski	☐	☐		

	FOR	AGAINST	ABSTAIN	
2. Approve, by non-binding proposal, the compensation of the named executive officers.	☐	☐	☐	

	ONE YEAR	TWO YEARS	THREE YEARS	ABSTAIN
3. Recommend, by non-binding proposal, the frequency of shareholder advisory votes on the compensation of the named executive officers.	☐	☐	☐	☐

	FOR	AGAINST	ABSTAIN	
4. Approve the 2017 Long Term Incentive Plan.	☐	☐	☐	

	FOR	AGAINST	ABSTAIN	
5. Approve a proposal to ratify the selection of Plante & Moran, PLLC as our independent registered public accounting firm for 2017.	☐	☐	☐	

In their discretion with respect to any other matters that may properly come before the meeting.

This proxy will be voted, when properly executed, in accordance with the specifications made herein. If no instructions are indicated, the shares represented by this Proxy will be voted FOR the nominee in Proposal 1, FOR Proposals 2, 4 and 5, and for the 3 YEAR choice on Proposal 3.

Please date, sign and return this WHITE proxy card promptly in the enclosed envelope.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.	☐	Mark the box to the right if you plan to attend the annual meeting. ☐

_____   _____   _____   _____
Signature of Shareholder   Date: Signature of Shareholder   Date:
Title: Title:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

REVOCABLE PROXY
ROCKWELL MEDICAL, INC.
ANNUAL MEETING OF SHAREHOLDERS [   ], 2017

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF ROCKWELL MEDICAL, INC.

The undersigned, as a shareholder of record on [   ], 2017, hereby appoints Robert L. Chioini and Thomas E. Klema, and each of them, attorneys and proxies with full power of substitution in each of them, in the name, place and stead of the undersigned and hereby authorizes them to vote as proxy all of the common shares, no par value, of Rockwell Medical, Inc. (the "Company") which the undersigned would be entitled to vote if then personally present at the Annual Meeting of Shareholders of the Company to be held on [   ], 2017 at [   ], and at any and all adjournments or postponements thereof, upon those matters set forth in the Notice of Annual Meeting and Proxy Statement dated [   ], 2017 (receipt of which is hereby acknowledged) as designated on the reverse side. In their discretion, to the extent permitted by law, the proxies are also authorized to vote upon all such other matters as may properly come before the meeting, including the election of any person to the Board of Directors where a nominee named in the Proxy Statement dated [   ], 2017, is unable to serve or, for good cause, will not serve. The undersigned ratifies all that the proxies or either of them or their substitutes may lawfully do or cause to be done by virtue hereof and revokes all former proxies.

(Continued and to be Signed on Reverse Side)

EXHIBIT

I

PREC14A 1 prec14a11265002_04052017 htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No.)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒   Preliminary Proxy Statement

☐   Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐   Definitive Proxy Statement

☐   Definitive Additional Materials

☐   Soliciting Material Under Rule 14a-12

ROCKWELL MEDICAL, INC.
(Name of Registrant as Specified in Its Charter)

RICHMOND BROTHERS, INC.
RBI PRIVATE INVESTMENT I, LLC
RBI PRIVATE INVESTMENT II, LLC
RBI PI MANAGER, LLC
RICHMOND BROTHERS 401(K) PROFIT SHARING PLAN
DAVID S. RICHMOND
MATTHEW J. CURFMAN
NORMAN J. RAVICH IRREVOCABLE TRUST
NORMAN AND SALLY RAVICH FAMILY TRUST
ALEXANDER COLEMAN RAVICH 1991 IRREVOCABLE TRUST
ALYSSA DANIELLE RAVICH 1991 IRREVOCABLE TRUST
MARK H. RAVICH

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒   No fee required.

☐   Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

---

(1)   Title of each class of securities to which transaction applies:

---

(2)   Aggregate number of securities to which transaction applies:

---

(3)   Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

---

(4)   Proposed maximum aggregate value of transaction:

---

(5)   Total fee paid:

☐   Fee paid previously with preliminary materials:

☐   Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

---

(1)   Amount previously paid:

---

(2)   Form, Schedule or Registration Statement No.:

---

(3)   Filing Party:

---

(4)   Date Filed:

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 5, 2017

RICHMOND BROTHERS, INC. AND MARK H. RAVICH

_____, 2017

Dear Fellow Rockwell Shareholder:

  Richmond Brothers, Inc., Mark H. Ravich and the other participants in this solicitation (collectively, "Richmond Brothers" or "we") are the beneficial owners of an aggregate of 6,152,696 shares of common stock, no par value per share (the "Common Stock"), of Rockwell Medical, Inc., a Michigan corporation ("Rockwell" or the "Company"), representing approximately 11.9% of the outstanding shares of Common Stock. For the reasons set forth in the attached Proxy Statement, we believe meaningful changes to the composition of the Board of Directors of the Company (the "Board") are necessary in order to ensure that the Company is being run in a manner consistent with your best interests. We are seeking your support for the election of our nominee at the annual meeting of shareholders scheduled to be held at [_____], on [_____], 2017 at [_:__ _ m., local time] (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the "Annual Meeting"). We are seeking representation on the Board because we believe that the Board will benefit from the addition of a direct shareholder representative committed to good corporate governance practices and an objective of enhancing value for the benefit of all Rockwell shareholders. The individual that we have nominated is highly-qualified, capable and ready to serve the shareholders of Rockwell.

  Our interests are fully aligned with the interests of all Rockwell shareholders. We believe that there is significant value to be realized at Rockwell. However, we are concerned that the Board is not taking the appropriate actions to address the Company's continuing underperformance. Given the Company's financial and stock price underperformance under the oversight of the current Board, we strongly believe that the Board must be reconstituted to ensure that the interests of the shareholders, the true owners of Rockwell, are appropriately represented in the boardroom, and that the Board takes the necessary steps to help the Company's shareholders realize maximum value for their investment. The Company has a classified Board, which is currently divided into three (3) classes. The term of one (1) Class II director expires at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our nominee in opposition to the Company's director nominee for the class with terms ending in 2020. [If it remains the case that the term of only one (1) director will expire at the Annual Meeting, we will withdraw one (1) of our two (2) nominees.] Your vote to elect our nominee will have the legal effect of replacing one (1) incumbent director with our nominee. If elected, our nominee will constitute a minority on the Board and there can be no guarantee that our nominee will be able to implement the actions that he believes are necessary to unlock shareholder value.

  We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed **BLUE** proxy card today. The attached Proxy Statement and the enclosed **BLUE** proxy card are first being furnished to the shareholders on or about _____, 2017.

  If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated **BLUE** proxy card or by voting in person at the Annual Meeting.

Please be advised that, as explained in the attached Proxy Statement, Rockwell has filed a lawsuit against Richmond Brothers alleging certain violations of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Although we believe these allegations are meritless, part of Rockwell's requested relief is that we could be enjoined from voting shares of Common Stock or soliciting proxies at the Annual Meeting depending on the court's ruling. Please be advised that, depending on the outcome of the litigation, there is a risk that shares represented by a **BLUE** proxy card may not be voted or counted at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, which is assisting us, at its address and toll-free numbers listed below.


Thank you for your support,

/s/ David S. Richmond and Mark. H. Ravich

Richmond Brothers, Inc. and Mark H. Ravich


*If you have any questions, require assistance in voting your **BLUE** proxy card,*
or need additional copies of Richmond Brothers' proxy materials,
please contact Saratoga at the phone numbers listed below.



Saratoga Proxy Consulting LLC

520 8th Avenue, 14th Floor
New York, NY 10018
(212) 257-1311

Shareholders call toll free at (888) 368-0379
Email: info@saratogaproxy.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 5, 2017

2017 ANNUAL MEETING OF SHAREHOLDERS
OF
ROCKWELL MEDICAL, INC.

_____

PROXY STATEMENT
OF
RICHMOND BROTHERS, INC. AND MARK H. RAVICH

_____

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

Richmond Brothers, Inc. ("RB Inc."), RBI Private Investment I, LLC ("RBI PI"), RBI Private Investment II, LLC ("RBI PII"), RBI PI Manager, LLC ("RBI Manager"), Richmond Brothers 401(k) Profit Sharing Plan ("RBI Plan"), David S. Richmond, Matthew J. Curfman, Norman J. Ravich Irrevocable Trust ("NJR Trust"), Norman and Sally Ravich Family Trust ("NSR Trust"), Alexander Coleman Ravich 1991 Irrevocable Trust ("ACR Trust"), Alyssa Danielle Ravich 1991 Irrevocable Trust ("ADR Trust") and Mark H. Ravich (collectively, "Richmond Brothers" or "we") are significant shareholders of Rockwell Medical, Inc., a Michigan corporation ("Rockwell" or the "Company"), who collectively beneficially own an aggregate of 6,152,696 shares of common stock, no par value per share (the "Common Stock"), of the Company, representing approximately 11.9% of the outstanding shares of Common Stock. We believe that the Board of Directors of the Company (the "Board") must be meaningfully reconstituted to ensure that the Board takes the necessary steps for the Company's shareholders to realize the maximum value of their investments. We have nominated a director candidate who is fully committed to representing the best interests of shareholders and exploring all opportunities to unlock shareholder value. We are seeking your support at the annual meeting of shareholders scheduled to be held at [_____], on [_____], 2017 at [_:__ _ m., local time] (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the "Annual Meeting"), for the following:

1. To elect Richmond Brothers' director nominee, [Mark H. Ravich / David S. Richmond] (the "Nominee"), to the Board as a Class II director to serve until the 2020 annual meeting of shareholders and until his successor is duly elected and qualified;

2. To hold a non-binding advisory vote on the compensation of the Company's named executive officers;

3. To hold a non-binding advisory vote on the frequency of shareholder advisory votes on the compensation of the named executive officers;

4. To hold a vote on the approval of the Company's 2017 Long Term Incentive Plan (the "2017 LTIP");

5. To ratify the selection of Plante & Moran, PLLC as the Company's independent registered public accounting firm for 2017; and

6. To transact such other business as may properly come before the Annual Meeting.

As of the date hereof, the participants in this solicitation collectively own 6,152,696 shares of Common Stock (the "Richmond Brothers Group Shares"). We intend to vote such shares **FOR** the election of the Nominee, **AGAINST** the approval of the advisory vote on the compensation of the Company's named executive officers, **ONE YEAR** with respect to the advisory vote on the frequency of shareholder advisory votes on the compensation of the named executive officers, **AGAINST** the approval of the 2017 LTIP, and **FOR** the ratification of the selection of Plante & Moran, PLLC as the independent registered public accounting firm of the Company for the 2017 fiscal year, as described herein.

The Company has set the close of business on [_____ __], 2017 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the "Record Date"). The mailing address of the principal executive offices of the Company is 30142 Wixom Road, Wixom, Michigan 48393. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were 52,057,711 shares of Common Stock outstanding.

THIS SOLICITATION IS BEING MADE BY RICHMOND BROTHERS AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH RICHMOND BROTHERS IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED **BLUE** PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

RICHMOND BROTHERS URGES YOU TO SIGN, DATE AND RETURN THE **BLUE** PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEE.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED **BLUE** PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our BLUE proxy card are available at [http://www._____]

_____

IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own. Richmond Brothers urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominee and in accordance with Richmond Brothers' recommendations on the other proposals on the agenda for the Annual Meeting.

- If your shares of Common Stock are registered in your own name, please sign and date the enclosed **BLUE** proxy card and return it to Richmond Brothers, c/o Saratoga Proxy Consulting LLC ("Saratoga"), in the enclosed postage-paid envelope today.

- If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a **BLUE** voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

- Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked "withhold" as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our Nominee only on our **BLUE** proxy card. So please make certain that the latest dated proxy card you return is the **BLUE** proxy card.

*If you have any questions, require assistance in voting your **BLUE** proxy card, or need additional copies of Richmond Brothers' proxy materials, please contact Saratoga at the phone numbers listed below.*



Saratoga Proxy Consulting LLC

520 8th Avenue, 14th Floor
New York, NY 10018
(212) 257-1311

Shareholders call toll free at (888) 368-0379
Email: info@saratogaproxy.com

Background to the Solicitation

The following is a chronology of events leading up to this proxy solicitation:

- The members of Richmond Brothers are long-term shareholders of Rockwell, some of whom initially invested in the Company approximately 15 years ago.

- Beginning in early 2016, Mark H. Ravich had discussions with David S. Richmond, Chris Paxos, Jay F. Joliat, David Hagelstein and a now-deceased shareholder, among others, regarding the performance of the Company and its issues. Mr. Ravich asked the other shareholders to join with him in corresponding with the Company, and thereafter sent several letters and emails expressing their common concerns to the Company's Chairman and CEO, Robert L. Chioini. Such parties were like-minded shareholders who shared certain concerns and had suggestions for Mr. Chioini to consider in his capacity as the Company's CEO. Collective communications began on February 4, 2016 and ceased March 4, 2016.

- On March 14 and 16, 2016, Mr. Richmond sent Mr. Chioini email correspondence regarding Mr. Chioini's invitation to meet individually with Mr. Richmond at the Company's headquarters.

- In late March 2016, Mr. Richmond met with Mr. Chioini at the Company's headquarters.

- In April 2016, Mr. Richmond individually sent several communications to Mr. Chioini regarding his ongoing concerns and suggestions for the Company, including that the Company consider adding an independent director to the Board.

- In June 2016, the Company held its 2016 annual meeting of shareholders (the "2016 Annual Meeting") without any of the members of Richmond Brothers attempting to influence the voting or withholding of proxies.

- On June 23, 2016, the Company filed a Form 8-K disclosing that, effective June 22, 2016, the size of the Board was increased to five members and Dr. Robin L. Smith was appointed as a director of the Company. The Company did not disclose which class of directors Dr. Smith was appointed to.

- On September 19, 2016, Mr. Richmond emailed Mr. Chioini seeking to arrange a meeting. Mr. Richmond followed up on September 22, 2016 reiterating his request for a meeting.

- On October 3, 2016, Mr. Richmond received a response from Mr. Chioini indicating that a meeting was not appropriate at this time. Mr. Richmond responded on the same day expressing his disappointment that the Company would ignore its largest shareholder and reiterated that he would like to meet with management to understand the Company's vision for the future.

- On February 20, 2017, certain members of Richmond Brothers entered into a Group Agreement (the "Group Agreement") pursuant to which such parties agreed, among other things, to (i) engage in discussions with the Company regarding means to enhance shareholder value and the corporate governance of the Company, (ii) take all other action necessary to achieve the foregoing and (iii) take any other actions the group determines to undertake in connection with their respective investments in the Company.

- On February 21, 2017, Richmond Brothers filed a Schedule 13D with the Securities and Exchange Commission (the "SEC") disclosing beneficial ownership in approximately 11.9% of the Company's outstanding shares of Common Stock. In the Schedule 13D, Richmond Brothers disclosed its intention to engage in discussions with the Company's management team, the Board, shareholders of the Company and other interested parties regarding the Company's capital allocation, corporate governance (including Board composition), operations, strategic plans and other means to enhance shareholder value.

- On March 1, 2017, Mr. Ravich, on behalf of himself and the other members of Richmond Brothers, delivered a letter (the "Nomination Letter") to the Company, in accordance with its Bylaws, nominating Mark H. Ravich and David S. Richmond for election to the Board at the Annual Meeting. In the Nomination Letter, Mr. Ravich stated his belief that the terms of at least one, and as many as two, Class II directors currently serving on the Board expire at the Annual Meeting following the Company's appointment of Dr. Smith to the Board in June 2016. To the extent that only one seat is up for election at the Annual Meeting, Mr. Ravich stated that he will withdraw one of his nominees.

- On March 2, 2017, Richmond Brothers issued a press release announcing the delivery of the Nomination Letter. In the press release, Richmond Brothers expressed its belief that the Company's continuous strategic and execution failures and weak corporate governance have led to years of underperformance. Richmond Brothers noted that the Company has failed to monetize its promising drugs Triferic and Calcitriol and expressed its concerns that the incumbent Board and management team continue to ignore the best interests of shareholders. Richmond Brothers explained that after its efforts to engage in constructive dialogue with the Board and management team were repeatedly rebuffed, Richmond Brothers felt it was left with no choice other than to nominate candidates for election to the Board. Also on March 2, 2017, Richmond Brothers filed an amendment to its Schedule 13D disclosing the delivery of the Nomination Letter and the issuance of the press release.

- Also on March 2, 2017, the Company issued a press release announcing that David T. Domzalski has been nominated to the Board and will replace director Kenneth L. Holt, who the Company announced will not be standing for re-election at the Annual Meeting.

- Also on March 2, 2017, a representative of Rockwell contacted Richmond Brothers' legal counsel and advised that the Company is prepared to file a lawsuit against Richmond Brothers and others alleging violations of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated thereunder, if Richmond Brothers proceeded with its nomination.

- On March 3, 2017, a representative of Rockwell had a discussion with Richmond Brothers' legal counsel advising that Rockwell is likely to file a lawsuit against Richmond Brothers the following week and thus encouraged Richmond Brothers to abandon its nomination.

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- Also on March 3, 2017, Richmond Brothers sent a private letter to Mr. Chioini noting its belief that Mr. Domzalski's nomination was clearly a defensive and reactionary approach to Richmond Brothers' public involvement at Rockwell. Richmond Brothers reiterated its belief that the Company should be more responsive to shareholder concerns regarding specific governance issues such as executive compensation, the composition of the Board and transparent communications with investors. Richmond Brothers requested an opportunity to discuss its concerns with Mr. Chioini and made clear that it desires to engage constructively with the Board.

- On March 7, 2017, Mr. Richmond and Mr. Chioini engaged in a telephone conversation. During the conversation, Mr. Chioini informed Mr. Richmond that Rockwell would not initiate litigation against Richmond Brothers if the Nomination Letter is withdrawn and Richmond Brothers agrees not to nominate or otherwise seek to influence management or the Board for at least the next 12 to 24 months.

- On March 8, 2017, Richmond Brothers responded to Mr. Chioini's offer by explaining its belief that if the Company initiates litigation against Richmond Brothers, it will reaffirm its belief that Mr. Chioini and the other members of the Board will do whatever it takes to insulate and entrench themselves against the will of the Company's shareholders - the true owners of the Company. Richmond Brothers called on the Company to run a fair election with no litigation by either side and let the cards fall where they may; however, Richmond Brothers made clear that it will vigorously defend itself if necessary.

- Also on March 8, 2017, the Company filed suit in the Eastern District of Michigan against, amongst others, Messrs. Ravich and Richmond, alleging violations of Exchange Act Sections 13(d) and (g), 15 U.S.C. §78m, and the rules promulgated thereunder (the "Michigan Action"). The Complaint in the Michigan Action names as defendants the following individuals and entities (collectively, the "Defendants"):

  o David S. Richmond, Matthew J. Curfman, Richmond Brothers, Inc., RBI Private Investment I, LLC, RBI PI Manager, LLC and Richmond Brothers 401(k) Profit Sharing Plan (collectively, the "Richmond Defendants");

  o Mark H. Ravich, Norman J. Ravich Irrevocable Trust, Norman and Sally Ravich Family Trust, Alexander Coleman Ravich 1991 Irrevocable Trust and Alyssa Danielle Ravich 1991 Irrevocable Trust (collectively, the "Ravich Defendants");

  o Chris Paxos;

  o Jay F. Joliat; and

  o David Hagelstein.

Specifically, the Complaint states two causes of action (Counts I and III) against all of the Defendants:

  o Count I alleges that the Defendants violated Section 13(d) of the Exchange Act by failing to timely disclose in early 2016 that they had collectively acquired in excess of 5% of the Company's shares and entered into an agreement to act in concert with respect to their collective holdings; and

  o Count III alleges that the Defendants violated Section 13(d) of the Exchange Act when the Richmond Defendants and Ravich Defendants filed a Schedule 13D in February 2017, because the Schedule 13D does not disclose an alleged group between and among all Defendants.

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In the alternative to Count I, the Complaint contains a separate cause of action (Count II) alleging that the Richmond Defendants and the Ravich Defendants violated Section 13(d) of the Exchange Act by failing to timely disclose that they had collectively acquired in excess of 5% of the Company's shares and entered into an agreement to act in concert with respect to their collective holdings as of 2016, i.e. at some point earlier than their filing in February 2017.

Finally, in Count IV of the Complaint, the Company alleges that David S. Richmond and Richmond Brothers, Inc. violated Sections 13(d) and (g) of the Exchange Act by filing a false, misleading and incomplete Schedule 13G on May 6, 2016 and October 7, 2016, and by failing to file a Schedule 13D (prior their the February 2017 filing).

- On March 9, 2017, Richmond Brothers issued a press release responding to the Michigan Action. Richmond Brothers explained its belief that the allegations are baseless and untrue, and that Richmond Brothers believes that the lawsuit epitomizes the current Board and management team's efforts to entrench themselves.

- On March 15, 2017, Rockwell reported fourth quarter 2016 and full-year 2016 results.

- On March 16, 2017, Richmond Brothers issued a press release commenting on the Company's earnings announcement. Richmond Brothers explained that it remains discouraged by Rockwell's failure to execute and the continued delay in bringing Triferic to market. Richmond Brothers was further dismayed that shareholders were denied an opportunity to ask questions during the earnings call, reinforcing, in Richmond Brothers' opinion, the need for increased transparency with investors. Richmond Brothers further stated its belief that the Company's more transparent update regarding its drug pipeline is a reactive response to Richmond Brothers' public pressure.

- On March 17, 2017, Richmond Brothers filed an amendment to its Schedule 13D disclosing the Michigan Action, including attaching a copying of the Complaint. Richmond Brothers further explained that the Company's allegations are largely based on various communications from the Defendants directed to Mr. Chioini, beginning in February 2016. Richmond Brothers also attached such communications, which were intended to encourage the Company to voluntarily take action to improve its communications with shareholders and better its corporate governance practices, to the amendment to its Schedule 13D. Richmond Brothers further disclosed its belief that the Company should be considering all means to enhance shareholder value, and in furtherance of such, Richmond Brothers intends to communicate with private equity firms and other interested parties regarding means to enhance shareholder value.

- On March 21, 2017, Richmond Brothers filed a memorandum in opposition to Rockwell's motion for leave to conduct limited expedited discovery in the Michigan Action.

- On March 22, 2017, Richmond Brothers issued a press release further commenting on the Michigan Action. Richmond Brothers reiterated its belief that it did not violate any securities laws and strongly disputed the allegations the Company makes in its lawsuit. Richmond Brothers explained its belief that the lawsuit is nothing more than an attempt by Rockwell to create a sideshow and distract attention away from the real issues at hand, including the disappointing performance, management inexperience, lack of successful execution and subpar corporate governance that have persisted under Mr. Chioini's leadership.

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- On March 23, 2017, Richmond Brothers filed an amendment to its Schedule 13D disclosing that, on March 21, 2017, RBI PII entered into a Joinder Agreement (the "Joinder Agreement") to the Group Agreement, pursuant to which it agreed to be bound by the terms and conditions set forth therein.

- On March 24, 2017, Magistrate Judge Mona K. Majzoub issued a ruling in the United States District Court in the Eastern District of Michigan denying the Company's motion for leave to conduct limited expedited discovery. The Company has filed an objection to the ruling.

- On April 3, 2017, the Company filed its preliminary proxy statement, in which it announced certain changes to its corporate governance practices in apparent response to Richmond Brothers' public involvement.

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REASONS FOR THE SOLICITATION

WE BELIEVE THAT SIGNIFICANT IMPROVEMENT TO ROCKWELL'S BOARD IS NEEDED <u>NOW</u>

As long-time shareholders of the Company, the members of Richmond Brothers have conducted extensive due diligence on the Company. In doing so, we have carefully analyzed the Company's operating and financial performance, its corporate governance, and the competitive landscape in the biopharmaceutical industry in which it operates. We have also attempted to engage in a meaningful dialogue with the Board and management team – including multiple attempts over several years – to discuss our concerns and the opportunities that we believe are available to create value for the benefit of all shareholders.

We believe that our knowledge of the Company's business has given us a solid foundation for analyzing the Company's strategic initiatives and the incumbent Board and management team's ability to execute on these strategies, the degree to which the Company exhibits – or does not exhibit – good corporate governance, and the value-enhancing opportunities available to the Company. Unfortunately, the Company's Board has, in our view, overseen a lengthy period of poor stock price performance, poor execution, a failure to drive shareholder value creation and terrible corporate governance.

After our efforts to engage in constructive dialogue with the Board and management team were repeatedly rebuffed, we felt we were left with no choice other than to nominate an independent candidate for election to the Board, who we believe will be a strong voice in support of improved corporate governance, communication with shareholders and drive for increased shareholder value.

We Are Concerned with the Company's Stock Price Underperformance

We believe shareholders should be seriously concerned with the Company's poor stock price performance. As shown in the chart below, the Company has delivered negative returns – and has significantly underperformed the NASDAQ Biotechnology Index (INDEXNASDAQ: NBI) (the "NBI Index") – over the past one, three, five and ten-year periods.[1]

Total Shareholder Return

	1-Year	3-Year	5-Year	10-Year
RMTI	-24.2%	-52.5%	-38.6%	-21.8%
NBI Index	12.5%	12.4%	151.2%	293.2%
RMTI Underperformance	**-36.7%**	**-64.9%**	**-189.8%**	**-315%**

Source: Bloomberg

We believe that the Company's poor stock price performance stems from numerous problems that have dogged the Company under the Board's oversight and under the leadership of Chairman and CEO Robert Chioini, including a failure to execute against key strategic initiatives, a failure to monetize the Company's promising drug pipeline, a reluctance to communicate openly with shareholders and abysmal corporate governance – including excessive executive compensation practices. These shortcomings, we believe, have contributed to the Company's total shareholder return lagging the NBI Index by approximately 315% over the past 10 years.

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[1] Reflects total returns for the trailing 1-, 3-, 5-, and 10-year periods through February 20, 2017 (the day prior to Richmond Brothers' public involvement with respect to the Company).

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It is evident to us that the significant destruction of shareholder value that has persisted over the near and long term under the leadership of the incumbent Board warrants change in the boardroom.

We Are Concerned with the Company's Poor Corporate Governance Practices and Limitations of Shareholder Rights

We believe that the Company's poor corporate governance has severely limited the ability of shareholders to seek effective and meaningful change at the Company. The Board is classified into three separate classes, meaning its directors are only subject to re-election by shareholders once every three years. We believe that the ability of shareholders to select directors each year is an important check on the performance of the Board and is essential to allow shareholder input on the trajectory of the Company and ensuring the best individuals are on the Board to oversee their investment. It is our view that the Board's current classified structure hinders shareholders' ability to regularly and effectively evaluate directors' performances and both insulates and entrenches the incumbent directors.

Other corporate governance provisions that are problematic, in our view, include the fact that the Company requires action by written consent to be unanimous unless the proposed action is pre-approved by the Board, and the fact that the Company permits shareholders to call special meetings only upon the request of a majority of the outstanding shares. These provisions severely hamper the ability of shareholders to seek effective change between annual meetings. We believe it is contrary to good corporate governance practices for the Board to utilize Rockwell's corporate machinery to insulate itself from the Company's shareholders. Others have taken notice as well – for at least the past two years, leading proxy advisory firm Institutional Shareholder Services Inc. ("ISS") has assigned Rockwell its worst rating for corporate governance.[2]

We believe that the long tenure of many of the Company's directors demonstrates the degree to which the current Board is entrenched. Of the Company's five current directors, three have been on the Board for 17 years and a fourth has been a member for more than 11 years.[3] It is evident to us that the current Board has not been interested in proactively and continually adding new talent to the Board (or addressing other corporate governance shortcomings) absent shareholder intervention. Indeed, we believe that recent announcements such as naming a Lead Independent Director, nominating a new Board member, forming a Governance and Nominating Committee and implementing a majority voting policy are purely reactive actions by the Company based on wanting to win a proxy contest, rather than an altruistic desire to make much-needed improvements at the Company. Given that Rockwell failed to take any meaningful action to improve its corporate governance practices after ISS recommended a WITHHOLD vote with respect to Rockwell's directors standing for reelection at its past two annual meetings, we are led to believe that when left to its own devices, the Company is not interested in making proactive change absent a looming proxy contest. Simply put, we do not believe that the Company would have implemented its recent corporate governance enhancements without our involvement.

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[2] As of April 4, 2017, the Company maintained an ISS QualityScore of 10, the worst possible score on a scale of 1 to 10, indicating the highest governance risks, and had similarly been assigned a score of 10 by ISS in its benchmark reports for the Company's past two annual meetings.

[3] Richmond Brothers acknowledges that following the Annual Meeting, two directors will have served on the Board for 17 years and a third will have been a member for more than 11 years as a result of Mr. Holt not standing for reelection at the Annual Meeting.

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We are also concerned with Mr. Chioini's dual position as Chairman and CEO of the Company, which we believe is a factor in the Board's ineffective oversight of the Company. Separating the roles of Chairman and CEO is broadly considered a corporate governance best practice as it promotes oversight of risk, curbs conflicts of interests and more effectively manages the relationship between the Board and management. Conversely, combining the Chairman and CEO roles is largely considered by governance experts and commentators to be a governance flaw because of the undue concentration of control and the inherent conflicts.

We Are Concerned with the Company's Executive Compensation Practices

We believe that the Company has exhibited egregious executive compensation practices, which – in our view – reward potential (and the passage of time) rather than actual results. Chairman and CEO Chioini's compensation is significantly above industry standards and he has been granted excessive short-dated stock options – taking advantage of the low stock price we believe he helped create – despite the Company's poor performance.

While public shareholders were significantly diluted by the Company's botched financing in 2013, Mr. Chioini has managed to more than make up for this dilution via his excessive option grants. According to the Company's proxy statement, at year-end 2016, Mr. Chioini possessed 2,483,331 exercisable options at various execution prices and an additional 766,669 options that have not vested yet, not to mention the 1,140,000 options that Mr. Chioini has exercised since June 2013 alone.[4]

We believe it is clear that Rockwell's compensation practices have been nothing short of abysmal over the years. ISS has repeatedly raised high levels of concern with respect to the alignment of CEO pay and the Company's performance. Despite the Company's poor performance as noted above, Mr. Chioini's pay was 5.49 times the median of Rockwell's peers in 2014 and 4.61 times the median of its peers in 2015.[5] As such, we find the Company's disclosure in its proxy statement that it has historically "considered the practices of [its] peers and market pay practice when setting compensation for [its] NEOs" to be quite amusing. Did the Company consider and disregard such information? Although executive compensation was lower in 2016, whether that being a product of shareholders defeating the Company's compensation plan (the "2016 LTIP") at the 2016 Annual Meeting or management's fear of facing an advisory vote on executive compensation for the first time in three years, it does not change the fact that a significant amount of value has been transferred to insiders over the years.

Speaking of the 2016 LTIP that was voted down by shareholders at the 2016 Annual Meeting, we believe in large part due to the significant potential value transfer it contemplated, we fear that the 2017 LTIP has the potential to be far worse for shareholders and more enriching for insiders. The 2016 LTIP sought to reserve a total of 7,500,000 shares for issuance under its proposed 10-year life. Meanwhile, the 2017 LTIP has the potential to reserve **far more shares for issuance**. The 2017 LTIP is an "evergreen" plan that allows the shares reserved for issuance under the 2017 LTIP to be automatically increased by as much as 4% of the total number of outstanding shares each calendar year. Taking into account the 5,000,000 shares initially reserved under the 2017 LTIP and the automatic increase, based on the current number of shares outstanding, we believe there could potentially be **over 29 million shares** issued under the plan during its 10-year life, if not more. We believe this potential amount of dilution is simply unacceptable.

We are concerned that the Company's poor compensation practices will persist until public shareholders have a voice in the boardroom.

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[4] Information derived from Rockwell's proxy statement and Form 4 filings made by Mr. Chioini.

[5] According to ISS reports from Rockwell's past two annual meetings.

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We Are Concerned with the Company's Failure to Monetize its Promising Drug Candidates and Lack of Transparency with Shareholders

We are concerned that the Company has not been able to monetize its promising drug candidates and that the Company has been reluctant to communicate with shareholders around the progress of its drug pipeline.

In our view, the Company's management has been running the Company in an opaque manner that makes it extremely difficult to recognize its true potential. In fact, we cannot recall the Company discussing its drug pipeline in any level of particularity prior to its earnings call on March 15, 2017, which we believe was a purely reactionary response to our public pressure. Nevertheless, we believe more is left to be done and that the investing public would benefit from information regarding a detailed timeline for bringing the Company's drugs to market, cost data and the size of the market opportunity.

It has now been over two years since the approval of Triferic, the Company's new FDA-approved iron maintenance drug, and more than three years since the approval of Calcitriol, the Company's vitamin D drug. The Company has so far failed to generate any material sales from either of these drugs despite the fact that they are approved. We believe this clearly calls into question management's strategy and competency to successfully build shareholder value.

With regard to Triferic, the Company has never publicly defined the size of the markets of other indications for which Triferic can be used. Additionally, management has failed to put forth a plan and timeline for achieving success in these markets. Furthermore, we believe that the Company has not aggressively developed opportunities for licensing Triferic throughout the world or been sufficiently proactive in developing Triferic for other indications.

With regard to Calcitriol specifically, in February 2017 the Company announced that once again it had failed to get FDA approval to manufacture this drug and would have to start that process over, which will cause a delay of at least four to six months.

In our view, the Company's historical lack of transparency about its drug pipeline and future potential value creation opportunities has adversely impacted the Company's share price performance. If elected, our Nominee will seek to encourage improved communications with shareholders.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company currently has a classified Board, which is divided into three (3) classes. The directors in each class are elected for terms of three (3) years so that the term of office of one (1) class of directors expires at each annual meeting of shareholders. Based on the Company's proxy statement, we believe that the term of one (1) Class II director expires at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our Nominee in opposition to the Company's director nominee for a term ending in 2020. [If it remains the case that the term of only one (1) director will expire at the Annual Meeting, we will withdraw one (1) of our two (2) Nominees.] Your vote to elect the Nominee will have the legal effect of replacing one (1) incumbent director of the Company with the Nominee. If elected, the Nominee will represent a minority of the members of the Board, and therefore it is not guaranteed that he will be able to implement any actions that he may believe are necessary to enhance shareholder value, as described in further detail above.

THE NOMINEE

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five (5) years of the Nominee. The nomination was made in a timely manner and in compliance with the applicable provisions of the Company's governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominee should serve as directors of the Company are set forth above in the section entitled "Reasons for the Solicitation" and below. This information has been furnished to us by the Nominee. The Nominee is a citizen of the United States of America.

[**Mark H. Ravich**, age 64, currently serves as President of Tri-Star Management, Inc., a commercial real estate management and syndication company that he co-founded in 1998. Mr. Ravich has also served as a director of Orchids Paper Products Company (NYSEMKT:TIS), a national supplier of high quality consumer tissue products, since February 2013, where he also serves as Chairman of its Governance Committee and a member of its Audit Committee. Mr. Ravich has also served as a director of each of MR Instruments, Inc., an independent designer and manufacturer of advanced MRI Radiofrequency coils, since June 2004, and Dilon Technologies Inc., a designer and manufacturer of medical imaging solutions, since October 2010. Previously, from 1990 until its sale in 1998, Mr. Ravich served as the Chief Executive Officer and a director of Universal International, Inc., a wholesale retail company, where he also led its IPO. From 1978 to 1990, Mr. Ravich was a developer of commercial real estate where he was involved with all aspects of development, finance, construction, marketing, leasing and management of various commercial, industrial, office and multi-family real estate projects. Mr. Ravich began his career in 1975 as an account officer at Citibank N.A., where he made real estate construction loans to national real estate developers. Mr. Ravich also currently serves as a board advisor to Scidera Inc., a provider of clinical laboratory testing services, and is the chief manager of various real estate entities. Mr. Ravich graduated Magna Cum Laude from the Wharton School of the University of Pennsylvania with a BSE and an MBA degree with a major in finance.

Richmond Brothers believes that Mr. Ravich's prior board experience coupled with his financial expertise will make him a valuable addition to the Board.]

[**David S. Richmond**, age 45, currently serves as the Chairman of Richmond Brothers, Inc., an SEC registered investment advisor and wealth management firm that he co-founded in 1994. At Richmond Brothers, Inc., where Mr. Richmond also previously served as President, he handles strategic planning and is responsible for client investment planning, research, investment recommendations, allocations and implementation. In the course of his career as a financial services professional, Mr. Richmond also served as a registered representative at various independent firms from 1992 to 2011. Mr. Richmond began making a living in the financial services industry at the age of 18, and started working as a financial planner at the age of 20 while attending Michigan State University. Mr. Richmond is a Chartered Advisor in Philanthropy (CAP) and currently serves as a director of The Lingap Children's Foundation, a 501(c)(3) organization focused on charitable efforts to help children in the Philippines. Mr. Richmond earned his Master of Science in Financial Services (MSFS) from American College and graduated with a BBA from Michigan State University. Mr. Richmond is a Chartered Financial Consultant (ChFC).

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Richmond Brothers believes that Mr. Richmond's financial expertise and business acumen will make him a valuable addition to the Board.]

The principal business address of Mr. Ravich is 600 South Highway 169, Suite 1660, St. Louis Park, Minnesota 55426. The principal business address of Mr. Richmond is 3568 Wildwood Avenue, Jackson, Michigan 49202.

As of the date hereof, Mr. Ravich directly beneficially owns 354,750 shares of Common Stock, including 70,000 shares underlying certain call options. In addition, as the trustee of each of the NJR Trust, NSR Trust, ACR Trust and ADR Trust (collectively, the "Ravich Trusts"), Mr. Ravich may be deemed the beneficial owner of the 112,900 shares of Common Stock beneficially owned in the aggregate by the Ravich Trusts, as further explained elsewhere in this Proxy Statement. For information regarding transactions in securities of the Company during the past two years by Mr. Ravich and the Ravich Trusts, please see Schedule I.

As of the date hereof, Mr. Richmond directly beneficially owns 176,412 shares of Common Stock. Mr. Richmond, as the Chairman of RB Inc., the manager of RBI Manager, which serves as the manager of RBI PI and RBI PII, and a trustee of RBI Plan, may also be deemed the beneficial owner of the 5,405,315 shares owned in the aggregate by RB Inc., RBI PI, RBI PII and RBI Plan. Mr. Richmond may also be deemed to beneficially own the 28,096 shares directly owned by his spouse, 147 shares directly owned by his daughter and 7 shares directly owned by his son. For information regarding transactions in securities of the Company during the past two years by such parties, please see Schedule I.

The Nominee may be deemed to be a member of the Group for the purposes of Section 13(d)(3) of the Exchange Act. The Nominee specifically disclaims beneficial ownership of the securities of the Company that he does not directly own. For information regarding purchases and sales during the past two (2) years by the Nominee and by the members of the Group of securities of the Company, see Schedule I.

On February 20, 2017, RB Inc., RBI PI, RBI Manager, RBI Plan, the Ravich Trusts and Messrs. Richmond, Ravich and Curfman entered into the Group Agreement pursuant to which such parties agreed, among other things, to (i) engage in discussions with the Company regarding means to enhance shareholder value and the corporate governance of the Company and (ii) the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law. On March 21, 2017, RBI PII entered into the Joinder Agreement to the Group Agreement, pursuant to which it agreed to be bound by the terms and conditions set forth therein, including the obligations of a member of the group and the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company.

Other than as stated herein, there are no arrangements or understandings between the members of the Group or any other person or persons pursuant to which the nomination of the Nominee described herein is to be made, other than the consent by the Nominee to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. Other than as stated herein, the Nominee is not a party adverse to the Company or any of its subsidiaries and does not have a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

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The Nominee presently is, and if elected as a director of the Company, the Nominee would, in our view, be, an "independent director" within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. The Nominee is not a member of the Company's compensation, nominating or audit committee; the Nominee would, in our view, be deemed independent under any such committee's applicable independence standards.

We do not expect that the Nominee will be unable to stand for election, but, in the event the Nominee is unable to serve or will not serve, the shares of Common Stock represented by the enclosed **BLUE** proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and shares of Common Stock represented by the enclosed **BLUE** proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.

WE URGE YOU TO VOTE "FOR" THE ELECTION OF THE NOMINEE ON THE ENCLOSED BLUE PROXY CARD.

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PROPOSAL NO. 2

ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company's proxy statement, the Company is asking shareholders to indicate their support for the compensation of the Company's named executive officers. This proposal, commonly known as a "Say on Pay" proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company's named executive officers and the philosophy, policies and practices described in the Company's proxy statement. Accordingly, the Company is asking shareholders to vote for the following resolution:

"Resolved, that the shareholders approve, on an advisory basis, the compensation paid to the Company's NEOs as disclosed in 'Compensation of Executive Officers and Directors,' including the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure in [the Company's] proxy statement."

As disclosed in the Company's proxy statement, the shareholder vote on the Say on Pay proposal is an advisory vote only and is not binding on the Board; however, the Company has disclosed that the Board and the Compensation Committee of the Board will consider the outcome of the vote when making future executive compensation arrangements for the Company's named executive officers.

As explained in the "Reasons for the Solicitation" section above, Richmond Brothers is concerned by Rockwell's compensation practices, including the historical lack of alignment between pay and performance, and encourages shareholders to vote against this Say on Pay proposal.

WE RECOMMEND A VOTE AGAINST THE SAY ON PAY PROPOSAL AND INTEND TO VOTE OUR SHARES "AGAINST" THIS PROPOSAL.

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PROPOSAL NO. 3

ADVISORY VOTE ON FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company's proxy statement, applicable rules require the Company to include, at least once every six years, an advisory vote regarding how often shareholders wish to cast the advisory vote on executive compensation. In casting their advisory vote, shareholders may indicate their preference on whether the advisory vote on executive compensation should be held every one, two or three years, or may abstain from voting.

As disclosed in the Company's proxy statement, the shareholder vote on the frequency of the advisory vote on executive compensation is non-binding, meaning that the Board will not be obligated to take any actions or to adjust the frequency of the advisory vote on executive compensation as a result of the vote. Although the vote is non-binding, the Company has disclosed that the Board will consider the outcome of the vote when determining the frequency of future advisory votes on executive compensation. The Company further disclosed that the Board may decide that it is in the best interests of the Company's shareholders and the Company to hold an advisory vote on executive compensation more or less frequently than the frequency receiving the most votes cast by shareholders. The Company indicated that the next "Say on Pay" advisory vote will be at the 2020 annual meeting unless the Board changes the frequency following the advisory vote on the proposal relating to the frequency of the "Say on Pay" vote.

We believe that conducting the advisory vote on executive compensation every year is appropriate for the Company because it provides shareholders the opportunity to provide frequent feedback on the Company's overall compensation philosophy, design and implementation.

WE RECOMMEND A VOTE FOR "ONE YEAR" WITH RESPECT TO THE ADVISORY VOTE ON THE FREQUENCY OF THE EXECUTIVE COMPENSATION VOTE AND INTEND TO VOTE OUR SHARES FOR "ONE YEAR" ON THIS PROPOSAL.

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PROPOSAL NO. 4

APPROVAL OF THE COMPANY'S 2017 LONG TERM INCENTIVE PLAN

As discussed in further detail in the Company's proxy statement, the Board adopted the Rockwell Medical, Inc. 2017 Long Term Incentive Plan, or 2017 LTIP, on March 1, 2017, subject to the approval of the Company's shareholders. Accordingly, the Company is asking shareholders to approve the 2017 LTIP.

As disclosed in the Company's proxy statement, the Company's current equity-based compensation plan, the 2007 Long Term Incentive Plan, as amended, expired on April 11, 2017, and if the 2017 LTIP is not approved by shareholders, the Company will have no ability to use equity-based compensation for its executives.

As noted in the "Reasons for the Solicitation" section above, we have serious concerns that the 2017 LTIP could be more detrimental to shareholders than the 2016 LTIP that shareholders defeated at the 2016 Annual Meeting. Specifically, the 2017 LTIP contains an uncapped "evergreen" provision whereby the shares reserved for issuance under the 2017 LTIP may be automatically increased by as much as 4% of the total number of outstanding shares each calendar year for the next ten years. According to our calculations, if the 2017 LTIP is approved, this provision gives the Board the power to **issue over 29 million shares** of Common Stock, an amount equal to 56% of the Company's outstanding shares as of the Record Date, as awards to its employees, directors and certain consultants without any further approval from shareholders. We are concerned that shareholders may not fully appreciate the potential dilution they may experience if the 2017 LTIP is passed based on the Company's description of the plan. Frankly, we believe the "evergreen" provision embedded in the 2017 LTIP is an overreach by the Board and we cannot stomach granting the Board with the power to potentially issue what amounts to over half of the Company's currently outstanding shares over the next decade. Accordingly, we encourage our fellow shareholders to vote against approval of the 2017 LTIP.

WE RECOMMEND A VOTE AGAINST THE APPROVAL OF THE 2017 LTIP AND INTEND TO VOTE OUR SHARES "AGAINST" THIS PROPOSAL.

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PROPOSAL NO. 5

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company's proxy statement, the Audit Committee of the Board has selected Plante & Moran, PLLC as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017. The Company is submitting the selection of Plante & Moran, PLLC for ratification of the shareholders at the Annual Meeting.

As disclosed in the Company's proxy statement, shareholder approval is not required to appoint Plante & Moran, PLLC as the Company's independent registered public accounting firm, but the Company is submitting the selection of Plante & Moran, PLLC to shareholders for ratification as a matter of good corporate governance and to help ensure that the Company will have the necessary quorum at the Annual Meeting. The Company has disclosed that if shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain Plante & Moran, PLLC; further, even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the Company's best interests and those of its shareholders.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE SELECTION OF PLANTE & MORAN, PLLC AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE 2017 FISCAL YEAR AND INTEND TO VOTE OUR SHARES "FOR" THIS PROPOSAL.

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https://www.sec.gov/Archives/edgar/data/1041024/000092189517000927/prec14a11265002_04052017.htm

VOTING AND PROXY PROCEDURES

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date. Based on publicly available information, Richmond Brothers believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed **BLUE** proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted **FOR** the election of the Nominee, **AGAINST** the Say on Pay proposal, **ONE YEAR** with respect to the advisory vote on the frequency of shareholder advisory votes on the compensation of the named executive officers, **AGAINST** the approval of the 2017 LTIP, and **FOR** the ratification of the selection of Plante & Moran, PLLC as the independent registered public accounting firm of the Company for the 2017 fiscal year.

According to the Company's proxy statement for the Annual Meeting, the current Board intends to nominate one (1) candidate for election at the Annual Meeting. This Proxy Statement is soliciting proxies to elect only our Nominee. Accordingly, the enclosed BLUE proxy card may only be voted for the Nominee and does not confer voting power with respect to the Company's nominee. The participants in this solicitation intend to vote the Richmond Brothers Group Shares in favor of the Nominee. Shareholders should refer to the Company's proxy statement for the name, background, qualifications and other information concerning the Company's nominee.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. For the Annual Meeting, the presence, in person or by proxy, of the holders of at least a majority of the outstanding shares of Common Stock as of the Record Date will be considered a quorum for the transaction of business.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by "broker non-votes" also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a "broker non-vote"). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a shareholder of record, you must deliver your vote by mail, attend the Annual Meeting in person and vote, vote by Internet or vote by telephone in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting. Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on the proposals.

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VOTES REQUIRED FOR APPROVAL

Election of Directors — According to the Company's proxy statement, the Company has adopted a majority voting policy in uncontested elections and a plurality vote standard contested director elections. As a result of our nomination, the director election at the Annual Meeting will be contested, so the one (1) nominee for director receiving the highest vote total will be elected as a director of the Company. With respect to the election of directors, only votes cast "FOR" a nominee will be counted. Proxy cards specifying that votes should be withheld with respect to a nominee will result in that nominee receiving fewer votes but will not count as a vote against the nominee. Neither an abstention nor a broker non-vote will count as a vote cast "FOR" or "AGAINST" a director nominee. Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Advisory Vote on Executive Compensation — According to the Company's proxy statement, although the vote is non-binding, assuming that a quorum is present, a majority of the votes cast is required to approve the Say on Pay proposal. The Company has indicated that abstentions and broker non-votes will have no effect on the proposal.

Advisory Vote on Frequency of Advisory Vote on Executive Compensation — According to the Company's proxy statement, although the vote is non-binding, assuming that a quorum is present, the advisory vote on the frequency of the advisory vote on executive compensation will be determined by a majority of the votes cast; however, we believe this is incorrect and that the vote will be determined by a plurality of votes cast. Shareholders may vote "ONE YEAR," "TWO YEARS," "THREE YEARS" or "ABSTAIN" with respect to the advisory vote on the frequency of advisory votes on executive compensation. The Company has indicated that broker non-votes and abstentions will have no effect on the approval of the proposal.

Approval of the 2017 LTIP — According to the Company's proxy statement, assuming that a quorum is present, a majority of the votes cast is required to approve the 2017 LTIP. The Company has indicated that abstentions and broker non-votes will have no effect on the proposal.

Ratification of the Selection of Accounting Firm — According to the Company's proxy statement, assuming that a quorum is present, a majority of the votes cast is required to ratify Plante & Moran, PLLC as the Company's independent registered public accounting firm. The Company has indicated that abstentions and broker non-votes will have no effect on the proposal.

Under applicable Michigan law, none of the holders of Common Stock is entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your **BLUE** proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Richmond Brothers' recommendations specified herein and in accordance with the discretion of the persons named on the **BLUE** proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although, attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Richmond Brothers in care of Saratoga at the address set forth on the back cover of this Proxy Statement or to the Company at 30142 Wixom Road, Wixom, Michigan 48393 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Richmond Brothers in care of Saratoga at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the shares entitled to be voted at the Annual Meeting. Additionally, Saratoga may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominee.

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IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEE TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Richmond Brothers. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Members of Richmond Brothers have entered into an agreement with Saratoga for solicitation and advisory services in connection with this solicitation, for which Saratoga will receive a fee not to exceed $[_____], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Richmond Brothers has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Richmond Brothers will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Saratoga will employ approximately [_____] persons to solicit shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Richmond Brothers. Costs of this solicitation of proxies are currently estimated to be approximately $[_____] (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). Richmond Brothers estimates that through the date hereof its expenses in connection with this solicitation are approximately $[_____]. To the extent legally permissible, if Richmond Brothers is successful in its proxy solicitation, Richmond Brothers intends to seek reimbursement from the Company for the expenses it incurs in connection with this solicitation. Richmond Brothers does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

RB Inc., RBI PI, RBI PII, RBI Manager, RBI Plan, the Ravich Trusts and Messrs. Richmond, Ravich and Curfman are participants in this solicitation. The principal business of RB Inc. is serving as a registered investment advisor and is the investment advisor to certain managed accounts (the "Separately Managed Accounts"). The principal business of each of RBI PI and RBI PII is investing in securities. The principal business of RBI Manager is serving as the manager of RBI PI and RBI PII. The principal business of the RBI Plan is investing in securities. The principal occupation of Mr. Richmond is serving as Chairman of RB Inc., manager of RBI Manager and a trustee of the RBI Plan. The principal occupation of Mr. Curfman is serving as President of RB Inc. and a trustee of the RBI Plan. The principal business of the Ravich Trusts are holding, managing and distributing the property of the respective trusts and the proceeds therefrom. Mr. Ravich serves as the trustee of the Ravich Trusts and is the President of TriStar Management, Inc.

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The address of the principal office of each of RB Inc., RBI PI, RBI PII, RBI Manager, the RBI Plan and Messrs. Richmond and Curfman is 3568 Wildwood Avenue, Jackson, Michigan 49202. The address of the principal office of each of Mr. Ravich and the Ravich Trusts is 600 South Highway 169, Suite 1660, St. Louis Park, Minnesota 55426.

As of the date hereof, NJR Trust beneficially owned 44,400 shares of Common Stock. As of the date hereof, NSR Trust beneficially owned 18,500 shares of Common Stock, consisting of shares underlying certain call options. As of the date hereof, ACR Trust beneficially owned 25,000 shares of Common Stock. As of the date hereof, ADR Trust beneficially owned 25,000 shares of Common Stock. As of the date hereof, Mr. Ravich directly beneficially owned 354,750 shares of Common Stock, including 70,000 shares underlying certain call options. Mr. Ravich, as the trustee of each of NJR Trust, NSR Trust, ACR Trust and ADR Trust, may be deemed to beneficially own the 112,900 shares beneficially owned in the aggregate by such trusts. As of the date hereof, 5,169,177 shares of Common Stock were held in the Separately Managed Accounts. RB Inc., as the investment advisor to the Separately Managed Accounts, may be deemed to beneficially own the 5,169,177 shares held in the Separately Managed Accounts. As of the date hereof, RBI PI beneficially owned 164,841 shares of Common Stock. As of the date hereof, RBI PII beneficially owned 29,802 shares of Common Stock. RBI Manager, as the manager of RBI PI and RBI PII, may be deemed to beneficially own the 164,841 shares owned by RBI PI and 29,802 shares owned by RBI PII. As of the date hereof, RBI Plan beneficially owned 41,495 shares of Common Stock. As of the date hereof, Mr. Richmond beneficially owned directly 176,412 shares of Common Stock. Mr. Richmond, as Chairman of RB Inc., manager of RBI Manager and a trustee of RBI Plan, may also be deemed to beneficially own the 5,169,177 shares held in the Separately Managed Accounts, 164,841 shares owned by RBI PI, 29,802 shares owned by RBI PII and 41,495 Shares owned by RBI Plan. Mr. Richmond may also be deemed to beneficially own the 28,096 shares owned directly by his spouse, 147 shares owned directly by his daughter and 7 shares owned directly by his son. As of the date hereof, Mr. Curfman beneficially owned directly 40,684 shares of Common Stock. Mr. Curfman, as President of RB Inc. and a trustee of RBI Plan, may also be deemed to beneficially own the 5,169,177 shares held in the Separately Managed Accounts and 41,495 Shares owned by RBI Plan. Mr. Curfman may also be deemed to beneficially own the 34,385 shares owned directly by his spouse.

Each participant in this solicitation is a member of a "group" with the other participants for the purposes of Section 13(d)(3) of the Exchange Act. The Group may be deemed to beneficially own the 6,152,696 shares of Common Stock owned in the aggregate by all of the participants in this solicitation. Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock that he or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two (2) years by the participants in this solicitation, see Schedule I.

The securities of the Company directly beneficially owned by each of the Ravich Trusts, RBI PI, RBI PII, the RBI Plan and held in the Separately Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The securities of the Company directly beneficially owned by each of Messrs. Ravich, Richmond and Curfman were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

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Please be advised that the Michigan Action, as further described elsewhere in this Proxy Statement, remains ongoing. Although Richmond Brothers believes the allegations in the Michigan Action are meritless, part of Rockwell's requested relief is that Richmond Brothers could be enjoined from voting shares of Common Stock or soliciting proxies at the Annual Meeting depending on the court's ruling. Please be advised that, depending on the outcome of the litigation, there is a risk that shares represented by a **BLUE** proxy card may not be voted or counted at the Annual Meeting.

Other than as stated herein, there are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to the Nominee, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Richmond Brothers is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which Richmond Brothers is not aware of at a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed **BLUE** proxy card will vote on such matters in their discretion.

SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at the 2018 Annual Meeting of Shareholders (the "2018 Annual Meeting") must, in order to be included in the Company's proxy statement and the form of proxy for the 2018 Annual Meeting, be delivered to the Company's Corporate Secretary at 30142 Wixom Road, Wixom, Michigan 48393 by [_____].

Under the Bylaws, any shareholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board) at the 2018 Annual Meeting, must give written notice of that proposal to the Company's Secretary not less than ninety (90) days nor more than one-hundred and twenty (120) days prior to the first anniversary of the preceding year's annual meeting (subject to certain exceptions if the annual meeting is advanced or delayed a certain number of days). Therefore, to be presented at the 2018 Annual Meeting, such a proposal must be delivered between [_____] and [_____].

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The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2018 Annual Meeting is based on information contained in the Company's proxy statement and the Bylaws. The incorporation of this information in this proxy statement should not be construed as an admission by Richmond Brothers that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY'S PROXY STATEMENT RELATING TO THE ANNUAL MEETING. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY'S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Richmond Brothers, Inc. and Mark H. Ravich

_____, 2017

22

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY BY THE PARTICIPANTS DURING THE PAST TWO YEARS

RICHMOND BROTHERS, INC.
(Through the Separately Managed Accounts)

Shares of Common Stock Purchased/(Sold)	Date of Purchase/Sale
(12)	07/10/2015
12	07/24/2015
(9,038)	08/07/2015
295	10/20/2015
(295)	10/20/2015
(29)	01/05/2016
29	01/21/2016
122	07/27/2016
122	07/27/2016
2,000	08/08/2016
2,000	08/08/2016
842	08/26/2016
17	08/26/2016
24	08/26/2016
(17)	08/26/2016
(24)	08/26/2016
(842)	08/26/2016
7,901	09/16/2016
7,901	09/16/2016
13,188	09/27/2016
13,188	09/27/2016
28,800	10/04/2016
28,800	10/04/2016
671	10/05/2016
(671)	10/06/2016
(63)	12/19/2016
(206)	12/20/2016
300	12/20/2016
(74)	12/21/2016
1,592	12/21/2016
764	12/21/2016
955	12/21/2016
(14)	12/22/2016
140	12/22/2016
(46)	12/23/2016
(71)	12/23/2016
759	12/23/2016
30	12/23/2016
789	12/28/2016
940	12/28/2016

I-1

58	12/29/2016
64	12/29/2016
2,137	12/30/2016
(448)	01/03/2017
303	01/05/2017
759	01/05/2017
893	01/06/2017
155	01/09/2017
155	01/09/2017
(285)	01/13/2017
518	01/17/2017
(1,090)	01/17/2017
(93)	01/17/2017
833	01/17/2017
696	01/18/2017
347	01/18/2017
523	01/19/2017
853	01/19/2017
906	01/20/2017
901	01/20/2017
450	01/20/2017
179	01/20/2017
662	01/23/2017
1,521	01/23/2017
387	01/24/2017
388	01/24/2017
306	01/25/2017
(1,615)	01/25/2017
401	01/25/2017
73	01/25/2017
474	01/26/2017
474	01/26/2017
361	01/26/2017
(227)	01/27/2017
275	01/27/2017
912	01/27/2017
272	01/27/2017
931	01/30/2017
186	01/30/2017
1,013	01/30/2017
(80)	01/30/2017
100	01/30/2017
362	01/30/2017
1,000	01/31/2017
528	01/31/2017
182	01/31/2017
235	01/31/2017
175	01/31/2017
5,102	02/01/2017
4,166	02/03/2017
3,305	02/03/2017

I-2

7,335	02/03/2017
58	02/03/2017
(270)	02/03/2017
880	02/03/2017
800	02/03/2017
339	02/03/2017
1,661	02/06/2017
(200)	02/06/2017
1,000	02/06/2017
327	02/07/2017
2,258	02/07/2017
164	02/08/2017
812	02/08/2017
(287)	02/09/2017
159	02/09/2017
154	02/09/2017
259	02/10/2017
370	02/10/2017
84	02/10/2017
170	02/10/2017
95	02/10/2017
48	02/10/2017
845	02/10/2017
339	02/10/2017
338	02/13/2017
1,449	03/03/2017
808	03/03/2017
521	03/03/2017
76	03/03/2017
76	03/03/2017
252	03/03/2017
252	03/03/2017
(366)	03/03/2017
(84)	03/03/2017
(75)	03/03/2017
(75)	03/03/2017
(150)	03/03/2017
(147)	03/03/2017
(622)	03/06/2017
(1,225)	03/06/2017
(1,964)	03/06/2017
(311)	03/07/2017
(2,188)	03/07/2017
(295)	03/09/2017
923	03/13/2017
(923)	03/13/2017
(2,078)	03/13/2017
(4,448)	03/14/2017
1,407	03/16/2017
(1,931)	03/17/2017
876	03/22/2017

I-3

876	03/22/2017
451	03/23/2017
1,351	03/23/2017
166	03/24/2017
795	03/27/2017
677	03/28/2017
(42)	03/29/2017
1,000	03/31/2017
(290)	03/31/2017
(458)[#]	#
(5,780)[#]	#
(2,479)[#]	#

RBI PRIVATE INVESTMENT I, LLC

Shares of Common Stock Purchased	Date of Purchase
15,503	09/26/2016
13,188	09/27/2016
13,500	09/30/2016
74,000	10/03/2016
28,800	10/04/2016
19,850	10/07/2016

RBI PRIVATE INVESTMENT II, LLC

Shares of Common Stock Purchased	Date of Purchase
8,726	03/21/2017
21,076	03/22/2017

RICHMOND BROTHERS 401(K) PROFIT SHARING PLAN

Shares of Common Stock Purchased/(Sold)	Date of Purchase/Sale
165	05/04/2015
187	05/04/2015
559	05/04/2015
122	08/24/2015
57	09/29/2015
187	09/29/2015
112	10/13/2015
70	01/05/2016
105	01/05/2016
73	01/06/2016

[#] Relationship with separately managed account terminated.

I-4

99	01/06/2016
248	01/06/2016
113	01/06/2016
22	01/21/2016
69	01/21/2016
68	01/21/2016
120	01/21/2016
96	01/21/2016
132	01/21/2016
21	02/03/2016
32	02/03/2016
99	02/03/2016
82	02/03/2016
707	02/05/2016
816	02/05/2016
126	02/09/2016
188	02/09/2016
167	02/09/2016
100	02/10/2016
38	05/09/2016
39	05/09/2016
256	05/24/2016
256	05/24/2016
50	07/27/2016
48	07/27/2016
87	08/08/2016
87	08/08/2016
87	08/08/2016
107	08/08/2016
107	08/08/2016
107	08/08/2016
1,455	08/26/2016
306	08/26/2016
306	08/26/2016
712	08/26/2016
213	08/26/2016
1,455	08/26/2016
29	08/26/2016
50	08/26/2016
58	08/26/2016
30	08/26/2016
641	08/26/2016
298	08/26/2016
298	08/26/2016
49	08/26/2016
120	08/26/2016
7	09/02/2016
1	09/02/2016
2	09/02/2016
(590)	12/14/2016
247	01/23/2017

I-5

248	01/23/2017
267	01/23/2017
268	01/23/2017
123	02/09/2017
152	02/09/2017
1,105	02/13/2017
2,338	02/13/2017
7,408	03/21/2017

DAVID S. RICHMOND

Shares of Common Stock Purchased/(Sold)	Date of Purchase/Sale
63[1]	10/02/2015
7[2]	10/02/2015
(34)	11/24/2015
(56)	12/19/2016

MATTHEW J. CURFMAN

Shares of Common Stock Purchased	Date of Purchase
812[3]	02/05/2016
4,315[3]	02/05/2016
38	02/10/2016

NORMAN J. RAVICH IRREVOCABLE TRUST

Shares of Common Stock Purchased	Date of Purchase
2,400	01/13/2016
1,000	01/14/2016

NORMAN AND SALLY RAVICH FAMILY TRUST

Call Options Purchased	Call Option Strike Price ($)	Call Option Expiration	Date of Purchase
85	7.00	05/19/2017	10/18/2016
100	6.00	05/19/2017	10/19/2016
200	7.00	02/17/2017	10/26/2016

---

[1] Represents shares purchased by Mr. Richmond's daughter.

[2] Represents shares purchased by Mr. Richmond's son.

[3] Represents shares purchased by Mr. Curfman's spouse.

I-6

MARK H. RAVICH

Shares of Common Stock Purchased	Date of Purchase
2,150	05/01/2015
1,100	05/01/2015
750	05/01/2015
890	05/01/2015
5,000	05/18/2015
10,000	08/24/2015
1,600	01/07/2016
5,000	01/08/2016
5,000	01/15/2016
5,000	01/20/2016
5,000	01/28/2016
5,000	01/29/2016
4,118	02/02/2016
200	02/25/2016
500	07/15/2016
1,700	07/20/2016
1,700	08/09/2016
340	08/09/2016
350	08/09/2016
2,300	08/17/2016
200	09/09/2016
200	10/14/2016
190	10/14/2016
1,850	11/02/2016
1,700	11/02/2016
5,000[4]	11/21/2016
850	01/13/2017
470	02/09/2017

Call Options Purchased/(Sold)	Call Option Strike Price ($)	Call Option Expiration	Date of Purchase/Sale
100	11.00	08/21/2015	04/30/2015
100	12.00	01/15/2016	04/30/2015
(50)	9.00	05/15/2015	05/15/2015
(50)	9.00	05/15/2015	05/18/2015
(50)	9.00	05/15/2015	05/18/2015
50	11.00	02/19/2016	09/21/2015
50	11.00	01/15/2016	09/21/2015
10	12.00	05/20/2016	12/11/2015
50	10.00	05/20/2016	12/11/2015
100	8.00	08/19/2016	02/02/2016
100	7.00	08/19/2016	02/02/2016

---

[4] Represents shares purchased in connection with the exercise of certain call options by Mr. Ravich.

I-7

100	5.00	08/19/2016	02/03/2016
100	5.00	08/19/2016	02/03/2016
50	5.00	08/19/2016	02/03/2016
50	7.00	08/19/2016	02/05/2016
50	5.00	08/19/2016	02/08/2016
100	5.00	08/19/2016	02/08/2016
100	9.00	08/19/2016	03/15/2016
100	8.00	08/19/2016	03/17/2016
100	8.00	08/19/2016	03/17/2016
100	9.00	08/19/2016	03/17/2016
100	5.00	11/18/2016	04/11/2016
150	5.00	11/18/2016	04/13/2016
100	6.00	11/18/2016	07/21/2016
(100)	5.00	11/18/2016	07/22/2016
(100)	5.00	11/18/2016	07/22/2016
100	6.00	11/18/2016	07/22/2016
100	6.00	11/18/2016	07/22/2016
100	7.00	11/18/2016	07/25/2016
(68)	5.00	08/19/2016	07/26/2016
(17)	5.00	08/19/2016	07/28/2016
(83)	5.00	08/19/2016	07/29/2016
100	10.00	11/18/2016	08/08/2016
100	9.00	11/18/2016	08/08/2016
100	8.00	11/18/2016	08/08/2016
100	9.00	11/18/2016	08/09/2016
100	9.00	11/18/2016	08/09/2016
100	8.00	11/18/2016	08/09/2016
(200)	7.00	08/19/2016	08/18/2016
100	7.00	05/19/2017	10/17/2016
100	6.00	05/19/2017	10/17/2016
200	8.00	02/17/2017	10/18/2016
200	8.00	05/19/2017	10/18/2016
200	6.00	05/19/2017	10/18/2016
100	7.00	05/19/2017	10/19/2016
400	9.00	02/17/2017	11/01/2016
(65)	6.00	11/18/2016	11/16/2016
(150)	5.00	11/18/2016	11/17/2016
(100)	6.00	11/18/2016	11/18/2016
(135)	6.00	11/18/2016	11/18/2016
(50)	5.00	11/18/2016	11/21/2016

I-8

SCHEDULE II

The following table is reprinted from the definitive proxy statement filed by Rockwell Medical, Inc. with the Securities and Exchange Commission on [_____], 2017.

[ ]

II-1

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how few shares of Common Stock you own, please give Richmond Brothers your proxy **FOR** the election of the Nominee and in accordance with Richmond Brothers' recommendations on the other proposals on the agenda for the Annual Meeting by taking three steps:

- SIGNING the enclosed **BLUE** proxy card;

- DATING the enclosed **BLUE** proxy card; and

- MAILING the enclosed **BLUE** proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed **BLUE** voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga at the address set forth below.

---

*If you have any questions, require assistance in voting your **BLUE** proxy card,*
or need additional copies of Richmond Brothers' proxy materials,
please contact Saratoga at the phone numbers listed below.



Saratoga Proxy Consulting LLC

520 8th Avenue, 14th Floor
New York, NY 10018
(212) 257-1311

Shareholders call toll free at (888) 368-0379
Email: info@saratogaproxy.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 5, 2017

ROCKWELL MEDICAL, INC.

2017 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF RICHMOND BROTHERS, INC., MARK H. RAVICH AND THE OTHER PARTICIPANTS IN THEIR PROXY SOLICITATION

THE BOARD OF DIRECTORS OF ROCKWELL MEDICAL, INC.
IS NOT SOLICITING THIS PROXY

P R O X Y

The undersigned appoints David S. Richmond, Mark. H. Ravich and [____], and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Rockwell Medical, Inc. (the "Company") which the undersigned would be entitled to vote if personally present at the 2017 Annual Meeting of Shareholders of the Company scheduled to be held at [_____], on [_____], 2017 at [_:__ _ m., local time] (including any adjournments or postponements thereof and any meeting called in lieu thereof, the "Annual Meeting").

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Richmond Brothers, Inc. and Mark H. Ravich (together, "Richmond Brothers") a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED "FOR" PROPOSAL 1, "AGAINST" PROPOSAL 2, "ONE YEAR" ON PROPOSAL 3, "AGAINST" PROPOSAL 4 AND "FOR" PROPOSAL 5.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Richmond Brothers' solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

[X] Please mark vote as in this example

RICHMOND BROTHERS STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE NOMINEE LISTED BELOW IN PROPOSAL 1, AGAINST PROPOSAL 2, ONE YEAR ON PROPOSAL 3, AND AGAINST PROPOSAL 4. RICHMOND BROTHERS MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 5.

1.   Richmond Brothers' proposal to elect [Mark H. Ravich / David S. Richmond] as a Class II director of the Company to serve until the 2020 annual meeting of shareholders.

	FOR NOMINEE	**WITHHOLD AUTHORITY TO VOTE FOR NOMINEE**
	☐	☐

Nominee: [Mark H. Ravich]
                      [David S. Richmond]

        Richmond Brothers does not expect that its nominee will be unable to stand for election, but, in the event that its nominee is unable to serve or for good cause will not serve, the shares of common stock represented by this proxy card will be voted for a substitute nominee, to the extent this is not prohibited under the Bylaws and applicable law. In addition, Richmond Brothers has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of common stock represented by this proxy card will be voted for such substitute nominee.

2.   Company's proposal to approve, on a non-binding advisory basis, the compensation of the Company's named executive officers.

        ☐   FOR   ☐   AGAINST   ☐   ABSTAIN

3.   Company's proposal to approve, on a non-binding advisory basis, the frequency of shareholder advisory votes on the compensation of the Company's named executive officers.

☐   ONE YEAR   ☐   TWO YEARS   ☐   THREE YEARS   ☐   ABSTAIN

4.   Company's proposal to approve the Company's 2017 Long Term Incentive Plan.

        ☐   FOR   ☐   AGAINST   ☐   ABSTAIN

5.   Company's proposal to ratify the selection of Plante & Moran, PLLC as the Company's independent registered public accounting firm for 2017.

        ☐   FOR   ☐   AGAINST   ☐   ABSTAIN

BLUE PROXY CARD

DATED: _____

_____
(Signature)

_____
(Signature, if held jointly)

_____
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

EXHIBIT J

SC 13D/A 1 sc13da211265002_03172017.htm AMENDMENT NO. 2 TO THE SCHEDULE 13D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)[1]

Rockwell Medical, Inc.
(Name of Issuer)

Common Stock, no par value per share
(Title of Class of Securities)

774374102
(CUSIP Number)

DAVID S. RICHMOND
RICHMOND BROTHERS, INC.
3568 Wildwood Avenue
Jackson, Michigan 49202
(517) 435-4040

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box x.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

_____

[1]   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Richmond Brothers, Inc.		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) x (b) o		
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ¨ ITEM 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,183,152	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 5,183,152	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,183,152		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.1%		
14	TYPE OF REPORTING PERSON IA, CO		

2

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON RBI Private Investment I, LLC	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) x (b) o
3	SEC USE ONLY	
4	SOURCE OF FUNDS WC	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,841
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 164,841
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,841	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON OO	

3

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON RBI PI Manager, LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) o
3	SEC USE ONLY		
4	SOURCE OF FUNDS AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 164,841	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 164,841	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 164,841		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON OO		

4

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Richmond Brothers 401(k) Profit Sharing Plan		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) x (b) o		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ¨ ITEM 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION MICHIGAN		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 34,087	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 34,087	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,087		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON EP		

5

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON David S. Richmond		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) x (b) o		
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO, PF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ¨ ITEM 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 341,253	
	8	SHARED VOTING POWER 5,245,489	
	9	SOLE DISPOSITIVE POWER 341,253	
	10	SHARED DISPOSITIVE POWER 5,245,489	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,586,742		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.8%		
14	TYPE OF REPORTING PERSON IN		

6

2:17-cv-10757-RHC-MKM   Doc # 32-2   Filed 04/10/17   Pg 232 of 305   Pg ID 1547

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Matthew J. Curfman		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) x (b) o		
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO, PF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ¨ ITEM 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 40,684	
	8	SHARED VOTING POWER 5,251,624	
	9	SOLE DISPOSITIVE POWER 40,684	
	10	SHARED DISPOSITIVE POWER 5,251,624	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,292,308		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%		
14	TYPE OF REPORTING PERSON IN		

7

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Norman J. Ravich Irrevocable Trust		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP 		(a) x (b) o
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 44,400	
	8	SHARED VOTING POWER -0-	
	9	SOLE DISPOSITIVE POWER 44,400	
	10	SHARED DISPOSITIVE POWER -0-	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,400		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON OO		

8

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Norman and Sally Ravich Family Trust		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) x (b) o		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ¨ ITEM 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,500*	
	8	SHARED VOTING POWER -0-	
	9	SOLE DISPOSITIVE POWER 18,500*	
	10	SHARED DISPOSITIVE POWER -0-	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,500*		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON OO		

*Consisting of 18,500 Shares underlying certain call options.

9

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Alexander Coleman Ravich 1991 Irrevocable Trust		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) x (b) o		
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ¨ ITEM 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 25,000	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON OO		

10

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Alyssa Danielle Ravich 1991 Irrevocable Trust		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) x (b) o
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		¨
6	CITIZENSHIP OR PLACE OF ORGANIZATION MINNESOTA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 25,000	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON OO		

11

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON Mark H. Ravich		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) x (b) o		
3	SEC USE ONLY		
4	SOURCE OF FUNDS PF, AF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ¨ ITEM 2(d) OR 2(e)		
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 467,650*	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 467,650*	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 467,650*		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%*		
14	TYPE OF REPORTING PERSON IN		

* Includes 88,500 Shares underlying certain call options.

12

CUSIP NO. 774374102

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 8, 2017, the Issuer filed suit in the Eastern District of Michigan against, amongst others, David S. Richmond, Mark H. Ravich and the other Reporting Persons, alleging violations of Exchange Act Sections 13(d) and (g), 15 U.S.C. §78m, and the rules promulgated thereunder (the "Michigan Action"). The Complaint in the Michigan Action names as defendants the following individuals and entities (collectively, the "Defendants"):

- David S. Richmond, Matthew J. Curfman, Richmond Brothers, Inc., RBI Private Investment I, LLC, RBI PI Manager, LLC and Richmond Brothers 401(k) Profit Sharing Plan (collectively, the "Richmond Defendants");
- Mark H. Ravich, Norman J. Ravich Irrevocable Trust, Norman and Sally Ravich Family Trust, Alexander Coleman Ravich 1991 Irrevocable Trust and Alyssa Danielle Ravich 1991 Irrevocable Trust (collectively, the "Ravich Defendants");
- Chris Paxos;
- Jay F. Joliat; and
- David Hagelstein.

Specifically, the Complaint states two causes of action (Counts I and III) against all of the Defendants:

- Count I alleges that the Defendants violated Section 13(d) of the Exchange Act by failing to timely disclose in early 2016 that they had collectively acquired in excess of 5% of the Issuer's Shares and entered into an agreement to act in concert with respect to their collective holdings; and

- Count III alleges that the Defendants violated Section 13(d) of the Exchange Act when the Richmond Defendants and Ravich Defendants filed a Schedule 13D on February 20, 2017, because the Schedule 13D does not disclose an alleged group between and among all Defendants.

In the alternative to Count I, the Complaint contains a separate cause of action (Count II) alleging that the Richmond Defendants and the Ravich Defendants violated Section 13(d) of the Exchange Act by failing to timely disclose that they had collectively acquired in excess of 5% of the Issuer's Shares and entered into an agreement to act in concert with respect to their collective holdings as of 2016, i.e. at some point earlier than the Reporting Persons' February 20, 2017 filing.

Finally, in Count IV of the Complaint, the Issuer alleges that David S. Richmond and Richmond Brothers, Inc. violated Sections 13(d) and (g) of the Exchange Act by filing a false, misleading and incomplete Schedule 13G on May 6, 2016 and October 7, 2016, and by failing to file a Schedule 13D (prior to the Reporting Persons' February 20, 2017 filing).

The Richmond Defendants and Ravich Defendants believe that the claims stated in the Complaint are without merit and intend to defend themselves vigorously. The foregoing description of the Complaint is qualified in its entirety by reference to the Complaint, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference. Interested parties should review the Complaint for complete information with respect to the allegations of the Issuer.

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CUSIP NO. 774374102

         The Issuer's allegations are largely based on various communications from the Defendants directed to the Issuer's Chairman and CEO, Robert Chioini, beginning in February 2016. Such communications, which were intended to encourage the Issuer to voluntarily take action to improve its communications with shareholders and better its corporate governance practices, are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

         The Reporting Persons believe that the Issuer should be considering all means to enhance shareholder value, and in furtherance of such, the Reporting Persons intend to communicate with private equity firms and other interested parties regarding means to enhance shareholder value.

Item 7.   <u>Material to be Filed as Exhibits</u>.

         Item 7 is hereby amended to add the following exhibits:

99.1   Complaint.

99.2   Communications directed to Issuer.

14

CUSIP NO. 774374102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2017

Richmond Brothers, Inc.

By: /s/ David S. Richmond
_____
         Name: David S. Richmond
         Title: Chairman

RBI Private Investment I, LLC

By: RBI PI Manager, LLC
         Manager

By: /s/ David S. Richmond
_____
         Name: David S. Richmond
         Title: Manager

By: RBI PI Manager, LLC

By: /s/ David S. Richmond
_____
         Name: David S. Richmond
         Title: Manager

By: Richmond Brothers 401(k) Profit Sharing Plan

By: /s/ David S. Richmond
_____
         Name: David S. Richmond
         Title: Trustee

/s/ David S. Richmond
_____
David S. Richmond

/s/ Matthew J. Curfman
_____
Matthew J. Curfman

15

CUSIP NO. 774374102

Norman J. Ravich Irrevocable Trust

By: /s/ Mark H. Ravich
         Name: Mark H. Ravich
         Title: Trustee

Alexander Coleman Ravich 1991 Irrevocable Trust

By: /s/ Mark H. Ravich
         Name: Mark H. Ravich
         Title: Trustee

Alyssa Danielle Ravich 1991 Irrevocable Trust

By: /s/ Mark H. Ravich
         Name: Mark H. Ravich
         Title: Trustee

Norman and Sally Ravich Family Trust

By: /s/ Mark H. Ravich
         Name: Mark H. Ravich
         Title: Trustee

/s/ Mark H. Ravich
Mark H. Ravich

16

EX-99.1 2 ex991to13da211265002_031717.htm COMPLAINT

Exhibit 99.1

UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF MICHIGAN

ROCKWELL MEDICAL, INC.,	
Plaintiff,	
	Case No. 17-cv-10757
vs.	
	Hon.
RICHMOND BROTHERS, INC.,	
Michigan corporation,	
RBI PRIVATE INVESTMENT I, LLC,	
a Delaware limited liability company,	
RBI PI MANAGER, LLC,	
a Delaware limited liability company,	
RICHMOND BROTHERS 401(k) PROFIT SHARING PLAN,	
an employee benefit plan organized un	
der the laws of Michigan,	
DAVID S. RICHMOND,	
an individual residing in Michigan,	
MATTHEW J. CURFMAN,	
an individual residing in Michigan,	
NORMAN J. RAVICH	
IRREVOCABLE TRUST,	
a Minnesota trust,	

NORMAN AND SALLY RAVICH
FAMILY TRUST,
a Minnesota trust,

ALEXANDER COLEMAN RAVICH
1991 IRREVOCABLE TRUST,
a Minnesota trust,

ALYSSA DANIELLE RAVICH 1991
IRREVOCABLE TRUST,
a Minnesota trust,

MARK H. RAVICH,
an individual residing in Minnesota,

CHRIS PAXOS,
an individual residing in Ohio,

JAY F. JOLIAT,
an individual residing in Michigan,

DAVID HAGELSTEIN,
an individual residing in Michigan,

                                        Defendants.

COMPLAINT FOR DECLARATORY
JUDGMENT AND INJUNCTIVE RELIEF

Plaintiff Rockwell Medical, Inc. ("Rockwell" or the "Company"), by its undersigned counsel, upon personal knowledge with respect to itself and its actions and otherwise on information and belief, alleges as follows:

Nature of the Action

1.   This action arises out of the Defendants' repeated and ongoing violations of Section 13(d) of the Securities Exchange Act of 1934 ("Exchange Act"), 15 U.S.C. Sec. 78m(d), and the rules and regulations promulgated thereunder by the Securities Exchange Commission ("SEC").

1

2.   Rockwell is a fully-integrated biopharmaceutical company incorporated in the State of Michigan. Rockwell's common stock is publicly-traded on the NASDAQ over-the-counter market ("NASDAQ"). Because Rockwell's common stock is listed on the NASDAQ, both the Company and its shareholders are subject to disclosure requirements under the U.S. securities laws, including requirements to file disclosure reports with the SEC.

3.   Collectively, and at all times relevant hereto, the Defendants beneficially owned in excess of 5% of the Company's common stock.

4.   Beginning no later than February 4, 2016, the Defendants, formally or informally, entered into an agreement, arrangement, understanding or relationship to act in concert for the purpose of acquiring, holding, voting or disposing of the common stock of Rockwell (hereinafter, the "Shareholder Group"). As such, pursuant to Section 13(d) of the Exchange Act and SEC Rule 13d-5 promulgated thereunder, the Defendants were required to file a Schedule 13D with the SEC publicly disclosing their status as a group, as well as the amount of shares collectively owned and the purpose(s) of the Shareholder Group.

5.   In violation of Section 13(d), however, the Defendants failed to file the required Schedule 13D within 10 days of the formation of the Shareholder Group, and that failure continues through the date of filing of this Complaint.

6.   Defendants' failure to file a Schedule 13D is particularly egregious because from at least February 4, 2016, the Defendants, acting in concert, repeatedly have attempted to direct or influence the control and management of the Company. As described more fully below, these activist attempts by Defendants have included numerous communications seeking to direct and/or influence: (i) the composition of the Company's Board of Directors ("Board") and senior management; (ii) the Company's corporate governance policies and procedures; and (iii) the Company's strategic efforts to develop and commercialize its most critical drugs. As part of their ongoing campaign to direct or influence the Company, the Defendants have made numerous thinly-veiled threats of waging a "war" or "going nuclear," or of taking actions directed toward obtaining control of the Company.

7.   In addition, on October 7, 2016, in the midst of the Defendants' ongoing campaign to direct or influence the control and management of the Company, Defendants David S. Richmond and Richmond Brothers, Inc. filed an amended Schedule 13G with the SEC.[1] The amended Schedule 13G filed by Richmond and Richmond Brothers was false, misleading and incomplete in that it:

(i) falsely represented that Richmond and Richmond Brothers were merely "passive" shareholders in the Company; (ii) failed to disclose that the Richmond Defendants were part of the Shareholder Group along with all of the other Defendants or, in the alternative, that the Richmond Defendants were part of a group that included Defendants Mark S. Ravich, Norman J. Ravich Irrevocable Trust, Norman and Sally Ravich Family Trust, Alexander Coleman Ravich 1991 Irrevocable Trust, and Allysa Danielle Ravich 1991 Irrevocable Trust (collectively, the "Ravich Defendants"), that beneficially owned in excess of 5% of the Company's common stock.

---

[1] Richmond and Richmond Brothers, Inc. together with Defendants Matthew J. Curfman, RBI Private Investment I, LLC, RBI PI Manager, LLC and Richmond Brothers 401(k) Profit Sharing Plan, are collectively referred to herein as the "Richmond Defendants."

2

8.   Thereafter, on or about February 20, 2017, the Richmond Defendants and the Ravich Defendants filed with the SEC a Schedule 13D that identified those Defendants (but not the remaining Defendants) as a "group." That Schedule 13D was and remains false, misleading and incomplete in that it: (i) fails to identify Defendants Chris Paxos, Jay F. Joliat and David Hagelstein as part of the Shareholder Group; (ii) fails to disclose that the Shareholder Group had been formed and had acted in concert since at least February 4, 2016; (iii) in the alternative, falsely represents that the Richmond Defendants and the Ravich Defendants had formed a shareholder group on February 20, 2017, when, in fact, the Richmond and Ravich Defendants had formed a group and acted in concert as far back as February 4, 2016, and in no event later than the fall of 2016; (iv) falsely represents that the Richmond Defendants and the Ravich Defendants had no present plans to nominate one or more candidates for the Rockwell Board when, in fact, they did have the intention of nominating one or more candidates for the Rockwell Board and did so shortly after the filing of the misleading Schedule 13D.

9.   On or about March 1, 2017, the Richmond Defendants and the Ravich Defendants delivered to the Company a Notice of Intent to nominate Richmond and Ravich as candidates for the Rockwell Board.

10.   Shortly thereafter, on or about March 2, 2017, the Richmond Defendants and the Ravich Defendants filed an amended Schedule 13D disclosing that they had nominated Richmond and Ravish for election to the Rockwell Board. The amended Schedule 13D remains false, misleading and incomplete in that it: (i) again fails to identify Defendants Chris Paxos, Jay F. Joliat and David Hagelstein as part of the Shareholder Group; (ii) again fails to disclose that the Shareholder Group had been formed and had acted in concert since on or before February 4, 2016; (iii) in the alternative, fails to correct the false representation in their original Schedule 13D that the date upon which the Richmond and Ravich Defendants entered into an agreement or arrangement to act as a "group" was February 20, 2017, when, in fact, the Richmond and Ravich Defendants had formed a group and acted in concert as far back as February 4, 2016, and in no event later than the fall of 2016.

11.   The Company's Annual Shareholder Meeting will be scheduled for late May or early June 2017. In an effort to ensure that Rockwell's shareholders and the investing public are fully advised of the truth regarding the Defendants and their concerted activities in advance of the Shareholder Meeting, Rockwell files this action seeking declaratory relief, and both preliminary and permanent injunctive relief, to remedy Defendants' repeated and continuing violations of Section 13(d) of the Exchange Act.

Jurisdiction and Venue

12.   This action arises under §13(d) of the Exchange Act, 15 U.S.C. § 78m(d), and the rules and regulations promulgated thereunder by the SEC.

13.   This Court has subject matter jurisdiction pursuant to 28 U.S.C. § 1331 and §27 of the Exchange Act, 15 U.S.C. §78aa, as this action involved a federal question.

14.   This Court has personal jurisdiction over Defendants either because they are citizens of the state of Michigan and/or because the Defendants, acting individually and in concert, have directed their activities and communications to Rockwell, a Michigan corporation with its principal place of business in Michigan.

15.   Venue is proper in the Court pursuant to §27 of the Exchange Act and 28 U.S.C. § 1391, because the actions giving rise to this action took place in this District.

3

Parties

16.   Rockwell is a fully-integrated biopharmaceutical company incorporated in the state of Michigan, with its principal place of business located at 30142 Wixom Road, Wixom, Michigan. Rockwell's common stock is publicly-traded on the NASDAQ. Because Rockwell's common stock is listed on the NASDAQ, both the Company and its shareholders are subject to disclosure requirements under the U.S. securities laws, including requirements to file disclosure reports with the SEC.

17.   Defendant Richmond Brothers, Inc. ("Richmond Brothers") is a Michigan corporation, with its principal place of business at 3568 Wildwood Avenue, Jackson, Michigan. Richmond Brothers is a registered investment advisor, registered with the SEC. In its capacity as a registered investment advisor, at all times relevant hereto, Richmond Brothers beneficially owned in excess of 5% of the common stock of Rockwell.

18.   Defendant RBI Private Investment I, LLC ("RBI PI") is a Delaware limited liability company with its principal place of business at 3568 Wildwood Avenue, Jackson, Michigan. At all times relevant hereto, RBI PI beneficially owned common stock of Rockwell.

19.   Defendant RBI PI Manager, LLC ("RBI Manager") is a Delaware limited liability company with its principal place of business at 3568 Wildwood Avenue, Jackson, Michigan. As the manager of RBI PI, at all times relevant hereto, RBI Manager beneficially owned common stock of Rockwell.

20.   Defendant Richmond Brothers 401(k) Profit Sharing Plan ("RBI Plan") is an employee benefit plan organized under the laws of Michigan and with its principal place of business at 3568 Wildwood Avenue, Jackson, Michigan. At all times relevant hereto, RBI Plan beneficially owned common stock of Rockwell.

21.   Defendant David S. Richmond ("Richmond") is an individual residing in Michigan and a citizen of the state of Michigan. Richmond is the Chairman of Richmond Brothers, the manager of RBI Manager, and a trustee of the RBI Plan. At all times relevant hereto, Richmond has beneficially owned in excess of 5% of the common stock of Rockwell.

22.   Defendant Matthew J. Curfman ("Curfman") is an individual residing in Michigan and a citizen of the state of Michigan. Curfman is the President of Richmond Brothers, and is a trustee of the RBI Plan. At all times relevant hereto, Curfman beneficially owned common stock of Rockwell.

23.   Defendant Norman J. Ravich Irrevocable Trust ("NJR Trust") is a Minnesota trust with its principal place of business at 600 South Highway 169, Suite 1660, St. Louis Park, Minnesota. At all times relevant hereto, the NJR Trust beneficially owned common stock of Rockwell.

24.   Defendant Norman and Sally Ravich Family Trust ("NSR Trust") is a Minnesota trust with its principal place of business at 600 South Highway 169, Suite 1660, St. Louis Park, Minnesota. At all times relevant hereto, the NSR Trust beneficially owned common stock of Rockwell.

25.   Defendant Alexander Coleman Ravich 1991 Irrevocable Trust ("ACR Trust") is a Minnesota trust with its principal place of business at 600 South Highway 169, Suite 1660, St. Louis Park, Minnesota. At all times relevant hereto, the ACR Trust beneficially owned common stock of Rockwell.

26.   Defendant Alyssa Danielle Ravich 1991 Irrevocable Trust ("ADR Trust" and together with the NJR Trust, NSR Trust and ACR Trust, the "Ravich Trusts") is a Minnesota trust with its principal place of business at 600 South Highway 169, Suite 1660, St. Louis Park, Minnesota. At all times relevant hereto, the ADR Trust beneficially owned common stock of Rockwell.

4

27.   Defendant Mark H. Ravich ("Ravich") is an individual residing in Minnesota and is the trustee of each of the Ravich Trusts. At all times relevant hereto, Ravich beneficially owned common stock of Rockwell.

28.   Defendant Chris Paxos ("Paxos") is an individual residing in Ohio. At all times relevant hereto, Paxos beneficially owned common stock of Rockwell.

29.   Defendant Jay F. Joliat ("Joliat") is an individual residing in and a citizen of the state of Michigan. At all times relevant hereto, Joliat has beneficially owned common stock of Rockwell.

30.   Defendant David A. Hagelstein ("Hagelstein") is an individual residing in Michigan and a citizen of the state of Michigan. At all times relevant hereto, Hagelstein beneficially owned common stock of Rockwell.

<u>Facts Common to All Counts</u>

A.   *Regulatory Framework*

31.   Section 13(d) of the Exchange Act requires that "any person" who becomes "directly or indirectly the beneficial owner of more than 5 per centum" of a class of securities of an issuing corporation must file a statement setting forth certain information with the SEC and send the statement to the issuer within 10 days after such acquisition.

32.   In addition, Section 13(d)(3) of the Exchange Act provides that, "when two or more persons act as a . . . group for the purpose of acquiring, holding, or disposing of securities of an issuer, such syndicate or group shall be deemed a 'person' for the purposes of this subsection." 15 U.S.C. § 78m(d)(3). Moreover, regulations promulgated by the SEC further provide:

> When two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of sections 13(d) and (g) of the [Exchange] Act, as of the date of such agreement, of all securities of that issuer beneficially owned by any such persons. [17 C.F.R. § 240.13d-5(b)(1).]

33.   The SEC has prescribed Schedule 13D as the official form for compliance with Section 13(d) of the Exchange Act.

34.   Item 6 of Schedule 13D requires, among other things, that the filer "[d]escribe any contracts, arrangements, understandings or relationships (legal or otherwise) among the [reporting persons] and between such persons and any person with respect to any securities of the issuer, including, but not limited to, transfer or voting of any securities...." 17 C.F.R. § 240.13d-101. The term "Reporting Person," as used in Schedule 13D, refers to the person for whom the Schedule 13D is filed; in other words, "each person required to sign the schedule itself."

35.   Further, Item 4 of Schedule 13D requires the filer to "[s]tate the purpose or purposes of the acquisition of securities of the issuer" and "[d]escribe any plans or proposals which the reporting persons may have which relate to or would result in" any outcome specified in Item 4(a)-(j). Items 4(a)-(j) of Schedule 13D include: "(d) Any change in the present board of directors or management of the issuer...." 17 C.F.R. § 240.13d-101.

5

36.   In circumstances where a person is required to file a Schedule 13D, Section 13(g) of the Exchange Act and SEC regulations allow, in lieu of filing a Schedule 13D, for the filing of a short-form statement on Schedule 13G. However, a person may only file a Schedule 13G when "[s]uch person has acquired such securities in the ordinary course of his business and not with the purpose nor with the effect of changing or influencing the control of the issuer...." 17 C.F.R. § 240.13d-1.

B.   Defendants Form the Shareholder Group and Attempt to Direct or Influence the Control and Management of the Company

37.   Beginning no later than February 4, 2016, the Shareholder Group, formally or informally, entered into an agreement, arrangement, understanding or relationship to act in concert for the purpose of acquiring, holding, voting or disposing of the common stock of Rockwell. Since its formation, the Shareholder Group, acting in concert, has engaged in a campaign seeking to direct or influence the control and/or management of the Company. This activist campaign is evidenced by, among other things, an ongoing series of increasingly hostile and threatening communications from the Shareholder Group described below.

38.   On February 4, 2016, the Shareholder Group sent an email communication to Robert Chioini, the CEO of Rockwell (the "2/4/16 Email"). The 2/4/16 Email was sent by Defendant Ravich, with copies to Defendants Richmond, Paxos, Joliat and Hagelstein (collectively, the "Individual Defendants"). The subject line of the 2/4/16 Email read, "Shareholder Concerns."

39.   The body of the 2/4/16 Email consisted of a letter electronically signed by each of the Individual Defendants. In addition, the 2/4/16 Email attached identical letters signed separately by each of the Individual Defendants.[2]

40.   In the 2/4/16 Email, the Shareholder Group first noted that they "represent[ed], along with associates, in excess of 20% of the common stock of the Company." In addition, the Shareholder Group repeatedly referred to themselves as "we" when expressing the "concerns" they shared regarding the Company. In connection with their shared concerns, the Shareholder Group provided a list of ten "recommendations," including that the Company: (i) "[r]econstitute or expand the board of directors"; (ii) "[i]mplement a policy of using best practices into the Company's governance programs"; (iii) "[a]dd more management depth"; and (iv) "[p]rovide an outline of a 5 year plan for the company regarding the commercialization of Triferic and Calcitriol." A true and correct copy of the 2/4/16 Email and attachments is attached as Exhibit A.

41.   Thereafter, on February 22, 2016, the Shareholder Group sent another email communication to Mr. Chioini (the "2/22/16 Email"). In the 2/22/16 Email, the Shareholder Group complained that Mr. Chioini was supposedly "ignoring the request of so many large owners," and reiterated their collective "concerns" regarding the Company. Again, while the 2/22/16 Email was sent by Ravich, it was copied to and contained electronic signatures from each of the other Individual Defendants. A true and correct copy of the 2/22/16 Email is attached as Exhibit B.

42.   Despite having received a lengthy email from Mr. Chioini addressing the "concerns" they had raised, on February 25, 2016, the Shareholder Group sent yet another email communication to Mr. Chioini (the "2/25/16 Email"). In the 2/25/16 Email, the Shareholder Group again repeatedly referred to themselves as "we," and again requested a group call with Mr. Chioini based on their view that Mr. Chioini's response "unfortunately does not address many of the issues we wanted to discuss." Again, the 2/25/16 Email was sent by Ravich, with copies to and electronic signatures from each of the Individual Defendants. A true and correct copy of the 2/25/16 Email is attached as Exhibit C.

43.   On March 4, 2016, the Shareholder Group sent another email communication to Mr. Chioini (the "3/4/16 Email"). The 3/4/16 Email was sent by Defendant Richmond, with copies to each of the other Individual Defendants in the Shareholder Group. In the 3/4/16 Email, Richmond indicated that the Shareholder Group was attaching a joint letter purporting to detail "our feelings, concerns and a request for a conference call."

44.   The joint letter from the Shareholder Group dated March 4, 2016 (the "3/4/16 Letter"), was electronically signed by each of the Individual Defendants in the Shareholder Group and, again, repeatedly referenced the Shareholder Group as "we." Indeed, in the 3/4/16 Letter, the Shareholder Group acknowledged that they had been and continued to act in concert noting, among other things, that: (i) "we have spoken to you about governance over the past several years"; (ii) "[w]e have spoken to you about adding experienced board members"; and (iii) "[w]e talked to you about hiring consultants."

45.   In their joint 3/4/16 Letter, the Shareholder Group also requested that the Company make changes to its management structure, stating that "[w]e would like to see the chairman and CEO roles of the company split between two different people."

46.   Moreover, in the 3/4/16 Letter, after again requesting a group meeting, the Shareholder Group gave the Company

and Mr. Chioini an ultimatum: "You have a choice, you can choose to talk with us...or you can freeze us out." The Shareholder Group then threatened Mr. Chioini with their purported "options" if he did not meet with them: "*We* can write a short white paper and *file it in a 13D* reviewing/shining a bright light on the past..."

---

[2] The 2/4/16 Email was also copied to and included an identical letter from Rockwell shareholder, Larry Hopfenspirger. Mr. Hopfenspirger is not included as a party to this action because he passed away in November 2016.

6

47.   After discussing what they might include in the threatened "13D," the Shareholder Group then described the possible effects of their threatened action:

> We think the result will be that every media outlet will be put on notice, every hedge fund and private equity firm will be put on notice approximately 25% of your shareholders are not happy, tried to work with you and you said, screw you, twice. It will also allow every law firm trolling for clients in a class action suit to know who to call to pick up 25% of your shareholders. We imagine that would be a lawyers dream come true. Do you want to spend time with us, or time saying no comment to lawyers, media, and fending off PE and hedge funds for the next 6-24 months? Now this is not our goal...***but it is an option we are exploring.*** (Emphasis added.)

48.   In addition to threatening to prepare a "white paper" and "file it in a 13D," the Shareholder Group's 3/4/16 Letter also threatened an attempt to gain control of the Company. In particular, the Shareholder Group suggested that they were considering approaching private equity firms to make a large investment in an attempt to purchase a controlling interest. In making this threat, the Shareholder Group stated:

> So let us be clear. You founded this company but you don't own it and you certainly don't control it...You have the choice to not meet with us, but we have a choice, with the ability to assemble a 25% block of stock, and a $100 million dollar investment ***we could control the company...You may have started this, but you may or may not finish it. We could, as a block, be your best friend, or someone else's best friend.*** (Emphasis added.)

49.   After making the threats identified above, the Shareholder Group concluded the 3/4/16 Letter by noting: "We hope for a positive response and a meeting within the next 10 days or ***we will move on to one of the options*** discussed above. A true and correct copy of the 3/4/16 Email and the attached 3/4/16 Letter are included as Exhibit D.

50.   On March 14, 2016, the Shareholder Group sent another email communication to the Company (the "3/14/16 Email"). The 3/14/16 Email was sent by Richmond, and was in response to Mr. Chioini's offer to meet with Richmond individually. The offer to meet individually with Richmond was based on Mr. Chioini advising Richmond that he had met individually in the recent past with the other Individual Defendants.

51.   In the 3/14/16 Email, Richmond only acknowledged that Mr. Chioini had recently met with Defendants Hagelstein and Joliat, and requested a meeting that also included Defendants Ravich and Paxos. In requesting a meeting including others in the Shareholder Group, Richmond referenced "both of our letters," and, again, indicated that "[w]e would like to focus on governance, strategic business plans, and adding a qualified board member as Chairman of the board." A true and correct copy of the 3/14/16 Email is included as Exhibit E.

52.   On March 16, 2016, the Shareholder Group, acting through Richmond, sent another email communication to Mr. Chioini (the "3/16/16 Email"). The 3/16/16 Email was in response to Mr. Chioini renewing his offer to meet with Richmond individually. In response, Richmond reiterated his desire to meet regarding "our group's concerns." In addition, Richmond explicitly acknowledged the existence of the Shareholder Group and renewed their threat to possibly seek control of the Company:

> ***Our group is a group that can put the company into play*** or go a long ways in preventing it from every (sic) coming into play...Instead of ***risking that we go nuclear*** on this, doesn't it make sense to just have a meeting on this...***We wrote you a letter as a group, we expect an answer as a group, what are you afraid of in meeting us as a group?*** (Emphasis added.)

A true and correct copy of the 3/16/16 Email is included as Exhibit F.

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53.   Thereafter, on or about March 24, 2016, Mr. Chioini did meet with Richmond for approximately two hours at Rockwell's headquarters.

54.   Following the March 24th meeting, the Shareholder Group, acting through Richmond, sent yet another email communication to Mr. Chioini dated April 1, 2016 (the "4/1/16 Email'). In the 4/1/16 Email, Richmond again explicitly acknowledged the existence of the Shareholder Group: "After the meeting I have been contemplating how to get a win for everyone. And by everyone I mean my clients...*I mean the shareholder group*." (Emphasis added.)

55.   In addition, in the 4/1/16 email, the Shareholder Group stated that "[w]e are willing to have *temporary cease fire* and give you the time you desire." (Emphasis added.) In offering this supposed "cease fire," the Shareholder Group acknowledged a series of demands they had made, but were willing to delay:

> The group is willing to back off from demanding that you separate the chair and the CEO roles...
> The group is willing to give you 30, 60, 90 days to show progress without advancing pressure on
> the management team or the company...The group is willing to give you input into the board seat.
> We are not forcing a person on you rather we want a seat... The group is willing to allow you to
> pick the consultant.

56.   After listing their demands in the context of the "cease fire," the

Shareholder Group then specified "What We Want":

> We want your commitment that we will be allowed to forward 2-4 names for your consideration
> to add to the board...The point is to get a commitment out of you that *we will get a board
> seat*...We want your commitment to hire a consultant...We are asking for a board seat and a
> consultant to do a project. (Emphasis added.)

A true and correct copy of the 4/1/16 Email is attached as Exhibit G.

57.   Mr. Chioini responded to the Shareholder Group's 4/1/16 Email indicating only that the Company would consider any Board candidates they proposed. In response to Mr. Chioini's offer, the Shareholder Group, acting through Richmond, sent yet another email communication dated April 5, 2016 (the "4/5/16 Email").

58.   In the 4/5/16 Email, the Shareholder Group reiterated its demand for a Board seat: "Our timeline to add another board member is weeks not quarters. We want a board seat we are comfortable with. We are willing to let you have input and not force someone on you but it needs to be in a period of weeks." A true and correct copy of the 4/5/16 Email is attached as Exhibit H.

59.   Thereafter, on April 9, 2016, the Shareholder Group, acting through Richmond, sent yet another email communication to Mr. Chioini addressing their demand for a Board seat (the "4/9/16 Email"). In the 4/9/16 Email, Richmond renewed the Shareholder Group's demand for a Board seat and stated that "my people are out of patience." Richmond then threatened "[y]ou will have to decide if it is worth risking your company over and we will have to decide if it is worth the fight." A true and correct copy of the 4/9/16 Email is included as Exhibit I.

60.   On April 28, 2016, the Shareholder Group, acting through Richmond, sent another email communication to Mr. Chioini (the "4/28/16 Email"). In the 4/28/16 Email, the Shareholder Group renewed their demand for a Board seat, indicating: "[w]e are forwarding 3 names for the board for you to vet...We would be comfortable with any of the nominees being appointed to the board...With that in mind we would expect an initial contact within the month of May..." A true and correct copy of the 4/28/16 Email is attached as Exhibit J.

61.   Mr. Chioini responded to the 4/28/16 Email that the Company would review and consider the candidates proposed by the Shareholder Group. Ultimately, in June 2016, the Board approved the appointment of a highly qualified new director for the Board that was not one of the candidates proposed by the Shareholder Group.

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C.   *Richmond and Richmond Brothers Prepare a False and Misleading Amended Schedule 13G*

62.   Despite all of the activist communications from the Shareholder Group and Richmond, on May 6, 2016, Richmond caused Richmond Brothers to prepare and serve upon the Company an amendment to its previously filed Schedule 13G, indicating to he and his company were merely "passive" shareholders.

63.   Specifically, on May 6, 2016, Defendant Richmond Brothers prepared and served on the Company a Schedule 13G/A, amending the Schedule 13G previously filed by Richmond Brothers (the "May 2016 Amended 13G"). The May 2016 Amended 13G was signed by Richmond as the President of Richmond Brothers. The May 2016 Amended 13G does not currently appear on the SEC's Edgar website, and it is unclear if the May 2016 Amended 13G was ever filed with the SEC.

64.   In the May 2016 Amended 13G, Richmond Brothers, acting through Richmond, failed to disclose that it had been and continued to be a member of the Shareholder Group. In particular, Richmond Brothers left blank the section of the form requiring the Reporting Person to provide the "Identification And Classification Of Members Of The Group."

65.   In addition, in the May 2016 Amended 13G, Richmond Brothers, acting through Richmond, falsely certified that the Rockwell shares referenced in the filing "were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities..." A true and correct copy of the May 2016 Amended 13G is attached as Exhibit K.

D.   *The Shareholder Group Renews Its Aggressive Communications in the Fall of 2016*

66.   In the fall of 2016, the Shareholder Group, acting through Richmond, renewed its aggressive communications with the Company.

67.   On September 19, 2016, the Shareholder Group, acting through Richmond, emailed Mr. Chioini requesting another meeting (the "9/19/16 Email"). The 9/19/16 Email was copied to Ravich, and requested that Mr. Chioini meet with Richmond and Ravich purportedly to "see if we can understand the long term game plan, find common ground, and a civil way forward." A true and correct copy of the 9/19/16 Email is attached as Exhibit L.

68.   Less than three days later, on September 22, 2016, the Shareholder Group, acting through Richmond, sent another email communication to Mr. Chioini complaining that he had not yet responded to the request for a joint meeting with Richmond and Ravich (the "9/22/16 Email"). In the 9/22/16 Email, Richmond once again expressed hostility stating, "[a]gain, and this is the last time, my preference is to meet and discuss. If you prefer to **go to war**...I am quickly becoming more ok with that." A true and correct copy of the 9/22/16 Email is attached at Exhibit M. (Emphasis added.)

69.   On October 3, 2016, Mr. Chioini responded to both of the recent email communications from Richmond and Ravich. After advising them that he had been traveling and had extremely limited time to respond to their request, Mr. Chioini indicated that, given that he had met with them recently to address their purported concerns, and given the important priorities facing the Company, a further meeting was not appropriate at that time. Nonetheless, Mr. Chioini invited Richmond and Ravich to communicate any additional concerns in writing so that he could consider a response.

70.   Within a few hours of Mr. Chioini's communication, Richmond, acting on behalf of the Shareholder Group and with a copy to Ravich, responded with another lengthy and hostile email communication (the "10/3/16 Email"). In the 10/3/16 Email, although Richmond attempted to disavow that he was acting as part of a "group," he continued to reference the collective actions of the Shareholder Group, including their attempts to obtain Board seats: "[r]egarding board seats, we have offered help to you and the company. We have offered several candidates...." Richmond's references to the collective actions of the Shareholder Group and thinly-veiled threats continued:

> We reached out on a vision and board members...We have tried to help you and you have a history of ignoring your owners. That style of management works if you deliver. So for your sake I hope you deliver. If not, you'll probably join the long list of founders who no longer work at the company they founded. May not be us but someone will come along to buy your company and you won't have the shareholder credibility to get the vote you need...You need us to support you.

A true and correct copy of the 10/3/16 Email is attached as Exhibit N.

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E.   *Richmond and Richmond Brothers File a False and Misleading Amended Schedule 13G*

71.   Within days of his 10/3/2016 Email, Richmond caused Richmond Brothers to file an amendment to its previously filed Schedule 13G, indicating to Rockwell's other shareholders and the investing public that he and his company were merely "passive" shareholders.

72.   Specifically, on October 7, 2016, Defendant Richmond Brothers filed with the SEC a Schedule 13G/A, amending the Schedule 13G previously filed by Richmond Brothers (the "October 2016 Amended 13G"). The October 2016 Amended 13G was signed by Richmond as the President of Richmond Brothers.

73.   In the October 2016 Amended 13G, Richmond Brothers, acting through Richmond, failed to disclose that it had been and continued to be a member of the Shareholder Group. In particular, Richmond Brothers left blank the section of the form requiring the Reporting Person to provide the "Identification And Classification Of Members Of The Group."

74.   In addition, in the October 2016 Amended 13G, Richmond Brothers, acting through Richmond, falsely certified that the Rockwell shares referenced in the filing "were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities..." A true and correct copy of the October 2016 Amended 13G is attached as Exhibit O.

F.   *The Richmond Defendants and Ravich Defendants File a False and Misleading Schedule 13D*

75.   On February 20, 2017, the Richmond Defendants and the Ravich Defendants filed with the SEC a Schedule 13D. In their Schedule 13D, the Richmond Defendants and the Ravich Defendants disclosed that they were acting as a group as of February 20, 2017, and they attached a purported "Group Agreement" dated February 20, 2017.

76.   The Schedule 13D filed by the Richmond Defendants and the Ravich Defendants failed to disclose the existence, purpose or activities of the Shareholder Group.

77.   The Schedule 13D filed by the Richmond Defendants and the Ravich Defendants also failed to disclose the other members of the Shareholder Group with whom they had been acting in concert, including Defendants Paxos, Joliat and Hagelstein.

78.   Alternatively, the Schedule 13D, as well as the attached "Group Agreement", filed by the Richmond Defendants and the Ravich Defendants also falsely represented that the date upon which they had entered into an agreement or arrangement to act as a "group," was February 20, 2016. In fact, the Richmond Defendants and the Ravich Defendants had been acting as a group as far back as February 4, 2016, and in no event later than the fall of 2016.

79.   In Item 4 of the referenced Schedule 13D, the Richmond Defendants and the Ravich Defendants represented that the purpose for acquiring the Rockwell shares that were the subject of the filing was "the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity."

80.   In addition, in Item 4 of the referenced Schedule 13D, the Richmond Defendants and the Ravich Defendants represented that they did not have "any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D..." A true and correct copy of the Schedule 13D filed by the Richmond Defendants and Ravich Defendants is attached as Exhibit P.

81.   Item 4 of Schedule 13D requires the Reporting Person(s) to disclose "any plans or proposals which the reporting persons may have which relate to or would result in...(d) [a]ny change in the present board of directors...of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board." 17 C.F.R. § 240.13d-101.

82.   Contrary to the representations in the referenced Schedule 13D, as of the date of its filing, the Richmond Defendants and the Ravich Defendants did have as a plan or purpose that included nominating one or more candidates for Rockwell's Board.

83.   In fact, at some time on or before the filing of the referenced Schedule 13D, Richmond caused 100 shares of Rockwell common stock that he beneficially owned in street name through Cede & Co. to be transferred into his name as the shareholder of record. This transfer of ownership of 100 shares of Rockwell common stock was effected as of February 21, 2017, i.e., the same day that the Richmond Defendants and the Ravich Defendants filed the referenced Schedule 13D.

84.	Likewise, at some time on or around the filing of the referenced Schedule 13D, Ravich caused 100 shares of Rockwell common stock that he beneficially owned in street name through Cede & Co. to be transferred into his name as shareholder of record. This transfer of ownership of 100 shares of Rockwell common stock was effected as of February 24, 2017, i.e., within a few days of the date on which the Richmond Defendants and the Ravich Defendants filed the referenced Schedule 13D.

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85.   Under Rockwell's by-laws, only a shareholder of record is eligible to nominate a candidate for election to the Company's Board. By transferring 100 shares of Rockwell stock from street name as described above, both Richmond and Ravich became shareholders of record as of the date of their respective transactions.

86.   On March 1, 2017, Ravich delivered to the Company a Notice of Shareholder Nominations of Individuals for Election as Directors at the 2017 Annual Meeting of Shareholders of Rockwell Medical, Inc. (the "Notice"). In the Notice, Ravich notified the Company that he was purporting to nominate himself and Richmond for election to the Company's Board at the upcoming Annual Shareholder Meeting to be held in late May or early June. A true and correct copy of the Notice is attached as Exhibit Q.

87.   Thereafter, on March 2, 2017, the Richmond Defendants and the Ravich Defendants filed with the SEC an amended Schedule 13D disclosing that they had delivered the Notice to the Company.

88.   Like the previously filed Schedule 13D, the amended Schedule 13D filed by the Richmond Defendants and the Ravich Defendants fails to disclose the existence, purpose or activities of the Shareholder Group.

89.   The amended Schedule 13D filed by the Richmond Defendants and the Ravich Defendants also fails to identify the other members of the Shareholder Group with whom they had been acting in concert, including Defendants Paxos, Joliat and Hagelstein. A true and correct copy of the amended March 2, 2017 Schedule 13D is attached as Exhibit R.

90.   The amended Schedule 13D filed by the Richmond and Ravich Defendants also fails to correct the misrepresentation in their original Schedule 13D that they had agreed to act as a group as of February 20, 2017.

COUNT I
Violation of §13(d) of the Exchange Act and SEC Rules promulgated
thereunder based on Failure to File Schedule 13D
(AS AGAINST ALL DEFENDANTS)

91.   Rockwell repeats and realleges, as if fully set forth herein, the allegations of Paragraphs 1 through 90, above.

92.   By reason of the foregoing, Defendants violated §13(d) of the Exchange Act, 15 U.S.C. § 78m(d), and the rules promulgated thereunder, by failing to file the required Schedule 13D disclosing that they collectively had acquired in excess of 5% of Rockwell's common stock, based on having, formally or informally, entered into an agreement, arrangement, understanding or relationship to act in concert for the purpose of acquiring, holding, voting or disposing of the common stock of Rockwell.

93.   The Defendants' violation of §13(d) of the Exchange Act continues at least through the date of filing of this Complaint.

94.   Given that the Richmond Defendants and the Ravich Defendants have publicly announced their intention to engage in a proxy contest seeking to elect Richmond and/or Ravich to the Board, Rockwell and its shareholders will be irreparably harmed if the Defendants are not required immediately to make accurate and complete disclosures.

95.   Specifically, Rockwell and its shareholders will be irreparably harmed absent corrective and appropriate equitable relief: (a) requiring the Defendants to file an accurate and complete Schedule 13D disclosing, among other things, their status as a group, the date upon which they agreed or arranged to act as a group, and their purpose(s) in acting as a group; (b) barring the Defendants from soliciting or contacting other Rockwell Shareholders in connection with any efforts to nominate or elect directors to the Company's Board until 30 days after they have filed an appropriate and complete Schedule 13D; (c) barring the Defendants from voting or directing the voting of Rockwell common stock or acquiring additional beneficial ownership of Rockwell common stock until 30 days after they have filed an appropriate and complete Schedule 13D as describe above.

96.   Rockwell has no adequate remedy at law.

11

COUNT II
Violation of §13(d) of the Exchange Act and SEC Rules promulgated
thereunder based on Failure to File Schedule 13D
(AS AGAINST THE RICHMOND AND RAVICH DEFENDANTS)

97.   Rockwell repeats and realleges, as if fully set forth herein, the allegations of Paragraphs 1 through 96, above.

98.   By reason of the foregoing, and in the alternative to Count I, the Richmond Defendants and the Ravich Defendants violated §13(d) of the Exchange Act, 15 U.S.C. §78m(d), and the rules promulgated thereunder, by failing to timely file the required Schedule 13D disclosing that they collectively had acquired in excess of 5% of Rockwell's common stock, based on having, formally or informally, entered into an agreement, arrangement, understanding or relationship to act in concert for the purpose of acquiring, holding, voting or disposing of the common stock of Rockwell.

99.   In the alternative to Count I, the violation of §13(d) of the Exchange Act by the Richmond Defendants and the Ravich Defendants occurred 10 days after the date on which they, formally or informally, entered into an agreement, arrangement, understanding or relationship to act in concert for the purpose of acquiring, holding, voting or disposing of the common stock of Rockwell.

100.   The date upon which the Richmond Defendants and the Ravich Defendants entered into an agreement, arrangement, understanding or relationship to act as a group is as far back as February 4, 2016, and in no event later than the fall of 2016.

101.   Given that the Richmond Defendants and the Ravich Defendants have publicly announced their intention to engage in a proxy contest seeking to elect Richmond and/or Ravich to the Board, Rockwell and its shareholders will be irreparably harmed if the Defendants are not required immediately to make accurate and complete disclosures.

102.   Specifically, Rockwell and its shareholders will be irreparably harmed absent corrective and appropriate equitable relief: (a) requiring the Richmond and Ravich Defendants to file an accurate and complete Schedule 13D disclosing, among other things, the date upon which they agreed or arranged to act as a group, and their purpose(s) in acting as a group; (b) barring the Richmond and Ravich Defendants from soliciting or contacting other Rockwell shareholders in connection with any efforts to nominate or elect directors to the Company's Board until 30 days after they have filed an appropriate and complete Schedule 13D; (c) barring the Richmond and Ravich Defendants from voting or directing the voting of Rockwell common stock or acquiring additional beneficial ownership of Rockwell common stock until 30 days after they have filed an appropriate and complete Schedule 13D as describe above.

103.   Rockwell has no adequate remedy at law.

COUNT III
Violation of §13(d) of the Exchange Act and SEC Rules promulgated
thereunder based on False, Misleading and Incomplete Schedule 13D
(AS AGAINST ALL DEFENDANTS)

104.   Rockwell repeats and realleges, as if fully set forth herein, the allegations of Paragraphs 1 through 103, above.

105.   By reason of the foregoing, Defendants violated §13(d) of the Exchange Act, 15 U.S.C. §78m(d), and the rules promulgated thereunder, by filing a false, misleading and incomplete Schedule 13D on February 20, 2017.

106.   The referenced Schedule 13D was false, misleading and incomplete in the following respects: (a) it fails to disclose Defendants Paxos, Joliat and Hagelstein as part of the group; (b) it fails to disclose that the Shareholder Group had been formed not later than February 4, 2016; (c) it fails to disclose the purposes and activities of the Shareholder Group from the date of its formation through the present; (d) it falsely represented that the Richmond and Ravich Defendants entered into an agreement or arrangement to act as a "group" on February 20, 2017; (e) it falsely represented that the Richmond Defendants and the Ravich Defendants had no present plans to nominate one or more candidates for the Rockwell Board when, in fact, they did have the intention of nominating one or more candidates for the Rockwell Board and did so shortly after the filing of the misleading Schedule 13D; and (f) it fails to disclose that Defendant Richmond Brothers, acting through Richmond, filed a false and misleading Schedule 13G on October 7, 2016 as alleged herein.

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107.   Although the Richmond Defendants and the Ravich Defendants filed an amended Schedule 13D, that amended Schedule 13D, remains false, misleading and incomplete in the following respects: (a) it fails to disclose Defendants Paxos, Joliat and Hagelstein as part of the group; (b) it fails to disclose that the Shareholder Group had been formed not later than February 4, 2016; (c) it fails to disclose the purposes and activities of the Shareholder Group from the date of its formation through the present; and (d) it fails to correct the false representation in their original Schedule 13D that they had entered into an arrangement or agreement to act as a "group" as of February 20, 2017; (e) it fails to disclose that Defendant Richmond Brothers, acting through Richmond, filed a false and misleading Schedule 13G on October 7, 2016 as alleged herein.

108.   Given that the Richmond Defendants and the Ravich Defendants have publicly announced their intention to engage in a proxy contest seeking to elect Richmond and/or Ravich to the Board, Rockwell and its shareholders will be irreparably harmed if the Defendants are not required immediately to make accurate and complete disclosures.

109.   Specifically, Rockwell and its shareholders will be irreparably harmed absent corrective and appropriate equitable relief: (a) requiring Defendants to file an accurate Schedule 13D correcting the false, misleading and incomplete disclosures described in paragraphs 106-07 above; (b) barring Defendants from soliciting or contacting other Rockwell Shareholders in connection with any efforts to nominate or elect directors to the Company's Board until 30 days after they have filed an appropriate and complete Schedule 13D; (c) barring the Defendants from voting or directing the voting of Rockwell common stock or acquiring additional beneficial ownership of Rockwell common stock until 30 days after they have filed an appropriate and complete Schedule 13D as describe above.

110.   Rockwell has no adequate remedy at law.

COUNT IV
Violation of §13(d) and (g) of the Exchange Act and related regulations based
on Filing of False, Misleading and Incomplete Schedule 13G
(AS AGAINST RICHMOND AND RICHMOND BROTHERS)

111.   Rockwell repeats and realleges, as if fully set forth herein, the allegations of Paragraphs 1 through 110, above.

112.   Based on the foregoing, Richmond and Richmond Brothers violated Sections 13(d) and (g) of the Exchange Act, 15 U.S.C. §78m(d) and (g), and the rules promulgated thereunder, by filing a false, misleading and incomplete Schedule 13G on both May 6, 2016 and October 7, 2016, and by failing to file a Schedule 13D.

113.   The Schedule 13G filed on October 7, 2016 was false, misleading and incomplete in that it: (i) falsely represented to Rockwell's other shareholders and the investing public that Richmond Brothers was a passive shareholder; (ii) failed to disclose that Richmond Brothers had been and continued to be a member of the Shareholder Group; and (iii) falsely certified that the Rockwell shares referenced in the filing "were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities...."

114.   In this Count IV, Rockwell seeks a declaratory judgment finding that Richmond and Richmond Brothers violated §13(d) and (g) of the Exchange Act.

13

WHEREFORE, Rockwell demands judgment against Defendants, including declaratory and injunctive relief, as follows:

(a)   Finding and adjudging that Defendants—or, in the alternative the Richmond and Ravich Defendants—have formed a group under Section 13(d) of the Exchange Act, 15 U.S.C. § 78m(d), and Rule 13d-1 thereunder, 17 C.F.R. § 240.13d-1, for the purpose of acquiring, holding, voting or disposing of Rockwell common stock, as described above;

(b)   Finding and adjudging that all Defendants – or, in the alternative, the Richmond and Ravich Defendants – violated Section 13(d) of the Exchange Act, 15 U.S.C. §78m(d), and the rules promulgated thereunder, by failing to file a Schedule 13D for the entire group;

(c)   Finding and adjudging that the Richmond and Ravich Defendants violated Section 13(d) of the Exchange Act, 15 U.S.C. §78m(d), and the rules promulgated thereunder, by filing a false, misleading and incomplete Schedule 13D on February 20, 2017, as supplemented on March 2, 2017, as described above;

(d)   Finding and adjudging that Richmond and the Richmond Defendants violated Sections 13(d) and (g) of the Exchange Act, 15 U.S.C. §78m, and the rules promulgated thereunder, by filing a false, misleading and incomplete disclosure on Schedule 13G, rather than Schedule 13D, on May 6, 2016 and October 7, 2016, as described above;

(e)   Requiring Defendants—or, in the alternative the Richmond and Ravich Defendants—to file an accurate and complete Schedule 13D disclosing their status as a group, the date upon which they agreed or arranged to act as a group, and their purpose(s) in acting as a group.

(f)   Precluding Defendants from soliciting or contacting other Rockwell shareholders in connection with any efforts to nominate or elect directors to the Company's Board until 30 days after they have filed an appropriate and complete Schedule 13D;

(g)   Precluding Defendants from voting or directing the voting of Rockwell common stock or acquiring additional beneficial ownership of Rockwell common stock until 30 days after they have filed an appropriate and complete Schedule 13D as describe above;

(h)   Ordering Defendants, and each one of them, to divest their Rockwell shares purchased since any one or more of them decided to act as a group for the purposes of seeking to change or influence control of Rockwell or formed the intent to seek to change or influence the control of Rockwell, as described above, and in no event later than February 4, 2016;

(i)   Enjoining Defendants from acquiring any further Rockwell shares or asserting any rights with respect to Rockwell by virtue of the ownership of such Rockwell shares, until such divestitures are completed and corrective disclosures are made; and,

(j)   Granting Rockwell such other and further relief as the Court deems just and proper.

14

Respectfully submitted on behalf of
ROCKWELL MEDICAL, INC.

/s/ Irina Kashcheyeva
Irina Kashcheyeva (P72575)
FOLEY & LARDNER LLP
500 Woodward Avenue, Suite 2700
Detroit, MI 48306
Telephone: 313.234.7100
Facsimile: 313.234.2800
ikashcheyeva@foley.com

Dean M. Jeske
Phillip M. Goldberg
FOLEY & LARDNER LLP
Telephone: 312.832.4500
Facsimile: 312.832.4700
djeske@foley.com
pgoldberg@foley.com

Dated: March 8, 2017   *Attorneys for Plaintiff*

15

From ***FISMA & OMB Memorandum M-07-16*** Feb 4 at 5:41 PM
To rchioini@rockwellmed.com
CC
FISMA & OMB Memorandum M-07-16
FISMA & OMB Memorandum M-07-16 dave@richmondbrothers.com ***FISMA & OMB Memorandum M-07-16***

Subject: Shareholder Concerns

Rockwell Medical
Attn: Robert Chioini
30142 Wixom Road
Wixom, MI 48393

February 4, 2016

Dear Rob

The undersigned are all longtime supporters of Rockwell Medical and represent, along with associates, in excess of 20% of the common stock of the Company. We all share a number of concerns that we would like to jointly discuss with you. There is no question that you have done a superb job in operating the Company and in achieving the two FDA drug approvals. However our concerns are regarding the pace of the current commercialization phase of the drugs. In addition we strongly feel that the Company needs to do more to promote its stock through better communications with shareholders and the public.

It has now been over 1 year since the approval of Triferic and over 1.5 years since the approval of Calcitriol. We feel that after this much time there is still not a clear understanding in the marketplace what the opportunities are for these two drugs. Based upon the limited public information available to us it is also not clear if any meaningful success has yet been achieved in the commercialization process. We are also concerned that the Company has not clearly defined the full extent of the Triferic opportunity as a platform drug across all likely indications and in all areas of the globe.

In addition we feel that the Company needs to do a much better job in communicating with the public. One of your key jobs as the CEO of a public company is to manage the expectations of the public, to provide guidance as to the Company's short term and long term goals, and to defend the Company's stock against inaccurate facts being spread in the marketplace. To date very little actual guidance has been provided, and to the extent that some guidance has been wrong, the Company has not done a good job of explaining to the public the

reasons why. One of the problems with this approach is that it allows the short sellers to set the narrative. Also you should try to be more enthusiastic and forceful in your delivery of the opportunity to the public.

We believe that the above concerns have contributed to the fact that the Company's stock price has dropped much quicker than the overall market or the biotech industry in particular. This excessive price drop hurts many of your shareholders, especially those on margin, and should be a concern of the Company's. In addition, such a low stock price makes raising money much more expensive if needed, and encourages either strategic investors or financial investors to possibly attempt a cheap takeover of the Company.

After discussions amongst ourselves, we would like the Company to consider the following recommendations.

1. Reconstitute or expand the board of directors to incorporate at least 2 world class drug industry veterans.
2. Implement a policy of using best practices into the Company's governance programs.
3. Add more management depth so that multiple opportunities can be aggressively pursued at the same time, both in the business development area and the sales and marketing area
4. Provide an outline of a 5 year plan for the company regarding the commercialization of Triferic and Calcitriol, indicating time frames and market sizes in all of the various indications in all parts of the globe.
5. Explain the reasons for the delays in the launch of Calcitriol.
6. Better explain the Company's guidance for the rollout of Triferic in the United States and abroad and why the rollout appears to be behind schedule.
7. Provide more specific guidance of the Company's financial goals.
8. Explain the expected use of the Company's cash reserves.
9. As part of improving communications to the public allow investors to ask questions on the conference calls.
10. Either hire a new Investor Relations firm or better utilize the current firm.

In closing, we all fully support your leadership of the Company. However as you are still new in the role of leading a drug company we feel you could benefit from the experience and advice of industry veterans, both in commercializing our drugs and in dealing with the Public.

We encourage you to take advantage of the upcoming conference call to reinvigorate your shareholder base and to disseminate additional information to the public. We believe that this opportunity is much greater than the market is giving you credit for.

In addition, we would all like to have a conference call with you to further discuss the above issues either before or directly after the next earnings conference call.

Thanks in advance for considering our suggestions. (signed letters attached)

Mark Ravich

David Hegelstein

Chris Paxos

David Richmond

Jay Joliat

Larry Hopfenspirger

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, February 22, 2016 5:22 PM
To: Rob Chioini
Cc: ***FISMA & OMB Memorandum M-07-16*** dave@richmondbrothers.com; ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
Subject: RMTI

Rob

We want to congratulate you on your recent deal in China and the filing of a new IND. It looks like a good start towards developing the international potential of Triferic.

However it has now been 18 days since you received our request to hold a conference call with us to discuss our various concerns. As of today no one has yet heard back from you.

While it is now clear that you have been busy finalizing the China deal, it is still quite disappointing that you appear to be ignoring the request of so many large owners and long term supporters of the Company. This only highlights one of our concerns about the lack of adequate shareholder communications. While your recent news was a good start it does not really address the various concerns that we have written to you about.

The fact that the Company's stock has failed to move in any meaningful way after the above announcements only highlights the fact that the public does not understand the full potential of Triferic. In addition as of today you have announced that only one of the top 7 Companies in the industry is working on Triferic after 13 months from approval. This raises the question, is the Company having problems commercializing the drug? This lack of either results or communication reinforces the short sellers thesis in the marketplace, and harms your shareholder base.

We would like to schedule a conference call with you as soon as possible, either before or right after your upcoming earnings conference call. Please let us know some times and days that would work for you. Our goal is to continue to handle this in a friendly and supportive way; however we feel it is inappropriate that so much time has passed with no response from the Company.

Feel free to reach out to any one of us.

Best regards,

Mark Ravich

Dave Haglestein

Dave Richmond

Chris Paxos

Jay Joliat

Larry Hopfenspirger

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, February 25, 2016 3:58 PM
To: Rob Chioini
Cc: dave@richmondbrothers.com;   ***FISMA & OMB Memorandum M-07-16***
                FISMA & OMB Memorandum M-07-16
Subject: RMTI

Rob

        While we appreciate your response to us unfortunately it does not address many of the issues we wanted to discuss. However at this time we think it would be best to wait until after Rockwell's earnings call to schedule a follow up. That way we can better see what still needs to be discussed.

        We will contact you then. Hope all is well.

Best regards

Mark Ravich

Dave Haglestein

Dave Richmond

Chris Paxos

Jay Joliat

Larry Hopfenspirger

From: David Richmond [mailto:dave@richmondbrothers.com]
Sent: Friday, March 04, 2016 4:03 PM
To: Rob Chioini
Cc: Tom Klema; Ray Pratt; Ajay Gupta;   ***FISMA & OMB Memorandum M-07-16***

FISMA & OMB Memorandum M-07-16

Subject: Shareholder request for meeting

Rob,

Attached you will find a letter that details our feelings, concerns and a request for a conference call.   Please read it and respond.

Thank you for your time.

Dave

David S. Richmond, MSFS, CAP®, ChFC®, CLU®

President

Richmond Brothers, Inc.

Connect with us:

3568 Wildwood Avenue, Jackson, Michigan 49202

███████████████████████████████

Website: www.richmondbrothers.com

Services offered through Richmond Brothers, Inc., an SEC-Registered Investment Adviser.

March 4, 2016

Rob Chioini, Chairman and CEO

Rockwell Medical

30142 Wixom Road

Wixom, MI 48393

Rob,

Per our note prior to the conference call we said we would be back to you in requesting a meeting, via conference call or in-person, to discuss the company. The results of the conference call have only renewed our desire to open a dialogue with you to discuss your strategic and tactical plans for the company. Thus, we are formally asking for a meeting to be held within the next 10 days at your convenience.

We want to establish a fair and honest working relationship with you. As owners of Rockwell we not only have the right but the responsibility to understand the strategic direction of the company and how it plans to execute to achieve said strategic goals. As you could read from our previous letter, and backed up with evidence from every single analyst, we were not alone in our desire to step from the darkness into the light.

We asked you in our previous letter to shine a light on what has happened, what the plans are, and how you intend to execute. Instead of taking that letter seriously, talking with us, and as importantly thinking that maybe others feel this way as well, you chose to ignore us for a couple weeks, and then dismissed us by refusing to talk to us in the future. Thus instead of preparing to be asked in a public setting the same questions we were asking you privately you went into the conference totally unprepared, and behold, those were the same questions Annabel asked you with disastrous results. It was followed up in research reports with every single analyst quoting a level of confusion, lack of clarity and understanding resulting in the downgrade of the stock. The conference call basically called into question, can Rockwell sell the drug at all, do you have a pricing strategy, do you need pricing outside the bundle in order to sell Triferic and if you don't get it, will it still sell, and when has enough time been wasted not selling the drug that the company will start selling it in any event. We are not saying that is exactly what you said, rather that is the perception from the reports written by your analysts. This perception has shaped what the market currently believes, which resulted in $150,000,000 being wiped form the market cap of the company in about 15 minutes. In addition, it has attracted lawyers, trolling for clients, of which we have many unhappy shareholders.

We want to be clear, we are looking to begin a dialogue with you having as our priority the best interests of the company and creating long term shareholder value. We also want to be clear, you may have the greatest plan in the world, the problem is no one knows what it is. As owners that is unacceptable. Also as a publicly traded company the fact that the market place, its owners, nor the public has any idea what your plans are, is not best practices or anything approaching best practices. We understand as investors this is your first time through this process of drug approval and launch. It is a great opportunity when deciding to invest in a company developing their first drug. We also understand with that lack of experience comes mistakes. We are not asking you to be perfect, rather, to be open to the idea of making the learning greater than the experience itself, applying that wisdom, and being better in the future.

Part of developing that acceptance of risk as a culture is being transparent when mistakes happen, describing your learning and how it will make the company better. The communication is as important as what happened. Our concern is we don't see this culture at Rockwell. As management has made decisions such as not launching Vitamin D, or the problems associated with it, or the determination to suspend the launch of Triferic without any public notice, back channel work with analysts, etc...these things have real world effects such as a losing public trust and confidence. In addition, it potentially has legal ramifications as there was public guidance on Triferic and when you decided to suspend the launch that had to be material information and thus an 8k needed to be filed. It wasn't and that may be something that will be debated in court now.

Individually, as well as in our letter, we have spoken to you about governance over the past several years. We have offered free advice for the protection of the shareholders and the company. We have spoken to you about adding experienced board members, people who have built or ran billion dollar companies, people who have gotten drugs approved and launched. We talked to you about hiring consultants and doing things in a best practices manner from a governance standpoint. You stated to us that it was a priority of yours to add board members and that you acknowledged it was a weakness you planned to address. And yet years later, we are where we always were. We know in our own corporate lives, when we get good advice, we avoid some of the potholes along the way. We believe you are so busy working in the business you don't have the time to work on the business. Taking a couple of hours last fall to properly manage expectations could have avoided the damage done during the conference call. Due to the lack of progress we have seen, and the track record being created we would like to discuss the following:

1. Having the Company prepare a multi-year strategic plan for the public outlining the various indications for which Triferic can be used, the size of each market in the USA and globally, and the timelines involved in bringing Triferic to market for each of those indications. We believe the market doesn't understand the true potential of Triferic as a drug platform technology. The company needs to provide the

education to the market so they may understand and act on what we all believe is the truly astounding potential that drug is and equally important what that means.

2. We would like to see the chairman and CEO roles of the company split between two different people. Specifically we would like to see a trusted drug industry veteran take over the Chairman's role. We feel this could go a long way towards restoring the public's trust in the company and could bring new institutional investors into the stock. In addition, we would like to see a second drug industry veteran appointed to the board. We believe you are so busy working in the company that you don't work on the company. Someone needs to be focused working on the company while you work in the company. We are asking for board seats but we are doing it in the friendliest of ways. We aren't demanding who we want on the board, we are allowing the company to go through a proper vetting process to pick the experts. No CEO has every skill set. Any great CEO surrounds themselves with great people; people better than they are. Any multi-billion dollar company has outside directors who are not friends, but are experts in what you are trying to do, helps provide you guidance, helps you run the company better, and that is best for you, the company and the shareholder.

3. Finally we believe that you need to have another public call during which you explain exactly what has been happening for the past year on both Triferic and Calcitriol. As you can tell from the conference call and the results in the financial markets after the call, nobody has any understanding of what really is going on inside Rockwell Medical.

Our goal is to continue to remain friendly, we don't want to be adversarial but as stated above we have rights and responsibilities as shareholders to understand what is going on. We would prefer and have now requested, for the second time, a meeting to gather that information and discuss our points above. You have a choice, you can choose to talk with us, informing us of your business plan and building confidence in a large block of your shareholders, or you can freeze us out. It is clearly your choice. However, we want to inform you of what our options are in case of the latter.

We believe we have many options some of which include the following:

1. We can write a short white paper and file it in a 13D reviewing/shining a bright light on the past narrating for the public our concerns. We would hate to do this as this action will have an effect. We would prefer to simply open a dialogue with you. Some of the effect a 13D would have: it would use old transcripts of your conference calls to point out past guidance and its accuracy. Those old transcripts are fascinating reading. It would point out no public explanation has been given for having Vitamin D for 2 years without launch. It would also point out past guidance with Vitamin D. It would point out holding Triferic for 13 months before the first business development deal was done, with nothing still done in Europe, Japan, or other indications in the USA. A year of patent gone with what results to

show? It would show, 14 months of Triferic approval with little to no sales and no clarity. It would use your words and the analysts' expectations to tell the story. It would also tell the story of a group of shareholders who care about the little guy while the CEO refused to talk to the very same people who supported him and the stock for over a decade and how they were mistreated and cast aside because he was "too busy". It also would use your words about the great shareholder value and over-performance quoted in your letter to us, that was simply wiped away in one bad conference call. And how that result could have been avoided because the CEO was actually put on notice by the shareholders to prep for that call as the market had concerns. The CEO didn't' have time and didn't care, and thus his people lost $150 million. You have mentioned many times before that you are not going to worry about the stock since it will take care of itself, however that is one of the CEOs jobs.

It will look at compensation and what results have been for shareholders vs. what the CEO and management team has taken in comp. Is your comp best practices? Are short dated options best practices? What was the timing of a bad fundraiser compared to when you took options shortly thereafter? Did you admit a mistake and take the options at $8-$9 which would have showed solidarity and integrity? Or did you take them at $3 or $4 when the stock would have never been there had you raised money at higher prices as you should have?   How will that look to the public, to lawyers, to hedge funds, to PE? We won't go on but you get the point. It is fascinating what a good story can tell when properly crafted, especially when you get to use facts, and one's own words.

We think the result of this will be that every media outlet will be put on notice, every hedge fund and private equity firm will be put on notice approximately 25% of your shareholders are not happy, tried to work with you and you said, screw you, twice. It will also allow every law firm trolling for clients in a class action suit to know who to call to pick up 25% of your shareholders. We imagine that would be a lawyers dream come true.

Do you want to spend time with us, or time saying no comment to lawyers, media, and fending off PE and Hedge funds for the next 6-24 months? Now this is not our goal, our goal is long term shareholder value, but it is an option we are exploring. Or we can go to item 2 below.

2. We can approach a number of large PE firms we know and ask them this question: Could your fund use a 10 banger for performance? If you invested $100 million and could get back $1 billion plus would you be interested based on the facts above. If you think the company is about to become a huge success...what do you think they will think of this opportunity? What you have told us in the past is that you don't care who owns your stock, and if we didn't like how you manage it, we can sell. And we have told you, it does matter who owns your stock. Such as the hedge funds you have raised money with in the past, who have screwed your long term investors ever since. So let us be clear. You founded this company

but you don't own it and you certainly don't control it.   You aren't Mark Zuckerberg who literally controls Facebook by himself. You have the choice to not meet with us, but we have a choice, with the ability to assemble a 25% block of stock, and a $100 million dollar investment we could control the company. You spent your life working for these upcoming moments but nothing says you will be there when those moments arrive. You have built something that could be special. But you also have mismanaged a fundraising, and to-date two drug launches. You may have started this, but you may or may not finish it. We could, as a block, be your best friend, or someone else's best friend. We want long term shareholder value. Who is the best person to deliver that? We would certainly love the opportunity and have asked for the opportunity for the second time, to understand why it should be you. Every CEO or owner of a private company thinks they are the best person to run their company; but they are never the only one who can run it and sometimes change is good.

We have more options but you get the point. Again, we want to remain supportive and friendly. We want to understand that you have a grand plan, will build the team around you, which will leave us in a position to defend the company, the stock, and be your best supporters if any attempt is made on the company. We want to give you the rope to pull out of the hole. People are turning their back on you, and writing terrible things about you, the company and its prospects, while we are offering to meet, to dialogue and extend a hand. Whether you take it, or slap it, is up to you. Clearly, the choice is yours. We hope for a positive response and a meeting within the next 10 days or we will move on to one of the options discussed above.

Sincerely,

David Richmond

Mark Ravich

Dave Haglestein

Chris Paxos

Jay Joliat

Larry Hopfenspirger

CC: Tom Klema

        Dr. Ray Pratt

        Ajay Gupta

        Ken Holt

Ron Boyd

Patrick Bagley

Michael Rice

From: David Richmond <dave@richmondbrothers.com>
Date: March 14, 2016, 10:22:51 PM EDT
To: Rob Chioini <rchioini@rockwellmed.com>
Cc: ***FISMA & OMB Memorandum M-07-16***
           FISMA & OMB Memorandum M-07-16

Subject: Re: update

Rob,

As promised I wanted to get back to you before the end of the day. As both of our letters indicated we think a meeting is a good idea and in person is significantly better than via phone conference. These are important issues to all of us and so given the seriousness of the situation an in-person meeting seems appropriate. We all want what is in the best interests of the company. We would prefer to sit down and see if we can reach a resolution and do so in a friendly manner.

Since you have talked with David and Jay already; Mark, Chris and I will come to Wixom next week at a mutually convenient time. We will forward some times to you and if they don't work, please suggest a few that do and we'll see if we can accommodate your schedule.

As our letter stated, we would like to discuss the three points as agenda items. We would like to focus on governance, strategic business plans, and adding a qualified board member as Chairman of the board. We believe there are a few ways to reach a solution everyone can be happy with. A solution that gives you time to finish the job you spent your life building while giving you the guidance to help you achieve everything you thought possible. At the same time giving us accountability, governance and independence. We look forward to discussing it with you.

Tom Hills was copied on this as he mentioned that he would be willing to come to the meeting or at a minimum be on the phone during a call. I think he has unique experience and insight that would benefit everyone involved if he participated.

We will be back to you tomorrow or Wednesday with a few dates next week.

Dave

David S. Richmond, MSFS, CAP®, ChFC®, CLU®
Chairman & Co-owner
Richmond Brothers, Inc.

Connect with us:

3568 Wildwood Avenue, Jackson, Michigan 49202

Website: **www.richmondbrothers.com**
Richmond Brothers, Inc. is an SEC-Registered Investment Adviser. Please visit our website for more information and important disclosures.

From: David Richmond [mailto:dave@richmondbrothers.com]
Sent: Wednesday, March 16, 2016 3:28 PM
To: Rob Chioini
Subject: RE: Thursday March 24th

Rob,

I have been thinking about your note and balancing your desire to meet with me individually with our group's concerns and it just doesn't make sense to me.

Did something happen in the past I am not aware of between you, Mark and Chris? You talked in your first response why it made no sense for you to have any dialogue with us, it wasn't a good use of company time and resources. Instead of talking with us one time for a couple hours, now you are spending 3.5 hours with david, time with Jay, and now you want to spend time with me. In addition, you want to freeze out two members of our group, which doesn't make them want to continue to be friendly, rather it begins to get them ready to push back. Why not meet with us and address our issues point by point?

Our group is a group that can put the company into play or go a long ways in preventing it from every coming into play. It just seems to me that it makes common sense for you to meet with the three of us. It makes me wonder what are you afraid of? Why won't you meet the three of us and simply start dialoguing toward a resolution?

The only reason that you wouldn't it seems to me, is that you have no intention of addressing our concerns and instead want to discuss the future of the company and its potential. I know it has potential, it is why I own more than 5 million shares. It is executing on that potential that is a concern of ours. While I appreciate your willingness to meet, we would want to ensure we address the three points in our letter, in detail.

We want to ensure you are willing to discuss the splitting of chairman and ceo role, with a commitment to name a pedigreed independent chairman. Second, we want to discuss having a public laying out of a business plan describing the market potential of Triferic as a platform across all of its indications worldwide.

You asked what happened to our relationship. If I can be frank, I don't think we had much of a relationship to begin with. You have told me you don't care who owns your stock, and if I didn't like what you were doing I can sell it. You told me this when I owed 20% of your stock. Since then you have diluted me by 50%. I own more shares than ever before in Rockwell and yet have less of a percentage ownership. My shares are worth the same or less money now than they were 5+ years ago. My people are tired of waiting, especially when they have been guided very differently. I have only been to Wixom 2x in 14 years and only called a handful of times. I have been easy. But I have had enough. I asked you to put someone on the board 3 years ago, you agree it was a weakness and it needed to be addressed. You said you would and you didn't. I emailed you and Tom last year about governance and the long term incentive plan. I offered to meet you and work though the issues, you blew me off 2x and never called back. I emailed you/tom to see where that issue stands prior to your proxy coming out, and not only did you not respond, you never even acknowledged that you got the communication. When you treat people this way, it tends to harm a relationship and when you don't have much of one to begin with, it damages any trust and credibility.

Instead of risking that we go nuclear on this, doesn't it make sense to just have a meeting? Assuming you are serious about governance it is an easy meeting to have. You don't need to divide and conquer our group individually. We are playing nice, but we will only do so to a point. Peeling us off and freezing others out isn't the proper way to handle this. Mark and Chris met with you in January but a lot has flow under the bridge since then. I have talked with David regarding your conversation and it didn't address any of the points we have asked you to address. You made him feel good and he walked away.

We wrote you a letter as a group, we expect an answer as a group, what are you afraid of in meeting us as a group? Help me understand what you are afraid of?

Dave

David S. Richmond, MSFS, CAP®, ChFC®, CLU®

President, Richmond Brothers, Inc.

From: David Richmond [mailto:dave@richmondbrothers.com]
Sent: Friday, April 01, 2016 8:27 PM

To: Rob Chioini
Cc: Tom Klema
Subject: Offer

Rob,

Thanks for the offer and access and then spending time with me Tuesday. I do appreciate
it. After the meeting I have been contemplating how to get a win for everyone. And by
everyone I mean, my clients, the people who entrust me to manage their life savings. I mean the
shareholder group who want the maximum long term value of the stock. And I mean the
company, and you; who also want the best for the company and maximum value of the
company.

I tried to reach out to you yesterday and again today to have this discussion over the phone but
we were unable to reach each other. I am on a plane to California as I type this, but I am
available the next 7-8 days while I work and vacation a bit out in Lake Tahoe. Email doesn't
allow tone so if you want to follow up I am happy to discuss this with you on the phone.

You mentioned you are adding a board member who is an independent and pharma
veteran. While we cannot comment since I don't know who the person is, have not done vetting
on them, we still congratulate you on beginning to move governance up your list of
priorities. While after three years I would like to say about time; it is still a move in the right
direction. Congrats.

You also mentioned the willingness to add a second board member. Finally you mentioned that
at some point you believe a plan will be revealed to the public of the overall platform value of
Triferic worldwide across all indications. You said now might not be the time but there will
come a time. Therefore, I have a proposal for you that I have run by my client advisory group,
our shareholder group, my counsel (both personal and activist), and after a lot of give and take,
some frustration and hard discussions have come to agree is acceptable.

We are willing to have a temporary cease fire and give you the time you desire. I cannot have an
open ended timeline. My shareholders just won't agree to that. But they will agree to a give you
the time you need to show progress. If you need 30 days or 60 days to get several of the issues
up and running (Calcitriol launch and sales, BD deal, powder approved, ASP +6, etc...) we will
set the timeframe at the end of what you feel you need. We wouldn't need all things done but we
need to be able to show significant progress and that the rubber is beginning to meet the road. It
is no longer a company of potential but a company realizing its potential. If you do achieve the
results we discussed, I am sure you will get more time as trust builds.

What we are willing to give:

*The group is willing to back off from demanding that you separate chair and the CEO
roles. This was the most contentious by far but after 2 days I reached peace.

*The group is willing to give you 30, 60, or 90 days to show progress without advancing pressure on the management team or the company. This was also very contentious as some of our leverage comes with the price low. Giving time may hurt some of our leverage. We are willing to give on this and that wasn't easy.

*The group is willing to give you input into the board seat. We are not forcing a person on you, rather we want a seat. We don't mind the process being collaborative.

*The group is willing to allow you to pick the consultant or we are willing to take this off your plate; again it can be collaborative.

WHAT WE WANT:

*We want your commitment that we will be allowed to forward 2-4 names for your consideration to add to the board. And out of that 2-4 names you will be allowed to vet them and pick the one that you feel will be a good addition to the board and the company. If we cannot agree, we will submit a new group. You are welcome to give us input on what skill sets you think are important. The point is to get a commitment out of you that we will get a board seat, of a person we nominate but with mutual approval, and that we can begin that process immediately.

* We want your commitment to hire a consultant to do a white paper (both for internal use and possibly a separate one for public and institutional education) showing the global value of Triferic across all indications. We feel that you will need this information eventually so it is not money wasted, may help you in negotiations (requiring minimum investments into developing additional indications), and may show that add on uses are worth much greater value than the initial indication. It would also allow you to educate that Triferic isn't just an iron drug of ESRD but a multi-billion dollar platform across many anemia applications. You are welcome to find the consultant and name them, or we will be happy to do the work for you, get the consultants lined up who are experts in that field, and present them and their proposal to you. We will start this immediately.

We are willing to leave all the power with you. You still control the board, control the agenda of the board, and still maintain both roles of Chair and CEO. We are willing to board seat and the consultant to use for the white paper be collaborative. We are not forcing anything upon you. We are asking for a board seat and a consultant to do a project. Given all of our options and where we can take this, we feel that we are being very reasonable. We hope you feel we are working in good faith and would like to continue to work with you, not against you.

I am happy to discuss this on the phone, or if you agree with our proposal you can just respond that you do, and we'll get started on a slate of board members for you to review as well as a consultant to do the work.

Onward,

Dave

David S. Richmond, MSFS, CAP®, ChFC®, CLU®

Chairman & Co-owner

Richmond Brothers, Inc.

Connect with us:

3568 Wildwood Avenue, Jackson, Michigan 49202

Website: www.richmondbrothers.com

Richmond Brothers, Inc. is an SEC-Registered Investment Adviser. Please visit our website for more information and important disclosures.

From: David Richmond [mailto:dave@richmondbrothers.com]
Sent: Tuesday, April 05, 2016 9:09 PM
To: Rob Chioini
Cc: Tom Klema
Subject: Re: Offer

Rob,

To be clear, what is your timeline for reviewing our names we give to you? And will you to commit to adding to the board from that pool or a pool of mutual agreement?

Lastly, what is the timeline for reviewing and deciding on the consultant?

Maybe I misunderstood your email but my perception is you are treating our requests as something you can take or leave or get around to someday. It is possible this isn't a correct perception.

Our timeline to add another board member is weeks not quarters. We want a board seat we are comfortable with. We are willing to let you have input and not force someone on you but it needs to be in a period of weeks.

If you prefer to talk feel free to call me or give me a few times and I will make myself available.

Dave

David S. Richmond, MSFS, CAP®, ChFC®, CLU®

President
Richmond Brothers, Inc.

Connect with us:

3568 Wildwood Avenue, Jackson, Michigan 49202

Website: **http://www.richmondbrothers.com/**
Services offered through Richmond Brothers, Inc., an SEC-Registered Investment
Adviser.

From: David Richmond <dave@richmondbrothers.com>
Date: April 9, 2016, 5:20:06 PM EDT
To: Rob Chioini <rchioini@rockwellmed.com>
Cc: Tom Klema <tklema@rockwellmed.com>
Subject: **Re: Offer**

Rob,

We flew home today. Let's set a meeting for the week you return home. Give me 2-3 dates and I will try and make it work.

I don't understand how adding a second independent board member and doing a study of triferic's worldwide potential is against 95% of shareholders. Independent board members protect shareholders and make for a better company. Nearly All multi-billion dollar companies have independent directors. And you will need the study at some point so it isn't wasted money. We may disagree on timing but it will be needed at some point. I think this is in shareholders interests.

Second, Mark has lent shares but Chris has not, so let's at least be accurate. In addition, while you have not made money personally, your shares have been lent, and you choose to have your margin account at a firm that screws the long term shareholder with horrible research. Mine never have ever been lent out. If you choose to do a margin account you need to do a pla agreement. This isn't my issue but if your going to make it one we need to be honest where you hold your shares is working against your own company.

So I agree a call is needed. What your willing to do and what we would like just may not be the same thing. You want to explain what you are doing and have me give you time. The reason we are talking is I am frustrated to the point I am out of patience and lack the trust needed to give management more time. The ride has been so painful along the way my people are out of patience. They will allow me to give you time but you have to show a willingness to work with us. Working together on a board seat shows that willingness to work together. Doing a study you will need to do anyway is another small giveback. You will have to decide if it is worth risking your company over and we will have to decide if it is worth the fight.

Look forward to chatting next week. Good luck in dc.

Dave

David S. Richmond, MSFS, CAP®, ChFC®, CLU®
President
Richmond Brothers, Inc.

Connect with us:
3568 Wildwood Avenue, Jackson, Michigan 49202

██

Website: www.richmondbrothers.com
Services offered through Richmond Brothers, Inc., an SEC-Registered Investment Adviser.

From: David Richmond <dave@richmondbrothers.com>
Date: April 28, 2016, 8:48:45 PM EDT
To: Rob Chioini <rchioini@rockwellmed.com>
Cc: Tom Klema <tklema@rockwellmed.com>
Subject: Board Names and others

Rob,

Per our discussion this week, we are forwarding 3 names for the board and you to vet. I think
you will find all three names have high level public company experience and yet different skill
sets. They all come with big rolodexes which should contribute to the next steps in Rockwell's
future. They would all help you be the best you can be, and thus help drive performance for the
company. We would be comfortable with any of the nominees being appointed to the
board. You promised us you would consider each name in good faith and an open mind. With
that in mind we would expect an initial contact within the month of May with the vetting process
would start immediately upon confirmation of mutual interest.

·   **Ludwig N. Hantson,** President and CEO Baxalta, he will leave Baxalta at the close of Shire acquisition (Est 6/1/16)

·   **Guillermo A. Herrera,** Co-Founder of Pinnacle Biologics, Inc . Served as CEO prior to sale to Concordia Healthcare in 2013. President and Chief Executive Officer of NeoPharm Inc. from October 28, 2005 to March 23, 2007. He served as Senior Vice President of International Operations of Abbott Laboratories since March 14, 2003. Since June 2001, he served as Vice President.

·   **Sandy Miller,** Sr. Partner, HR Services, Aon Corporation, also Pinnacle Biologics, Board of Directors prior to sale to Concordia Healthcare.

Second, I would like a clarification of a comment you made during our last conversation. You mentioned that if you did not get transitional pricing, although you did expect to get it, that you have begun the groundwork to look at and proceed with legislation. I want to be clear in my understanding. If you were not to get the pass-through pricing, would you begin to immediately sell within the bundle (to the big providers) until the legislation took effect or would you continue to limit sales during legislation? Second, I assume you would communicate this decision to the public markets to set expectations.

Third, if you get pass through pricing I want to reiterate the importance of that press release. We believe you need to address sales, the timing of conversion of clinics, and the price at which it will sell. The public market's expectation is from a Tier 1 house; Morgan Stanley. They said you cannot sell it, you'll have to give it away and even if you get the pricing from CMS it will take a year for them to study it. This may not be true but it is the expectation of the markets. You need to create the narrative and correct what is currently out there.

Lastly, I wanted to remind you that you provided guidance that you would announce Calcitriol launch by the end of April. You still have tomorrow to do that. However, I wanted to go on record recommending you do what you say you'll do. We talked about not disappointing as you did with the lack of sales compared to expectations with Triferic. It would be too late not to disappoint however, I think some announcement has to come tomorrow, explaining an update to guidance or that you are launching. You will be hurt if you disappoint but the public markets need to be able to begin to trust what you say. That trust is sorely lacking. We obviously hope you will announce launch tomorrow, with sales, and a rollout timeline to set expectations in the marketplace. However, if you are not, we feel your credibility will take another hit, that guidelines and timelines don't matter to this company. You have the power to do what you say.

We congratulate you on the FDA approval this week. We wish you luck on Calcitriol, upcoming BD deals, and the announcement of pass through pricing. Hopefully these names show our commitment to doing what we say we'll do, providing you names that will contribute to a high level board ripe with experience and capability.

Best regards,

Dave

David S. Richmond, MSFS, CAP®, ChFC®, CLU®

Chairman & Co-owner
Richmond Brothers, Inc.

Connect with us:

3568 Wildwood Avenue, Jackson, Michigan 49202

███████████████████████████████

Website: www.richmondbrothers.com
Richmond Brothers, Inc. is an SEC-Registered Investment Adviser. Please visit our website for more information and important disclosures.

From: <dave@richmondbrothers.com>
Date: September 19, 2016 at 5:16:29 PM EDT
To: Rob Chioini <rchioini@rockwellmed.com>, <tklema@rockwellmed.com>
Cc: Mark Ravich ***FISMA & OMB Memorandum M-07-16***
Subject: Meeting request

Rob and Tom,

Per the receptionists directions I am emailing rob requesting a meeting. When I called today to talk to Tom she said he was unavailable but asked the nature of my call, when I said I am would like to request a meeting she directed me to email rob. So I am doing so.

As I am sure you are both aware i recently had a less than pleasant phone call with Ron Aubrey. It seems the lines are pretty clear but i would like to reach out one last time.

Mark and I would like to come to town and see if we can understand the long term game plan, find common ground, and a civil way forward. We are available in the next couple weeks and would look forward to a face to face sit down.

6

Please forward us a couple available dates and times.

Dave



David S. Richmond, MSFS, CAP®, ChFC®, CLU®



President
Richmond Brothers, Inc.

Connect with us:



3568 Wildwood Avenue, Jackson, Michigan 49202

Website: **www.richmondbrothers.com**
Services offered through Richmond Brothers, Inc., an SEC-Registered Investment Adviser.

Note: This message and any attachments contains information which may be confidential and/or privileged and is intended for use only by the addressee(s) named on this transmission. If you are not the intended recipient, or the employee or agent responsible for delivering the message to the intended recipient, you are notified that any review, copying, distribution or use of this transmission is strictly prohibited. If you have received this transmission in error, please (i) notify the sender immediately by e-mail or by telephone and (ii) destroy all copies of this message. If you do not wish to receive marketing e-mails from this sender, please send an e-mail to questions@richmondbrothers.com or a postcard to 3568 Wildwood Avenue, Jackson, Michigan 49202.

From: David Richmond [mailto:dave@richmondbrothers.com]
Sent: Thursday, September 22, 2016 8:52 AM
To: Rob Chioini; Tom Klema ***FISMA & OMB Memorandum M-07-16***
Subject: Fwd: Meeting request

Rob and Tom,

Did either of you get my previous email? I know mark did.

Are you going to even acknowledge that I sent an email when instructed to do so by one of you employees??

I understand your personality and therefore your tactics shouldn't surprise me but it continues to amaze me. When someone doesn't want to fight and yet is repeatedly treated poorly what do you think ends up happening?

All we did is request a meeting. One last attempt at finding common ground. And you can't find the time in 3 days to hit the reply button?

Because you won't talk to us I will opine on today's announcement:

Congrats on communicating today. At least you pre-announced bad news. We have asked for better communication and this is more then we got with Triferic. I am not happy you missed yet another public Deadline with a product but at least the company communicated. Hopefully we get a positive PR in 45 Days confirming the launch with some numbers. Why didn't you put any numbers, Market size, anything to have people we excited about the product. Have you pre-sold any of it? Is it possible to also put what sales look like for the product, how quickly it will ramp, any guidance??

Again, and this is the last time, my preference is to meet and discuss. If you prefer to go to war, by the way I am being treated and the lack of shareholder value my clients have experienced I am quickly becoming more and more ok with that. However, as stated numerous times, I would prefer a meeting.

4

Dave



David S. Richmond, MSFS, CAP®, ChFC®, CLU®



President
Richmond Brothers, Inc.

Connect with us:



3568 Wildwood Avenue, Jackson, Michigan 49202

Website: **www.richmondbrothers.com**
Services offered through Richmond Brothers, Inc., an SEC-Registered Investment Adviser.

Note: This message and any attachments contains information which may be confidential and/or privileged and is intended for use only by the addressee(s) named on this transmission. If you are not the intended recipient, or the employee or agent responsible for delivering the message to the intended recipient, you are notified that any review, copying, distribution or use of this transmission is strictly prohibited. If you have received this transmission in error, please (i) notify the sender immediately by e-mail or by telephone and (ii) destroy all copies of this message. If you do not wish to receive marketing e-mails from this sender, please send an e-mail toquestions@richmondbrothers.com or a postcard to 3568 Wildwood Avenue, Jackson, Michigan 49202.

From: David Richmond [mailto:dave@richmondbrothers.com]
Sent: Monday, October 03, 2016 1:15 PM
To: Rob Chioini; Tom Klema***FISMA & OMB Memorandum M-07-16***
Subject: RE: Meeting request

Rob and Tom,

Thanks for the reply. It is your decision if you grant a meeting or conversation with a shareholder or not. Interesting that you talk to other shareholders and yet won't talk to your largest shareholders. Many of your other large shareholders do talk to you on a regular basis. We don't and have never asked that of management. That said, I am profoundly disappointed in your tact and actions. First some factual corrections:

- I am not asking for non-public information. Rather we would like for the CEO to lay out a mid-term vision of the company in a public forum. This lack of vision is yet another reason the stock trades at $6 and change. It is a concern we would have discussed in person.
- It is almost funny you think we want non-public info. During your terrible fundraising several years ago, it was you and Tom calling me to request capital, with only hours to do due diligence. And because I would like a vision of the company for the next 1-3 years, you think I want non-public info. If the market doesn't know

1

where you want to go in the next 12-36 months I think that is enough of an indictment against how RMTI communicated to the public; that that information would be non-public is laughable.

- We would have addressed the company's continued missing of deadlines on launches and how the company communicates to the markets in its releases. I would do this in an effort to improve future communications with the market.
- I have met with you 3x in 14 years of stock ownership. I don't believe that is "regularly requesting meetings". You asked me to meet in March and during that meeting you extended an offer to meet us in the future if we had other questions, concerns or comments. We simply were taking you up on your offer to continue dialogue. I guess you are not a man of your word.
- I had never been anything other than supportive until you surprised the market in March with the Add-on payment disclosure. At that point, being blindsided as the market was, it reacted negatively. As an owner of the company, representing hundreds of people, we felt it necessary to let you know of our disappointment. I didn't escalate to other courses of action until you ignored us for 3 weeks.
- I do not have a group. You keep mentioning a group. There is no group. I know your trying to pigeon hole me/us into a legal issue but we don't have a group. I can't stop other shareholders from calling me as the largest shareholder. I have always been supportive of management and the vision of the company. But being we are through the FDA process and the vision is now very limited and thus it is very difficult to support the company. We have not called other shareholders. We didn't ask them to vote their shares against your comp plan even though we were going to vote no. We never asked them to vote against your director in a protest vote. You simply have a lot of pissed off people who expressed that in the defeat of your comp plan and 12 million withhold votes of the director.
- I asked you to write a best practices comp plan and offered two different consultants to help you write such a comp plan. I gave you the email that defined the points in the comp plan that were egregious. You wanted no part of it, so you can take an egregious amount of the company. We weren't being confrontational. We tried to work with you for 2 years. You ignored us. After the first year, I told you we would withhold our vote and not vote not, as to not publicly embarrass you, as long as you worked with me. Tom agreed, you obviously did not. You ignored us for a second year and thus we told you we would vote no. I would love to tell our story in public if it comes to that.
- Regarding the board seats, we have offered help to you and the company. We have offered several candidates who have great experience in running multi-billion dollar companies. Which, by fact, is more experience than any one of your board members have including yourself. We are trying to help you, not attack you. But your personality can't or won't allow you to see that.

As stated above I am profoundly disappointed that you would treat us in this manner. Someone who has a $25+ million dollar investment in your company. Someone who has been nothing but supportive for 14 of the 14.5 years we have owned this company. If we have to tell our story publicly it will be an easy one to tell. One of us trying to help the company, being ignored and treated poorly while management tries to steal the company from its shareholders with no or little performance metrics needing to be accomplished. Why you don't want to build relationships? Instead you create an environment that pushes people to fight you. I have stated numerous times we don't want to fight, we want to help. Instead you ignore us, and then try to isolate us.

I wish you luck. I hope you are successful and drive shareholder value. We have a large investment in your company and share a common objective. If you don't produce shareholder value I have a decision to make, a decision any owner has, are you happy with those running the company you own? If they won't talk to me and won't share their vision of the future, what choice do you leave me? Time is running out and one can only remain in the dark for so long. I do wish you luck. And I want to leave you with this; this course of action is of your choice and choosing. We would love to meet and understand management's vision of the future. You are choosing to proceed this way. We are reaching out and you are slapping our hand. Of course this is standard practice for you. We reached out on the comp plan, you ignored us and wrote your own plan. We reached out on vision and board members, you have ignored us and not contacted any of our well-qualified names. We have tried to help and you have a history of ignoring your owners. That style of management works if you deliver. So for your sake I hope you deliver. If not, you'll probably join the long list of founders who no longer work at the company they founded. May not be us but someone will come along to buy your company and you won't have the shareholder credibility to get the vote you need. If you need any proof of that, look to your comp vote or director vote. You need us to support you. Yet you ignore us and isolate us. Makes no sense. As I said, I wish you luck.

Dave



David S. Richmond, MSFS, CAP®, ChFC®, CLU®
President
Richmond Brothers, Inc.

Connect with us:



EXHIBIT K



March 15, 2017

Rockwell Medical Reports Fourth Quarter Results

WIXOM, Mich., March 15, 2017 (GLOBE NEWSWIRE) -- Rockwell Medical, Inc. (NASDAQ:RMTI), a fully-integrated biopharmaceutical company targeting end-stage renal disease (ESRD) and chronic kidney disease (CKD) with innovative products and services for the treatment of iron replacement, secondary hyperparathyroidism and hemodialysis, reported results for the quarter and year ending December 31, 2016.

Q4 2016 Financial Highlights

- Sales were $13.4 million, or $0.7 million lower than Q4 2015, primarily due to lower domestic and lower contract manufacturing concentrate sales.
- Gross profit was $2.0 million compared to $2.1 million in Q4 2015.
- SG&A expense was $6.0 million compared $6.1 million in Q4 2015.
- R&D expense was $1.2 million compared to $2.0 million in Q4 2015.
- Net loss was $5.1 million or ($0.10) per share compared to a $5.8 million loss or ($0.12) per share in Q4 2015. Net loss was $0.7 million less year over year primarily due to lower R&D expense of $0.8 million.
- Cash and investments were $57.9 million as of December 31, 2016.
- Net working capital was $68.4 million as of December 31, 2016.

2016   Financial Highlights

- Sales were $53.3 million compared to $55.4 million in 2015, primarily due to lower contract manufacturing sales and lower international concentrate sales.
- Gross profit was $6.8 million compared to $8.9 million in 2015. Gross profit was impacted by increased drug product costs of $1.5 million, lower third party contract manufacturing revenue and a $0.2 million value add tax paid on the $4.0 million received from Wanbang Biopharma.
- SG&A expense was $21.1 million compared $19.1 million in 2015.
- R&D expense was $5.8 million compared to $5.0 million in 2015.
- Net loss was $19.8 million or ($0.39) per share versus $14.4 million or ($0.29) per share in 2015.
- Cash used in operating activities in 2016 was $12.5 million of which R&D related expense was $5.8 million and investment in Triferic inventory was $6.1 million.

2016 Corporate Highlights

- Made significant progress to secure transitional add-on reimbursement for Triferic.
- Formed wholly owned subsidiary in India to initiate commercialization activities of Triferic in India.
- Secured partnership in Canada for distribution of Triferic.
- Advanced clinical development with several new indications for Triferic, including peritoneal dialysis, total parenteral nutrition and orphan indication IRIDA.
- Triferic Phase-1 Healthy Volunteer Intravenous (IV) Pharmacokinetic Study published in the September 2016 edition of the Journal of Clinical Pharmacology.
- Received FDA approval to market Triferic powder packet.
- Built redundancy into Triferic product supply chain to manage anticipated customer demand.
- Entered into license agreement with ARAM Medical to market Triferic in Saudi Arabia, Egypt and Middle Eastern countries.
- Partnered with Wanbang Biopharma to commercialize Triferic and Calcitriol in the People's Republic of China, receiving up to $39 million in milestone payments and ongoing profit on commercial product sales in China.

Mr. Robert L. Chioini, Chairman and Chief Executive Officer of Rockwell stated, "We are pleased and excited with our progress to obtain transitional add-on reimbursement for Triferic. Our effort and movement on the add-on reimbursement front has been very strong and we feel we are closer to our goal of securing it. We continue to garner support from key stakeholders for add-on reimbursement for Triferic. We are also very pleased with the response, and the positive clinical findings being reported from dialysis providers using Triferic through our drug sample program. Our marketing and education efforts on Triferic have been well received and continue to be very effective." Mr. Chioini also stated, "We have advanced our clinical development work for Triferic in both the China and India markets, while implementing the necessary clinical steps to advance the use of Triferic in the Peritoneal dialysis, Total Parenteral Nutrition and Cancer markets."

Conference Call Information
Rockwell Medical will be hosting a conference call to review its fourth quarter and year end 2016 results on Wednesday, March 15, 2017 at 4:30 pm ET. Investors are encouraged to call a few minutes in advance at (888) 438-5453, or for international callers (719) 457-2637, passcode # 8360933 or to listen to the call via webcast at the Rockwell Medical IR web page: http://ir.rockwellmed.com/

About Triferic
Triferic is the only FDA approved drug indicated to replace iron and maintain hemoglobin in hemodialysis patients suffering from anemia. Via dialysate during each dialysis treatment, Triferic replaces the 5-7 mg iron loss that occurs in all patients, effectively maintaining their iron balance. Unlike IV iron products, Triferic binds iron immediately and completely to transferrin (carrier of iron in the body) upon entering the blood and it is then transported directly to the bone marrow to be incorporated into hemoglobin, with no increase in ferritin (stored iron and inflammation) and no anaphylaxis, addressing a significant unmet need in overcoming Functional Iron Deficiency (FID) in ESRD patients. Please visit www.triferic.com to view the Triferic mode-of-action (MOA) video and for more information.

About Rockwell Medical
Rockwell Medical is a fully-integrated biopharmaceutical company targeting end-stage renal disease (ESRD) and chronic kidney disease (CKD) with innovative products and services for the treatment of iron replacement, secondary hyperparathyroidism and hemodialysis.

Rockwell's recent FDA approved drug Triferic is indicated for iron replacement and maintenance of hemoglobin in hemodialysis patients. Triferic delivers iron to patients during their regular dialysis treatment, using dialysate as the delivery mechanism. Triferic has demonstrated that it safely and effectively delivers sufficient iron to the bone marrow and maintains hemoglobin, without increasing iron stores (ferritin). Rockwell intends to market Triferic to hemodialysis patients in the U.S. dialysis market and globally.

Rockwell's FDA approved generic drug Calcitriol is for treating secondary hyperparathyroidism in dialysis patients. Calcitriol (active vitamin D) injection is indicated in the management of hypocalcemia in patients undergoing chronic renal dialysis. It has been shown to significantly reduce elevated parathyroid hormone levels. Reduction of PTH has been shown to result in an improvement in renal osteodystrophy. Rockwell intends to market Calcitriol to hemodialysis patients in the U.S. dialysis market.

Rockwell is also an established manufacturer and leader in delivering high-quality hemodialysis concentrates/dialysates to dialysis providers and distributors in the U.S. and abroad. As one of the two major suppliers in the U.S., Rockwell's products are used to maintain human life by removing toxins and replacing critical nutrients in the dialysis patient's bloodstream. Rockwell has three U.S. manufacturing/distribution facilities.

Rockwell's exclusive renal drug therapies support disease management initiatives to improve the quality of life and care of dialysis patients and are intended to deliver safe and effective therapy, while decreasing drug administration costs and improving patient convenience. Rockwell Medical is developing a pipeline of drug therapies, including extensions of Triferic for indications outside of hemodialysis. Please visit www.rockwellmed.com for more information.

Certain statements in this press release constitute "forward-looking statements" within the meaning of the federal securities laws, including, but not limited to, Rockwell's intention to sell and market Calcitriol and Triferic. Words such as "may," "might," "will," "should," "believe," "expect," "anticipate," "estimate," "continue," "predict," "forecast," "project," "plan", "intend" or similar expressions, or statements regarding intent, belief, or current expectations, are forward-looking statements. While Rockwell Medical believes these forward-looking statements are reasonable, undue reliance should not be placed on any such forward-looking statements, which are based on information available to us on the date of this release. These forward looking statements are based upon current estimates and assumptions and are subject to various risks and uncertainties, including without limitation those set forth in Rockwell Medical's SEC filings. Thus, actual results could be materially different. Rockwell Medical expressly disclaims any obligation to update or alter statements whether as a result of new information, future events or otherwise, except as required by law.

Triferic® is a registered trademark of Rockwell Medical, Inc.

ROCKWELL MEDICAL, INC. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS

For the three and twelve months ended December 31, 2016 and December 30, 2015

	Three Months Ended December 31, 2016	Three Months Ended December 31, 2015	2016	2015
Sales	$ 13,389,786	$ 14,132,637	$ 53,284,166	$ 55,350,702
Cost of Sales	11,401,603	12,076,489	46,531,648	46,412,848
Gross Profit	1,988,183	2,056,148	6,752,518	8,937,854
Selling, General and Administrative	6,049,663	6,089,606	21,120,901	19,078,867
Research and Product Development	1,200,729	2,029,736	5,840,346	4,961,313
Operating Income (Loss)	(5,262,209)	(6,063,194)	(20,208,729)	(15,102,326)
Interest and Investment Income	207,911	293,238	810,340	681,876
Interest (Expense)	—	—	—	—
Income (Loss) Before Income Taxes	(5,054,298)	(5,769,956)	(19,398,389)	(14,420,450)
Income Tax Expense	—	—	(404,527)	—
Net Income (Loss)	$ (5,054,298)	$ (5,769,956)	$ (19,802,916)	$ (14,420,450)
Basic Earnings (Loss) per Share	$ (0.10)	$ (0.12)	$ (0.39)	$ (0.29)
Diluted Earnings (Loss) per Share	$ (0.10)	$ (0.12)	$ (0.39)	$ (0.29)

ROCKWELL MEDICAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As of December 31, 2016 and December 31, 2015

	December 31, 2016	December 31, 2015
ASSETS		
Cash and Cash Equivalents	$ 17,180,594	$ 31,198,182
Investments Available for Sale	40,759,703	39,482,732
Accounts Receivable, net of a reserve of $5,000 in 2016 and $75,000 in 2015	6,393,228	5,046,733
Inventory	12,141,072	7,871,780
Other Current Assets	2,034,598	1,026,889
Total Current Assets	78,509,195	84,626,316
Property and Equipment, net	1,391,575	1,646,568
Inventory, Non-Current	1,826,554	—
Intangible Assets	4,382	165,657
Goodwill	920,745	920,745
Other Non-current Assets	501,187	462,839
Total Assets	$ 83,153,638	$ 87,822,125
LIABILITIES AND SHAREHOLDERS' EQUITY		
Accounts Payable	$ 5,858,234	$ 3,995,216
Accrued Liabilities	4,210,151	3,831,356
Customer Deposits	77,217	264,879
Total Current Liabilities	10,145,602	8,091,451
Deferred License Revenue	20,051,737	17,410,852
Shareholders' Equity:		
Common Shares, no par value, 51,527,711 and 51,501,877 shares issued and outstanding	268,199,939	257,773,494
Accumulated Deficit	(214,341,092)	(194,538,176)
Accumulated Other Comprehensive Income	(902,548)	(915,496)
Total Shareholders' Equity	52,956,299	62,319,822
Total Liabilities And Shareholders' Equity	$ 83,153,638	$ 87,822,125

ROCKWELL MEDICAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2016 and December 31, 2015

	2016	2015
Cash Flows From Operating Activities:		
Net (Loss)	$ (19,802,916)	$ (14,420,450)
Adjustments To Reconcile Net Loss To Net Cash Used In Operating Activities:		
Depreciation and Amortization	762,368	822,294
Share Based Compensation—Employees	10,346,284	8,887,977
Restricted Stock Retained in Satisfaction of Tax Liabilities	—	(2,912,859)
Loss on Disposal of Assets	8,168	5,281
Loss on Sale of Investments Available for Sale	26,820	58,095
Changes in Assets and Liabilities:		
(Increase) in Accounts Receivable	(1,162,469)	(574,731)
(Increase) in Inventory	(6,095,846)	(3,951,595)
(Increase) in Other Assets	(1,230,084)	(360,303)
(Decrease) in Accounts Payable	1,863,018	(1,299,299)
(Decrease) in Other Liabilities	191,134	(413,652)
Increase (decrease) in Deferred License Revenue	(2,065,785)	(2,081,668)
Increase (decrease) in Deferred Drug License Revenue	4,706,670	—
Changes in Assets and Liabilities	(3,793,362)	(8,681,248)
Cash (Used) In Provided By Operating Activities	(12,452,638)	(16,240,910)
Cash Flows From Investing Activities:		
Purchase of Investments Available for Sale	(25,781,853)	(21,800,000)
Sale of Investments Available for Sale	24,491,677	1,468,656
Purchase of Equipment	(355,264)	(815,002)
Proceeds on Sale of Assets	1,000	4,800
Cash (Used In) Investing Activities	(1,644,440)	(21,141,546)
Cash Flows From Financing Activities:		
Proceeds from Issuance of Common Shares and Purchase Warrants	80,161	2,780,187
Cash Provided By Financing Activities	80,161	2,780,187
Effects of exchange rate changes	(671)	—
(Decrease) Increase In Cash	(14,017,588)	(34,602,269)
Cash At Beginning Of Period	31,198,182	65,800,451
Cash At End Of Period	$ 17,180,594	$ 31,198,182

Michael Rice,

Investor Relations;

646-597-6979

Primary Logo

Source: Rockwell Medical, Inc.

News Provided by Acquire Media

EXHIBIT 2

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF MICHIGAN
SOUTHERN DIVISION

ROCKWELL MEDICAL, INC.,	Civil No. 17-cv-10757
Plaintiff,	Hon. Robert H. Cleland
-against-	
RICHMOND BROTHERS, INC., *et al.*,	
Defendant.	

DECLARATION OF MARK H. RAVICH

Mark Ravich declares under the penalty of perjury, pursuant to 28 U.S.C. § 1746, that:

1.   I am a Defendant in this case. I submit this Declaration on personal knowledge in opposition to the motion for a preliminary injunction by plaintiff Rockwell Medical, Inc. ("Rockwell" or the "Company").

The Ravich Defendants

2.   I am the President of Tri-Star Management, Inc., a commercial real estate management and syndication company, based in Minneapolis, Minnesota. I also serve as the trustee of the following defendants: the Norman J. Ravich Irrevocable Trust, the Norman and Sally Ravich Family Trust, the Alexander Coleman Ravich 1991 Irrevocable Trust and the Alyssa Danielle Ravich 1991

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Irrevocable Trust (collectively, the "Ravich Trusts"). The Ravich Trusts, along with myself, are referred to herein, as the "Ravich Defendants."

3.   The Ravich Defendants have been shareholders of Rockwell since September 2009. As of February 21, 2017, the date that I filed a Schedule 13D with David Richmond and his companies, I may be deemed to have beneficially owned 467,650 shares of Rockwell. This figure includes shares held by the Ravich Trusts, as well as shares that may be purchased by options. My ownership has not changed.

Rockwell's Claims

4.   I have reviewed Mr. Richmond's Declaration submitted in opposition to Rockwell's Motion for a Preliminary Injunction and agree with his statements regarding Rockwell and its claims in this case.

5.   I, too, was concerned about Rockwell's performance in early 2016. I also discussed this topic with other Rockwell shareholders, including Dave Richmond, Chris Paxos, Jay Joliat, David Hagelstein, Larry Hopfenspirger and many others in the February-March 2016 time period. Given Rockwell's lack of transparency, many Rockwell shareholders communicated frequently to see if anyone had any new thoughts or news about Rockwell.

6.   In February 2016, I sent Rockwell's CEO, Rob Chioini, three emails, offering constructive criticism and feedback and requesting a conference call and

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meeting to address concerns over Rockwell's performance. Messrs. Richmond, Paxos, Joliat, Hagelstein, and Larry Hopfenspirger were copied on those communications, and their names appears as supporters of my comments. I also signed on to the letter from Mr. Richmond to Mr. Chioini on March 4, 2016 reiterating many of the concerns expressed in my February email.

7.   At no time, however, did I, Mr. Richmond, Mr. Joliat, Mr. Paxos, Mr. Hagelstein and Mr. Hopfenspirger have any agreement regarding the voting, holding or disposing of Rockwell shares. Mr. Hopfenspirger, a real estate professional and fellow Minnesotan, passed away in November 2016.

8.   The individuals in Rockwell's so-called "group" all made our own independent decisions with respect to Rockwell shares. We all felt that the Company could perform better, but there was no agreement amongst us, formally or otherwise.

9.   It was not until February 20, 2017, that I agreed to take collective action regarding Rockwell shares. My agreement is memorialized in the Joint Solicitation Agreement referenced in Mr. Richmond's Affidavit. That is the only agreement I have ever entered into regarding Rockwell shares.

10.   Rockwell's claim that I, or Mr. Richmond should have included others in our Schedule 13D reflects fantasy, desperation and a desire to inflict us with the heavy costs of litigation. Prior to this lawsuit, I had not spoken to Mr. Joliat in

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over a year. Unbeknownst to me, Mr. Paxos has sold all of his shares in Rockwell in 2016 and 2017. I learned of this through court filings in this case. I have only spoken to Mr. Hagelstein a few times over the past year and only to compare notes on company activities. We never discussed forming a group to act together as I knew Mr. Hagelstein's tendency to not want to do anything to upset his access to management. Mr. Hagelstein recently told David Richmond he voted with management at the June 2016 annual meeting and intends to do so again at the June 2017 annual meeting. He is not supporting my nomination or Mr. Richmond's to Rockwell's board.

11. The Joint Solicitation Agreement that I signed with Mr. Richmond was fully and timely disclosed in our Schedule 13D and its amendments, which accurately disclose in all material respects, our plans and agreements.

I declare under penalty of perjury that the foregoing is true and correct. Executed on April 10, 2017.



MARK RAVICH

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EXHIBIT 3

UNITED STATES DISTRICT COURT
EASTERN DISTRICT OF MICHIGAN
SOUTHERN DIVISION

ROCKWELL MEDICAL, INC.,	Civil No. 17-cv-10757
Plaintiff,	Hon. Robert H. Cleland
-against-	
RICHMOND BROTHERS, INC., *et al.*,	
Defendant.	

DECLARATION OF JAY F. JOLIAT

Jay F. Joliat declares under the penalties of perjury, pursuant to 28 U.S.C. § 1746, that:

1.   I am a Defendant in this case and I have personal knowledge of the facts set forth in this declaration.

2.   I am an entrepreneur and owner of several businesses in the Birmingham, Michigan area, including a restaurant company and a building company. I am also a frequent investor in the public securities markets.

3.   I have been a shareholder of Rockwell Medical, Inc. ("Rockwell") since at least October 2009. I purchased Rockwell shares based largely on the promise of new drugs it was developing, particularly Triferic, a novel iron replacement treatment for dialysis patients.

4.   In my opinion, Rockwell shares have underperformed for the past several years and its prospects for developing and marketing new drugs remain unfulfilled. This is reflected in its historical share price and financials.

5.   As Rockwell's share price declined in 2015, I became particularly concerned about management's poor performance.

6.   In early 2016, several investors in Rockwell, including Mark Ravich, Dave Richmond, Chris Paxos, and David Hagelstein, among others, expressed concerns about the performance of Rockwell's CEO, Rob Chioini. I thought they had some constructive suggestions on how the business and the corporate governance as it pertains to shareholders could be improved.

7.   Mr. Ravich drafted letters offering advice and I read them. The last version of the letter, which I signed because I agreed with the observations expressed, was sent March 4, 2016. After that, I spoke with Mr. Chioini directly, and my involvement in the letter writing ceased.

8.   I did not communicate further with David Richmond or Mark Ravich in 2016 or prior to their filing of a Schedule 13D in early 2017. I learned of the Schedule 13D filing through a press release and had no knowledge that Mr. Richmond or Mr. Ravich were considering a proxy campaign until it was publicly disclosed.

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9. I have never had any agreement with Mr. Richmond or Mr. Ravich regarding the voting, holding, purchase or sale of Rockwell shares. Over the years, I have purchased and sold shares of Rockwell stock, as I saw prudent. I never told Mr. Richmond or Mr. Ravich when I was trading shares, and I never had any reason to. That was up to me.

10. I was surprised when I learned that I had been named a Defendant in this lawsuit. The claim that Mr. Richmond and Mr. Ravich have—or ever had—any power or control over my Rockwell investment is ridiculous. There is no reason why I would ever agree to an arrangement where I would be obligated to them, or anyone else, to hold my Rockwell shares or to acquire more shares. Nor have I ever agreed to any voting arrangement with Mr. Richmond or Mr. Ravich.

11. It has been my practice to vote my Rockwell shares as I deem prudent, and I intend to maintain that practice as the 2017 annual meeting approaches.

Executed on April 6, 2017

Jay F. Joliat

Jay F. Joliat

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